Filed by Dialog Semiconductor plc

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No.: 0-19032

dialog
SEMICONDUCTOR
Leading through innovation
Shareholder Circular incorporating Notice of General Meeting
19 November 2015

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser authorised under the Financial Services and Markets Act 2000 (as amended), if you are resident in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

If you sell or have sold or otherwise transferred all of your Dialog Shares, please forward this document, but not the accompanying personalised Reply Form, as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you sell or have sold or otherwise transferred only part of your holding of Dialog Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

This document should be read as a whole. Your attention is drawn to this letter from Richard Beyer, the Chairman of Dialog Semiconductor Plc, which is set out in Part I (Letter from the Chairman) of this document in which the Board of Dialog Semiconductor Plc unanimously recommends that you vote in favour of the Resolution to be proposed at the Dialog General Meeting referred to below. Your attention is also drawn to the risk factors which are set out in Part II (Risk Factors) of this document. You should read this document in its entirety and consider whether to vote in favour of the Resolution in light of the information contained in this document. Capitalised terms contained in this document have the meanings set out in Part IX (Definitions and Glossary) of this document.

This document is a circular and is not a prospectus. In connection with the issue and application for trading of the New Dialog Shares, a prospectus relating to Dialog will be prepared in accordance with the Prospectus Rules of the FCA made under section 73A of the FSMA, submitted for approval by the FCA in accordance with section 87A of the FSMA and made available to the public in accordance with Rule 3.2 of the Prospectus Rules in due course. Application will be made for the New Dialog Shares to be admitted to trading on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and the sub-segment thereof with additional post-admission obligations (Prime Standard).

I

DIALOG SEMICONDUCTOR PLC

Registered in England and Wales with registered number 3505161

Proposed issue of New Dialog Shares in connection with the proposed acquisition of Atmel Corporation

and

Notice of General Meeting

Notice of a General Meeting of Dialog Semiconductor Plc, to be held at the offices of Reynolds Porter Chamberlain LLP, Tower Bridge House, St Katharine’s Way, London E1W 1AA, United Kingdom at 12.00 noon GMT (1.00 p.m. (CET)) on 19 November 2015, is set out at the end of this document. Whether or not you intend to attend the Dialog General Meeting in person, please complete, sign and return the enclosed Reply Form in accordance with the Important Notes accompanying it. Reply Forms should be returned to Dialog Semiconductor Plc c/o Art of Conference – Martina Zawadzki, Böblinger Str. 26, D-70178 Stuttgart, Germany or by fax to +49(0) 711 4709-713 or by email to dialog@art-of-conference.de, as soon as possible but, in any event, so as to arrive no later than 12.00 noon GMT (1.00 p.m. (CET)) on 17 November 2015. Completion and return of a Reply Form appointing a proxy will not prevent members from attending and voting in person should they wish to do so.

A summary of the actions to be taken by Dialog Shareholders is set out on page 10 of this document and in the Notice of General Meeting set out at the end of this document.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. The delivery of this document shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this document or that the information in it is correct as of any subsequent time.

Morgan Stanley is acting exclusively for Dialog Semiconductor Plc as financial adviser and for no one else in connection with the Transaction and other matters described herein and will not be responsible to anyone other than Dialog Semiconductor Plc for providing protections afforded to clients of Morgan Stanley, nor for providing advice to any other person in relation to the Transaction, the contents of this document or any other matter referred to herein. Morgan Stanley assumes no responsibility whatsoever and makes no representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness or verification or for any other statement made or purported to be made by Dialog Semiconductor Plc or on Dialog Semiconductor Plc’s behalf or by Morgan Stanley or on Morgan Stanley’s behalf and nothing contained in this document is, or shall be relied on as, a promise or representation in this respect, whether as to the past or the future, in connection with Dialog Semiconductor Plc or the Transaction. Morgan Stanley accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this document or any such statement.

The contents of this document are not to be construed as legal, business or tax advice. Investors should consult their own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

No profit forecasts or estimates

No statement in this document is intended as a profit forecast or estimate for any period and no statement in this document should be interpreted to mean that earnings or earnings per share for Dialog or Atmel, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for Dialog or Atmel, as appropriate.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Transaction involving Dialog and Atmel. In connection with the Transaction, Dialog will file with the SEC a Registration Statement on Form F-4 (the “Registration Statement”) containing the Proxy Statement/Prospectus. Each of Dialog and Atmel intends to file other documents with the SEC regarding the Transaction. The definitive Proxy Statement/Prospectus will be mailed to Atmel Shareholders and will contain important information about the Transaction and related matters. Dialog Shareholders and Atmel Shareholders are advised to read carefully the formal documentation in relation to the Transaction once it has been dispatched. The proposals for the Transaction will, in respect of Dialog Shareholders, be made solely through this document, and, in respect of Atmel Shareholders, be made solely through the Proxy Statement/Prospectus. This document contains, and the final Proxy Statement/Prospectus will contain, the full terms and conditions of the way in which the Transaction will be implemented, including details of how to vote with respect to the implementation of the Transaction. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the Dialog Shareholders, in this document, or, in respect of Atmel Shareholders, in the Proxy Statement/Prospectus.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF DIALOG TO READ CAREFULLY THIS DOCUMENT AND INVESTORS OF ATMEL TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING IN EACH CASE ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

II

This communication comprises an advertisement for the purposes of paragraph 3.3R of the Prospectus Rules made under Part VI of the FSMA and not a prospectus. As referred to above, the prospectus in connection with the admission of Dialog Shares to the Regulated Market of, and to trading on, the Frankfurt Stock Exchange (the “UK Prospectus”) will be published at a later date.

Copies of this document and the UK Prospectus will, from the date of posting to Dialog Shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by Dialog Shareholders at the registered office of Dialog Semiconductor Plc, Tower Bridge House, St. Katharine’s Way, London E1W 1AA, United Kingdom, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Relations section of Dialog’s website at www.dialog-semiconductor.com. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Dialog with the SEC in connection with the Transaction at the SEC’s website at www.sec.gov. Investors may obtain, free of charge, copies of the Proxy Statement/ Prospectus and any other documents filed by Atmel with the SEC in connection with the Transaction in the “Investors” section of Atmel’s website at www.atmel.com. Investors may also obtain, free of charge, copies of the Registration Statement, and any other documents filed by Dialog with the SEC in connection with the Transaction on Dialog’s website at www.dialog-semiconductor.com.

Participants in the solicitation

Dialog, Atmel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the approval of the Transaction and may have direct or indirect interests in the Transaction. Information about Dialog’s directors and executive officers is set forth in the Dialog 2014 Annual Report, which may be obtained free of charge at Dialog’s website at www.dialog-semiconductor.com. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on 3 April 2015, and its Annual Report on Form 10-K for the fiscal year ended 31 December 2014, which was filed with the SEC on 26 February 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Transaction will be included in the Proxy Statement/Prospectus and the Registration Statement that Dialog will file with the SEC in connection with the solicitation of proxies to approve the Transaction.

Safe harbor for forward-looking statements

This document contains, or may contain, “forward-looking statements” in relation to Dialog and Atmel and the future operating performance and outlook of Dialog and the combined company, as well as other future events and their potential effects on Dialog and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to: (i) the benefits of the Transaction, including future financial and operating results of the Combined Company, Dialog’s or Atmel’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (ii) expected developments in product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customers, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of the management of Dialog and Atmel; (iii) the expansion and growth of Dialog’s or Atmel’s operations; (iv) the expected cost, revenue, technology and other synergies of the Transaction, the expected impact of the Transaction on customers and end-users, the combined company’s future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of the Combined Company’s operations; (vi) the anticipated timing of shareholder meetings and completion of the Transaction and matters to be voted upon at shareholder meetings; and (vii) expectations of location of antitrust and competition law filings.

These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Dialog’s and Atmel’s or the Combined Company’s ability to control or estimate precisely and include, without limitation: (i) the ability to obtain governmental and regulatory approvals of the Transaction, including the approval of antitrust authorities necessary to complete the Transaction, or to satisfy other conditions to the Transaction, including the ability to obtain the requisite Dialog Shareholder Approvals and Atmel Shareholder Approvals, on the proposed terms and timeframe; (ii) the possibility that the Transaction does not close when expected or at all, or that the companies, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the Transaction or to accept conditions that could adversely affect the Combined Company or the expected benefits of the Transaction; (iii) the risk that competing offers or acquisition proposals will be made; (iv) the inherent uncertainty associated with financial projections; (v) the ability to realise the expected synergies or savings from the Transaction in the amounts or in the timeframe anticipated; (vi) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Transaction; (vii) the ability to integrate Atmel’s businesses into those of Dialog’s in a timely and cost-efficient manner; (viii) the development of the markets for Atmel’s and Dialog’s products; (ix) the Combined Company’s ability to develop and market products containing the respective technologies of Atmel and Dialog in a timely and cost-effective manner; (x) general global macroeconomic and geo-political conditions; (xi) the cyclical nature of the semiconductor industry; (xii) an economic downturn in the semiconductor and telecommunications markets; (xiii) the inability to realise the anticipated benefits of transactions related to the Transaction and other acquisitions, restructuring activities, including in connection with the Transaction, or other initiatives in a timely manner or at all; (xiv) consolidation occurring within the semiconductor industry through mergers and acquisitions; (xv) the impact of competitive products and pricing; (xvi) disruption to Atmel’s business caused by increased dependence on outside foundries; (xvii) industry and/or company overcapacity or under-capacity, including capacity constraints of independent assembly contractors; (xviii) insufficient, excess or obsolete inventory; (xix) the success of customers’ end products and timely design acceptance by customers; (xx) timely introduction of new products and technologies and implementation of new manufacturing technologies; (xxi) the Combined Company’s ability to ramp new products into volume production; (xxii) reliance on non-binding customer forecasts and the absence of long-term supply contracts with customers; (xxiii) financial stability in foreign markets and the impact or volatility of foreign exchange rates and significant devaluation of the Euro against the U.S. dollar; (xxiv) unanticipated changes in environmental, health and safety regulations; (xxv) Atmel’s dependence on selling through independent distributors; (xxvi) the complexity of the Combined Company’s revenue recognition policies; (xxvii) information technology system failures; (xxviii) business interruptions, natural disasters or terrorist acts; (xxix) disruptions in the availability of raw materials; (xxx) compliance with U.S. and international laws and regulations by the Combined Company and its distributors; (xxxi) dependence on key personnel; (xxxii) the Combined Company’s ability to protect intellectual property rights; (xxxiii) litigation (including intellectual property litigation in which the Combined Company may be involved or in which

III

customers of the Combined Company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (xxxiv) the market price or increased volatility of Dialog’s ordinary shares and ADSs (if the merger is completed); and (xxxv) other risks and uncertainties, including those detailed herein or from time to time in Dialog’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended 30 June 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Dialog nor Atmel can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Dialog nor Atmel nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Non-GAAP financial measures

In this document, certain financial measures of the Dialog Group, the Atmel Group and the Combined Company that are presented are not measures of financial performance defined under IFRS, U.S. GAAP or any other internationally accepted accounting principles (the “Non-GAAP Measures”). The Non-GAAP Measures are not measures or adjustments defined under IFRS, U.S. GAAP or any other internationally accepted accounting principles, and you should not consider such items as an alternative to the historical financial results or other indicators of performance of the Dialog Group or the Atmel Group defined under IFRS or U.S. GAAP (as applicable).

Overseas jurisdictions

The release, publication or distribution of this document in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document has been prepared for the purposes of complying with English Law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

Date

This document is dated 23 October 2015.

IV

CORPORATE DETAILS AND ADVISERS

Directors	Richard Beyer (Chairman)
Jalal Bagherli (Chief Executive Officer)
Chris Burke (Non-Executive Director)
Alan Campbell (Non-Executive Director)
Mike Cannon (Non-Executive Director)
Aidan Hughes (Non-Executive Director)
Eamonn O’Hare (Non-Executive Director)
Russ Shaw (Non-Executive Director)
Company Secretary	Tim Anderson
Registered Office	Dialog Semiconductor Plc
Tower Bridge House
St Katharine’s Way
London E1W 1AA
United Kingdom
Financial Adviser	Morgan Stanley & Co. LLC
1585 Broadway
New York
New York 10036
United States of America
Legal Advisers as to U.S. and English Law	Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025
United States of America

Davis Polk & Wardwell London LLP
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
Legal Advisers as to English Law	Reynolds Porter Chamberlain LLP
St Katharine’s Way
London E1W 1AA
United Kingdom
Legal Advisers as to German Law	Gleiss Lutz Hootz Hirsch PartmbB Rechtsanwälte, Steuerberater
Lautenschlagerstrasse 21
70173 Stuttgart
Germany
Auditors	Ernst & Young LLP
Apex Plaza
Reading
Berkshire RG1 1YE
United Kingdom
Registrars	Registrar Services GmbH
Frankfurter Straße 84-90a
65760 Eschborn
Germany
Proxy Solicitors	Ipreo Limited
1st Floor Castle House
37-45 Paul Street
London EC2A 4LS
United Kingdom

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Date
Announcement of the Transaction	20 September 2015
Date of Dialog General Meeting published in Wertpapier-Mitteilungen	2 October 2015
Notice of Dialog General Meeting published in the Bundesanzeiger	16 October 2015
Publication date of Circular	23 October 2015
Latest time and date for receipt of Reply Forms for the Dialog General Meeting	12.00 noon GMT (1.00 p.m. CET) on 17 November 2015
Dialog General Meeting	12.00 noon GMT (1.00 p.m. CET) on 19 November 2015
Expected date of completion of the Transaction	First quarter 2016

Notes:

(1)	These times and dates are indicative only and will depend, among other things, on the receipt of regulatory clearances in respect of the Transaction, the timing of which may in turn impact the dates upon which the conditions set out in the Merger Agreement are satisfied or (if capable of waiver) waived. If any of the expected dates change, Dialog and/or Atmel will give notice of the change by issuing an announcement.
(2)	In this document, where the context requires, references to 14 October 2015 should be treated as being references to the latest practicable date prior to the publication of this document (unless otherwise stated).

SHARE CAPITAL STATISTICS

Number of Existing Dialog Shares(1)	77,865,955
Estimated number of New Dialog Shares to be issued in connection with the Transaction(2)	51,223,959
Estimated Number of Dialog Shares in issue immediately following Admission and ADS Admission(2)	129,089,914
Estimated New Dialog Shares as a percentage of the enlarged issued share capital of Dialog(2)	39.7%
ISIN	GB0059822006
SEDOL	B28ZZL6

Notes:

(1)	Number of Dialog Shares as at 14 October 2015.
(2)	The estimated number of New Dialog Shares expected to be issued in connection with the Transaction has been determined based on the product of: (a) the sum of (i) 420,271,817 Atmel Shares outstanding on 12 October 2015, (ii) 19,781,945 Atmel Shares issuable pursuant to the exercise or settlement of Atmel options and restricted stock units, respectively, outstanding on 12 October 2015, that are or may become issuable upon exercise or settlement, as the case may be, prior to completion of such merger and (iii) 17,303,020 Atmel Shares, which is the number of Atmel Shares that would be issued by Atmel under its Employee Stock Purchase Plan if all shares available for purchase are purchased; and (b) the exchange ratio of 0.112 of Dialog Share for each Atmel Share. Assumes no Dialog shares are issued before or on Admission and ADS Admission other than the New Dialog Shares to be issued in connection with the Transaction. Note that there are circumstances under which additional Atmel shares and/or options or restricted stock units may be issued or granted prior to completion of the Transaction (which in turn would increase the number of New Dialog Shares required to be issued in connection with the Transaction).

PART I

LETTER FROM THE CHAIRMAN

DIALOG SEMICONDUCTOR PLC

(incorporated and registered in England and Wales with registered number 3505161)

Directors	Registered Office

Richard Beyer (Chairman)	Tower Bridge House
Jalal Bagherli (Chief Executive Officer)	St Katharine’s Way
Chris Burke (Non-Executive Director)	London
Alan Campbell (Non-Executive Director)	E1W 1AA
Mike Cannon (Non-Executive Director)
Aidan Hughes (Non-Executive Director)
Eamonn O’Hare (Non-Executive Director)
Russ Shaw (Non-Executive Director)

23 October 2015

To the holders of Dialog Shares

PROPOSED ACQUISITION OF ATMEL CORPORATION (“ATMEL”)

1.	INTRODUCTION

On 20 September 2015, Dialog and Atmel announced that they had entered into the Merger Agreement under which, subject to the approval of Dialog Shareholders and Atmel Shareholders and a number of other conditions, Dialog agreed to acquire Atmel in a cash and stock transaction.

As a portion of the total consideration for the Transaction will be paid in the form of Dialog Shares, the value of the total consideration for the Transaction will vary depending on the value of the Dialog Shares on the date of completion of the Transaction. Based on the closing price of € 37.19 per Dialog Share as of 14 October 2015 (being the latest practicable date prior to publication of this document) and a Euro to U.S. Dollar exchange ratio of 1.144, the value of the consideration to be received by Atmel Shareholders for each Atmel Share would be the economic equivalent of $9.41 per Atmel Share and would imply a total equity value for Atmel of approximately $4.1 billion and a total enterprise value of approximately $4.0 billion.

The purpose of this document is to explain the background to and reasons for the Transaction and to provide you with a Notice of General Meeting in respect of the Dialog General Meeting to be held to consider and, if thought fit, to pass the Resolution (which requires the affirmative vote of the holders of a majority of the Dialog Shares voting in person or by proxy at the Dialog General Meeting) required to implement the Transaction.

This document also explains why the Dialog Board considers that the Transaction and the Resolution to be proposed at the Dialog General Meeting are in the best interests of the Company and the Dialog Shareholders as a whole, and why the Dialog Board unanimously recommends that Dialog Shareholders vote in favour of the Resolution. The Resolution authorises the Directors to allot the New Dialog Shares in connection with the Transaction. The members of the Dialog Board intend to vote in favour of the Resolution to be proposed at the Dialog General Meeting in respect of all of their own beneficial holdings of 293,676 Dialog Shares, representing in aggregate 0.38% of the ordinary share capital of Dialog in issue on 14 October 2015 (being the latest practicable date prior to this document).

The Dialog General Meeting will be held at 12.00 noon GMT (1.00 p.m. (CET)) on 19 November 2015 and the Notice of General Meeting is set out on pages 123 to 125 of this document.

2.	SUMMARY OF THE KEY TERMS OF THE TRANSACTION

On 19 September 2015, Dialog, Atmel and Merger Sub entered into the Merger Agreement, pursuant to which Dialog agreed to acquire Atmel by way of a merger of Merger Sub with and into Atmel, with Atmel, as the surviving corporation, becoming a wholly-owned subsidiary of Dialog. On 29 September 2015, Dialog, Atmel and Merger Sub entered into Amendment No. 1 to clarify the voting and anti-trust requirements for the Transaction.

Under the terms of the Merger Agreement, it is proposed that Atmel Shareholders (except for Dialog, Atmel or their respective subsidiaries and except for dissenting shareholders) will receive: (i) 0.112 Dialog ADS, with each whole Dialog ADS representing one Dialog Share; (ii) $4.65 in cash, without interest; and (iii) cash in lieu of fractional Dialog ADS entitlements for each Atmel Share that is issued and outstanding immediately prior to completion of the Transaction.

Based on the closing price of € 37.19 per Dialog Share as of 14 October 2015 (being the latest practicable date prior to publication of this document) and a Euro to U.S. Dollar exchange ratio of 1.144, the value of the consideration to be received by Atmel Shareholders for each Atmel Share would be the economic equivalent of $9.41 per Atmel Share and would imply a total equity value for Atmel of approximately $4.1 billion and a total enterprise value of approximately $4.0 billion.

The Merger Agreement does not include a financing condition to completion of the Transaction. Dialog proposes to fund the Transaction, to repay existing indebtedness of Atmel and to pay the fees and expenses incurred in connection therewith with senior secured term loans in an aggregate principal amount of up to U.S.$2.1 billion and approximately U.S.$200 million of cash on hand at Dialog, Atmel and their respective subsidiaries. Dialog has received a financing commitment of up to $2.1 billion from Morgan Stanley Funding in connection with the Transaction.

The Dialog Board expects that the debt assumed to fund the Transaction will equate to an estimated net debt to trailing twelve-month underlying EBITDA ratio of the Combined Company of approximately three times at completion of the Transaction, before considering any expected synergies as described in paragraph 7 below. The Dialog Board believes that the strong cash generation of the Combined Company would enable a reduction in this net debt to trailing twelve-month underlying EBITDA ratio to approximately two times within a year of completion of the Transaction and Dialog would aim to repay substantially most of this debt within three years of completion of the Transaction, although the Dialog Board makes no assurance that the Combined Company will so pay down the Facility.

Completion of the Transaction is conditional upon the fulfilment (or, where applicable, waiver) of certain conditions, which include, among other things, the approval of the Resolution by the holders of a majority of the Dialog Shares voting in person or by proxy at the Dialog General Meeting and the approval of the Merger Agreement by Atmel Shareholders holding a majority of the issued and outstanding Atmel Shares.

Either Dialog or Atmel may terminate the Merger Agreement if, among other things, the Transaction has not been completed on or before 30 June 2016 (or such later date as Dialog and Atmel may agree upon in writing). The Merger Agreement further provides for the payment of certain fees and expenses by Atmel and Dialog to each other in certain circumstances if the Merger Agreement is terminated.

A more detailed summary of the Merger Agreement is set out in Part III (Summary of the Merger Agreement) of this document.

3.	BACKGROUND TO AND REASONS FOR THE TRANSACTION

The mobile computing industry, which is primarily comprised of smartphones, represents one of the largest markets for semiconductors in the world today. However, according to industry analyst IDC, smartphone shipments are expected to grow by only 11.3% in 2015, down from 27.6% growth in 2014. Smartphone global consumer penetration levels suggest that the mobile computing industry is reaching maturity, while one of the most attractive growth opportunities for semiconductors in the coming years is now projected to be within the emerging Internet of Things (“IoT”) market. IoT is projected to be the next era beyond mobile computing; a new trend encompassing mobility, smart homes, personal area networks, automotive and other industrial segments and is made possible by technological developments in internet connectivity speeds, hardware innovation and cloud computing infrastructure. These trends have provided the foundation for increased connectivity of smart devices that have the ability to transfer and exchange data over networks without requiring human-to-human or human-to-computer interaction to achieve optimisation through automated systems and to permit the effective collection and analysis of that data. The Dialog Board sees the rise of smart, connected industrial networks and systems delivering real-time network intelligence to small, medium and large enterprises, providing for greater network and systems reliability, adaptability and flexibility. The Dialog Board also expects to see smart homes comprised of wireless connected thermostats, smoke detectors, lighting, appliances, televisions, security and metering systems. Personal area networks are being developed with the adoption of wearables comprised of fitness, smart watches and health monitoring. In the automobile, the rapid adoption of new electronic systems for safety, security and entertainment continues while the emergence of advanced driver assistance systems (ADAS) to enable driverless cars heralds a new era of increasing electronics in automobiles with much of it benefiting from the adoption of wireless connectivity and the use of cloud computing.

At the heart of nearly all IoT systems is a microcontroller accompanied by wireless connectivity, sensors, security and for portable devices, power management. The increasing demand for these components represents the industry’s next wave of growth for semiconductor technology companies.

The Directors believe that the combination of Dialog’s leading power management and sensor solutions with Atmel’s leading microcontroller, wireless connectivity and security solutions would position Dialog to lead the industry in markets that are expected to grow rapidly in the next several years (and at a higher growth rate than the overall semiconductor industry). The Directors further believe that the Transaction will:

•	strengthen and diversify Dialog’s existing business with Atmel’s complementary product and technology portfolio of leading microcontroller, connectivity, security and automotive solutions;

•	significantly increase Dialog’s scale and addressable market, allowing it to unlock and target the growing mobile power management, IoT and automotive segments;

•	diversify Dialog’s customer base through the addition of Atmel’s more than 70,000 customers across various industries;

•	enable Dialog, through Atmel’s global and proven distribution network, to cross-sell its products to a broad and diversified global customer base, and to sell Atmel’s broad portfolio of products to Dialog’s existing tier 1 customers; and

•	generate significant revenue synergies through bundled product offerings and cost synergies from greater scale and operating efficiency.

Strengthen and diversify Dialog’s existing business

The Transaction will combine Dialog’s leadership position in power management integrated circuits with Atmel’s broad portfolio of ARM® and proprietary AVR®-based Microcontrollers and high performance ICs for connectivity, touch and security to create a highly complementary and significantly broadened product portfolio. The Directors believe that the product portfolio of the Combined Company will strengthen its relationship with key customers and partners as it will enable the Combined Company to offer its customers and partners a wider choice of products, and to cater to a broader set of applications and end products. As such, they believe that the Combined Company can become a more attractive supplier to its customers and partners, ultimately leading to a more diversified end market exposure for the Combined Company in growing mobile power, IoT and automotive segments.

Significantly increase Dialog’s scale and addressable market.

Atmel’s broad product and intellectual property portfolio will provide a significant increase in Dialog’s sellable addressable market and, when combined with Dialog’s existing product portfolio, will allow the Combined Company to target the growing mobile power management, IoT and automotive segments. The Directors believe that the Combined Company’s sellable addressable market has the potential to grow from $11 billion in 2015 to more than $20 billion in 2019.

Diversify Dialog’s customer base

The Directors believe that the Transaction will enable Dialog to significantly diversify its customer base. For the financial year ended 31 December 2014, Dialog’s top five customers (Apple, Panasonic, Samsung, Bosch and Gigaset) accounted for approximately 87% of its sales, with Dialog’s largest customer representing approximately 79% of its sales. For the same period, Atmel’s top five customers accounted for 18% of its sales, with no customer accounting for more than 10%. The Directors believe that the Combined Company’s top five customers would have accounted for approximately 45% of the Combined Company’s sales1, allowing for a significant diversification of customer risk and concentration.

The Transaction also provides Dialog access to Atmel’s more than 70,000 end customers, including many of the world’s best known consumer, industrial and automotive companies and tens of thousands of smaller customers throughout the world serviced through a worldwide distribution network and sales force that has been developed by Atmel over more than 30 years. Atmel’s online design tools, including Atmel Studio 7, and stature as a leader of the global “maker movement” offer further touch points for the Combined Company’s future product portfolio.

A diversified customer base will also enable the Combined Company to be more resilient against changes in consumer demand and market volatility.

Generate significant cost synergies

The Directors, having reviewed and analysed the potential synergies of the Transaction, and taking into account the factors they can influence, believe that the Combined Company will be able to achieve, in addition to the revenue synergies described above, annual cost savings of approximately $150 million, which are expected to be deliverable within two years of completion of the Transaction. For further information on such cost savings, see paragraph 7 below.

4.	INFORMATION ON DIALOG

Dialog provides highly integrated standard and custom mixed-signal ICs, optimised for smartphone, tablet, IoT, LED Solid State Lighting (SSL) and Smart Home applications. Dialog brings expertise to the rapid development of ICs while providing flexible and dynamic support, innovation and the assurance of dealing with an established business partner. With world-class manufacturing partners, Dialog operates a fabless business model and is a socially responsible employer pursuing many programs to benefit the employees, community, other stakeholders and the environment. Dialog’s power saving technologies including DC-DC configurable system power management deliver high efficiency and enhance the consumer’s user experience by extending battery lifetime and enabling faster charging of their portable devices. Its technology portfolio also includes audio, Bluetooth® Smart, Rapid Charge™ AC/DC power conversion, ULE DECT and multi-touch.

Dialog is headquartered in London, United Kingdom with a global sales, research and development and marketing organisation. As at 31 December 2014, Dialog employed over 1,300 people and operated from 30 locations in 15 countries.

For the 12 months ended 31 December 2014, Dialog’s revenue was $1.16 billion and underlying EBIT2 was $230.3 million. For the 6 months ended 30 June 2015, Dialog’s revenue was $627.7 million and underlying EBIT2 was $142.1 million. These figures have been extracted without adjustment from the Dialog 2014 Annual Report and the Dialog 2015 Second Quarter Results, in each case prepared in accordance with IFRS, which are available on Dialog’s website at www.dialog-semiconductor.com.

Dialog is expected to release results for its third quarter ending 2 October 2015 on 28 October 2015 (a copy of which will be made available on Dialog’s website at www.dialog-semiconductor.com) and encourages Dialog Shareholders to read these results when published.

For further information on Dialog, please refer to the Dialog 2014 Annual Report, which is available on Dialog’s website at www.dialog-semiconductor.com.

5.	INFORMATION ON ATMEL

Atmel is one of the world’s leading suppliers of general purpose microcontrollers, which are self-contained computers-on-a-chip. This product focus has enabled Atmel to develop and maintain a diversified, global customer base that incorporates its semiconductors into industrial products, automotive systems, digital consumer products, mobile computing devices, communications networks, and other electronics in which its products provide embedded processing and critical interface functions. Leveraging its microcontroller technology and experience integrating silicon and firmware, Atmel delivers market leading “capacitive touch” solutions for mobile, industrial, consumer and automotive markets. Atmel’s cryptographic products offer highly secure solutions for reliable device protection and authentication. These products also enable secure storage of sensitive and confidential information and trusted identification of IoT devices across wired and wireless networks.

1	Dialog estimate based on the published results for each of Dialog and Atmel for the financial year ended 31 December 2014.
2	The term “underlying” is not defined in IFRS and therefore may not be comparable with similarly titled measures reported by other companies. Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures. For further information on the reconciliation of Dialog’s underlying results (net of tax) to Dialog’s IFRS results (net of tax) for the financial year ended 31 December 2014, please refer to the Appendix to the financial review contained in the Dialog 2014 Annual Report. For further information on the reconciliation of Dialog’s underlying results (net of tax) to Dialog’s IFRS results (net of tax) for the six months ended 30 June 2015, please refer to the Dialog 2015 Second Quarter Results.

Atmel offers one of the market’s most complete, compelling and easy-to-use product portfolios for the Internet of Things where smart, connected devices allow electronic systems to seamlessly and securely communicate and share information and provide the underpinnings for new and enhanced industrial, consumer and automotive applications. Atmel’s solutions are utilised in smart home, factory automation, automotive, mobile and the wearables sector, which represent among the highest growth opportunities for the semiconductor industry.

Atmel is also a leading supplier of automobile access and networking solutions. The car access products comprise keyless entry solutions for passive entry/go systems, key fob electronics, car side receiver products and immobiliser functionality. The automobile networking products incorporate the latest industry standards and include stand-alone and integrated LIN and CAN transceiver solutions.

In addition, Atmel designs and sells semiconductor products that complement its general microcontroller business, including nonvolatile memory, radio frequency and mixed-signal components and application specific integrated circuits. Atmel’s expansive product portfolio, sold through Atmel’s global distribution channels to a broad customer base, has allowed Atmel to target market segments in which Atmel expects semiconductor content to continue to increase in the future.

Atmel is headquartered in San Jose, California, with operations in North America, Europe and Asia. As of 31 December 2014, Atmel employed approximately 5,200 employees.

For the 12 months ended 31 December 2014, Atmel’s net revenue was $1.41 billion and non-U.S. GAAP income from operations3 was $174.5 million. For the six months ended 30 June 2015, Atmel’s net revenue was $624.6 million and non-U.S. GAAP income from operations3 was $78.6 million. These figures have been extracted without adjustment from the Atmel 2014 Financial Statements and Atmel’s unaudited financial statements included in its Quarterly Report on Form 10-Q filed with the SEC on 5 August 2015, all of which are freely available on Atmel’s website at ir.atmel.com except that non- U.S. GAAP information has been extracted from Atmel’s earnings releases for the applicable periods. For further historical financial information relating to Atmel for its last three financial years, please refer to Part VI (Historical Financial Information on Atmel) of this document. For a description of Atmel’s results of operations during its last financial year, please refer to Part V (Operating and Financial Review Relating to Atmel) of this document. Atmel’s audited financial statements have been prepared in accordance with U.S. GAAP, which differs in certain significant respects from IFRS as applied by Dialog in its audited financial statements. For a summary of the differences between IFRS and U.S. GAAP please refer to Part VII (Summary of Significant Differences between IFRS and US GAAP) of this document.

Atmel is expected to release results for its third quarter ending 30 September 2015 in early November 2015; Dialog intends to publish an announcement to notify Dialog Shareholders of the publication of these results and encourages Dialog Shareholders to read these results when published.

Copies of Atmel’s earnings announcements, financial reports and SEC filings are freely available on Atmel’s website at ir.atmel.com.

6.	PRINCIPAL TERMS OF THE FINANCING

Dialog proposes to fund the acquisition of Atmel, to repay existing indebtedness of Atmel and to pay the fees and expenses incurred in connection therewith with senior secured term loans in an aggregate principal amount of up to U.S.$2.1 billion and cash on hand at the Company, Atmel and their respective subsidiaries.

Morgan Stanley Funding has committed to provide Dialog with a senior secured term loan facility in an aggregate principal amount of up to $2.1 billion (the “Facility”). The Facility will have an original maturity date of the seventh anniversary of completion of the Transaction. The Facility will be prepayable prior to maturity. The Facility is expected to bear interest at a rate of either, as selected by Dialog, LIBOR (subject to a 0.75% floor) plus a margin of 3.25% per annum, or a base rate (subject to a 1.75% floor) plus a margin of 2.25% per annum. All interest and fees payable by Dialog to Morgan Stanley Funding and any other lenders under the Facility will be payable in U.S. Dollars. The Facility will contain provisions requiring mandatory prepayment from asset sales, excess cash flow and certain debt issues.

7.	FINANCIAL EFFECTS OF THE TRANSACTION AND SYNERGIES

The Dialog Board believes that the Transaction will:

•	Create a fast-growing and diversified group with combined 2014 revenues of approximately $2.6 billion.[4]

•	Enable the Combined Company to target a long-term (three- to five-year) operating model providing (i) revenue growth of 11% to 15% (in line with the projected growth rate for the sellable addressable market of the Combined Company), (ii) underlying gross margin of 47% to 50%, (iii) underlying operating margin of 23% to 25% and (iv) significant cash flow generation.

•	Result in recurring annual cost savings of approximately US$150 million, which are expected to be deliverable within two years of completion of the Transaction, from greater scale, operating efficiency, reduced central costs and consolidation of overlapping functions, with additional potential revenue synergies from the combination of complementary product portfolios, leverage of existing customer relationships and broader distribution channels.

•	Be accretive to Dialog’s underlying earnings per share for 2017, the first full year following expected completion of the Transaction[5].

3	The term “non-U.S. GAAP income from operations” is not defined in U.S. GAAP and therefore may not be comparable with similarly titled measures reported by other companies. Non-U.S. GAAP measures are not intended as a substitute for, or a superior measure to, U.S. GAAP measures. For further information about Atmel‘s use of non-U.S GAAP information and a reconciliation of Atmel‘s non-U.S. GAAP income from operations to U.S. GAAP income from operations, please refer to the non-U.S. GAAP reconciliation table and accompanying disclosures included in Atmel‘s fourth quarter and full year 2014 financial results earnings release issued on 4 February 2015 and second quarter 2015 financial results earnings release issued on 28 July 2015.
4	Based on Dialog’s 2014 revenue of $1.16 billion (reported under IFRS) and Atmel’s 2014 net revenue of $1.41 billion (reported under U.S. GAAP).
5	Assumes that: (i) the Combined Company will incur gross debt of $2.1 billion in connection with the Transaction at an interest rate of 4%; and (ii) the underlying earnings for the Combined Company incorporates Dialog’s current estimates for Atmel’s non-GAAP cash tax rate. For these purposes, “underlying earnings per share” is defined as net income after tax adjusted for share-based compensation charges, one-time charges and other underlying adjustments divided by the number of shares outstanding on a fully diluted basis. The term “underlying” is not defined in IFRS and therefore may not be comparable with similarly titled measures reported by other companies. Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures.

The identified cost savings will accrue as a result of the Transaction. These estimated cost savings relate to future actions and circumstances which by their nature involve risks, uncertainties and contingencies. As a consequence, the estimated cost savings referred to above may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

None of the statements above is intended as a profit forecast or estimate for any period and no statement should be interpreted to mean that earnings or earnings per share for Dialog for its current or future financial years would necessarily match or exceed historical published earnings or earnings per share.

8.	DIVIDEND POLICY OF THE COMBINED COMPANY

The Dialog Board has historically been committed to reinvesting all profits into laying the framework for future growth of the Dialog Group and accordingly, since its IPO in 1999, Dialog has not paid a dividend or carried out any share buy-backs. Following completion of the Transaction, while the priority of the Dialog Board is expected to be to repay debt assumed under the Facility, the Dialog Board expects to re-consider its dividend policy by evaluating the Combined Company’s financial condition in due course.

9.	BOARD, SENIOR MANAGEMENT AND EMPLOYEES

Following completion of the Transaction, Jalal Bagherli will continue as Chief Executive Officer and as the only executive director of the Combined Company. Richard Beyer will continue in his role as Chairman. In accordance with the terms of the Merger Agreement, concurrent with completion of the Transaction, two members of the Atmel Board will be invited to join the Dialog Board as additional non-executive directors, increasing the size of the Dialog Board from 8 to 10 members.

As previously announced on 30 July 2015, Jean-Michel Richard, Chief Financial Officer and Senior Vice President of Finance, has informed the Dialog Board of his intention to step down from his position in the fourth quarter of 2015. Dialog is currently in the process of identifying his successor to join the executive team and expects to have completed the process by the end of 2015.

Dialog has agreed to honour and perform employment contracts entered into between Atmel and its subsidiaries with Atmel employees. Dialog has also agreed to ensure that, through the period ending on the earlier of 31 December 2016 and the first anniversary of the completion of the Transaction, each Atmel employee working in the United States who continues in employment with the Combined Company will be provided with compensation and benefits that are comparable in the aggregate to the compensation and benefits provided to such employee immediately prior to the Effective Time.

10.	STOCK OPTIONS AND INCENTIVISATION ARRANGEMENTS

The Merger Agreement provides that outstanding options to acquire Atmel Shares, whether vested or not, will accelerate and become vested and exercisable in full. As at 12 October 2015, there were approximately 2,423,090 such outstanding options to acquire Atmel Shares. To the extent that such options are not exercised voluntarily, such options will be automatically “net-exercised” (with the exercise price and applicable withholding taxes paid by withholding Atmel Shares otherwise issuable to such optionholder), and the former holder of such options will be issued the net number of Atmel Shares from the “net exercise.” Accordingly, all Atmel optionholders will receive New Dialog Shares, and no former Atmel stock options will remain outstanding, following completion of the Transaction.

The Merger Agreement provides that outstanding and unvested restricted stock units with respect to Atmel Shares (including “performance share awards” denominated in such restricted stock units) held by an individual who will continue to be employed by, or provide services to, the Combined Company will be assumed by Dialog and converted into equivalent awards in respect of Dialog Shares using a customary exchange ratio. As of 12 October 2015, there were approximately 17,358,855 outstanding and unvested restricted stock units with respect to Atmel Shares.

The Merger Agreement also provides that any outstanding and vested restricted stock units with respect to Atmel Shares will be treated as outstanding Atmel Shares in the Transaction, and the holders of such outstanding and vested restricted stock units will receive New Dialog Shares following completion of the Transaction (subject to applicable tax withholding). No former Atmel restricted stock units will remain outstanding following completion of the Transaction.

The Transaction will not affect share options and awards granted under the Dialog Share Schemes.

Subject to Dialog remuneration committee approval, the Combined Company will continue to grant share options and awards to executive directors and other employees on the basis previously disclosed to and approved by Dialog Shareholders. In recognition of the size and scale of the business of the Combined Company and the enlarged share capital following completion of the Transaction, the Dialog Board will review the size of share option grants that it is currently authorised to make and, assuming the Transaction completes as expected in the first quarter of 2016, will consider seeking shareholders’ approval for amendments to its existing incentive arrangements at Dialog’s 2016 annual general meeting.

11.	LISTING OF NEW DIALOG SHARES AND ADS LISTING

Clearstream owns and operates the CASCADE System for the Frankfurt Stock Exchange on which the Company is listed. Dialog Shares are represented by global share certificates deposited with Clearstream. Clearstream and Delengate Limited (a nominee holding two shares on behalf of Clearstream) are the only shareholders registered in the Company’s UK register of members. Clearstream and Delengate Limited hold the Dialog Shares on behalf of the ultimate beneficial owners, the Dialog Shareholders who hold their shares through CASCADE Intermediaries. As a consequence of this, when the Company calls a general meeting it notifies Clearstream and Delengate Limited, as legal shareholders, and Clearstream notifies the CASCADE Intermediaries, forwarding them the form of proxy. The CASCADE Intermediaries should then notify the ultimate beneficial owners, the Dialog Shareholders, of the meeting and their right to appoint a proxy. The Company also notifies those CASCADE Intermediaries and other Dialog Shareholders who are on its German register of shareholders at the relevant time directly by sending them a notice of general meeting and form of proxy. To ensure that the Dialog Shareholders, the ultimate beneficial owners of the Dialog Shares, are able to exercise their votes, Clearstream, at Dialog Shareholders’ requests, appoints a proxy who is instructed to vote in accordance with the proxies that are received from the Dialog Shareholders. Dialog Shareholders can also vote directly or via a third party proxy.

Transfer of Dialog Shares is effected by means of electronic book entries as between CASCADE Intermediaries in accordance with the Clearstream Terms. Such transfers are effected by CASCADE Intermediaries on behalf of the relevant Dialog Shareholders. Dialog Shareholders are not generally entitled to have the Dialog Shares issued in definitive form, but underlying interests in the Dialog Shares are freely transferable through the CASCADE System.

Subject to the passing of the Resolution and upon completion of the Transaction, the Company will issue the New Dialog Shares to Clearstream and will apply to have the New Dialog Shares admitted to trading on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and the sub-segment thereof with additional post-admission obligations (Prime Standard), which is the market on which the Existing Dialog Shares are already admitted to trading. The New Dialog Shares will be represented by one or more global certificates which will be deposited with Clearstream, and Clearstream will credit the account of the Depositary Bank’s custodian within the CASCADE System with an electronic book entry representing the New Dialog Shares. The Depositary Bank will then issue the corresponding Dialog ADSs to the Exchange Agent for the benefit of the Atmel Shareholders. Dialog will apply to have the Dialog ADSs listed and traded on The NASDAQ Stock Market. Each Dialog ADS will represent one Dialog Share.

It is expected that, following the issue of the Dialog ADSs, the Depositary Bank may issue additional Dialog ADSs if investors arrange for the transfer of Dialog Shares by means of electronic book entries from the relevant accounts of their CASCADE Intermediaries within the CASCADE System to the account of the Depositary Bank’s custodian within the CASCADE System. Upon receipt of confirmation of such transfer and payment of its fees and expenses and of any taxes or charges, it is expected that the Depositary Bank will arrange for the issuance of the appropriate number of Dialog ADSs in the names that the investor requests. Conversely, it is expected that investors may be able to arrange for the surrender of their Dialog ADSs to the Depositary Bank for cancellation and receipt of the corresponding Dialog Shares. Upon receipt of Dialog ADSs for cancellation and payment of its fees and expenses and of any taxes or charges, the Depositary Bank will instruct its custodian to transfer the relevant Dialog Shares by means of electronic book entries from its account within the CASCADE System to the investor’s CASCADE Intermediary’s account within the CASCADE system. Holders of Dialog ADSs will not be entitled (other than in certain prescribed circumstances) to receive Dialog Shares in definitive form upon cancellation of these Dialog ADSs, but will instead be entitled to receive interests in the Dialog Shares transferable through the CASCADE system. You should note that the Company has not yet signed an agreement with the Depositary Bank in relation to the Dialog ADSs and accordingly the mechanics described in the foregoing may be subject to change.

On 14 October 2015 (being the latest practicable date prior to publication of this document), the closing price of the Dialog Shares was € 37.19.

In addition to the reporting obligations under the DTRs and the German Securities Trading Act, upon the registration of the Dialog ADSs with the SEC, the Company will be subject to the reporting obligations arising under U.S. securities law.

Further information on the issue of the New Dialog Shares and the listing of such shares on the Frankfurt Stock Exchange, and the issue of Dialog ADSs by the Depositary Bank and the listing of the Dialog ADSs on The NASDAQ Stock Market, will be provided by the Company in due course.

12.	GENERAL MEETING

This document contains the Notice of General Meeting convening the Dialog General Meeting to be held at 12.00 noon GMT (1.00 p.m. (CET)) on 19 November 2015 at the offices of Reynolds Porter Chamberlain LLP, Tower Bridge House, St Katharine’s Way, London E1W 1AA, United Kingdom.

At the General Meeting, the Resolution will be proposed. If passed, the Resolution will authorise the Dialog Directors to allot the New Dialog Shares in connection with the Transaction up to an aggregate nominal value of £5,500,000 (representing, in aggregate, up to a maximum of 55,000,000 New Dialog Shares).

The number of Dialog Shares that the Dialog Directors will be authorised to allot in connection with the Transaction pursuant to the Resolution (if passed) is greater than the number of New Dialog Shares expected to be issued in connection with the Transaction, being 51,223,959 New Dialog Shares as at the date of this document, as there are circumstances under which additional Atmel shares and/or options and/or restricted stock units may be issued or granted prior to completion of the Transaction (which in turn would increase the number of New Dialog Shares required to be issued in connection with the Transaction).

The full text of the Resolution is included in the Notice of General Meeting, which is set out in pages 123 to 125 of this document.

13.	RISK FACTORS

For a discussion of the risks and uncertainties which you should take into account when considering whether to vote in favour of the Resolution, please refer to Part II (Risk Factors) of this document.

14.	FAIRNESS OPINION

Morgan Stanley is acting as financial adviser to Dialog in connection with the Transaction, and the Dialog Board has received a written opinion from Morgan Stanley to the effect that, as of 19 September 2015, the date that the Merger Agreement was entered into, and based upon and subject to the terms set forth therein, the consideration to be paid by the Company pursuant to the Merger Agreement was fair, from a financial point of view, to the Company. In providing advice to the Dialog Board in relation to the Transaction, Morgan Stanley has relied on the Dialog Board’s commercial assessments of the Transaction.

Morgan Stanley’s opinion was addressed to, and rendered for the benefit of, the Dialog Board (in its capacity as such), and the opinion does not in any manner address the prices at which the Dialog ADSs or the Dialog Shares will trade following completion of the Transaction or at any time and Morgan Stanley expressed no opinion or recommendation as to how the shareholders of Dialog and Atmel should vote at the shareholders’ meetings to be held in connection with the Transaction, or as to any other action that a shareholder should take relating to the Transaction.

15.	ACTION TO BE TAKEN

You will find enclosed with this document a Reply Form for use at the Dialog General Meeting. Whether or not you intend to be present at the Dialog General Meeting in person, it is important that you complete and return the Reply Form in accordance with the Important Notes printed on it. Reply Forms should be returned to Dialog Semiconductor Plc c/o Art of Conference – Martina Zawadzki, Böblinger Str. 26, D-70178 Stuttgart, Germany or by fax to +49(0) 711 4709-713 or by email to dialog@art-of-conference.de, so as to arrive no later than 12.00 noon GMT (1.00 p.m. (CET)) on 17 November 2015. Completion and return of the Reply Form appointing a proxy will not preclude you from attending the Dialog General Meeting in person, if you so wish and are entitled.

16.	FURTHER INFORMATION

Your attention is drawn to the further information contained in Parts _II to _IX of this document. Dialog Shareholders should read the whole of this document and not just rely on the summarised information set out in this letter. If you have questions about the Transaction or about this document, you should contact Angelika Horstmeier of Ipreo Limited (Dialog’s proxy solicitor) by email at angelika.horstmeier@ipreo.com or by telephone at +49 69 247 568 911.

17.	RECOMMENDATION

The Dialog Board considers the Transaction and the Resolution to be in the best interests of Dialog Shareholders as a whole. Accordingly, the Dialog Board unanimously recommends that Dialog Shareholders vote in favour of the Resolution to be proposed at the Dialog General Meeting, as they intend to do in respect of all of their own beneficial holdings of 293,676 Dialog Shares, representing in aggregate approximately 0.38% of the ordinary share capital of Dialog in issue on 14 October 2015 (being the latest practicable date prior to this document).

Yours faithfully,

Richard Beyer

Chairman

PART II

RISK FACTORS

Prior to making any decision to vote in favour of the proposed Resolution at the Dialog General Meeting, Dialog Shareholders should carefully consider, together with all other information contained in this document, the specific factors and risks described below.

In addition, you should read and consider the risks associated with each of the businesses of Dialog and Atmel because these risks will relate to the Combined Company. The risks and uncertainties described below are not the only risks and uncertainties that the Dialog Group, the Atmel Group and, after completion of the Transaction, the Combined Company may face. Additional risks and uncertainties not presently known to the parties, or that the parties currently consider immaterial, could also negatively affect the business, financial condition, results of operations, prospects, profits and stock prices of Dialog, Atmel or the Combined Company. If any of the risks described below actually occur, the business, financial condition, results of operations, prospects, profits and share/ADS prices, as applicable, of Dialog, Atmel or the Combined Company could be materially adversely affected. You should also consider the other information in this document.

1.	RISKS RELATED TO THE TRANSACTION

The Transaction is subject to a number of conditions, some of which are outside of the parties’ control, and, if these conditions are not satisfied, the Transaction will not be completed.

The Merger Agreement contains a number of conditions that must be fulfilled to complete the Transaction. These conditions include, among other customary conditions, approval by Dialog Shareholders and Atmel Shareholders of the Transaction, no action being taken by any governmental entity having jurisdiction enjoining or otherwise prohibiting completion of the Transaction, no law having been passed by any governmental entity making the completion of the Transaction illegal, receipt of required regulatory approvals, approval by The NASDAQ Stock Market for listing of the Dialog ADSs to be allotted and issued in the Transaction, confirmation in writing from the Frankfurt Stock Exchange that it will admit the New Dialog Shares underlying its ADSs upon their issuance, accuracy of representations and warranties of the parties to the applicable standard provided by the Merger Agreement, no event occurring that had or would reasonably be expected to have a material adverse effect on Dialog or Atmel, compliance by the parties with their covenants in the Merger Agreement in all material respects and the effectiveness of the Registration Statement.

The required satisfaction of the foregoing conditions could delay the completion of the Transaction for a significant period of time or prevent it from occurring. Any delay in completing the Transaction could cause the Combined Company not to realise some or all of the benefits that the parties expect the Combined Company to achieve. Further, there can be no assurance that the conditions to the completion of the Transaction will be satisfied or waived or that the Transaction will be completed.

In addition, if the Transaction is not completed by 30 June 2016 (subject to potential extensions), either Dialog or Atmel may choose to terminate the Merger Agreement. Dialog or Atmel may also elect to terminate the Merger Agreement in certain other circumstances, and the parties can mutually decide to terminate the Merger Agreement at any time prior to the completion of the Transaction, before or after shareholder approval, as applicable. See paragraph 25 (“Termination Events”) and paragraph 27 (“Expenses”) of Part III (Summary of the Merger Agreement) of this document for a more detailed description of these circumstances.

Failure to complete the Transaction could negatively affect Dialog’s share prices and future business and financial results.

If the Transaction is not completed, Dialog’s ongoing businesses may be adversely affected. Additionally, if the Transaction is not completed and the Merger Agreement is terminated, in certain circumstances Dialog may be required to pay Atmel a termination fee of $41.1 million. Additionally, in the event that Atmel terminates the Merger Agreement as a result of the failure by Dialog’s shareholders to approve the Transaction, Dialog must reimburse Atmel for reasonable out-of-pocket costs incurred in connection with the Transaction up to $41.1 million (subject to any adjustments for VAT). See paragraph 25 (“Termination Events”) and paragraph 26 (“Termination Fees”) of Part III (Summary of the Merger Agreement) of this document for a more detailed description of these circumstances. In addition, Dialog has and will continue to incur significant transaction expenses in connection with the Transaction regardless of whether the Transaction is completed. Furthermore, Dialog may experience negative reactions from the financial markets, including negative impacts on its stock price, or negative reactions from its customers, suppliers or other business partners, should the Transaction not be completed.

The foregoing risks, or other risks arising in connection with the failure to complete the Transaction, including the diversion of management attention from conducting Dialog’s business and pursuing other opportunities during the pendency of the Transaction, may have a material adverse effect on Dialog’s businesses, operations, financial results and share prices. Dialog could also be subject to litigation related to any failure to complete the Transaction or any related action that could be brought to enforce its obligations under the Merger Agreement.

There can be no assurance that Dialog will be able to secure the funds necessary to pay the cash portion of the Transaction Consideration.

Dialog intends to fund the cash consideration to be paid to Atmel Shareholders in the Transaction with a combination of cash on hand and debt financing. To this end, Dialog has entered into the Commitment Letter containing commitments as of the date of this document for debt financing in an aggregate amount of up to $2.1 billion. As of the date of this document, neither Dialog nor any of its subsidiaries has entered into definitive agreements for such financing (or any equity issuance or other financing arrangements in lieu thereof). There can be no assurance that Dialog will be able to secure such financing pursuant to the Commitment Letter.

In the event that the financing contemplated by the Commitment Letter is not available, other financing may not be available, in a timely manner or at all. If Dialog is unable to secure alternative financing, the Transaction may not be completed and Dialog could be liable to Atmel for breach of the Merger Agreement in connection with its failure to complete the Transaction. Dialog’s obligation to complete the Transaction is not conditioned upon its ability to obtain the required financing or otherwise conditioned on its ability to receive favourable terms.

Litigation against Dialog and Atmel could prevent or delay the completion of the Transaction or result in the payment of damages following completion of the Transaction.

Following the announcement on 20 September 2015 of the execution of the Merger Agreement, putative shareholder class action complaints have been filed by purported shareholders of Atmel. As of 14 October 2015 (being the latest practicable date prior to publication of this document), Atmel had received the following complaints, each filed in the Court of Chancery of the State of Delaware: (i) Kevin Crosby, et. al. v. Atmel Corporation, et. al., Case No. 11564, filed on 2 October 2015; and (ii) Craig Martin, et. al. v. Steven A. Laub, et. al., Case No. 11576, filed on 5 October 2015.

The complaints purport to be brought on behalf of all similarly situated Atmel Shareholders and generally allege that the members of the Atmel Board breached their fiduciary duties to Atmel Shareholders by approving the Transaction for inadequate consideration, entering into a merger agreement containing preclusive deal protection devices and failing to take steps to maximise the value to be paid to Atmel Shareholders. The complaints also assert claims against Dialog and Merger Sub for allegedly aiding and abetting these alleged breaches of fiduciary duties. The complaints seek preliminary and permanent injunctions against the completion of the Transaction or rescission in the event the Transaction has already been completed, or, alternatively, damages in favor of the plaintiffs and the class.

While Atmel and Dialog believe the claims asserted by the plaintiffs to be without merit, the results of these legal proceedings are difficult to predict, and could delay or prevent the Transaction from becoming effective in a timely manner. The existence of litigation relating to the Transaction could affect the likelihood of obtaining the required shareholder approvals from either Dialog or Atmel. Moreover, any future additional litigation could be time consuming and expensive, could divert Dialog’s and Atmel’s management’s attention away from their regular business and, if any lawsuit is adversely resolved against either Dialog or Atmel, could have a material adverse effect on their respective financial condition.

One of the conditions to the completion of the Transaction is that no governmental entity having jurisdiction over Dialog or Atmel shall have issued an order, decree or ruling or taken any other action enjoining or otherwise prohibiting the completion of the Transaction substantially on the terms contemplated by the Merger Agreement, that no law shall have been enacted or promulgated by any such governmental entity that makes the completion of the Transaction illegal and that no such governmental entity shall have instituted proceedings seeking any such law or order. Consequently, if a settlement or other resolution is not reached in any lawsuit referenced above and a claimant secures injunctive or other relief prohibiting, delaying or otherwise adversely affecting Dialog’s and/or Atmel’s ability to complete the Transaction on the terms contemplated by the Merger Agreement, then such injunctive or other relief may prevent the Transaction from becoming effective in a timely manner or at all.

Uncertainty about the Transaction may adversely affect the relationships of Dialog and Atmel with their respective customers, suppliers and employees, whether or not the Transaction is completed.

In response to the announcement of the Transaction, existing or prospective customers or suppliers of Dialog or Atmel may:

•	delay, defer or cease purchasing goods or services from or providing goods or services to Dialog, Atmel or the Combined Company;

•	delay or defer other decisions concerning Dialog, Atmel or the Combined Company, or refuse to extend credit to Dialog, Atmel or the Combined Company; or

•	otherwise seek to change the terms on which they do business with Dialog, Atmel or the Combined Company.

Any such delays or changes to terms could seriously harm the business of each company or, if the Transaction is completed, the Combined Company.

In addition, as a result of the Transaction, current and prospective employees could experience uncertainty about their future with Dialog, Atmel or the Combined Company. These uncertainties may impair Dialog, Atmel or the Combined Company’s ability to retain, recruit or motivate key management, sales, marketing, engineering, technical and other personnel.

The Merger Agreement contains provisions that limit each party’s ability to pursue alternatives to the Transaction, could discourage a potential competing acquiror of Dialog from making a favourable alternative transaction proposal and, in specified circumstances, could require Dialog to pay a termination fee to Atmel.

The Merger Agreement provides that Dialog and Atmel shall not, and requires each of Dialog and Atmel to refrain from authorising, directing or permitting its representatives to solicit, participate in negotiations with respect to or to approve or recommend any third-party proposal for an alternative transaction, subject to exceptions set forth in the Merger Agreement relating to the receipt of certain unsolicited offers. If the Merger Agreement is terminated by Atmel after the Dialog Board has changed its recommendation regarding the Transaction or due to Dialog’s material breach of its non-solicitation obligations, then Dialog may be required to pay a termination fee of $41.1 million to Atmel.

These provisions could discourage a potential third-party acquiror or Transaction partner that might have an interest in acquiring all or a significant portion of Dialog or pursuing an alternative transaction from considering or proposing such a transaction or might result in a potential third-party acquiror or Transaction partner proposing to pay a lower price to Dialog Shareholders than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

If the Merger Agreement is terminated and Dialog determines to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Transaction.

Any delay in completing the Transaction may significantly reduce the benefits expected to be obtained from the Transaction.

In addition to the required regulatory clearances and approvals, the Transaction is subject to a number of other conditions that are beyond the control of Dialog and Atmel and that may prevent, delay or otherwise materially adversely affect completion of the Transaction. Dialog cannot predict whether and when these other conditions will be satisfied. Further, the requirements for obtaining the required clearances and approvals could delay the completion of the Transaction for a significant period of time or prevent it from occurring. Any delay in completing the Transaction may significantly reduce the synergies and other benefits that Dialog and Atmel expect to achieve if they successfully complete the Transaction within the expected timeframe and integrate their respective businesses. See paragraph 23 (“Conditions to Completion of the Transaction”) of Part III (Summary of the Merger Agreement) of this document.

The Transaction is subject to the expiry of applicable waiting periods under and the receipt of approvals, consents or clearances from domestic and foreign antitrust regulatory authorities that may impose conditions that could have an adverse effect on Dialog, Atmel or the Combined Company or, if not obtained, could prevent completion of the Transaction.

Before the Transaction may be completed, any waiting period (or extension thereof) applicable to the Transaction must have expired or been terminated, and any approvals, consents or clearances required in connection with the Transaction must have been obtained, in each case, under the HSR Act and with the German Bundeskartellamt and the Romanian Competition Council, as applicable. In deciding whether to grant the required regulatory approval, consent or clearance, the relevant governmental entities will consider the effect of the Transaction on competition within their relevant jurisdiction. The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the Combined Company’s business and which may adversely affect the financial position and prospects of the Combined Company and its ability to achieve the cost savings and other synergies projected to result from the Transaction.

Under the Merger Agreement, Dialog and Atmel have agreed to use their reasonable best efforts to obtain any consents, clearances or approvals (provided that such actions do not reduce the reasonably anticipated benefits to Dialog, including anticipated synergies, of the Transaction in an amount that is financially material relative to the value of Atmel and its subsidiaries, as a whole) and therefore may be required to comply with conditions or limitations imposed by governmental antitrust authorities. There can be no assurance that antitrust regulators will not impose unanticipated conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Transaction or imposing additional costs on or limiting the revenues of the Combined Company following the completion of the Transaction and which may adversely affect the financial position and prospects of the Combined Company and its ability to achieve the cost savings and other synergies projected to result from the Transaction. In addition, Dialog cannot provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Transaction. For a more detailed description of the regulatory review process, see paragraph 19 (“Regulatory Filings”) of Part III (Summary of the Merger Agreement) of this document.

The Transaction is subject to the receipt of CFIUS clearance, which may include the imposition of measures to mitigate any U.S. national security or other concerns that could have an adverse effect on Dialog, Atmel or the Combined Company or, if not obtained, could prevent completion of the Transaction.

Before the Transaction may be completed, clearance must be obtained from CFIUS. This means that (i) CFIUS shall have determined that the Transaction is not a covered transaction and not subject to review under applicable law, (ii) the parties shall have received written notice issued by CFIUS that it has determined that there are no unresolved national security concerns with respect to the Transaction and has concluded all action under applicable law, or (iii) CFIUS shall have sent a report to the President of the United States requesting the President’s decision and either (A) the President shall not have, within 15 days of receiving a report from CFIUS, announced a decision to take any action to suspend, prohibit or place any limitations on the Transaction, or (B) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the Transaction (the “CFIUS Approval”). In deciding whether to grant clearance, CFIUS will consider the effect of the Transaction on U.S. national security and other factors within its relevant jurisdiction. As a condition to its clearance, CFIUS may impose measures and conditions to protect U.S. national security, certain of which may materially and adversely affect the Combined Company’s operating results due to the imposition of requirements, limitations or costs or placement of restrictions on the conduct of the Combined Company’s business and which may adversely affect the financial position and prospects of the Combined Company and its ability to achieve the cost savings and other synergies projected to result from the Transaction. Under the Merger Agreement, Dialog and Atmel have agreed to make reasonable best efforts to obtain the CFIUS Approval (provided that such actions do not reduce the reasonably anticipated benefits to Dialog, including anticipated synergies, of the Transaction in an amount that is financially material relative to the value of Atmel and its subsidiaries, as a whole) and therefore Dialog may be required to comply with conditions, terms, obligations or restrictions imposed by CFIUS. There can be no assurance that CFIUS will not impose conditions, terms, obligations or restrictions, or that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Transaction or imposing additional material costs on, or materially limiting the revenues of, the Combined Company following the Transaction. For a more detailed description of the regulatory review process, see paragraph 19 (“Regulatory Filings”) of Part III (Summary of the Merger Agreement) of this document.

Until the completion of the Transaction or the termination of the Merger Agreement in accordance with its terms, in consideration of the agreements made by the parties in the Merger Agreement, Dialog is prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Dialog and its shareholders.

Until the Transaction is completed, the Merger Agreement restricts Dialog and Atmel from taking specified actions without the consent of the other party, and requires each of Dialog and Atmel to operate in the ordinary course of business consistent with past practices. These restrictions may prevent Dialog from making appropriate changes to its businesses or pursuing attractive business opportunities that may arise prior to the completion of the Transaction. See paragraph 10 (“Restrictions on Atmel’s Business Pending the Merger”) and paragraph 11 (“Restrictions on Dialog’s Business Pending the Merger”) of Part III (Summary of the Merger Agreement).

After the Transaction, Dialog Shareholders will have a significantly lower ownership and voting interest in the Combined Company than they currently have in Dialog and will exercise less influence over management.

Based on the number of Dialog Shares outstanding as of 14 October 2015 and the estimated number of New Dialog Shares expected to be issued in connection with the Transaction, as described on page 3 of this document, it is anticipated that, immediately after completion of the Transaction, former Atmel Shareholders will own approximately 39.7% of the outstanding shares of the Combined Company and current Dialog Shareholders will own approximately 60.3%. Consequently, current Dialog Shareholders will have less influence over the management and policies of the Combined Company than they currently have over Dialog.

Atmel Shareholders have appraisal rights under Delaware law.

Under Delaware law, Atmel Shareholders who do not vote in favour of adoption of the Merger Agreement and otherwise properly perfect their rights will be entitled to exercise “appraisal rights” in connection with the Transaction. The appraised value would be determined by the Court of Chancery of the State of Delaware and could be more than, the same as or less than the consideration under the Merger Agreement. Under Delaware law, shareholders are generally entitled to statutory interest on an appraisal award at a rate equal to 5% above the Federal Reserve discount rate compounded quarterly from the Closing Date until the award is actually paid. As Atmel would be a wholly owned subsidiary of Dialog after the completion of the Transaction, Dialog may be responsible for any such appraisal award and interest, as well as legal costs associated with any appraisal process or settlement thereof. Shareholders who have properly perfected their rights must file a petition for appraisal with the Court of Chancery within 120 days after the effective date of the Transaction. Once filed, Dialog cannot predict how long the appraisal process or settlement thereof will take as such process depends on, among other things, the related discovery process, the case calendar of the Court and, if applicable, the negotiation of a settlement between the parties. Such process could be resolved within months after completion of the Transaction or could take years to complete should the process be resolved through trial. Should a material number of Atmel’s shareholders exercise appraisal rights and should the Court determine that the fair value of each Atmel Share as to which appraisal rights have been exercised is materially greater than the Transaction consideration, it could have a material adverse effect on the financial condition and results of operation of the Combined Company.

2.	RISK FACTORS RELATED TO THE COMBINED COMPANY

Dialog and Atmel may experience difficulties integrating their businesses.

Currently, each of Dialog and Atmel operates as an independent company. Achieving the anticipated benefits of the Transaction will depend in significant part upon whether the two companies integrate their businesses in an efficient, timely and effective manner. Due to legal restrictions, Dialog and Atmel have been able to conduct only limited planning regarding the integration of the two companies following the Transaction and have not yet determined the exact nature of how the businesses and operations of the two companies will be combined after the Transaction. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realised. The companies may not be able to accomplish the integration process smoothly, successfully or on a timely basis. The necessity of coordinating geographically separated organisations, systems of controls and facilities and addressing possible differences in business backgrounds, corporate cultures and management philosophies may increase the difficulties of integration. The companies operate numerous systems and controls, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance. The integration of operations following the Transaction will require the dedication of significant management and external resources, which may temporarily distract management’s attention from the day-to-day business of the Combined Company and be costly. Employee uncertainty and lack of focus during the integration process may also disrupt the business of the Combined Company. Any inability of management to successfully and timely integrate the operations of the two companies could have a material adverse effect on the business, financial condition, results of operations and prospects of the Combined Company.

The Combined Company may not fully realise the anticipated synergies and related benefits of the Transaction or within the timing anticipated.

Dialog entered into the Merger Agreement because it believes that the Transaction will be beneficial to Dialog and the Dialog Shareholders including, among other things, as a result of the anticipated synergies resulting from the Combined Company’s operations. The Combined Company may not be able to achieve any anticipated operating and cost synergies or long-term strategic benefits of the Transaction within the timing anticipated or at all. For example, elimination of any duplicative costs may not be fully achieved or may take longer than anticipated. For at least the first year after the Transaction, and possibly longer, the benefits from the Transaction may be offset by the costs incurred in integrating the businesses and operations, or adverse conditions imposed by regulatory authorities on the combined business in connection with granting approval for the Transaction. An inability to realise the full extent of, or any of, the anticipated synergies or other benefits of the Transaction, as well as any delays that may be encountered in the integration process, which may delay the timing of such synergies or other benefits, could have an adverse effect on the business and results of operations of the Combined Company, and may affect the value the Dialog Shares after the completion of the Transaction.

The Transaction may not be accretive and may cause dilution to the Combined Company’s earnings per share, which may harm the market price of each Dialog Share after the Transaction.

While the Transaction is expected to be accretive to future earnings, there can be no assurance with respect to the timing and scope of the accretive effect or whether it will be accretive at all. The Combined Company could encounter additional transaction and integration-related costs or other factors such as the failure to realise all of the benefits anticipated in the Transaction or a downturn in its business. All of these factors could cause dilution to the Combined Company’s earnings per share or decrease the expected accretive effect of the Transaction and cause a decrease in the price of the Dialog Shares after the Transaction.

Although Dialog expects that the Transaction will result in benefits to the Combined Company, the Combined Company may not realise those benefits because of various challenges and, as a result, the price of the Dialog Shares may be adversely affected.

Dialog believes that the Transaction will successfully combine Dialog’s strength in power management integrated circuits with Atmel’s capabilities in microcontrollers, connectivity and security, resulting in a successful Combined Company with future growth opportunities and the ability to deliver comprehensive solutions for the Internet of Things and automotive markets. Realising the benefits anticipated from the Transaction will depend, in part, on the following:

•	retaining key Atmel employees;

•	leveraging Atmel’s established sales channels to significantly diversify Dialog’s customer base; and

•	realising synergies to improve Dialog’s operating models.

The integration of the Combined Company will be a complex, costly and time-consuming process. This process may disrupt the business of either or both of the companies, and may not result in the full benefits expected by Dialog. There can be no assurance that the combination of Dialog with Atmel will result in the realisation of the anticipated benefits from the Transaction. If the anticipated benefits are not realised, the price of the Dialog Shares may be adversely affected.

As a result of the indebtedness to be incurred by Dialog in connection with the Transaction, the indebtedness of the Combined Company following completion of the Transaction will be substantially greater than the combined indebtedness of Dialog and Atmel prior to the Effective Time of the Transaction. This increased indebtedness could adversely affect the Combined Company, including by decreasing the Combined Company’s business flexibility, and will increase its interest expense.

In connection with the Transaction, Dialog intends to enter into a senior secured term loan facility with an aggregate principal amount of $2.1 billion. The Combined Company would have substantially increased indebtedness following completion of the Transaction in relation to that of Dialog and Atmel on a recent historical basis, which could have the effect, among other things, of reducing the Combined Company’s flexibility to respond to changing business and economic conditions and will increase the Combined Company’s interest expense. In addition, the amount of cash required to service the Combined Company’s increased indebtedness following completion of the Transaction and thus the demands on the Combined Company’s cash resources will be greater than the amount of cash required to service the indebtedness of Dialog and Atmel prior to the Transaction. The increased levels of indebtedness following completion of the Transaction could also reduce funds available for the Combined Company’s investments in product development as well as capital expenditures, share repurchases, dividend payments and other activities and may create competitive disadvantages for the Combined Company relative to other companies with lower debt levels.

In connection with executing the Combined Company’s business strategies following the Transaction, Dialog expects to continue to evaluate the possibility of acquiring additional assets and making further strategic investments, and may elect to finance these endeavours by incurring additional indebtedness. Moreover, to respond to competitive challenges, Dialog may be required to raise substantial additional capital to finance new product or service offerings. Dialog’s ability to arrange additional financing will depend on, among other factors, Dialog’s and, following the Transaction, the Combined Company’s financial position and performance, the terms of the financing with the Financing Sources (as described below), prevailing market conditions and other factors beyond Dialog’s control. No assurance can be given that the Combined Company will be able to obtain additional financing on terms acceptable to the Combined Company or at all. If Dialog is able to obtain additional financing, its credit ratings could be further adversely affected, which could further raise borrowing costs and further limit its access to capital and its ability to satisfy its obligations under its indebtedness.

Any downgrades of the Combined Company’s credit ratings will impact the cost and availability of future borrowings.

Future downgrades of the Combined Company’s credit ratings will impact the cost and availability of future borrowings and, accordingly, the Combined Company’s cost of capital, including any borrowings to refinance the indebtedness to be incurred by Dialog in connection with the Transaction.

The Combined Company will incur significant transaction- and integration-related costs in connection with the Transaction.

Dialog expects to incur non-recurring costs associated with combining the operations of the two companies. Dialog expects that the amount of these costs will be determined as of the Effective Time of the Transaction and may be material to the financial position and results of operations of the Combined Company. The substantial majority of non-recurring expenses resulting from the Transaction will be comprised of transaction costs related to the Transaction, facilities and systems consolidation costs, and employee-related costs. Dialog and Atmel will also incur fees and costs related to formulating integration plans and performing these activities. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses. The elimination of duplicative costs, as well as the realisation of other efficiencies related to the integration of the businesses, may not offset incremental transaction- and other integration-related costs in the near term.

Dialog may have failed to discover undisclosed liabilities of Atmel.

Dialog’s investigations and due diligence review of Atmel may have failed to discover undisclosed liabilities of Atmel. If Atmel has undisclosed liabilities, Dialog as a successor owner may be responsible for such undisclosed liabilities. Dialog has tried to minimise its exposure to undisclosed liabilities by obtaining certain protections under the Merger Agreement, including representations and warranties from Atmel regarding undisclosed liabilities, which expire by their terms on the completion of the Transaction. There can be no assurance that such provisions in the Merger Agreement will protect Dialog against any undisclosed liabilities being discovered or provide an adequate remedy for any undisclosed liabilities that are discovered. Such undisclosed liabilities could have an adverse effect on the business and results of operations of the Dialog Group and may adversely affect the value of the Dialog Shares after the completion of the Transaction.

The Combined Company’s goodwill or other intangible assets may become impaired, which could result in material non-cash charges to its results of operations.

The Combined Company will have a substantial amount of goodwill and other intangible assets resulting from the Transaction. At least annually, or whenever events or changes in circumstances indicate a potential impairment in the carrying value as defined by IFRS, the Combined Company will evaluate this goodwill for impairment based on either the value in use or the fair value of each reporting unit. Estimated fair values could change if there are changes in the Combined Company’s capital structure, cost of debt, interest rates, capital expenditure levels, operating cash flows or market capitalization. Impairments of goodwill or other intangible assets could require material non-cash charges to the Combined Company’s results of operations.

The acquisition of other product lines or businesses by Dialog following the completion of the Transaction could pose risks to its business and the market price of each Dialog Share.

Following the completion of the Transaction, Dialog intends to continue to review acquisition prospects that it believes could complement its business. Any such future acquisitions could result in accounting charges, potentially dilutive issuances of stock, increased debt and contingent liabilities, any of which could have an adverse effect on the Combined Company’s business and the market price of the Dialog Shares. Acquisitions entail many financial, managerial and operational risks, including difficulties integrating the acquired operations, effective and immediate implementation of internal controls over financial reporting, diversion of management attention during the negotiation and integration phases, uncertainty entering markets in which the Combined Company has limited prior experience and the potential loss of key employees of acquired organisations. The Combined Company may be unable to integrate product lines or businesses that it acquires, which could have an adverse effect on its business and on the market price of each Dialog Share.

Uncertainties associated with the Transaction may cause a loss of employees and may otherwise materially adversely affect the future business and operations of the Combined Company.

The Combined Company’s success after the Transaction will depend in part upon the ability of the Combined Company to retain executive officers and key employees of Dialog and Atmel. In some of the fields in which Dialog and Atmel operate, there are only a limited number of people in the job market who possess the requisite skills, and it may be increasingly difficult for the Combined Company to hire personnel over time. The Combined Company will operate in several geographic locations, including Europe, parts of Asia and Silicon Valley, where the labour markets, especially for application engineers, are particularly competitive. Each of Dialog and Atmel has experienced difficulty in hiring and retaining sufficient numbers of qualified management, manufacturing, technical, application engineering, marketing, sales and support personnel in parts of their respective businesses. Furthermore, certain unvested stock awards and benefits held by Atmel employees may vest in connection with the Transaction, and the Combined Company may offer new awards and benefits in order to increase retention.

Current and prospective employees of Dialog and Atmel may experience uncertainty about their roles with the Combined Company following the Transaction. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the Combined Company following the Transaction. The loss of services of any key personnel or the inability to hire new personnel with the requisite skills could restrict the ability of the Combined Company to develop new products or enhance existing products in a timely manner, to sell products to customers or to manage the business of the Combined Company effectively. Also, the business, financial condition and results of operations of the Combined Company could be materially adversely affected by the loss of any of its key employees, by the failure of any key employee to perform in his or her current position, or by the Combined Company’s inability to attract and retain skilled employees, particularly engineers.

The financial analyses and forecasts considered by Dialog, Atmel and their respective financial advisors may not be realised.

While the financial projections utilised by Dialog, Atmel and their respective advisors in connection with the Transaction were prepared in good faith based on information available at the time of preparation, no assurances can be made regarding future events or that the assumptions made in preparing such projections will accurately reflect future conditions. In preparing such projections, the management of Dialog and Atmel made assumptions regarding, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realised and that are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of Dialog and Atmel and will be beyond the control of the Combined Company. There can be no assurance that the underlying assumptions or projected results will be realised, and actual results will likely differ, and may differ materially, from such projections, which could result in a material adverse effect on the Combined Company’s business, financial condition, results of operations and prospects.

Although Dialog’s reporting obligations as a foreign private issuer will be fewer than those of a public company incorporated in the U.S., Dialog’s costs of complying with its SEC reporting requirements will be significant, and its management will be required to devote substantial time to complying with SEC regulations.

Dialog is not currently subject to SEC rules. However, following the completion of the Transaction, Dialog will be a foreign private issuer and subject to certain SEC reporting requirements. Dialog expects to incur significant legal, accounting and other expenses, including costs associated with its SEC reporting requirements under the Exchange Act and compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Dialog must follow the rules, regulations and requirements adopted by the SEC and the rules of The NASDAQ Stock Market, the expense of which could be material to Dialog’s results of operations. If Dialog were to cease being a foreign private issuer, its SEC reporting requirements, and the associated costs to comply with those requirements, would increase.

Compliance with recent regulations regarding the use of “Conflict Minerals” will require the Combined Company to incur oversight expense and could limit the supply and increase the cost of certain metals used in manufacturing its products.

Conflict minerals are commonly found in metals used in the manufacture of semiconductors and other products that Dialog and Atmel manufacture. As Dialog is not currently subject to SEC rules, it has not filed a conflict mineral report to date. In May 2015, Atmel filed a Report on Form SD reporting that its products were “Conflict Free Undeterminable” based on its diligence review. The Combined Company will undertake further diligence of its supply chain in 2016 and beyond to evaluate its use of conflict minerals. Although the implementation of the conflict minerals requirements has not materially affected Atmel’s business in 2015, there can be no assurance that the costs associated with ongoing compliance will not increase or that the sourcing, availability and pricing of minerals required for use in the Combined Company’s products will not increase as a result of these regulations or changes in the supply chain caused by these regulations. In addition, since Dialog’s and Atmel’s supply chains are complex, if the Combined Company is not, in the future, able to sufficiently verify the origins of these minerals and metals used in its products, its customers could elect to disqualify it as a future supplier, which could negatively affect its business and results of operations.

The Transaction could have an adverse effect on the Dialog and Atmel brands.

The success of Dialog and Atmel is largely dependent upon the ability of Dialog and Atmel to maintain and enhance the value of their respective brands, their customers’ connection to and perception of the brands and a positive relationship with customers and suppliers. Brand value, and as a result the businesses and results of operations of Dialog and Atmel, could be severely damaged if the Transaction receives considerable negative publicity or if customers or suppliers otherwise come to have a diminished view of the brands as a result of the Transaction or the common ownership of the existing businesses.

Future acquisitions may result in unanticipated accounting charges or may otherwise adversely affect the Combined Company’s results of operations and result in difficulties in integrating the operations, technologies, products and information systems of acquired companies or businesses, or be dilutive to existing stockholders.

A key element of the Combined Company’s business strategy will include expansion through the acquisition of businesses, assets, products or technologies that allow it to complement its existing product offerings, expand its market coverage, increase its skilled engineering workforce or enhance its technological capabilities. The Combined Company will continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic partnerships and the purchase or sale of assets, including tangible and intangible assets such as intellectual property.

Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses. The Combined Company may experience delays in the timing and successful integration of an acquired company’s technologies, products and product development plans as a result of unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, difficulties ramping up volume production, or contractual, intellectual property or employment issues. In addition, key personnel of Dialog or Atmel may decide not to stay with the Combined Company post-acquisition. The acquisition of another company or its products and technologies may also require the Combined Company to enter into a geographic or business market in which it has little or no prior experience. These challenges could disrupt the Combined Company’s ongoing business, distract its management and employees, harm its reputation and increase its expenses. These challenges are magnified as the size of the acquisition increases. Furthermore, these challenges would be even greater if the Combined Company acquired a business or entered into a business combination transaction with a company that was larger and more difficult to integrate than the companies Dialog and Atmel have historically acquired.

Acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional share-based compensation expense and the recording and later amortisation of amounts related to certain purchased intangible assets, any of which could adversely affect the Combined Company’s results of operations. In addition, the Combined Company may record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. Any of these charges could cause the value of Dialog Shares to decline.

Acquisitions or asset purchases made entirely or partially for cash may reduce the Combined Company’s cash reserves. The Combined Company may seek to obtain additional cash to fund an acquisition by selling equity or debt securities. Any issuance of equity or convertible debt securities may be dilutive to holders of the Dialog Shares and Dialog ADSs.

The Combined Company will not be able to ensure that it will be able to consummate any future acquisitions or that it will realise any anticipated benefits or synergies from any of its historic or future acquisitions. The Combined Company may not be able to find suitable acquisition opportunities that are available at attractive valuations, if at all. Even if it does find suitable acquisition opportunities, it may not be able to consummate the acquisitions on commercially acceptable terms, and any decline in the price of Dialog’s Shares may make it significantly more difficult and expensive to initiate or consummate additional acquisitions.

The Combined Company will have a complex organisational structure, which could result in unfavourable tax or other consequences, which could have an adverse effect on its net income and financial condition.

The Combined Company will operate legal entities in countries where it will conduct manufacturing, design and sales operations around the world. In some countries, it will maintain multiple entities for tax or other purposes. Changes in tax laws, regulations, and related interpretations in the countries in which it operates may adversely affect its results of operations.

The Combined Company will have many entities globally and may have unsettled intercompany balances between some of these entities that could result, if changes in law, regulations or related interpretations occur, in adverse tax or other consequences affecting its capital structure, intercompany interest rates and legal structure.

The Combined Company’s consolidated financial statements will be prepared in accordance with IFRS. Atmel prepares its consolidated financial statements in accordance with U.S. GAAP. The conversion of Atmel’s historical consolidated financial statements into IFRS and the preparation of the Combined Company’s future consolidated financial statements in accordance with IFRS could result in material changes in the reported results of operations, financial position and cash flows of the Atmel business compared with amounts that it had previously reported (or would have reported in the future) as a stand-alone business in accordance with U.S. GAAP.

The Combined Company’s consolidated financial statements will be prepared in accordance with IFRS. Atmel prepares its consolidated financial statements in accordance with U.S. GAAP. Significant differences exist between IFRS and U.S. GAAP that may be relevant to Atmel. Furthermore, significant adjustments may be made to the carrying amounts of the assets and liabilities of Atmel at the date of completion of the Transaction in accordance with business combination accounting under IFRS. Such adjustments may include the recognition of identifiable intangible assets, the remeasurement of property, plant and equipment and inventory, the recognition of certain contingent liabilities and related income tax effects. Accordingly, the conversion of Atmel’s historical consolidated financial statements into IFRS and the preparation of the Combined Company’s future consolidated financial statements in accordance with IFRS could result in material changes in the reported results of operations, financial position and cash flows of the Atmel business compared with amounts that it previously reported (or would have reported in the future) as a stand-alone business in accordance with U.S. GAAP. See Part VII (Summary of Significant Differences Between IFRS and U.S. GAAP) of this document.

3.	RISKS RELATED TO DIALOG’S BUSINESS

Dialog’s customer base is highly concentrated and the loss of, or material reduction in, revenue from any one of Dialog’s major customers could significantly harm our results of operations and financial condition.

Dialog works with a range of customers across its product portfolio but it has historically earned a significant portion of its revenue from a limited number of customers. Dialog’s five largest customers (Apple, Panasonic, Samsung, Bosch and Gigaset) accounted for approximately 87% of its revenues in 2014, with its largest customer representing approximately 79% of such sales. The loss of, or material reduction in, revenue from any one of Dialog’s major customers could materially reduce its revenue, harm its reputation in the industry and/or reduce its ability to accurately predict its revenue or cash flow. The loss of, or material reduction, in revenue from any one of Dialog’s major customer could also adversely affect its gross profit and utilisation as it seeks to redeploy resources previously dedicated to that customer. Dialog cannot ensure that revenue from its major customers will not be significantly reduced in the future, from factors unrelated to its performance or work product such as consolidation by or among its customers or the acquisition of a customer. It also may not be able to maintain its client relationships with its major customers on existing or on continued favourable terms, and its customers may not renew their agreements with Dialog, in which case, its business, financial condition, results of operations and prospects would be adversely affected.

Dialog’s customer concentration may also subject it to perceived or actual leverage that its clients may have, given their relative size and importance to Dialog. If Dialog’s clients seek to negotiate their agreements on terms less favourable to Dialog and Dialog accepts such unfavourable terms, such unfavourable terms may have a material adverse effect on Dialog’s business, financial condition, results of operations and prospects. Accordingly, unless and until Dialog diversifies and expands its client base, its future success will depend significantly upon the timing and volume of business from its largest customers and the financial and operational success of these customers. If Dialog were to lose one of its major customers or have a major customer reduce its orders to Dialog or otherwise significantly reduce its volume of business with Dialog, its revenue and profitability would be materially reduced and its business would be seriously harmed.

Dialog is highly reliant upon the success of its customers’ products.

Dialog relies on device manufacturers to select its products to be designed into their products. Even if a device manufacturer selects a Dialog product, the customer’s product may not be commercially successful. As a result, sales of Dialog’s products are largely dependent on the commercial success of its customers’ products. If the customers’ products are unsuccessful, Dialog’s business, financial condition, results of operations and prospects may be materially adversely affected.

Dialog’s fabless business model exposes it to risks associated with its suppliers.

Dialog does not currently own or operate a fabrication facility (“fab”). It instead uses third-party suppliers to manufacture, assemble and test all of its products. Dialog is therefore reliant on these third-party suppliers to provide the required capacity to manufacture, assemble and test all products and to provide high quality products on time. Dialog does not have long-term contracts with any of these third parties and, therefore, has no assurance as to their long-term availability or cost.

Because Dialog is wholly reliant on these third-party subcontractors, it is subject to various risks, including: interruptions in manufacturing or testing at supplier sites, resulting, for example, from earthquakes or other natural disasters or geopolitical instability, shortage of materials or failures in the subcontractors’ own suppliers; financial troubles experienced by its suppliers; quality control at the suppliers’ sites, which could result in lower yields of suitable integrated circuits or returns of products that fail to perform to the specification; lack of manufacturing capacity; and limited control over delivery schedules, quality assurance and control and production costs. Adverse developments in any of these areas could have a material adverse effect on Dialog’s business, financial condition, results of operations and prospects.

Atmel does operate a fab (see “Risks Related to Atmel’s Business—Atmel could experience disruption of its business due to its dependence on outside foundries or manufacturing disruptions at its own water fabrication facility” of this Part II (Risk Factors)), which Dialog would acquire in the Transaction. Because Dialog does not currently own or operate its own fab, it may encounter difficulties in assuming control over Atmel’s. Atmel’s business relies on its fab for a significant percentage of its wafer supply, and any disruptions or adverse developments with respect to Atmel’s fab resulting from Dialog’s inexperience or other challenges in integrating the fab into Dialog’s operations could have a material adverse effect on the business, financial condition, results of operations and prospects of the Combined Company.

Dialog may face difficulty in obtaining access to manufacturing capacity at semiconductor manufacturing plants, which could result in higher costs and a material loss of revenues.

Dialog needs access, through its third-party suppliers and manufacturers, to fabs for the fabrication of its silicon wafers. Such access may become difficult in future years as the semiconductor industry continues to grow. If Dialog is unable to obtain access to sufficient manufacturing capacity at fabs, it could experience significant delays or a loss of production, which could result in a material loss of revenues. Additionally, if there is a shortage of available manufacturing capacity at fabs, Dialog may have to pay more for the manufacturing of silicon wafers.

Dialog’s product portfolio is heavily dependent on the mobile and consumer electronics marketplace, and its revenues, profitability and growth could decline if this segment slows.

Dialog’s product portfolio is heavily dependent on the mobile and consumer electronics marketplace, with a significant portion of its revenue derived from this segment. Mobile and consumer electronics have exhibited greater cyclicality and shorter product life cycle than Dialog’s other markets, such as automotive and industrial. This volatility may be influenced by numerous factors, including: national and regional regulatory environments; general economic conditions; advances in competing telecommunication and information technologies; manufacturing capacity; and perceived health risks to cellular phone users. As a result, Dialog’s market share in this market segment may increase or decrease more frequently than might be the case in other market segments in which it participates. Moreover, this segment is dominated by a small group of end device manufacturers who are highly competitive and demand high quality products at competitive prices. These market dynamics necessarily affect Dialog’s business, and, if its products are not used in models sold by the dominant device manufacturers, its financial results may be adversely affected or be subject to greater volatility.

If Dialog’s market share decreases in the mobile and consumer electronics marketplace, its revenue may also decline for a period of time until new devices are launched or a product refresh occurs, incorporating our products. For those reasons, and due to the shorter product life-cycles generally occurring in the mobile and consumer-oriented markets, the price of the Dialog Shares may be more volatile than might be the case if it had less exposure to this sector or if it focused its investments principally on industrial, automotive and similar markets that generally do not experience the same rapid product change.

Dialog depends on a limited number of suppliers for some critical components.

Dialog purchases some critical components from a limited number of suppliers. The loss of even one supplier, disruption of the supply chain or any delay or change in design cycle time could result in delays in the manufacturing and shipment of products, additional expense associated with obtaining a new supplier, impaired margins, reduced production volumes, strained customer relations and loss of business or could otherwise materially adversely affect Dialog’s business, financial condition, results of operations and prospects.

Dialog’s products are difficult to manufacture and manufacturing defects could adversely affect its results.

The manufacturing of Dialog’s products is a precise and complex process. The production cycle for new products is characterised by the need to achieve increasingly high yields from batches of ASICs. If Dialog is unable to achieve increasingly high yields, or if one of its products is defective, this could result in a delay in the time it takes for Dialog’s products to reach the market in quantity, a loss of customers or damage to Dialog’s business reputation, which could materially affect its business, financial condition, results of operations and prospects.

The length of product design and sales cycles exposes Dialog to risks.

The design and sales cycle for Dialog’s integrated circuits can take up to 24 months to complete, and achieving volume production of products using their integrated circuits can take an additional six months or more. This lengthy design cycle makes it difficult to forecast product demand and the timing of orders exposes Dialog to the risk that orders will not ultimately materialise in accordance with its expectations. Accordingly, even if Dialog has a design win, it may never result in volume shipments. The delays inherent in lengthy design and sales cycles increase the risk that Dialog’s customers may seek to cancel or modify orders, which could materially affect its business, financial condition, results of operations and prospects.

Dialog may not accurately forecast demand for its products and, as a result, may hold excess inventory or suffer from product shortages.

The level of inventory required in Dialog’s business is sensitive to changes in the actual demand for its products compared with its forecast of sales of those products. In addition, Dialog supplies a wide range of products that are not interchangeable between customers or applications. Accurate forecasting of demand in volatile and dynamic sectors such as those in which Dialog operates can be very difficult, particularly in times of rapidly changing economic conditions and uncertain demand from end consumers for retail products. Actual demand from Dialog’s customers compared to forecasted demand has the potential to vary significantly. If changes in actual market conditions are less favourable than those projected, Dialog will hold higher levels of inventory than is required to satisfy customer demand. This may result in Dialog holding inventory that it is unable to sell due to customers no longer requiring the product held in inventory. Dialog may need to reduce the selling price of the surplus products in order to sell the inventory, and this may still not be sufficient incentive for customers to buy such excess inventory. In this situation, Dialog may suffer reduced margins, inventory write-offs or both. Similarly, in times of growing demand, either generally or for particular products, Dialog may not order sufficient inventory and as a result may not be able to meet customer orders in a timely manner. Obtaining additional supply may be costly or impossible, and failing to meet customer needs may adversely affect customer relationships and reduce Dialog’s revenues or otherwise adversely affect its business, financial condition, results of operations and prospects.

Dialog makes substantial investments in research and development to improve existing and develop new technologies to keep pace with technological advances and to remain competitive in its business, and unsuccessful investments could materially adversely affect its business, financial condition, results of operations and prospects.

The semiconductor industry is characterised by rapid technological change, changes in customer requirements, frequent new product introductions and enhancements, short product cycles and evolving industry standards, and requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. In addition, semiconductor products transition over time to increasingly smaller line width geometries. This requires Dialog to adapt its products and processes to these new technologies, which requires expertise in new procedures. Dialog’s failure to successfully transition to smaller geometry process technologies could impair its competitive position. In order to remain competitive, Dialog has made significant investments in research and development, and anticipates that it will need to maintain or increase its levels of research and development expenditures. Dialog expects research and development expenses to increase in absolute dollars for the foreseeable future, due to the increasing complexity and number of products it plans to develop. If Dialog fails to develop new and enhanced products and technologies, if it focuses on technologies that do not become widely adopted or if new technologies that it does not support and that compete with technologies it does support become widely accepted, demand for its current and planned products may be reduced. Significant investments in unsuccessful research and development efforts could materially adversely affect Dialog’s business, financial condition, results of operations and prospects. In addition, increased investments in research and development could cause Dialog’s cost structure to fall out of alignment with demand for its products, which would have a negative impact on its financial results.

Dialog is subject to the risk of declining prices and volumes on sales of existing products.

The life cycle of Dialog’s integrated circuits, ASICs in particular, can be relatively short. Through the life cycle, sales may initially increase but then decline as a customer’s new products become available, which has a greater effect on Dialog if its products are not designed into the new customer product. The average selling prices of Dialog’s integrated circuits generally decline over the product’s life cycle. As a result, Dialog is subject to the risk that prices, margins and volumes of its existing products will fall, and Dialog will not have replacement products to counteract the resulting decline in revenues. This could materially adversely affect Dialog’s business, financial condition, results of operations and prospects.

Dialog may suffer delays or experience problems in the introduction of new products.

Dialog’s products are complex and may contain undetected hardware and software errors or failures when first introduced or as new versions are tested. The resolution of these errors could cause Dialog to invest significant capital and other resources and divert technical staff from other development efforts. If the introduction of products is delayed, Dialog’s ability to compete and maintain market share may be materially adversely affected. If Dialog delivers products with errors, defects or bugs, its credibility and the market acceptance and sales of its products could be affected. Errors in hardware and software could also result in customer warranty claims, resulting in additional costs. Any of the foregoing could materially adversely affect Dialog’s business, financial condition, results of operations and prospects.

Dialog is subject to the risk of claims arising from errors or defects in its products.

Integrated circuits are highly complex products, and the integrated circuits that Dialog supplies to its customers are required to operate to very precise specifications. Errors may occur in the research and development of a product or in its manufacturing that are not detected before the product is supplied to customers or installed in the customer’s finished devices. The manifestation of such errors or fault could result in the customers’ own devices being faulty, which would result in return of the customers’ devices from the consumer. If the failure of the product were to be attributed to Dialog, it may face claims for losses or damages, additional costs for rectifying the defects or replacing the product and loss of revenue if customers cancel orders.

In some cases, Dialog has agreements with customers that provide warranty protection or indemnities. Some of these agreements may have limitations on liability, but these limitations may not always be enforceable. Product defects could harm Dialog’s reputation or its relationships with its customers, or lead to legal claims, which could have a material adverse impact on Dialog’s business, financial condition, results of operations and prospects. Dialog currently maintains insurance coverage against losses that might arise as a result of product defects. Such insurance policies contain terms, conditions and levels of coverage as are reasonably available and that are consistent with and appropriate to Dialog’s size and operations. Nevertheless, Dialog’s insurance may not cover all potential claims, and, as a result of third-party claims, insurance coverage may not continue to be available to Dialog or, if available, may be at a significantly higher cost.

Dialog’s business, financial condition and reputation may be materially adversely affected if its products, or the electronic systems of which they are a part, contain defects that cause damage or injury.

Dialog’s ASICs are incorporated in, or form part of, larger complex products such as cellphones or automotive motor control sub-components such as electric window, seat or wiper controls. Defects in Dialog’s ASICs, or in the electronic systems of which they are part, may directly or indirectly result in damage to third parties’ property, physical injury or even death. If such defects occur, they may result in: product liability claims; expensive and time-consuming modifications; damaged customer relationships; damage to Dialog’s reputation; and loss of market share.

If Dialog is unable to protect its intellectual property and know-how from being copied or used by others, its competitors may gain access to its content and technology.

Dialog attempts to protect its current business and intellectual property from being copied or used by others by appropriate use of patents, copyrights and trademarks on a global basis. These laws might offer only limited protection of Dialog’s intellectual property rights and are subject to change, which could further restrict Dialog’s ability to protect its innovations. If Dialog is unable to protect its intellectual property, it may be possible for someone to copy aspects of its designs and products or to obtain and use information that Dialog regards as proprietary.

The semiconductor industry is characterised by frequent litigation regarding intellectual property rights. Questions of infringement in the semiconductor field involve highly technical and subjective analysis. Litigation may be necessary in the future to enforce Dialog’s intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any litigation, whether or not determined in Dialog’s favour, might also require considerable time, money and oversight and would divert the efforts and attention of Dialog’s management and technical personnel from normal business operations. Adverse determinations in litigation could result in the loss of Dialog’s proprietary rights, subject it to significant liabilities or require it to seek licenses from third parties. Moreover, there may not be effective trade mark, patent, copyright and trade secret protection in every country in which Dialog’s technology is or may be used in the future. This would increase the possibility of infringement of Dialog’s intellectual property.

Dialog may be accused of infringing on third-party intellectual property rights.

Dialog may be subject to, from time to time, intellectual property claims by third parties who allege that it infringes on their patents or other intellectual property rights. Such claims could have a material adverse effect on Dialog’s business, results of operations, financial condition and reputation and require Dialog to: enter into settlement agreements; enter into license agreements; pay significant damage awards; face temporary or permanent injunctions prohibiting Dialog from developing, manufacturing, using, advertising or selling products that use others’ intellectual property rights; expend significant resources to modify or redesign its products, manufacturing processes or other technology so that it does not infringe others’ intellectual property rights; or to develop or acquire non-infringing technology, which may not be possible. Any of the foregoing could have a material adverse effect on Dialog’s business, financial condition, results of operations or prospects.

The loss of any member of Dialog’s management team and its inability to make up for such loss with a qualified replacement could harm Dialog’s business.

Competition for qualified management in the semiconductor industry is intense. Dialog relies on its management team’s special knowledge and ability to maintain relationships with Dialog’s key customers. If Dialog is not able to retain any of its key management personnel, it may not be able to retain its current customers or develop business with new customers, and its business could be harmed.

Dialog may not be able to remain competitive if it cannot hire and retain qualified engineers and sales and marketing personnel.

Dialog’s future success depends on its ability to continue enhancing and introducing new generations of technology. Dialog is therefore particularly dependent on its ability to identify, attract, motivate and retain qualified design, process and testing engineers with the requisite educational background and industry experience. Competition in the market for qualified engineers, particularly those with significant industry experience, is intense. Dialog’s ability to successfully grow will also depend on its ability to attract and retain sales and marketing personnel. The loss of the services of any of Dialog’s senior engineers or Dialog’s inability to attract and retain sales and marketing personnel could hurt its product development efforts or business relationships.

Dialog’s future operating results could be materially affected if judgments underlying any of its accounting policies were to change significantly.

A number of Dialog’s accounting policies involve judgments about various factors, including its financial and operating condition, the portable products industry and general economic conditions. There is a reasonable likelihood that Dialog’s future operating results could be materially affected if the conditions or assumptions on which its judgments are based were to change significantly.

Dialog’s results of operations could be adversely affected by volatile, negative or uncertain economic conditions and the effects of these conditions on its clients’ businesses and levels of business activity.

Global economic conditions affect Dialog’s customers’ businesses and the markets they serve, and volatile, negative or uncertain economic conditions may have an adverse effect on Dialog’s revenue growth and profitability. Volatile, negative or uncertain economic conditions in Dialog’s significant markets could undermine business confidence, both in those markets and other markets, and cause its clients to reduce or defer their spending on new technologies or initiatives or terminate existing contracts, which would negatively affect Dialog’s business. Growth in the markets Dialog serves could be at a slow rate, or could stagnate, for an extended period of time. Differing economic conditions and patterns of economic growth and contraction in the geographical regions in which Dialog operates and the industries it serves may affect demand for our services. Weakening in such markets and industries as a result of high government deficits, credit downgrades or otherwise could have a material adverse effect Dialog’s results of operations. Ongoing economic volatility and uncertainty affects Dialog’s business in a number of other ways, including making it more difficult to accurately forecast customer demand beyond the short term and effectively build its revenue and resource plans, particularly in consulting. This could result, for example, in Dialog not having the level of appropriate personnel where they are needed, and could have a significant negative impact on its business, financial condition, results of operations and prospects.

If Dialog is unable to adapt rapidly to changing markets and technology, it may lose customers and be unable to develop new business.

The market in which Dialog competes is characterised by continuous development and technological improvement. As a result, Dialog’s success depends on its ability to develop new designs and products on a cost-effective and timely basis. Dialog’s future success also depends on its ability to anticipate and respond to new market trends, to rapidly implement new designs that satisfy customers’ desires and to keep abreast of technological changes within the semiconductor industry generally. If Dialog fails to successfully design and develop new products and product enhancements that respond to technological changes and customer requirements in a timely and cost-effective manner, it may be unable to respond to competitive challenges. Dialog could also lose customers and experience a lower demand for its products, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

Dialog faces intense competition, and if it is unable to compete effectively, it could lose customers.

Many of Dialog’s direct and indirect competitors are major international semiconductor companies with substantially greater technical, financial and marketing resources and name recognition. In addition, in the future Dialog may face increased competition from smaller, niche semiconductor design companies. Further, some of Dialog’s customers could decide to satisfy their ASIC and application specific standard products demands through in-house design and production. Dialog competes with these competitors primarily on the basis of the following attributes: price; design cycle time; reliability; performance; customer and logistical support; and reputation. Dialog’s inability to compete effectively on any of these bases or others could affect the pricing of and demand for its products, which could have a material adverse effect on its business, financial condition, results of operation and prospects.

The semiconductor industry is cyclical.

The semiconductor industry is cyclical and has experienced significant downturns, often in connection with maturing products and declines in general economic conditions. Such downturns have reflected production overcapacity, excess inventory levels and accelerated erosion in average selling prices, which, were they to occur, could have a material adverse effect on Dialog’s business, financial condition, results of operations and prospects.

Severe economic conditions may adversely affect Dialog’s financial performance.

Dialog’s products are predominantly supplied for adoption into devices intended for the consumer market. In depressed economic conditions, demand levels for Dialog’s customers’ products, and consequently for Dialog’s products, are likely to be materially adversely affected. A sustained economic downturn is likely to adversely affect Dialog’s key customers and suppliers and, in turn, Dialog’s financial condition and results of operations. In addition, a disruption in the ability of Dialog’s significant customers and suppliers to access sources of liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their future orders of Dialog’s products or the inability or failure on their part to meet their payment obligations to Dialog.

Dialog is exposed to credit risk from its operating activities and certain of its financing activities.

Dialog is exposed to credit risk from its operating activities and certain of its financing activities. Dialog seeks to minimise its exposure to bad debt by constantly monitoring all customers who trade on credit terms, and receivable balances.

In order to support Dialog’s early growth it entered into factoring agreements with two reputable financial institutions. The current aggregate size of these facilities is $112 million. Since the financial institutions assume all risks associated with the collection of receivables from selected customers, the agreements significantly reduce Dialog’s risks associated with their collection. These factoring agreements will not be terminated as a result of the Facility. However, there is no guarantee that these facilities will remain available to Dialog and they contain termination notice provisions typical of such facilities.

Dialog is also exposed to credit risk arising from its other financial assets, such as cash and cash equivalents, available-for-sale and held-to-maturity financial investments. This risk arises from the potential default of a counterparty and is limited to the carrying amount of the particular instruments. In particular, although Dialog seeks to invest only in credit worthy financial institutions, its cash and cash equivalents are in a limited number of financial institutions, and if their credit worthiness were to change, it could result in a material adverse affect on Dialog’s business, financial condition, results of operation and prospects.

Dialog’s global operations expose it to numerous and sometimes conflicting legal and regulatory requirements, and violation of these regulations could harm its business.

Dialog sells its products primarily in Europe, Asia and North America. Its operations are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anticorruption, import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data privacy and labour relations. This includes in emerging markets where legal systems may be less developed or familiar to Dialog. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of Dialog’s business could result in significant fines, criminal sanctions against Dialog or its officers, prohibitions on doing business and damage to its reputation. Violations of these regulations in connection with the performance of Dialog’s obligations to its clients also could result in liability for significant monetary damages, fines and/or criminal prosecution, unfavourable publicity and other reputational damage, restrictions on its ability to process information and allegations by our clients that we have not performed its contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which Dialog operates, local laws might be insufficient to protect its rights.

In particular, in many parts of the world, including countries in which Dialog operates and/or seeks to expand, practices in the local business community might not conform to international business standards and could violate anticorruption laws or regulations, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010. Dialog’s employees, subcontractors, agents, alliance or joint venture partners and other third parties with which Dialog associates or in the future may associate, could take actions that violate policies or procedures designed to promote legal and regulatory compliance or applicable anticorruption laws or regulations. Violations of these laws or regulations by Dialog, its employees or any of these third parties could subject it to criminal or civil enforcement actions (whether or not it participated or knew about the actions leading to the violations), including fines or penalties, disgorgement of profits and suspension or disqualification from work, including U.S. federal contracting, any of which could materially adversely affect Dialog’s business, including its results of operations and reputation.

The profitability of Dialog’s business may be adversely affected by currency fluctuations and by the economic and legal developments in the countries where it conducts its business.

Because Dialog conducts operations globally, it is subject to risks inherent in international business activities, including: general economic conditions in each country; costs of complying with a variety of regulatory environments; currency conversion risks and the effect of fluctuations in currency exchange rates; taxation by multiple government entities; tariffs and other trade barriers; and staffing and managing foreign operations.

Dialog conducts its business primarily in U.S. dollars, which is its financial statement reporting currency, and the majority of its revenue and expenses are in U.S. dollars. It nonetheless faces foreign exchange risks associated with transactions in other currencies and recognises assets and liabilities in such currencies, primarily the euro and Sterling. Transaction currency exposures arise from sales or purchases in currencies other than the U.S. dollar. Dialog uses forward currency contracts to seek to eliminate its exposure associated with the payment of salaries and wages in other currencies. It seeks to maximise the effectiveness of its hedge derivatives by matching the terms and conditions of the hedge to those of the underlying obligation. There can be no assurance, however, that Dialog’s forward currency contracts or that its currency hedging activities will be successful in offsetting this foreign currency impact.

Dialog’s business and future operating results may be materially adversely affected by events outside of its control.

Dialog conducts business in many territories. In addition, Dialog’s product solutions are supplied to end customers based in diverse locations, who in turn market their products worldwide into many countries. Dialog’s operations and also the success of its customers’ products may be affected by changes in economic, financial and political stability in various countries or geographic regions. Adverse changes in one or more of these countries or in geographical regions generally, including, for example, economic decline, failing financial systems, political upheaval, civil unrest, terrorism, wars, outbreaks of disease or natural disasters could have a material adverse effect on Dialog’s ability to conduct its business and on its financial and operational performance. For example, Dialog procures supplies from, or otherwise conducts business in China and Taiwan. While the Chinese government has pursued economic reforms for a number of years, it continues to exert considerable direct and indirect influence on the economy. Future actions by the Chinese government, including the discontinuance of economic reforms and a return to a more centrally planned economy, could have a significant effect on economic conditions in China, which may have a material impact on Dialog’s business and revenue. In addition, developments that adversely affect the political stability or economic conditions in Taiwan, including the potential impact of natural disasters on the geographically concentrated operations of Dialog’s suppliers, could materially and adversely affect Dialog’s business and revenue.

Dialog’s third-party contractors are concentrated primarily in areas subject to earthquakes and other natural disasters. Any disruption to the operations of these contractors could cause significant delays in the production or shipment of Dialog’s products.

Substantially all of Dialog’s products are manufactured by third-party contractors located in the Pacific Rim. The risk of an earthquake in these areas is significant due to the proximity of major earthquake fault lines to the facilities of Dialog’s foundry, assembly and test subcontractors. The occurrence of additional earthquakes or other natural disasters could result in the disruption of Dialog’s foundry or assembly and test capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of Dialog’s products until it is able to shift its manufacturing, assembling or testing from the affected contractor to another third-party vendor. Dialog may not be able to obtain alternate capacity on favourable terms, if at all.

Dialog is heavily dependent upon the quality, resilience and security of its information technology systems.

Dialog relies on the quality, resilience and security of its information technology (IT). A serious disruption to Dialog’s IT systems could significantly limit its ability to manage and operate its business efficiently, which in turn could have a material adverse effect on its business, financial condition, results of operations and prospects.

Dialog also faces various cyber security threats, including cyber security attacks to IT infrastructure and attempts to gain access to proprietary or sensitive information. Although various procedures and controls are utilised to monitor these threats and mitigate exposure to these threats, there can be no assurance that these procedures and controls will be sufficient to prevent cyber security threats from materialising. If any of these threats were to materialise, Dialog’s operations may be disrupted and it may experience a loss in sales or increased costs arising from the implementation of additional security measures. A cyber security breach may also result in legal claims or proceedings and could damage Dialog’s reputation.

Dialog is subject to environmental, health and safety laws and regulations, which could cause it to experience an increase in its operating costs and a decrease in its profit and cash flow resulting in a material adverse effect on its business, financial condition, results of operations and prospects.

Dialog is subject to a variety of federal, foreign, state and local environmental, health and safety laws and regulations in the jurisdictions in which it operates, including indirectly through its third-party suppliers and contractors, governing, among other matters, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of its employees. Dialog is also required to obtain permits from governmental authorities for certain operations. Dialog is also subject to laws and regulations governing the use of chemicals and hazardous substances in its products and product recycling, disposal and end-of-life requirements. Dialog cannot assure you that it has been or will be at all times in complete compliance with such laws, regulations and permits. Governmental authorities could impose fines, penalties or other sanctions, suspend production, alter manufacturing processes, or stop Dialog’s operations if Dialog or its suppliers or contractors do not comply with these regulations.

Under certain environmental laws, Dialog could be held responsible for all of the costs relating to any contamination at the current or past facilities of Dialog or its predecessors, as well as at third party waste disposal sites. Dialog could also be held liable for any and all consequences arising out of human exposure to hazardous substances or other environmental damage. Furthermore, any claims asserted against Dialog in the future may not be covered by insurance. Even if covered, the amount of insurance may be inadequate to cover any adverse judgment.

Environmental laws are complex, change frequently and have tended to become more stringent over time. The costs to comply with current and future environmental, health and safety laws, and liabilities arising from past or future releases of, or exposure to, hazardous substances, would decrease its cash reserves and could harm its profitability resulting in a material adverse effect on Dialog’s business, financial condition, results of operations or prospects.

Changes in Dialog’s level of taxes, and audits, investigations and tax proceedings could have a material adverse effect on its results of operations and financial condition.

Dialog is subject to income taxes in numerous jurisdictions. It calculates and provides for income taxes in each tax jurisdiction in which it operates. Tax accounting often involves complex matters and judgment is required in determining Dialog’s worldwide provision for income taxes and other tax liabilities. Dialog is subject to ongoing tax audits and enquiries in various jurisdictions. Tax authorities may disagree with Dialog’s judgments or may take increasingly aggressive positions with respect to the judgments it makes. Dialog regularly assesses the likely outcomes of these tax proceedings in order to determine the appropriateness of its tax liabilities. However, Dialog’s judgments might not be sustained as a result of these proceedings, and the amounts ultimately paid could be different from the amounts previously recorded. In addition, Dialog’s effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Tax rates in the jurisdictions in which Dialog operates may change as a result of macroeconomic or other factors outside of its control. Increases in the tax rate in any of the jurisdictions in which it operates could have a negative impact on its profitability. In addition, changes in tax laws, treaties or regulations, or their interpretation or enforcement, may be unpredictable, particularly in less developed markets, and could become more stringent, which could materially adversely affect Dialog’s tax position. Any of these occurrences could have a material adverse effect on Dialog’s results of operations and financial condition.

4.	RISK FACTORS RELATED TO ATMEL’S BUSINESS

The announcement and pendency of Atmel’s agreement to be acquired by Dialog may have an adverse effect on Atmel’s business and Atmel’s share price.

Atmel’s pending acquisition by Dialog could have an adverse effect on its revenue in the near term if its customers delay, defer or cancel purchases pending completion of the Transaction. While Atmel is attempting to address this risk through communications with its customers, current and prospective customers may be reluctant to purchase Atmel’s products due to uncertainty about the direction of Atmel’s product offerings and the support and service of Atmel’s products after completion of the Transaction. Additionally, Atmel is subject to additional risks in connection with the announcement and pendency of the Transaction, including:

•	the pendency and outcome of any legal proceedings that have been or may be instituted against Atmel, Atmel’s directors and others relating to the transactions contemplated by the Merger Agreement;

•	potential adverse effects on Atmel’s relationships with its current suppliers and other business partners, or those with which Atmel is seeking to establish business relationships;

•	the restrictions imposed on Atmel’s business and operations under the Merger Agreement, which may prevent Atmel from pursuing opportunities without Dialog’s approval or taking other actions, whether in the form of restructurings, asset dispositions or otherwise, that Atmel might have undertaken in the absence of the Transaction;

•	that Atmel may forego opportunities it might otherwise have pursued absent the Merger Agreement;

•	potential adverse effects on Atmel’s ability to attract, recruit, retain and motivate current and prospective employees who may be uncertain about their future roles and relationships with Atmel following the completion of the Transaction; and

•	the significant diversion of Atmel’s employees’ and management’s attention resulting from the transactions contemplated by the Merger Agreement.

Atmel’s revenue and operating results may fluctuate significantly due to a variety of factors.

Atmel’s future operating results are subject to quarterly variations based upon a variety of factors, many of which are not within its control. As further discussed below, factors that could affect Atmel’s operating results include, without limitation:

•	uncertain or unstable global macroeconomic, geo-political and social conditions, including those in Europe (where deflationary pressures and high unemployment continue to exist and concerns about the financial stability of Greece and other members of the European Union continue), the Middle East (where U.S. military action remains ongoing and Russian intervention in Syria has occurred) and Asia (where economic activity in China has slowed);

•	the effect of fluctuations in currency exchange rates, continued political, economic and monetary uncertainties within the European Union, or the possible exit of member states (such as Greece) from the European Union;

•	the success of its customers’ end products, its ability to introduce new products into the market and to ramp production of new products, and its ability to improve and implement new manufacturing technologies, reduce manufacturing costs and achieve acceptable manufacturing yields;

•	the cyclical nature of, and consolidation occurring within, the semiconductor industry;

•	disruption to its business caused by its dependence on outside foundries, and the insolvency and liquidation proceedings, and associated litigation, of those foundries in some cases;

•	its dependence on selling through independent distributors and its ability to obtain accurate and timely sell-through information from these distributors;

•	the complexity of its revenue reporting and dependence on its management’s ability to make judgments and estimates regarding inventory write-downs, future claims for returns and other matters affecting its financial statements;

•	its reliance on non-binding customer forecasts and the effect of customer changes to forecasts and actual demand;

•	the increasing complexity and added costs, compliance and otherwise, associated with laws and regulations around the world that affect its businesses and activities, including, for example, trade, export control, foreign corrupt practices, and bribery regulations;

•	the capacity constraints of its independent assembly contractors;

•	the effect of intellectual property and other litigation on Atmel and its customers, and its ability to protect its intellectual property rights;

•	the highly competitive nature of its markets and its ability to keep pace with technological change;

•	its dependence on international sales and operations and the added complexity and compliance costs associated therewith;

•	information technology system failures or network disruptions and disruptions caused by its system integration efforts;

•	business interruptions, natural disasters, terrorist acts or similar unforeseen events or circumstances;

•	its ability to maintain relationships with its key customers, the absence of long-term supply contracts with most of its customers, and product liability claims its customers may bring;

•	unanticipated changes to environmental, health and safety regulations or related compliance issues;

•	its dependence on certain key personnel;

•	the anti-takeover effects of provisions in its certificate of incorporation and bylaws;

•	the unfunded nature of its foreign pension plans;

•	the effect of acquisitions it may undertake, including its ability to effectively integrate acquisitions into its operations;

•	disruptions in the availability of raw materials used in its products; and

•	its receipt of economic grants in various jurisdictions, which may require repayment if it is unable to comply with the terms of such grants.

Any unfavorable changes in any of these or other factors could harm Atmel’s results of operations and financial condition.

A volatile, or falling, Euro, or volatility in other non-U.S. currencies, may adversely affect Atmel’s revenue or results of operations.

Although Atmel conducts transactions principally in the U.S. Dollar, approximately 20% of its revenue for the fiscal year ended 31 December 2014 and 18% of its revenue for the three months ended 30 June 2015 was generated in the Euro currency, and approximately 18% of its operating expenses for the fiscal year ended 31 December 2014 and 20% of its operating expenses for the three months ended 30 June 2015 were incurred in Euro and other non-U.S. currencies. The exchange rate for the Euro against the U.S. Dollar declined from 1.22 Euros to the dollar at 1 January 2015 to 1.11 Euros to the U.S. Dollar at 30 June 2015. Quantitative easing undertaken by the European Central Bank, economic uncertainties associated with the financial stability of Greece, and similar economic factors affecting the European Union could cause a further decline in the Euro against the U.S. Dollar or could introduce other unusual volatility into the foreign currency markets. Changes in the value of foreign currencies, including, in particular, the Euro, relative to the U.S. Dollar can affect Atmel’s revenue and operating results due to transactional and translational re-measurements that are reflected in its earnings, which are reported in U.S. Dollars. A decrease in the value of the Euro against the U.S. Dollar may cause a reduction in its reported revenue. That same decrease may also cause a reduction in Atmel’s operating costs. Decreases in revenue, and decreases in operating costs, resulting from these foreign currency valuation events may not move in lock-step. Variations in the exchange rate of other foreign currencies may have similar effects, although those variations would not currently be expected to have the same significance as changes in the value of the Euro to Atmel. As a result of these foreign currency exchange rate fluctuations, it may also be more difficult to detect underlying trends in Atmel’s business and results of operations. Significant volatility in currency exchange rates may also cause Atmel’s results of operations to differ from its expectations or the expectations of its investors, which could also cause the trading price of Atmel Shares to be adversely affected. Atmel does not currently maintain a program to hedge transactional exposures in foreign currencies and, as of the date of this document, it manages its exchange rate risk by matching foreign currency cash balances with expenses accrued in those foreign currencies.

Uncertain or unstable global macro-economic, geo-political and social conditions may affect Atmel’s business.

Global macro-economic and geo-political conditions affecting the global economy or social order could adversely affect demand for Atmel products and its business prospects from time to time. These conditions could include:

•	slow, uneven economic growth throughout the world;

•	continued uncertainty regarding macroeconomic conditions in Europe (including potential deflationary pressures, continuing high unemployment, the financial stability of Greece and other members of the European Union and possible exits from the European Union) and Asia (including an economic slowdown in China);

•	geo-political events throughout the world, including, for example, in the Middle East (which has witnessed increased military activities in Iraq and Syria, including renewed U.S. involvement and Russian intervention) and Eastern Europe (involving Russian and Ukrainian territorial claims); and

•	social unrest or disorder arising from the threat of global pandemics.

Atmel depends substantially on the success of its customers’ end products, its introduction of new products into the market and its ability to reduce manufacturing costs over time.

Atmel believes that its future sales will depend substantially on the success of its customers’ end products, its ability to introduce new products into the market, and its ability to reduce the manufacturing costs of its products over time. Its new products are generally incorporated into its customers’ products or systems at their design stage. However, design wins can precede volume sales by a year or more. In addition, it may not be successful in achieving design wins or design wins may not result in future revenue, which depends in large part on its customers’ ability to sell their end products or systems within their respective markets.

Rapid innovation within the semiconductor industry also continually increases pricing pressure, especially on products containing older technologies. Atmel experiences continuous pricing pressure, just as many of its competitors do. Product life cycles in the industry are relatively short, and as a result, products tend to be replaced by more technologically advanced substitutes on a regular basis. In turn, demand for older technology falls, causing the price at which such products can be sold to drop, often quickly. As a result, the average selling price of each of Atmel’s products usually declines as individual products mature and competitors enter the market. To offset average selling price decreases and to continue profitably supplying its products, Atmel relies primarily on reducing costs to manufacture its products, improving its process technologies and production efficiency, increasing product sales to absorb fixed costs and introducing new, higher-priced products that incorporate advanced features or integrated technologies to address new or emerging markets. Its operating results could be harmed if such cost reductions, production improvements, increased product sales and new product introductions do not occur in a timely manner or do not result in new customer demand.

The cyclical nature of the semiconductor industry creates fluctuations in Atmel’s operating results and may also affect the judgments, estimates and assumptions Atmel applies in preparing its financial statements.

The semiconductor industry has historically been cyclical, characterised by annual seasonality and wide fluctuations in product supply and demand. The semiconductor industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions.

Atmel’s operating results have been adversely affected in the past by industry-wide fluctuations in the demand for semiconductors, which resulted in under-utilisation of its manufacturing capacity and a related decline in gross margin. Atmel’s business may be harmed in the future by cyclical conditions in the semiconductor industry as a whole and by conditions within specific markets served by its products. These fluctuations in demand may also affect inventory write-downs Atmel takes or other items in its financial statements. Atmel’s inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Determining market value for its inventories involves numerous judgments, estimates and assumptions, including assessing average selling prices and sales volumes for each of its products in future periods. The competitiveness of each product, market conditions and product lifecycles often change over time, resulting in a change in the judgments, estimates and assumptions Atmel applies to establish inventory write-downs. The judgments, estimates and assumptions it applies in evaluating its inventory write-downs, including, for example, shortening or extending the anticipated life of its products, may have a material effect on Atmel’s financial statements. If Atmel overestimates demand, it may experience excess inventory levels. Inventory adjustments, based on the judgments, estimates and assumptions Atmel makes, may affect its results of operations, including its gross margin, in a positive or negative manner, depending on the nature of the adjustment.

A significant portion of Atmel’s revenue comes from sales to customers supplying consumer markets and from international sales. As a result, Atmel’s business may be subject to seasonally lower revenue in particular quarters of its fiscal year. The semiconductor industry has also been affected by significant shifts in consumer demand due to economic downturns or other factors, which can exacerbate the cyclicality within the industry and result in further diminished product demand and production over-capacity. Atmel has, in the past, experienced substantial quarter-to-quarter fluctuations in revenue and operating results and expect in the future to continue to experience short-term period-to-period fluctuations in operating results due to general industry and economic conditions.

Atmel could experience disruption of its business due to its dependence on outside foundries or manufacturing disruptions at its own water fabrication facility.

Atmel relies substantially on independent third-party foundry manufacturing partners to manufacture products for it. As part of its fab-lite strategy, it has expanded and has planned to continue to expand its foundry relationships by entering into new agreements with third-party foundries. If it cannot obtain sufficient capacity commitments, if its foundry partners suffer financial instability, liquidity issues, or insolvency proceedings affecting their ability to manufacture Atmel’s products, or if its foundry partners experience production delays or quality issues for other reasons, the supply of its products could be disrupted, which could adversely affect its business.

Disruptions at Atmel’s own wafer manufacturing facility in Colorado Springs, Colorado could also adversely affect its business. For the six months ended 30 June 2015, it manufactured approximately 60% of its products in its own wafer fabrication facility compared to 56% for the six months ended 30 June 2014 . In December 2013, it experienced an incident in the nitrogen plant at that facility, which disrupted manufacturing for several weeks and affected its ability to fully meet demand in the first quarter of 2014. Because Atmel relies on its Colorado facility for a significant percentage of its wafer supply, disruptions of the kind it experienced in December 2013, or others, could have an adverse effect on its business.

In addition, with respect to the use of external foundries, difficulties in production yields are more likely to occur when transitioning manufacturing processes to new third-party foundries or when qualifying new products at third-party foundries. If Atmel’s foundry partners fail to deliver quality products and components on a timely basis, its business could be harmed.

Atmel expects over time that an increasing portion of its wafer fabrication will be undertaken by third-party foundries. Its fab-lite strategy exposes it to the following risks:

•	reduced control over delivery schedules and product costs;

•	financial instability, liquidity issues, or insolvency proceedings, and related litigation, affecting its foundry partners;

•	manufacturing disruptions at its Colorado Springs wafer fabrication facility or at those of its third-party foundries;

•	higher than anticipated manufacturing costs;

•	inability of its manufacturing subcontractors to develop manufacturing methods appropriate for its products and their unwillingness to devote adequate capacity to produce its products;

•	possible abandonment of key fabrication processes by its foundry subcontractors used in products that are strategically important to it;

•	reduced control over or decline in product quality and reliability;

•	inability to maintain continuing relationships with its foundries;

•	restricted ability to meet customer demand when faced with product shortages or order increases; and

•	increased risk of potential misappropriation of its intellectual property.

If any of the above risks occur, Atmel could experience an interruption in its supply chain, an increase in costs or a reduction in its product quality and reliability, which could delay or decrease its revenue and adversely affect its reputation and its business.

Atmel attempts to mitigate these risks with a strategy of qualifying multiple foundry subcontractors. However, there can be no guarantee that this or any other strategy will eliminate or significantly reduce these risks. Additionally, since most independent foundries are located in foreign countries, Atmel is subject to risks generally associated with contracting with foreign manufacturers, including currency exchange fluctuations, political and economic instability, trade restrictions, changes in tariff and freight rates, and import and export regulations. Accordingly, it may experience problems maintaining expected timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on Atmel’s results of operations.

Atmel closely monitors the financial condition of its foundry partners, and although it does not believe that any of its current foundry partners are experiencing financial instability, it has in the past contracted with foundries that did, in fact, encounter material financial instability. Such instability, including potentially, insolvency proceedings, requires an investment of significant management time, may require additional changes in operational planning as conditions develop, may involve litigation, and could have other unexpected adverse effects on Atmel’s business.

The terms on which Atmel will be able to obtain wafer production for its products, and the timing and volume of such production will be substantially dependent on future agreements to be negotiated with independent foundries. Atmel cannot be certain that the agreements it reaches with such foundries will be on favorable terms. For example, any future agreements with independent foundries may be short-term in duration, may not be renewable, and may provide inadequate certainty regarding the future supply and pricing of wafers for Atmel’s products.

If demand for Atmel’s products increases significantly, it has no assurances that its third-party foundries will be able to increase their manufacturing capacity to a level that meets its requirements, potentially preventing it from meeting its customer demand and harming its business, reputation and customer relationships. Also, even if Atmel’s independent foundries are able to meet its increased demand, those foundries may decide to charge significantly higher wafer prices to Atmel, which could reduce its gross margin or require it to offset the increased prices by increasing prices to its customers, either of which could harm its business and operating results.

Atmel’s revenue is dependent to a large extent on selling to end customers through independent distributors. These distributors may have limited financial resources to conduct their business or to represent Atmel’s interests effectively, may raise credit risks for Atmel, and may terminate or modify their relationships with Atmel in a manner that adversely affects its sales.

Sales to distributors accounted for 60%, 52% and 51% of Atmel’s net revenue for the years ended 31 December 2014, 2013 and 2012, respectively, and 62% and 59% of Atmel’s net revenue for the six months ended 30 June 2015 and 2014, respectively. Atmel is dependent on its distributors to supplement its direct marketing and sales efforts. Its agreements with independent distributors can generally be terminated for convenience by either party upon relatively short notice. Generally, these agreements are non-exclusive and also permit Atmel’s distributors to offer and promote its competitors’ products.

If any significant distributor or a substantial number of Atmel’s distributors terminated their relationship with Atmel, decided to market its competitors’ products in preference to its products, were unable or unwilling to sell its products, or were unable to pay it for products sold for any reason, Atmel’s ability to bring its products to market could be adversely affected, it could have difficulty in collecting outstanding receivable balances, or it could incur other loss of revenue, charges or other adjustments, any of which could have a material adverse effect on its revenue and operating results. In some cases, certain of Atmel’s distributors in Asia may also have more limited financial resources and constrained balance sheets than distributors in other geographic areas. If these distributors are unable effectively to finance their operations, or to represent its interests effectively because of financial limitations, its business could also be adversely affected.

Atmel’s revenue reporting is highly dependent on receiving accurate and timely sell-through information from its distributors. If it receives inaccurate or late information from its distributors, its financial reporting could be misstated.

Atmel’s revenue reporting is highly dependent on receiving pertinent, accurate and timely data from its distributors. As its distributors resell products, they provide Atmel with periodic data regarding the products sold, including prices, quantities, end customers, and the amount of Atmel’s products they still have in stock. Because the data set is large and complex, and because there may be errors or delays in the reported data, Atmel may use estimates and apply judgments to reconcile distributors’ reported inventories to their end customer sales transactions. Actual results could vary unfavorably from Atmel’s estimates, which could affect its operating results and adversely affect its business. See “Risks Related to the Combined Company—Atmel prepares its consolidated financial statements in accordance with U.S. GAAP, and Dialog prepares its consolidated financial statements in accordance with IFRS. The conversion of Atmel’s historical consolidated financial statements into IFRS and the preparation of the Combined Company’s future consolidated financial statements pursuant to IFRS could result in material changes to the results of operations of the Atmel business” of this Part II (Risk Factors).

Atmel’s revenue reporting is complex and dependent, in part, on its management’s ability to make judgments and estimates regarding future claims for returns. If Atmel’s judgments or estimates about these matters are incorrect or inaccurate, its revenue reporting could be adversely affected.

Atmel’s revenue reporting is highly dependent on judgments and estimates that its management is required to make when preparing its financial statements. Atmel currently recognises revenue for its distributors based in the U.S. and Europe in a different manner from the method it uses for its distributors based in Asia (excluding Japan).

For sales to certain distributors (primarily based in the U.S. and Europe) with agreements allowing for price protection and product returns, it has not historically had the ability to estimate future claims at the point of shipment, and given that price is not fixed or determinable at that time, revenue is not recognised until the distributor sells the product to its end customer.

For sales to independent distributors in Asia, excluding Japan, Atmel invoices these distributors at full list price upon shipment and issues a rebate, or “credit,” once product has been sold to the end customer and the distributor has met certain reporting requirements. After reviewing the pricing, rebate and quotation-related terms, Atmel concluded that it could reliably estimate future claims; therefore, it recognises revenue at the point of shipment for these Asian distributors, assuming all of the other revenue recognition criteria are met, utilising amounts invoiced, less estimated future claims. To the extent the percentage of Atmel’s sales to Asia (excluding Japan) increases, a larger portion of its revenue reporting will be based on this methodology.

If Atmel’s judgments or estimates are incorrect or inaccurate regarding future claims, its revenue reporting could be adversely affected. In addition, the fact that Atmel recognises revenue differently in the U.S. and Europe than in Asia (excluding Japan) adds further complexity to the preparation of its financial statements, making them potentially more susceptible to inaccuracies or errors over time.

In May 2014, the Financial Accounting Standard Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognise the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective. In July 2015, the FASB deferred the effective date of ASU 2014-09 such that it will apply to annual reporting periods beginning after 15 December 2017 (including interim reporting periods within those periods). Early application is permitted to the original effective date of 15 December 2016, whereby ASU 2014-09 would apply to annual reporting periods beginning 15 December 2016 (including interim reporting periods within those periods). The standard permits the use of either the retrospective or cumulative effect transition method. Atmel is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. Atmel has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting. Atmel’s adoption of ASU 2014-09 and selection of a transition method could have an adverse effect on its revenue reporting.

Atmel’s stock price may be more volatile based on its exposure to the mobile device and consumer market segments, which tend to exhibit more dynamic change than do industrial or automotive markets.

Atmel’s exposure to, and the percentage of revenue it derives from, the mobile device and consumer market segments changes over time. To the extent that these segments exhibit greater cyclicality, or change, than the industrial or automotive markets in which Atmel also participates, its stock price may be more volatile. Product life cycles in the mobile device and consumer markets are typically shorter than product life cycles in industrial or automotive markets. Significant change continues to occur in the personal computer market as, for example, tablet devices gain additional market share. Mobile devices, as a further example, may undergo product refreshes on an annual basis or on even shorter time frames in some instances. As a result, Atmel’s market share in those markets may increase or decrease more frequently than might be the case in other market segments in which it participates. The mobile device segment has also become dominated, to a large extent, by Apple and Samsung; other manufacturers have had difficulty retaining market share in recent years, with some well-known brands, including Nokia, Motorola, Blackberry and HTC, being sold or facing significant financial distress. Those market dynamics necessarily affect Atmel’s business, and if its products are not used in models sold by the dominant device manufacturers, its financial results may be adversely affected or be subject to greater volatility.

If Atmel’s market share decreases in the mobile and consumer market segments, its revenue may also decline for a period of time until new devices are launched, or a product refresh occurs, incorporating its products. For those reasons, and due to the shorter product life-cycles generally occurring in the mobile and consumer-oriented markets, Atmel’s stock price may be more volatile than might be the case if Atmel had less exposure to those sectors or if it focused its investments principally on industrial, automotive and similar markets that generally do not experience the same rapid product change.

Atmel builds semiconductors based, for the most part, on non-binding forecasts from its customers. As a result, changes to forecasts from actual demand may result in excess inventory or Atmel’s inability to fill customer orders on a timely basis, which may harm its business.

Atmel schedules production and builds semiconductor devices based primarily on non-binding forecasts from customers and its own internal forecasts. Typically, customer orders, consistent with general industry practices, may be cancelled or rescheduled with short notice to Atmel, often with no significant penalty to the customer. In addition, Atmel’s customers frequently place orders requesting product delivery in a much shorter period than its lead time to fully fabricate and test devices, requiring Atmel to build a buffer stock of certain products in order to anticipate demand. Because the markets it serves are volatile and subject to rapid technological, price and end-user demand changes, Atmel’s forecasts of required unit quantities to build may be significantly incorrect. Changes to forecasted demand from actual demand may result in Atmel producing unit quantities in excess of orders from customers, which could result in additional expense for the write-down of excess inventory and negatively affect its gross margin and results of operations.

Atmel’s forecasting risks may increase as a result of its fab-lite strategy because it has less control over modifying production schedules with its independent third-party manufacturing partners to match changes in forecasted demand and orders by its end customers. If Atmel commits to order foundry wafers and cannot cancel or reschedule its commitment without significant costs or cancellation penalties, it may be forced to purchase inventory in excess of demand, which could result in a write-down of inventories and negatively affect its gross margin and results of operations.

Conversely, failure to produce or obtain sufficient wafers for increased demand could cause Atmel to miss revenue opportunities and could affect its customers’ ability to sell products or meet downstream commitments, which could adversely affect its customer relationships and reputation and thereby materially adversely affect its business, financial condition and results of operations.

Atmel’s international sales and operations are subject to complex laws relating to trade, export controls, foreign corrupt practices and bribery, among many other subjects. Added compliance costs, violations of or changes in these laws and regulations could adversely affect Atmel’s business, financial condition or results of operations.

For hardware, software or technology exported from, or otherwise subject to the jurisdiction of, the U.S., Atmel is subject to U.S. laws and regulations governing international trade and exports, including, but not limited to, the International Traffic in Arms Regulations, the Export Administration Regulations and U.S. economic and trade sanctions administered by the U.S. Department of the Treasury, Office of Foreign Assets Control and other regulatory agencies. Hardware, software and technology exported from, or otherwise subject to the jurisdiction of, other countries may also be subject to non-U.S. laws and regulations governing international trade and exports. Under these laws and regulations, Atmel is responsible for obtaining all necessary licenses and approvals for exports of controlled hardware, software and technology, as well as the provision of technical assistance. In many cases, a determination of the applicable export-control laws and related licensing requirements depends on the design intent of a product, the source and origin of a specific technology, the specific technical contributions made by individuals to that technology, the destination of the product, and other matters of an intensely factual nature. Atmel is also required to obtain all necessary export licenses prior to transferring controlled technology or technical data to non-U.S. persons. The U.S. and the European Union continue to impose sanctions on Russia. The imposition of new sanctions, or changes in the nature of existing sanctions or other embargoes, may affect Atmel’s ability to deliver products to specified countries from time to time, sometimes with little or no advance warning. In those events, if Atmel’s products are implicated under newly imposed or modified sanctions, those regulatory or administrative actions could have an adverse effect on its business.

In addition, Atmel is required to obtain necessary export licenses prior to the export or re-export of hardware, software or technology to any person or entity identified on government restricted-party lists, including the U.S. Department of Commerce’s Denied Persons or Entity or Unverified Lists, the U.S. Department of the Treasury’s Specially Designated Nationals or Blocked Persons List, or the U.S. Department of State’s Debarred List, or on similar lists in jurisdictions outside the United States. Products for use in certain space, satellite, military, nuclear, chemical/biological weapons, rocket systems or unmanned air vehicle applications may also require export licenses and involve many of the same complexities and risks of non-compliance in the U.S. and elsewhere. Due to U.S. economic and trade sanctions, Atmel does not pursue business activities, directly or indirectly, in countries designated by the U.S. as a state sponsor of terrorism or otherwise subject to a U.S. trade embargo, including, as of the date of this document, Cuba, Iran, North Korea, Sudan and Syria.

Atmel continually seeks to enhance its export-compliance program, including ongoing analysis of historical and current product shipments and technology transfers. Atmel also works with, and assists, government officials, when requested, to ensure compliance with applicable export laws and regulations, and it continues to develop additional operational procedures to improve its compliance efforts. However, export laws and regulations are highly complex and vary from jurisdiction to jurisdiction; a determination by U.S. or other governments that Atmel has failed to comply with any export-control laws or trade sanctions, including failure to properly restrict an export to the persons or entities set forth on government restricted-party lists, could result in significant civil or criminal penalties, including the imposition of significant fines, denial of export privileges, loss of revenue from certain customers or damages claims from any customers adversely affected by such penalties, and exclusion from participation in U.S. or foreign government contracts. As Atmel reviews or audits its import and export practices, from time to time, it may discover previously unknown errors in its compliance practices that require corrective actions; these actions could include voluntary disclosures of those matters to appropriate government agencies, discontinuance or suspension of product sales pending a resolution of any reviews, or other adverse interim or final actions. Further, a change in these laws and regulations could restrict its ability to export to previously permitted countries, customers, distributors, foundries or other third parties. For example, in the past, one of Atmel’s distributors was added to the U.S. Department of Commerce Entity List, resulting in the termination of its relationship with that distributor. Any one or more of these compliance errors, sanctions or a change in law or regulations could have a material adverse effect on its business, financial condition and results of operations. Atmel monitors closely those types of proposed rules and potential changes as they progress through the regulatory process and seek to assess their likely effect on Atmel.

Atmel is also subject to complex laws that seek to regulate the payment of bribes or other forms of compensation to foreign officials or persons affiliated with companies or organisations in which foreign governments may own an interest or exercise control. The U.S. Foreign Corrupt Practices Act requires U.S. companies to comply with an extensive legal framework to prevent bribery of foreign officials. The laws are complex and require that Atmel closely monitors local practices of its overseas offices and distributors. The United States Department of Justice has recently heightened enforcement of these laws. In addition, other countries continue to implement similar laws that may have extraterritorial effect. The United Kingdom, for example, where Atmel has operations, has enacted the U.K. Bribery Act, which could impose significant oversight obligations on it and could be applicable to its operations outside of the United Kingdom. The costs for complying with these and similar laws may be substantial and could reasonably be expected to require significant management time and focus. Any violation of these or similar laws, intentional or unintentional, could have a material adverse effect on Atmel’s business, financial condition or results of operations.

Atmel is exposed to fluctuations in currency exchange rates that could negatively affect its financial results and cash flows, and revenue and costs denominated in foreign currencies could adversely affect its operating results due to foreign currency moves against the dollar.

Because a significant portion of Atmel’s business is conducted outside the United States, it faces exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse effect on Atmel’s financial results and cash flows. Atmel’s primary foreign currency exposure relates to revenue and operating expenses in Europe, which are denominated in Euros. See also, “Risk Factors Related to Atmel’s Business – A volatile, or falling, euro or volatility in other non-U.S. currencies, may adversely affect Atmel’s revenue and results of operations” in this Part II (Risk Factors).

When Atmel takes an order denominated in a foreign currency, it will receive fewer dollars, and lower revenue, than it initially anticipated if that local currency weakens against the dollar before it ships its product. Conversely, revenue will be positively affected if the local currency strengthens against the dollar before it ships its product. Costs may also be affected by foreign currency fluctuations. For example, in Europe, where Atmel has costs denominated in European currencies, costs will decrease if the local currency weakens against the dollar. Conversely, costs will increase if the local currency strengthens against the dollar.

Atmel also faces the risk that its accounts receivable denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Similarly, it faces the risk that its accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. Atmel has not historically utilized hedging instruments to offset its foreign currency exposure, although it may determine to do so in the future, and there can be no assurance that these or other measures will successfully limit its exposure to changes in foreign currency exchange rates.

Atmel depends on independent assembly contractors that may not have adequate capacity to fulfill its needs or to meet its quality and delivery requirements.

After wafer testing, Atmel ships wafers to various independent assembly contractors, where the wafers are separated into die, packaged and, in some cases, further tested. Atmel’s reliance on independent contractors to assemble, package and test its products may expose it to significant risks, including the following:

•	reduced control over quality and delivery schedules;

•	the potential lack of adequate capacity of independent assembly contractors;

•	discontinuance or phase-out of its contractors’ assembly processes;

•	inability of its contractors to develop and maintain assembly and test methods and equipment that are appropriate for its products;

•	lack of long-term contracts and the potential inability to secure strategically important service contracts on favorable terms, if at all;

•	increased opportunities for potential misappropriation of its intellectual property; and

•	financial instability, or liquidity issues, affecting its subcontractors.

In addition, independent contractors could stop, suspend or delay the assembly, packaging or testing of its products for unforeseen reasons. Moreover, because most of its independent assembly contractors are located in foreign countries, it is subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions, including export controls, and changes in tariff and freight rates. Accordingly, Atmel may experience problems with the timing, adequacy or quality of product deliveries, any of which could have a material adverse effect on its results of operations.

Atmel may face business disruption risks, as well as the risk of significant unanticipated costs, as it considers, or as a result of, changes in its business and asset portfolio.

Atmel is continually reviewing potential changes in its business and asset portfolio throughout its worldwide operations in order to enhance its overall competitiveness and viability. Disposal and restructuring activities that it has undertaken, and may undertake in the future, can divert significant time and resources, involve substantial costs and lead to production and product development delays and may fail to enhance its overall competitiveness and viability as intended, any of which can negatively impact its business. Atmel’s disposal activities have in the past and may, in the future, trigger restructuring, impairment and other accounting charges and/or result in a loss on sale of assets. Any of these charges or losses could adversely affect Atmel’s business, financial condition and results of operations.

Atmel has in the past and may, in the future, experience labor union or workers’ council objections, or labor unrest actions (including possible strikes), when it seeks to reduce its workforces in Europe and other regions. Many of Atmel’s operations are located in countries and regions that have extensive employment regulations that Atmel must comply with in order to reduce its workforce, and it may incur significant costs to complete such exercises. Any of those events could have an adverse effect on Atmel’s business and operating results.

Atmel continues to evaluate existing restructuring accruals related to restructuring plans previously implemented. As a result, there may be additional restructuring charges or reversals or recoveries of previous charges. Atmel may incur additional restructuring and asset impairment charges in connection with additional restructuring plans adopted in the future. Any such restructuring or asset impairment charges recorded in the future could significantly harm its business and operating results. As of 31 December 2014 and 30 June 2015, accrued restructuring charges amounted to $19.7 million and $14.8 million, respectively, and Atmel expects to substantially complete the cash severance payments in respect of those accruals within the next twenty-four months.

If Atmel is unable to implement new manufacturing technologies or fails to achieve acceptable manufacturing yields, its business would be harmed.

Whether demand for semiconductors is rising or falling, Atmel is constantly required by competitive pressures in the industry to implement new manufacturing technologies in order to reduce the geometries of its semiconductors, produce more integrated circuits per wafer and improve its production yields.

Fabrication of its integrated circuits is a highly complex and precise process, requiring production in a tightly-controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. Whether through the use of Atmel’s foundries or third-party manufacturers, it may experience problems in achieving acceptable yields in the manufacture of wafers, particularly during a transition in the manufacturing process technology for its existing products or with respect to the manufacture of new products.

Atmel has previously experienced production delays and yield difficulties in connection with earlier expansions of its wafer fabrication capacity or transitions in manufacturing process technology, including in connection with the introduction of new products. Production delays or difficulties in achieving acceptable yields at its fabrication facility or at the fabrication facilities of Atmel’s third party manufacturers could materially and adversely affect its operating results. Atmel may not be able to obtain the additional cash from operations or external financing necessary to fund the implementation of new manufacturing technologies, which could materially affect its results of operations.

Atmel may, directly or indirectly, face third-party intellectual property infringement claims that could be costly to defend, distract its management team and employees, and result in loss of significant rights.

The semiconductor industry is characterised by vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. From time to time Atmel receives communications from third parties asserting patent or other intellectual property rights covering its products or processes. In order to avoid the significant costs associated with its defense in litigation involving such claims, Atmel may license the use of the technologies that are the subject of these claims from such companies and make regular corresponding royalty payments, which may harm its cash position and operating results.

Atmel has in the past been involved in intellectual property infringement lawsuits, which, because of the significant expense associated with the defense of those types of lawsuits, adversely affected its operating results, and it may continue to be subjected to similar suits in the future. In addition to patent infringement lawsuits in which Atmel may be directly involved and named as a defendant, it also may assist its customers, in many cases at its own cost, in defending intellectual property lawsuits involving technologies that are combined with its technologies. The cost of defending against intellectual property lawsuits, responding to subpoenas, preparing its employees to testify, or assisting its customers in defending against such lawsuits, in terms of management time and attention, legal fees and product delays, can be substantial. If such infringement lawsuits are successful, Atmel may be prohibited from using the technologies at issue in the lawsuits, and if it is unable to obtain a license on acceptable terms, license a substitute technology or design new technology to avoid infringement, its business and operating results may be significantly harmed.

Many of Atmel’s new and existing products and technologies are intended to address needs in specialised and emerging markets. Given the aggressive pursuit and defense of intellectual property rights that are typical in the semiconductor industry, Atmel expects to see an increase in intellectual property litigation in many of the key markets that its products and technologies serve. An increase in infringement lawsuits within these markets generally, even if they do not involve Atmel, may divert management’s attention and resources, which may seriously harm its business, results of operations and financial condition.

As is customary in the semiconductor industry, Atmel’s standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgments for intellectual property claims related to the use of its products. From time to time, Atmel will indemnify customers against combinations of loss, expense, or liability related to the sale and the use of its products and services. Even if claims or litigation against Atmel are not valid or successfully asserted, defending these claims could result in significant costs and diversion of the attention of management and other key employees.

If Atmel is unable to protect or assert its intellectual property rights, its business and results of operations may be harmed.

Atmel’s future success will depend, in part, upon its ability to protect and assert its intellectual property rights. Atmel relies on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect its proprietary technologies. Atmel also enters into confidentiality or license agreements with its employees, consultants and business partners, and control access to and distribution of its documentation and other proprietary information. It is possible that competitors or other unauthorised third parties may obtain, copy, use or disclose Atmel’s proprietary technologies and processes, despite its efforts to protect them, which would affect the value of its intellectual rights.

Atmel holds numerous U.S. and foreign patents. It can provide no assurance, however, that these, or any of its future patents, will not be challenged, invalidated or circumvented in ways that detract from their value. Changes in laws may also result in Atmel having less intellectual property protection than it may have experienced historically.

If Atmel’s patents do not adequately protect its technology, competitors may more easily be able to offer products similar to its products. Atmel’s competitors may also be able to design around its patents, which would harm its business, financial position and results of operations.

Significant patent litigation in the mobile-devise sector may adversely affect some of Atmel’s customers. Unfavorable outcomes in such patent litigation could affect Atmel’s customers’ ability to sell their products and, as a result, could ultimately affect their ability to purchase Atmel’s products if their mobile device business declines.

There is significant ongoing patent litigation throughout the world involving many of Atmel’s customers, especially in the mobile-device sector. The outcome of these disputes is uncertain. While Atmel may not have a direct involvement in these matters, an adverse outcome that affects the ability of its customers to ship or sell their products could ultimately have an adverse effect on its business. That could happen if these customers reduce their business exposure in the mobile-device sector, are prevented from selling their products in certain markets, including in the U.S. through import bans imposed by the International Trade Commission, seek to reduce their cost structures to help fund the payment of unanticipated licensing fees, or are required to take other actions that slow or hinder their market penetration.

Atmel’s markets are highly competitive, and if it is not able to compete effectively for reasons that may include technology or product development or inadequate scale, it may suffer loss of market share or other adverse financial consequences.

Atmel operates in markets that are intensely competitive and characterised by rapid technological change, product obsolescence and price decline. Throughout Atmel’s product line, it competes with a number of large semiconductor manufacturers, such as Cypress, Freescale, Fujitsu, Hitachi, Infineon, Intel, Microchip, NXP Semiconductors, ON Semiconductor, Renesas, Samsung, STMicroelectronics, Synaptics, and Texas Instruments. Many of these competitors have substantially greater financial, technical, marketing and management resources than Atmel does. Since the beginning of 2014, Atmel has also seen a significant increase in mergers and acquisitions within the semiconductor industry, including, for example, large acquisitions announced by Cypress, Infineon and NXP Semiconductors. These transactions may increase the scale and resources, financial and otherwise, of Atmel’s competitors and make it more difficult for Atmel to compete. As Atmel introduces new products, it is increasingly competing directly with these companies, and it may not be able to compete effectively. It also competes with emerging companies that are attempting to sell products in specialised markets that its products address. Atmel competes principally on the basis of the technical innovation and performance of its products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last several years, Atmel has experienced significant price competition in several business segments, especially in its nonvolatile memory segment for erasable programmable read only memory (“EPROM”) and serial electrically erasable programmable read only memory (“EEPROM”) products, as well as in its commodity microcontrollers. Competitive pressures in the semiconductor market from existing competitors, new entrants, new technology and cyclical demand, among other factors, can result in declining average selling prices for Atmel’s products, which could cause its revenue and gross margin to decline.

In addition to the factors described above, Atmel’s ability to compete successfully depends on a number of factors, including the following:

•	its success in designing and manufacturing new products that implement new technologies and processes;

•	its ability to offer integrated solutions using its advanced nonvolatile memory process with other technologies;

•	the rate at which customers incorporate its products into their systems;

•	product introductions by its competitors;

•	the number and nature of its competitors in a given market;

•	its ability to minimise production costs by outsourcing its manufacturing, assembly and testing functions;

•	its ability to improve its process technologies and production efficiency; and

•	general market and economic conditions.

Many of these factors are outside of Atmel’s control, and may cause it to be unable to compete successfully in the future, which would materially harm its business.

Atmel must keep pace with technological change to remain competitive.

Atmel’s future success substantially depends on its ability to develop and introduce new products that compete effectively on the basis of price and performance and that address customer requirements. Atmel is continually designing and commercialising new and improved products to maintain its competitive position. These new products typically are more technologically complex than their predecessors and have increased risk of deployment delays and quality and yield issues, among other risks.

The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. Atmel’s development of new products and its customers’ decisions to design them into their systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs, and the successful introduction of its products may be adversely affected by competing products or other technologies serving the markets addressed by its products. Atmel’s qualification process involves multiple cycles of testing and improving a product’s functionality to ensure that its products operate in accordance with design specifications. If Atmel experiences delays in the introduction of new products, its future operating results could be adversely affected.

In addition, new product introductions frequently depend on Atmel’s development and implementation of new process technologies, and its future growth will depend in part upon the successful development and market acceptance of these process technologies. Atmel’s integrated solution products require more technically sophisticated sales and marketing personnel to market these products successfully to customers. Atmel is developing new products with smaller feature sizes and increased functionality, the fabrication of which will be substantially more complex than fabrication of its current products. If Atmel is unable to design, develop, manufacture, market and sell new products successfully, its operating results will be harmed. Atmel’s new product development, process development or marketing and sales efforts may not be successful, its new products may not achieve market acceptance, and price expectations for its new products may not be achieved, any of which could significantly harm its business.

Atmel’s operating results are highly dependent on its international sales and operations, which expose it to various risks.

Atmel’s revenue outside the United States accounted for 85%, 86% and 87% of its net revenue for the years ended 31 December 2014, 2013 and 2012, respectively, 82 % and 86 % of its net revenue for the three months ended 30 June 2015 and 2014, respectively, and 82% and 85% of its net revenue for the six months ended 30 June 2015 and 2014, respectively. Atmel expects that revenue derived from international sales will continue to represent a significant portion of net revenue. International sales and operations are subject to a variety of risks, including:

•	greater difficulty in protecting intellectual property;

•	reduced flexibility and increased cost of effecting staffing adjustments;

•	foreign labor conditions and practices;

•	adverse changes in tax laws;

•	credit and collectability risks on its trade receivables with customers in certain jurisdictions;

•	longer collection cycles;

•	legal and regulatory requirements, including antitrust laws, import and export regulations, trade barriers, tariffs and tax laws, and environmental and privacy regulations and changes to those laws and regulations;

•	negative effects from fluctuations in foreign currency exchange rates;

•	cash repatriation restrictions;

•	impact of natural disasters on local infrastructures, including those of its distributors and end customers; and

•	general economic and political conditions in these foreign markets.

Some of Atmel’s distributors, independent foundries, independent assembly, packaging and test contractors and other business partners also have international operations and are subject to the risks described above. Even if Atmel is able to manage the risks of international operations successfully, its business may be adversely affected if its distributors, independent foundries and contractors, and other business partners are not able to manage these risks successfully.

Atmel may be subject to information technology system failures, network disruptions or other security risks, including cyber-attacks, that could damage its business operations, financial condition or reputation. Managing these risks may also require additional investments and expenditures and increased operating costs.

Atmel relies on its information technology (IT), infrastructure and certain critical information systems for the effective operation of its business, including the reporting of its financial results. These IT systems may be subject to damage or interruption from a number of potential sources, including natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, cyber-attacks, sabotage, vandalism, or similar events or disruptions. In addition, Atmel’s IT infrastructure continues to evolve as it reviews and introduces new systems to share and store data and communicate internally and externally, including “cloud-based” systems and social networking technologies. While Atmel believes that this type of IT evolution can enhance its operational and business efficiencies, it may not be able to adapt its business practices and internal security controls quickly enough to address all of the risks, known and unknown, that these changes create.

Technology companies such as Atmel’s also continue to face increased global security threats. Hackers may develop and deploy viruses, worms, and other malicious software programs that attack Atmel’s products or seek to gain access to its networks and proprietary information. Atmel may be required to allocate significant resources, financial and otherwise, to the oversight of these threats and the implementation of effective countermeasures, which could increase its operating expenses.

Atmel’s inability to use or access its IT systems at critical points in time could unfavorably affect its business. These disruptions, for example, could adversely affect Atmel’s ability to access critical business applications, coordinate product development and testing, ship or distribute products, or timely report its financial results. Breaches of Atmel’s IT system by unauthorised parties could also result in the theft or misuse of its intellectual property, the unauthorised release of customer or employee data, or a violation of privacy or other laws that may lead to significant reputational or other damage to its business.

System integration disruptions could harm Atmel’s business.

Atmel periodically makes enhancements to its integrated financial and supply chain management systems. The enhancement process is complex, time-consuming and expensive. Operational disruptions during the course of such processes or delays in the implementation of such enhancements could adversely affect Atmel’s operations. Atmel’s ability to forecast sales demand, ship products, manage its product inventory and record and report financial and management information on a timely and accurate basis could be impaired while Atmel is making these enhancements.

Atmel’s operations and financial results could be harmed by business interruptions, natural disasters, terrorist acts or other events beyond its control.

Atmel’s operations are vulnerable to interruption by fire, earthquake, floods and other natural disasters, power loss, public health issues, geopolitical uncertainties, telecommunications failures, terrorist acts and other events beyond its control. Atmel’s headquarters, some of its manufacturing facilities, the manufacturing facilities of some of its third-party foundries and some of its major suppliers’ and customers’ facilities are located near major earthquake faults and in potential terrorist target areas. Atmel does not have a comprehensive disaster recovery plan.

In the event of a major earthquake, other natural or manmade disaster or terrorist act, Atmel could experience loss of life of its employees, destruction of facilities or other business interruptions. The operations of its suppliers could also be affected by natural disasters and other disruptions, which could cause shortages and price increases in various essential materials. Atmel uses third-party freight firms for nearly all its shipments from vendors and its manufacturing facilities and for shipments to customers of its final product. Atmel maintains property and business interruption insurance; however, there is no guarantee that such insurance will be available or adequate to protect against all costs associated with such disasters and disruptions.

In recent years, based on insurance market conditions, Atmel has relied to a greater degree on self-insurance. If a major earthquake, other disaster, or a terrorist act affects Atmel and insurance coverage is unavailable for any reason, Atmel may need to spend significant amounts to repair or replace its facilities and equipment, it may suffer a temporary halt in its ability to manufacture and transport products, and it could suffer damages that could materially adversely harm its business, financial condition and results of operations.

Atmel may experience problems with key customers that could harm its business.

Atmel’s ability to maintain close, satisfactory relationships with large customers is important to its business. A reduction, delay, or cancellation of orders from Atmel’s large customers would harm its business. Similarly, the loss of one or more of Atmel’s key customers, reduced orders by any of its key customers, or significant variations in the timing of orders, could adversely affect its business and results of operations.

Atmel is not protected by long-term supply contracts with its customers.

Atmel does not typically enter into long-term supply contracts with its customers, and it cannot be certain as to future order levels from its customers. When Atmel does enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of Atmel’s major customers, it is unlikely that Atmel would be able to replace that revenue source in a timely manner or at all, which would harm its financial results.

Atmel is subject to environmental, health and safety regulations, which could impose unanticipated requirements on its business in the future. Any failure to comply with current or future environmental regulations may subject Atmel to liability or suspension of its manufacturing operations.

Atmel is subject to a variety of federal, state, foreign and local environmental laws and regulations in each of the jurisdictions in which it operates governing, among other things, air emissions, wastewater discharges, the generation, storage, transportation, use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination, and employee health and safety. Atmel could incur significant costs as a result of any failure by it to comply with, or any liability it may incur under, environmental, health, and safety laws and regulations, including the limitation or suspension of production, monetary fines or civil or criminal sanctions, clean-up costs or other future liabilities in excess of its reserves. Atmel is also subject to laws and regulations governing the recycling of its products, the materials that may be included in its products, and its obligation to dispose of its products at the end of their useful lives. For example, the European Directive 2002/95/EC on Restriction of Hazardous Substances (“RoHS Directive”) bans the placing on the European Union market of new electrical and electronic equipment containing more than specified levels of lead and other hazardous compounds. As more countries enact requirements like the RoHS Directive, and as exemptions are phased out, Atmel could incur substantial additional costs to convert the remainder of its portfolio to comply with such requirements, conduct required research and development, alter manufacturing processes, or adjust its supply-chain management. Such changes could also result in significant inventory obsolescence. In addition, compliance with environmental, health and safety requirements could restrict Atmel’s ability to expand its facilities or require it to acquire costly pollution-control equipment, incur other significant expenses or modify its manufacturing processes. Atmel is also subject to, and could become subject to additional, cleanup obligations at properties that it currently owns, leases or operates, at facilities that it may have owned in the past or at which it conducted operations, or at third party waste disposal sites. In the event of the discovery of new or previously unknown contamination, additional requirements with respect to existing contamination, or the imposition of other cleanup obligations at these or other sites for which it is responsible, it may be required to take remedial or other measures that could have a material adverse effect on Atmel’s business, financial condition and results of operations.

The loss of any key personnel on whom Atmel depends may seriously harm its business.

Atmel’s future success depends in large part on the continued service of its key technical and management personnel and on its ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and in the development of new products and processes. The competition for such personnel is intense, and the loss of key employees could harm its business.

Accounting for Atmel’s performance-based restricted stock units is subject to judgments and estimates and may lead to unpredictable share-based expense recognition. The implementation plans under which Atmel’s performance-based restricted stock units are issued may also affect the deductibility of some compensation paid to its executive officers.

Atmel has issued, and may in the future continue to issue, performance-based restricted stock units to eligible employees, entitling those employees to receive restricted stock if they, and Atmel, meet designated performance criteria established by Atmel’s compensation committee. Atmel is required to reassess the probability of vesting at each reporting date under any performance-based incentive plan, and any change in its forecasts may result in an increase or decrease to the expense recognised. As a result and as described in this paragraph, the expense recognition for performance-based restricted stock units could change over time, requiring adjustments to Atmel’s financial statements to reflect changes in its judgment regarding the probability of achieving the performance goals. Atmel recognises the share-based compensation expense in respect of performance-based restricted stock units when it believes it is probable that it will achieve the specified performance criteria. If the performance goals are not achieved, no compensation expense is recognised and any previously recognised compensation expense is reversed. The fair value of each award is recognised over the service period and is reduced for estimated forfeitures. In December 2014, Atmel adopted the Atmel 2015 Long-Term Performance-Based Incentive Plan, which provided for the grant of restricted stock units to eligible employees and the possible vesting of those restricted stock units based on achievement of specified performance criteria. Compensation expense for these performance-based restricted stock units will be determined, and may require adjustments from time to time, based on the exercise of management’s judgment as discussed in this paragraph.

The implementation of Atmel’s performance-based incentive plans may also affect its ability to receive federal income tax deductions for compensation in excess of $1.0 million paid, during any fiscal year, to its named executive officers. To the extent that aspects of performance-based compensation plans such as the ones Atmel has typically adopted are adjusted in the discretion of the compensation committee, the exercise of that discretion, notwithstanding that it is expressly permitted by the terms of a plan, may result in plan compensation awarded to named executive officers not being deductible. Atmel’s compensation committee has retained the discretion to implement its performance-based incentive plans, including its 2015 Plan (as defined in Part V (Operating and Financial Review Relating to Atmel) of this document), notwithstanding any potential loss of deductibility, in the manner that it believes most effectively achieves the objectives of Atmel’s compensation philosophies and the terms of these plans.

Atmel is, and may in the future be, engaged in litigation that is costly, time-consuming to defend or prosecute and, if an adverse decision were to occur, could have a harmful effect on its business, results of operations, financial condition or liquidity depending on the outcome.

Atmel is subject to legal proceedings and claims that arise in the ordinary course of business. Litigation may result in substantial costs and may divert management’s attention and resources, which may seriously harm its business, results of operations, financial condition and liquidity.

Atmel is or recently has been engaged, directly and indirectly through its subsidiaries Atmel Rousset and Atmel B.V., in legal proceedings, in France and in the United States, related to the June 2013 insolvency of LFR, the owner of Atmel’s former manufacturing facility in Rousset, France. Atmel Rousset sold that manufacturing facility, through an arms-length process in June 2010. Nearly 600 former employees of LFR have filed individual labor actions against Atmel Rousset in a court in France (the “Individual Labor Actions”) based on allegations similar to those previously rejected by the Paris Commercial Court. Atmel believes the claims in the Individual Labor Actions are entirely devoid of merit and specious. Nonetheless, if the LFR employees were successful in their attempt to recover substantial damages against Atmel, payment of those damages, if payment were ever required or if any damages award were ever capable of enforcement, could have a material adverse effect on its results of operations, financial condition and liquidity.

Atmel’s foreign pension plans are unfunded, and any requirement to fund these plans in the future could negatively affect its cash position and operating capital.

Atmel sponsors defined benefit pension plans that cover substantially all of its French and German employees. Plan benefits are managed in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The projected benefit obligation, in the aggregate for both France and Germany, totaled $50.8 million at 30 June 2015 and $49.8 million at 31 December 2014 . The plans are unfunded, in compliance with local statutory regulations, and Atmel has no immediate intention of funding these plans. Benefits are paid when amounts become due, commencing when participants retire. Atmel expects to pay approximately $0.5 million in 2015 for benefits earned. Should legislative regulations require complete or partial funding of these plans in the future, it could negatively affect Atmel’s cash position and operating capital.

Disruptions to the availability of raw materials can affect Atmel’s ability to supply products to its customers, which could seriously harm its business.

The manufacture of semiconductor devices requires specialised raw materials, primarily certain types of silicon wafers. Atmel generally utilises more than one source to acquire these wafers, but there are only a limited number of qualified suppliers capable of producing these wafers in the market. In addition, the raw materials, which include specialised chemicals and gases, and the equipment necessary for Atmel’s business, could become more difficult to obtain as worldwide use of semiconductors in product applications increases. Atmel has experienced supply shortages and price increases from time to time in the past, and on occasion its suppliers have told it they need more time than expected to fill its orders. Any significant interruption of the supply of raw materials or increase in cost of raw materials could harm Atmel’s business.

Atmel could face product liability claims that result in significant costs and damage to its reputation with customers, which would negatively affect its operating results.

All of Atmel’s products are sold with a limited warranty. However, it could incur costs not covered by its warranties, including additional labor costs, costs for replacing defective parts, reimbursement to customers for damages incurred in correcting their defective products, costs for product recalls or other damages. These costs could be disproportionately higher than the revenue and profits Atmel receives from the sales of its products.

Atmel’s products have previously experienced, and may in the future experience, manufacturing defects, software or firmware bugs, or other similar quality problems. If any of its products contain defects or bugs, or have reliability, quality or compatibility problems, its reputation may be damaged and customers may be reluctant to buy its products, which could materially and adversely affect its ability to retain existing customers and attract new customers. In addition, any defects, bugs or other quality problems could interrupt or delay sales or shipment of its products to its customers.

Atmel has implemented significant quality control measures to mitigate these risks; however, it is possible that products shipped to its customers will contain defects, bugs or other quality problems. Such problems may divert its technical and other resources from other development efforts. If any of these problems are not found until after Atmel has commenced commercial production of a new product, Atmel may be required to incur significant additional costs or delay shipments, which would negatively affect its business, financial condition and results of operations.

Changes in Atmel’s income tax positions or adverse outcomes resulting from ongoing or future tax audits, in the U.S. or foreign jurisdictions, could adversely affect Atmel’s results of operations and financial condition.

Income tax provisions are subject to significant judgment and estimates and may require material modification as new information is obtained regarding Atmel’s tax positions, as its business performance changes, or as tax laws, regulations, treaties and interpretations in the U.S. or other jurisdictions change. Atmel’s provision for income taxes is subject to volatility and could be adversely affected by many factors including: earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates; changes in the valuation of its deferred tax assets and liabilities; expiration of or lapses in research and development tax credits or similar laws; expiration of or lapses in tax incentives; transfer pricing adjustments, including the effect of intercompany acquisitions under cost sharing arrangements; the legal structure of its foreign subsidiaries and changes to that structure; tax effects of nondeductible compensation; tax costs related to intercompany realignments; changes in accounting principles; or changes in tax laws and regulations, treaties, or interpretations, including possible changes to the taxation of earnings, or the deductibility of expenses (including expenses attributable to foreign income), of its foreign subsidiaries or foreign tax credit rules. If any of these circumstances were to arise, the initial judgments or estimates it uses to prepare its financial statements may require adjustment, which could, if material, negatively affect its results of operations and financial condition. For example, the Organisation for Economic Co-operation and Development, an international association of 34 countries including the United States, is contemplating changes to numerous long-standing tax principles. These contemplated changes, if finalised and adopted by countries in which Atmel operates, will increase tax uncertainty and may adversely affect its provision for income taxes.

Atmel is also subject to continued examination of its income tax returns by the IRS and other foreign and domestic tax authorities and typically has a number of open audits under way at any time. Atmel regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. While Atmel believes that the resolution of these audits will not have a material adverse effect on its results of operations, the outcome is subject to significant uncertainties. If Atmel is unable to obtain agreements with the tax authority on the various proposed adjustments, there could be a material adverse effect on its results of operations, cash flows and financial position.

From time to time Atmel receives grants from governments, agencies and research organisations. If Atmel is unable to comply with the terms of those grants, it may not be able to receive or recognise grant benefits or it may be required to repay grant benefits previously paid to it and recognise related charges, which would adversely affect its operating results and financial position.

From time to time, Atmel receives economic incentive grants and allowances from European governments, agencies and research organisations targeted at increasing employment at specific locations. The subsidy grant agreements typically contain economic incentive, headcount, capital and research and development expenditure and other covenants that must be met to receive and retain grant benefits and these programs can be subjected to periodic review by the relevant governments. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date.

PART III

SUMMARY OF THE MERGER AGREEMENT

This section summarises material provisions of the Merger Agreement entered into by Dialog, Merger Sub, and Atmel, a complete copy of which is available for inspection at the addresses set out in paragraph 11 of Part VIII (Additional Information). This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, and the rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this document.

The Merger Agreement is described in this document only to provide you with information regarding its terms and conditions and is not intended to provide any factual information about Dialog, Atmel or their respective businesses. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, such representations, warranties and covenants: (i) have been made only for purposes of the Merger Agreement; (ii) have been qualified by certain disclosures made by the parties to one another not reflected in the text of the Merger Agreement; (iii) may be subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by you; (iv) were made only as of 19 September 2015 or other specific dates; and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the summary of the Merger Agreement is included in this document only to provide you with information regarding the terms of the Transaction and not to provide you with any other factual information regarding Dialog, Atmel or their respective businesses. You should not rely on the representations, warranties and covenants or any descriptions thereof as characterisations of the actual state of facts or condition of Dialog, Atmel or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after 19 September 2015, which subsequent information may or may not be fully reflected in Dialog’s or Atmel’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Dialog and Atmel that is or will be contained in, or incorporated by reference into, the annual reports, quarterly reports, current reports, proxy statements and other reports and documents of Dialog and Atmel that are publicly available or filed with the SEC.

1.	TRANSACTION CONSIDERATION

Each of the Dialog Board and Atmel Board has unanimously approved the Merger Agreement, which provides for the merger of Merger Sub with and into Atmel. Upon completion of the Transaction, Atmel will be the surviving corporation and will become a wholly-owned subsidiary of Dialog. Each Atmel Share that is issued and outstanding immediately prior to completion of the Transaction (except for Atmel Shares held by Dialog, Atmel and their respective subsidiaries and except for dissenting shares) will be converted into the right to receive (i) 0.112 Dialog ADS, with each whole Dialog ADS representing one Dialog Share, (ii) $4.65 in cash, without interest, and (iii) cash in lieu of fractional Dialog ADS entitlements as contemplated in the Merger Agreement and described below (the “Transaction Consideration”). If, prior to the completion of the Transaction, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of Atmel or Dialog shall occur as a result of any merger, business combination, reclassification, recapitalisation, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, then an equitable adjustment will be made to the Transaction Consideration, the number of Dialog ADSs into which each Atmel Share will be converted, and any other similarly dependent items, to provide the holders of Atmel Shares (or such rights that are convertible into Atmel Shares) the same economic effect as contemplated by the Merger Agreement prior to such event.

Dialog will not issue any fractional Dialog ADSs in the Transaction. Instead, Atmel Shareholders will receive cash, without interest, for any fractional entitlements to a Dialog ADS that they might otherwise receive in the Transaction. The amount of the cash payment to each such Atmel Shareholder will, at the election of Dialog, either (a) represent a proportionate interest in the net proceeds from the sale on either The NASDAQ Stock Market or the New York Stock Exchange, as applicable, of the aggregate of the fractional Dialog ADS entitlements that would otherwise have been issued as Transaction Consideration or (b) be paid by Dialog based on the closing price of a Dialog ADS on either The NASDAQ Stock Market or the New York Stock Exchange, as applicable, on the first Business Day following the Effective Time.

At the Effective Time, Atmel’s restated certificate of incorporation will be amended and restated in the form proscribed in the Merger Agreement, and will be the certificate of incorporation of the surviving corporation from and after the Effective Time.

2.	TREATMENT OF ATMEL STOCK OPTIONS AND OTHER EQUITY-BASED AWARDS

The Merger Agreement provides that each option to acquire Atmel Shares (an “Atmel Option”), whether vested or unvested, outstanding immediately prior to the Effective Time and granted under the Atmel Corporation 2005 Stock Plan, the Newport Media, Inc. 2005 Stock Incentive Plan and RSU Sub-Plan or the Ozmo, Inc. 2005 Equity Incentive Plan (together, the “Atmel Stock Plans”) will, contingent on the occurrence of the Effective Time, accelerate and become vested and exercisable in full as of immediately prior to the Effective Time. To the extent not exercised through the day immediately preceding the Effective Time, each Atmel Option will be automatically “net-exercised” immediately prior to the Effective Time, with the exercise price and applicable withholding taxes paid by the withholding of Atmel Shares otherwise issuable to such holder upon the exercise of the Atmel Option. Upon such exercise, the former holder of the Atmel Option will be issued the net number of Atmel Shares resulting from the “net exercise”, and such stockholder will thereafter be entitled to receive the Transaction Consideration in respect of these Atmel Shares.

The Merger Agreement further provides that each unvested restricted stock unit, deferred stock unit, performance-based restricted stock unit or similar right with respect to Atmel Shares held by an individual who will continue in service at the Effective Time outstanding immediately prior to the Effective Time, whether or not granted under the Atmel Stock Plans (an “Atmel Unit”), including each “performance share award” denominated in Atmel Units, will be assumed by Dialog (such Atmel Unit, an “Assumed Unit”) and converted into the right to receive, if as and when the Assumed Unit would otherwise have vested (taking into account any acceleration of vesting), a number of Dialog ADSs (rounded down to the nearest whole ADS) based on a customary exchange ratio intended to preserve the value of the Transaction Consideration payable to the Atmel Shares underlying each Assumed Unit. Any Atmel Unit that is vested at the Effective Time (taking into account any acceleration of vesting), but as to which the underlying Atmel Share has not been issued by the Effective Time, will be issued as of immediately prior to the Effective Time and will be treated as outstanding Atmel Shares, and shall receive the Transaction Consideration, subject to applicable tax withholding.

To the extent that Dialog determines that the assumption and conversion of an Atmel Unit as described above would violate, in respect of the holder thereof, the applicable laws of certain non-U.S. jurisdictions, Dialog may treat such Atmel Unit in a manner other than as described above, so long as the holder of such Atmel Unit receives the value of the Transaction Consideration (less applicable tax withholdings) in cash not later than the vesting date originally applicable to such Atmel Unit.

The Merger Agreement provides that the Atmel Corporation 2010 Employee Stock Purchase Plan (the “Atmel ESPP”) will terminate immediately prior to the Effective Time, and any offering period in progress at the Closing Date will be shortened so that the last day of the offering period is the 10th business day prior to the Closing Date. All purchases made on the last day of such shortened offering period will be contingent upon the occurrence of the Effective Time, and the Atmel Shares acquired pursuant to such purchases shall receive the Transaction Consideration. No new offering period may begin after the 10th business day prior to the Closing Date.

3.	COMPLETION OF THE TRANSACTION AND EFFECTIVE TIME

The parties are obligated to effect the Transaction only if all of the conditions to completion of the Transaction under the Merger Agreement are either satisfied or waived at or prior to the Effective Time.

The Transaction will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware on the Closing Date, or at such subsequent date or time as Atmel, Dialog and Merger Sub agree and specify in the certificate of merger.

In the Merger Agreement, Dialog and Atmel have agreed that the Closing Date shall be no later than the second Business Day following the satisfaction or waiver of the last of the conditions to completion of the Transaction (other than those conditions that by their nature are to be satisfied at completion of the Transaction, but subject to the satisfaction or waiver of those conditions), or at such other date and time as Atmel and Dialog agree in writing; provided, however, that the Closing Date shall not occur on or prior to the 15th calendar day period immediately following the date on which the SEC has declared the effectiveness of the Form F-4, provided that (i) such period shall exclude the days from 26 November 2015 to 29 November 2015 and (ii) the entirety of such period must end prior to 18 December 2015 or commence after 4 January 2016 (the “Marketing Period”), in which case the Closing Date shall occur on the first Business Day immediately following the final day of the Marketing Period (subject in each case to the satisfaction or waiver of all of the conditions set forth in Article VI of the Merger Agreement for the completion of the Transaction as of the date that would have been the Closing Date if not for this proviso and provided that in no event will the extension of the Closing Date pursuant to this proviso be deemed to create any condition to completion of the Transaction in addition to those set forth in Article VI of the Merger Agreement). However, Dialog may shorten the Marketing Period by delivering written notice to Atmel specifying an earlier Closing Date during the Marketing Period (the “Dialog Specified Closing Date”), provided that notice of the Dialog Specified Closing Date is delivered to Atmel at least two Business Days prior to the Dialog Specified Closing Date.

It is currently anticipated that the Effective Time will occur during the first quarter of 2016.

4.	CONVERSION OF SHARES

The conversion of each Atmel Share into the right to receive the Transaction Consideration will occur automatically at the Effective Time. Prior to the Effective Time, Dialog will engage an exchange agent reasonably acceptable to Atmel to distribute the Transaction Consideration and to perform other duties as outlined in the Merger Agreement.

5.	LETTER OF TRANSMITTAL

Promptly, and in any event within 10 Business Days, after the Effective Time, the Exchange Agent will send a transmittal letter to each record holder of an Atmel Share, whether in certificate or book-entry form, whose Atmel Shares were converted into the right to receive the Transaction Consideration at the Effective Time. This mailing will contain instructions on how to surrender the Atmel Shares, whether in certificate or book-entry form, in exchange for the Transaction Consideration.

6.	APPRAISAL RIGHTS

Atmel Shares held by a record holder or beneficial owner who does not vote in favour of adoption of the Merger Agreement or consent in writing to adoption of the Merger Agreement and who is statutorily entitled to exercise appraisal rights and who duly complies with all provisions of section 262 of the DGCL concerning the right of holders of Atmel Shares to dissent from the Transaction and seek appraisal of their Atmel Shares will not be converted into a right to receive the Transaction Consideration, but instead will be entitled to only such rights as are granted by Section 262 of the DGCL.

7.	WITHHOLDING

Dialog, the Combined Company or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable under the Merger Agreement the amounts they are required to deduct and withhold under any applicable tax law. If Dialog, the Combined Company or the Exchange Agent withholds and timely remits any amounts to the appropriate taxing authority, these amounts will be treated for all purposes of the Merger Agreement as having been paid to the persons from whom they were withheld.

8.	DIVIDENDS AND DISTRIBUTIONS

The Merger Agreement provides that Atmel may not pay dividends or other distributions to its stockholders, other than the cash dividend of $0.04 per Atmel Share declared by the Atmel Board on 27 July 2015. Atmel paid such cash dividend on 24 September 2015 to Atmel Shareholders of record on 14 September 2015.

The Merger Agreement provides that Dialog may not pay dividends or other distributions to its shareholders. Dialog does not pay regular dividends or other distributions.

9.	REPRESENTATIONS AND WARRANTIES OF DIALOG, MERGER SUB AND ATMEL

The Merger Agreement contains representations and warranties made by Dialog, Merger Sub and Atmel to, and solely for the benefit of, each other. Investors should not rely on the representations and warranties in the Merger Agreement as characterisations of the actual state of facts about Dialog or Atmel and should instead read the information provided elsewhere in this document for information regarding Dialog and Atmel and their respective businesses.

The Merger Agreement contains customary representations and warranties made by Dialog, Merger Sub and Atmel relating to their respective businesses regarding, among other things:

•	corporate matters, including organisation and power to conduct its business, good standing and qualifications, corporate authorisations, approvals, fairness opinions, organisational documents and subsidiaries;

•	capital structure;

•	authority relative to execution, delivery and performance of the Merger Agreement and the absence of contraventions or conflicts with organisational documents as a result of the Transaction;

•	required governmental authorisations;

•	the filings of reports with governmental entities;

•	financial statements, internal controls and accounting;

•	liabilities;

•	the absence of certain changes, including those giving rise to a material adverse effect;

•	necessary permits and compliance with applicable laws;

•	legal proceedings;

•	employee benefit plans;

•	environmental matters;

•	taxes;

•	labour matters;

•	intellectual property;

•	insurance;

•	properties, including real property;

•	material contracts;

•	customers and suppliers;

•	information supplied for inclusion or incorporation by reference in this document and other similar documents;

•	investment banker, broker or finder fees payable in connection with the Transaction;

•	the Financing (with respect to Dialog and Merger Sub);

•	interested stockholder; and

•	voting requirements.

The representations and warranties in the Merger Agreement do not survive the Effective Time.

Dialog’s and Merger Sub’s representations and warranties are qualified by the information included in (a) Dialog’s confidential disclosure schedule delivered to Atmel on 19 September 2015 and (b) Dialog’s reports, announcements, notifications, schedules, forms, statements, prospectuses, registration statements, and other documents required to be filed or furnished by it under applicable law to BaFin, the Frankfurt Stock Exchange, the FCA and any RIS on or after 1 January 2014 and prior to 19 September 2015 that were filed prior to 19 September 2015, excluding the information under the headings “Risk Factors” or any similar section or any disclosures therein that are predictive, cautionary or forward-looking in nature, in each case, other than any specific factual information contained therein.

Atmel’s representations and warranties are qualified by the information included in (a) Atmel’s confidential disclosure schedule delivered to Dialog on 19 September 2015 and (b) Atmel’s reports, schedules, statements, prospectuses, registration statements and other documents required to be filed or furnished to the SEC on or after 1 January 2014 and prior to 19 September 2015 that were filed with the SEC prior to 19 September 2015, excluding the information under the headings “Forward-Looking Statements,” “Safe Harbor Statement,” “Risk Factors” or any similar section or any disclosures therein that are predictive, cautionary or forward-looking in nature, in each case, other than any specific factual information contained therein.

10.	RESTRICTIONS ON ATMEL’S BUSINESS PENDING COMPLETION OF THE TRANSACTION

Under the Merger Agreement, Atmel has agreed, subject to certain exceptions set forth in the Merger Agreement, on behalf of itself and its subsidiaries that it will conduct its business in the ordinary course of business consistent in all material respects with past practice and use commercially reasonable efforts to preserve intact its current business organisation, maintain its existing relationships with its customers and suppliers and keep available the services of its present executive officers and key employees.

In particular, Atmel has agreed on behalf of itself and its subsidiaries to certain restrictions on its and their ability to, among other things:

•	amend its organisational documents;

•	authorise or pay any dividends and distributions on its capital stock, other than the cash dividend of $0.04 per Atmel Share paid on 24 September 2015 and dividends by a direct or indirect wholly owned subsidiary of Atmel to its parent;

•	redeem, purchase or otherwise acquire its capital stock except in respect of any purchase price or tax withholding in connection with the exercise or settlement of any stock option or unit;

•	issue, sell, pledge, dispose of, encumber, split, combine or reclassify any capital stock other than pursuant to certain exceptions such as (i) transactions among Atmel and its direct or indirect wholly owned subsidiaries; (ii) issuances in respect of outstanding stock options or units; (iii) issuances of stock options and units to employees other than executive officers in the ordinary course of business; (iv) grants of purchase rights or issuances in respect of previously granted purchase rights under the Atmel ESPP; or (v) grants of Atmel Shares in lieu of director’s fees;

•	materially increase the compensation and benefits of any of its directors, executive officers, employees, consultants, independent contractors or service providers or grant, enter into, amend, adopt or commit itself to any new compensation or benefit plan, program, policy or contract, except in the ordinary course of business;

•	make loans to its directors or executive officers or make any change in its existing borrowing or lending arrangements with respect to such persons;

•	incur or prepay indebtedness on behalf of itself or any other person, subject to certain exceptions, including letters of credit in the ordinary course of business and the prepayment of Retired Company Indebtedness (as defined below);

•	change its material accounting methods, principles or practices other than as required by GAAP or with respect to a subsidiary any other accounting standard used by such subsidiary;

•	make changes with respect to any material income tax election, income tax return, income tax liability or tax accounting methods;

•	make acquisitions other than the purchase of supplies, equipment and products in the ordinary course of business, including any acquisition that could constitute an acquisition of a “significant subsidiary” or would otherwise require certain amendments of the Form F-4;

•	enter into, terminate or amend certain material contracts other than in the ordinary course of business consistent in all material respects with past practice;

•	make or authorise capital expenditures other than in accordance with Atmel’s existing 2015 capital budget or in an amount less than $10 million per fiscal quarter or $25 million in the aggregate;

•	sell, transfer, mortgage, encumber or otherwise dispose of any tangible assets, tangible properties or businesses, other than in the ordinary course of business consistent in all material respects with past practice;

•	take certain actions with respect to its intellectual property, other than in the ordinary course of business consistent in all material respects with past practice;

•	adopt any other plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalisation or other reorganisation;

•	settle litigation or other proceedings, other than insignificant ordinary course non-monetary relief or lump sum payments in an amount not to exceed $5 million in the aggregate, or commence any material litigation or other proceedings; or

•	enter into a contract to do any of the foregoing.

These restrictions, which are subject to various exceptions and qualifications agreed by Dialog and Atmel, are described in more detail in the Merger Agreement. In addition, some of the restrictions on Atmel’s business are qualified by confidential disclosures made by Atmel to Dialog.

11.	RESTRICTIONS ON DIALOG’S BUSINESS PENDING COMPLETION OF THE TRANSACTION

Under the Merger Agreement, Dialog has agreed, subject to certain exceptions set forth in the Merger Agreement, on behalf of itself and its subsidiaries that it will conduct its business in the ordinary course of business consistent in all material respects with past practice and use commercially reasonable efforts to preserve intact its current business organisation, maintain its existing relationships with its customers and suppliers and keep available the services of its present executive officers and key employees.

In particular, Dialog has agreed on behalf of itself and its subsidiaries to certain restrictions on its and their ability to, among other things:

•	amend Dialog’s organisational documents, other than to implement the transactions contemplated by the Merger Agreement;

•	authorise or pay any dividends and distributions on its capital stock, other than dividends by a direct or indirect wholly owned subsidiary of Dialog to its parent;

•	redeem, purchase or otherwise acquire its capital stock except in respect of any purchase price or tax withholding in connection with the exercise or settlement of any stock option or unit;

•	issue, sell, pledge, dispose of, encumber, split, combine or reclassify any capital stock other than pursuant to certain exceptions such as (i) transactions among Dialog and its direct or indirect wholly owned subsidiaries; (ii) issuances in respect of outstanding stock options, units or other equity-based awards; (iii) issuances of stock options, units or other equity-based awards in the ordinary course of business; (iv) grants of Dialog Shares in lieu of director’s fees; or (v) for security purposes in connection with the Financing;

•	incur or prepay indebtedness on behalf of itself or any other person, subject to certain exceptions, including letters of credit and factoring arrangements in the ordinary course of business, the Financing or indebtedness in an amount not to exceed $100 million in aggregate principal amount;

•	make acquisitions, other than acquisitions for consideration not to exceed $100 million in the aggregate and that would not reasonably be expected to impose any material delay in obtaining applicable regulatory approvals, delay, impede or prevent the timely funding of the Financing or otherwise materially delay or prevent the completion of the Transaction;

•	sell, transfer, mortgage, encumber or otherwise dispose of any tangible assets, tangible properties or businesses, other than in the ordinary course of business consistent in all material respects with past practice, for security purposes in connection with the Financing or such other dispositions having an aggregate fair market value not to exceed $75 million;

•	adopt any other plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalisation or other reorganisation; or

•	enter into a contract to do any of the foregoing.

These restrictions, which are subject to various exceptions and qualifications agreed by Dialog and Atmel, are described in more detail in the Merger Agreement. In addition, some of the restrictions on Dialog’s business are qualified by confidential disclosures made by Dialog to Atmel.

12.	ATMEL’S AGREEMENT NOT TO SOLICIT OTHER OFFERS

Atmel has agreed that it will not, directly or indirectly:

•	initiate, solicit or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, an Atmel Acquisition Proposal, as described below;

•	engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person with respect to, or provide any non-public information or data concerning Atmel or its subsidiaries to any person relating to, any proposal or offer that constitutes, or would reasonably be expected to result in, an Atmel Acquisition Proposal;

•	enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle or any other agreement (other than a confidentiality agreement having terms that the Atmel Board determines in good faith are not materially less favourable in the aggregate to Atmel than those contained in its confidentiality agreement with Dialog) relating to an Atmel Acquisition Proposal; or

•	authorise, adopt, approve or recommend or publicly propose to authorise, adopt, approve or recommend to the Atmel Shareholders, or submit to the Atmel Shareholders for a vote at any stockholder meeting, any Atmel Acquisition Proposal.

In addition, Atmel has agreed that the Atmel Board will not:

•	change, withhold, withdraw, qualify or modify, in a manner adverse to Dialog (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Atmel Board Recommendation (as defined below);

•	fail to include in the Proxy Statement/Prospectus (i) the determination of the Atmel Board that the Merger Agreement, the Transaction and the other transactions contemplated by the Merger Agreement are advisable and are fair to and in the best interests of Atmel and the Atmel Shareholders, (ii) the approval of the Atmel Board of the Merger Agreement, the Transaction and the other transactions contemplated by the Merger Agreement and (iii) the recommendation of the Atmel Board to the Atmel Shareholders that the Atmel Shareholders adopt the Merger Agreement (the foregoing clauses (i) through (iii) collectively, the “Atmel Board Recommendation”);

•	publicly approve or recommend, or publicly propose to approve or recommend to the Atmel Shareholders, an Atmel Acquisition Proposal;

•	fail to recommend against acceptance of any tender offer or exchange offer that constitutes an Atmel Acquisition Proposal by the Atmel Shareholders or against another Atmel Acquisition Proposal that is otherwise publicly announced within 10 Business Days after commencement or announcement thereof (the foregoing four bullets collectively, an “Atmel Change of Recommendation”); or

•	authorise, adopt, approve or publicly propose to authorise, adopt or approve or recommend, or enter into, any agreement constituting or relating to an Atmel Acquisition Proposal or requiring Atmel to abandon, terminate, or fail to complete the Transaction or any other transaction contemplated by the Merger Agreement.

Atmel has agreed to (i) cease any discussions or negotiations with any person with respect to any Atmel Acquisition Proposal, (ii) promptly notify Dialog after knowledge of receipt of any Atmel Acquisition Proposal or any request for information from, or any negotiations sought to be initiated or resumed with respect to an Atmel Acquisition Proposal and (iii) keep Dialog reasonably informed on a prompt basis of any material developments regarding any Atmel Acquisition Proposal (the foregoing clauses (ii) and (iii) collectively, the “Atmel Notices”). Atmel further agreed that any willful or intentional breach in any material respect of its obligations described in the first four bullets of this paragraph 12 would give Dialog the ability to terminate the Merger Agreement at any time prior to the Effective Time.

However, until receipt of the Atmel Shareholder Approval, if Atmel receives a bona fide Atmel Acquisition Proposal from any person that did not result from a material breach of its obligations described in the first four bullets of this paragraph 12, Atmel may:

•	provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, Atmel and its subsidiaries to such person if Atmel receives from such person (or has received from such person) an executed confidentiality agreement having terms that the Atmel Board determines in good faith are not materially less favourable in the aggregate to Atmel than those contained in its confidentiality agreement with Dialog, provided that Atmel will promptly make available to Dialog any non-public information concerning Atmel or its subsidiaries that is provided to any person given such access that was not previously made available to Dialog; and

•	engage in, enter into, continue or otherwise participate in any discussions or negotiations with such person with respect to such Atmel Acquisition Proposal,

as long as (A) Atmel has not materially breached its obligations described in the first four bullets of this paragraph 12 with respect to such Atmel Acquisition Proposal and (B) prior to taking any action described above, the Atmel Board determines in good faith that (1) such Atmel Acquisition Proposal either constitutes an Atmel Superior Proposal (as described below) or would reasonably be expected to result in an Atmel Superior Proposal and (2) the failure to participate in such discussions or negotiations or furnish such information would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law (the limitations in this paragraph collectively, the “Atmel Information Requirements”).

In addition, the Atmel Board may make an Atmel Change of Recommendation (so long as Atmel has provided prior written notice to Dialog of its or the Atmel Board’s intention to make an Atmel Change of Recommendation at least four Business Days in advance of taking such action) as follows:

•	other than in relation to an Atmel Acquisition Proposal, if the Atmel Board determines in good faith (after consultation with its outside legal counsel) that, as a result of an event, development or change in circumstances that occurs or arises after the execution and delivery of the Merger Agreement (other than an Atmel Acquisition Proposal) that was not known (or the consequences of which were not known) to the Atmel Board prior to the execution and delivery of the Merger Agreement, the failure to make an Atmel Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, and the Atmel Board has considered in good faith any changes to the Merger Agreement or other arrangements that may be offered in writing by, and would be legally binding upon, Dialog and shall have determined in good faith, after consultation with outside counsel, that it would continue to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law not to make an Atmel Change of Recommendation, even if such changes were given effect; and

•	if Atmel receives an Atmel Acquisition Proposal and the Atmel Board determines in good faith (after consultation with outside counsel and its financial advisors) that the Atmel Acquisition Proposal constitutes an Atmel Superior Proposal and that the failure to make an Atmel Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, but only if Atmel has not materially breached its obligations described in the first four bullets of this paragraph 12 relating to the Atmel Notices and relating to the Atmel Information Requirements with respect to such Atmel Acquisition Proposal and terminates the Merger Agreement concurrently with entering into any agreement relating to an Atmel Acquisition Proposal and pays a termination fee (as described below), and the Atmel Board has considered in good faith any changes to the Merger Agreement or other arrangements that may be offered in writing by, and would be legally binding upon, Dialog and shall have determined in good faith, after consultation with outside counsel and its financial advisors, that the Atmel Acquisition Proposal received by Atmel continues to constitute an Atmel Superior Proposal, even if such changes were given effect.

The Merger Agreement provides that the term “Atmel Acquisition Proposal” means any proposal or offer from any person or group (other than Dialog, Merger Sub or their affiliates) relating to any single transaction or series of related transactions involving: (a) any direct or indirect sale, acquisition, purchase, exchange, transfer, license or lease of (1) assets (including capital stock of Atmel’s subsidiaries) of Atmel and its subsidiaries that generate or constitute 15% or more of the net revenues, net income or assets of Atmel and its subsidiaries, taken as a whole, or (2) Atmel Shares or other equity securities of Atmel which together with any other Atmel Shares or other equity securities of Atmel beneficially owned by such person or group, would equal 15% or more of aggregate equity interests or voting power of Atmel, (b) any tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, 15% or more of the aggregate equity interests or voting power of Atmel, (c) any merger, consolidation, business combination, binding share exchange or similar transaction involving Atmel or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets of Atmel and its subsidiaries, taken as a whole, pursuant to which the stockholders of Atmel or such subsidiary or subsidiaries, as applicable, immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction, (d) any liquidation, dissolution, recapitalisation or other significant corporate reorganisation of Atmel or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets of Atmel and its subsidiaries, taken as a whole or (e) any combination of the foregoing.

The Merger Agreement provides that the term “Atmel Superior Proposal” means a bona fide, unsolicited written Atmel Acquisition Proposal (except the references to “15%” in the definition thereof shall be replaced by “50% or more”) by a third party unaffiliated with Atmel that the Atmel Board determines in good faith by a majority vote (after receiving the advice of a financial advisor and outside legal counsel and taking into account all legal, financial, regulatory, timing, break-up fees, expense reimbursement provisions, conditions to consummation, certainty and other aspects of such proposal as the Atmel Board determines to appropriate and any other relevant factors permitted or required to be taken into account by applicable law, including taking into account any counterproposal by Dialog to amend the terms of the Merger Agreement) that such proposed Atmel Acquisition Proposal (i) is reasonably capable of being timely consummated on the terms proposed and (ii) would, if consummated in accordance with its terms, result in a transaction that is more favourable from a financial point of view to the Atmel Shareholders than the Transaction and any other transactions contemplated under the Merger Agreement (including with respect to any counterproposal by Dialog to amend the terms of the Merger Agreement).

In addition, Atmel has the ability to terminate the Merger Agreement in certain other circumstances, as described below.

13.	DIALOG’S AGREEMENT NOT TO SOLICIT OTHER OFFERS

Dialog has agreed that it will not, directly or indirectly:

•	initiate, solicit or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Dialog Acquisition Proposal, as described below;

•	engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person with respect to, or provide any non-public information or data concerning Dialog or its subsidiaries to any person relating to, any proposal or offer that constitutes, or would reasonably be expected to result in, a Dialog Acquisition Proposal;

•	enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle or any other agreement (other than a confidentiality agreement on terms the Dialog Board determines in good faith are not materially less favourable in the aggregate to Dialog than those contained in its confidentiality agreement with Atmel) relating to a Dialog Acquisition Proposal; or

•	authorise, adopt, approve or recommend or publicly propose to authorise, adopt, approve or recommend to the Dialog Shareholders, or submit to the Dialog Shareholders for a vote at any shareholder meeting, any Dialog Acquisition Proposal.

In addition, Dialog has agreed that the Dialog Board will not:

•	change, withhold, withdraw, qualify or modify, in a manner adverse to Atmel (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Dialog Board Recommendation (as defined below);

•	fail to include in this document the recommendation of the Dialog Board to the Dialog Shareholders that the Dialog Shareholders approve the transactions contemplated by the Merger Agreement, including the issue and allotment of Dialog Shares underlying the Transaction (the “Dialog Board Recommendation”);

•	publicly approve or recommend, or publicly propose to approve or recommend to the Dialog Shareholders, a Dialog Acquisition Proposal;

•	fail to recommend against acceptance of a Dialog Acquisition Proposal within 10 Business Days after commencement or announcement thereof (the foregoing four bullets collectively, a “Dialog Change of Recommendation”); or

•	authorise, adopt, approve or publicly propose to authorise, adopt or approve or enter into, any agreement constituting or relating to a Dialog Acquisition Proposal or requiring Dialog to abandon, terminate, or fail to complete the Transaction or any other transaction contemplated by the Merger Agreement.

Dialog has agreed to (i) cease any discussions or negotiations with any person with respect to any Dialog Acquisition Proposal, (ii) promptly notify Atmel after knowledge of receipt of any Dialog Acquisition Proposal or any request for information from, or any negotiations sought to be initiated or resumed with respect to a Dialog Acquisition Proposal and (iii) keep Atmel reasonably informed on a prompt basis of any material developments regarding any Dialog Acquisition Proposal (the foregoing clauses (ii) and (iii) collectively, the “Dialog Notices”). Dialog further agreed that any willful or intentional breach in any material respect of its obligations described in the first four bullets of this paragraph 13 would give Atmel the ability to terminate the Merger Agreement at any time prior to the Effective Time.

However, until receipt of the Dialog Shareholder Approval, the Dialog Board may make a Dialog Change of Recommendation if the Dialog Board determines in good faith (after consultation with its outside legal counsel) that the failure to make a Dialog Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable laws, if:

•	Dialog has not materially breached its obligations described in the first four bullets of this paragraph 13 and relating to the Dialog Notices with respect to the facts or circumstances underlying such Dialog Change of Recommendation and Dialog has provided prior written notice to Atmel of the Dialog Board’s intention to make a Dialog Change of Recommendation at least four Business Days in advance of taking such action; and

•	the Dialog Board has considered in good faith any changes to the Merger Agreement or other arrangements that may be offered in writing by, and would be legally binding upon, Atmel and shall have determined in good faith, after consultation with outside counsel, that it would continue to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law not to make a Dialog Change of Recommendation, even if such changes were given effect.

In addition, Dialog’s obligations to not solicit offers shall not require Dialog to take any action, or prevent Dialog from taking any action, which the UK Takeover Panel determines is inconsistent with or in breach of the Takeover Code or which would prevent Dialog from complying with its obligations under the Takeover Code; provided that Dialog shall notify Atmel not less than four Business Days before taking any such action, consult in good faith with Atmel and give Atmel the reasonable opportunity to make submissions to the UK Takeover Panel before such panel makes its ruling.

The Merger Agreement provides that the term “Dialog Acquisition Proposal” means any proposal or offer from any person or group and including persons acting in concert (other than in any such case Atmel or any affiliate) relating to any single transaction or series of related transactions involving: (a) any direct or indirect sale, acquisition, purchase, exchange, transfer, license or lease of (1) assets (including capital stock of Dialog’s subsidiaries) of Dialog and its subsidiaries that generate or constitute 15% or more of the net revenues, net income or assets of Dialog and its subsidiaries, taken as a whole, or (2) Dialog Shares or other equity securities of Dialog or any interest in such securities which together with any other Dialog Shares or other equity securities (or such interests therein) of Dialog beneficially owned by such person or group, would equal 15% or more of aggregate equity securities or carry or are referenced to equity securities carrying 15% or more of the voting power of Dialog, (b) any offer, tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, 15% or more of the aggregate equity securities or voting power of Dialog or interests in securities carrying 15% or more of the aggregate voting power of Dialog, (c) any offer, merger, consolidation, business combination, binding share exchange or similar transaction involving Dialog or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets of Dialog and its subsidiaries, taken as a whole, pursuant to which the Dialog Shareholders or such subsidiary or subsidiaries, as applicable, immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction, (d) any liquidation, dissolution, recapitalisation or other significant corporate reorganisation of Dialog or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets of Dialog and its subsidiaries, taken as a whole or (e) any combination of the foregoing. For these purposes “interests in securities” has the meaning given to such term in the Takeover Code and an “offer” includes where applicable and without limitation an “offer” as defined in the Takeover Code.

In addition, Dialog has the ability to terminate the Merger Agreement in certain circumstances, as described below.

14.	DIALOG GENERAL MEETING

In order to effect the Transaction, Dialog must obtain the affirmative vote in favour of the granting of authority to the Dialog Board to issue and allot the Dialog Shares underlying the Dialog ADSs in the Transaction by holders of a majority of the outstanding shares of Dialog Shares entitled to vote at the Dialog General Meeting and present and voting thereat.

Dialog has agreed to hold a meeting of its shareholders in order to obtain this approval. Under the Merger Agreement, Dialog must use its reasonable best efforts to cause the Dialog Meeting to occur within 60 days of 19 September 2015.

15.	PREPARATION OF THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS; ATMEL SHAREHOLDERS’ MEETING

Dialog and Atmel have agreed to jointly prepare and file with the SEC (and each shall use their reasonable best efforts to cause such filing to occur within 60 days of 19 September 2015) the proxy statement/prospectus (as part of the Form F-4) that includes (A) a prospectus for the issuance of the New Dialog Shares in connection with the Transaction and (B) a proxy statement of Atmel for use in the solicitation of proxies for the Atmel Shareholders’ Meeting (such proxy statement/prospectus, as amended or supplemented from time to time, the “Proxy Statement/Prospectus”).

As soon as practicable following the date the Form F-4 is declared effective by the SEC (and in no event later than 45 days following the date the Form F-4 is declared effective by the SEC), Atmel has agreed to duly call, give notice of, convene and hold, at its option, either an annual or special meeting of its stockholders (the “Atmel Shareholders’ Meeting”) in accordance with applicable law, Atmel’s restated certificate of incorporation and Atmel’s amended and restated bylaws, for the purpose of obtaining the Atmel Shareholder Approval.

16.	REASONABLE BEST EFFORTS

Each of Dialog and Atmel has agreed to use reasonable best efforts to solicit proxies from their respective shareholders in favour of the Transaction.

Each of Dialog, Merger Sub and Atmel has agreed to use its reasonable best efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to complete and make effective the Transaction and the other transactions contemplated by the Merger Agreement.

17.	BOARD AND EMPLOYEE MATTERS

Immediately following the Effective Time, the Dialog Board will have 10 members composed of (i) eight members of the Dialog Board as of immediately prior to the Effective Time to be designated by Dialog prior to completion of the Transaction, and (ii) two others from the Atmel Board as of immediately prior to the Effective Time reasonably acceptable to Dialog to be designated by Atmel prior to completion of the Transaction.

Dialog has agreed, as of the Effective Time, to honor and perform all employment or compensatory contracts between Atmel or any of its subsidiaries, on the one hand, and any Atmel employee, on the other (including all retention awards and employment, employment continuation, severance, incentive, change in control and termination contracts disclosed to Dialog and the assumed Atmel equity awards).

In addition, Dialog has agreed that through the earlier of 31 December 2016 and the first anniversary of the Effective Time (“Transition Period”), Dialog will provide or cause to be provided to each employee of Atmel and its subsidiaries as of the Effective Time working in the United States who continues employment with Dialog or any of its direct or indirect subsidiaries (“Affected Employee”), while employed by Dialog or any of its direct or indirect subsidiaries, compensation and benefits the value of which is comparable in the aggregate to the aggregate value of the compensation and benefits provided to such Affected Employee immediately prior to the Effective Time (excluding the value of any defined benefit pension plan and the Atmel ESPP). During the Transition Period, (i) each Affected Employee, while employed by Dialog or any of its direct or indirect subsidiaries, will be provided (i) base wages or salary, as applicable, and employee benefits that are not less than the base wages or salary, as applicable, and employee benefits provided to such Affected Employee immediately prior to the Effective Time and (ii) each Affected Employee will be provided severance benefits not less favourable in amount or with regard to terms and conditions to receive such severance benefits than those disclosed to Dialog.

The Merger Agreement provides that the provisions of the Merger Agreement relating to employee benefits are for the sole benefit of Dialog and Atmel, and that no third party (including any Affected Employee) will have any third-party beneficiary rights or obligations under the Merger Agreement, including in relation to continued employment with Dialog or the maintenance of any employee benefit plans or arrangements by Dialog.

18.	INDEMNIFICATION AND INSURANCE

Dialog has agreed, for a period of six years following the Effective Time, to cause the Surviving Company to maintain in effect the provisions in its certificate of incorporation and bylaws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of any present or former director or officer of Atmel or any of its subsidiaries, who are entitled to be indemnified under Atmel’s restated certificate of incorporation and Atmel’s amended and restated bylaws as in effect immediately prior to the Effective Time, as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in Atmel’s restated certificate of incorporation and Atmel’s amended and restated bylaws in effect on 19 September 2015, to the fullest extent permitted from time to time by applicable law, which provisions will not be amended except as required by applicable law or to make changes permitted by applicable law that would enlarge the scope of the indemnified parties’ indemnification rights thereunder.

Dialog has agreed to, and has agreed to cause the Surviving Company to, indemnify and hold harmless, and advance expenses as incurred to, all present or former directors or officers of Atmel or any of its subsidiaries who are entitled to be indemnified under Atmel’s restated certificate of incorporation and Atmel’s amended and restated bylaws as in effect immediately prior to the Effective Time to the fullest extent required or permitted by applicable laws, for a period of six years following the Effective Time, against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such person’s service as a director, officer or representative of Atmel or any of its subsidiaries or service performed by such person at the request of Atmel or any of its subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (x) the Transaction, the other transactions contemplated by the Merger Agreement and the process and other events giving rise thereto, and (y) actions to enforce the rights of such person described in this paragraph. In the event of any such action, Dialog and the Surviving Company will, and Dialog will cause the Surviving Company to, cooperate with such person in the defense of any such action.

The Merger Agreement provides that prior to the Effective Time, Atmel may obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of Atmel’s existing directors’ and officers’ insurance policies and (ii) Atmel’s existing fiduciary and employment practices liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as Atmel’s insurance carrier as of 19 September 2015 with respect to such insurance, with benefits, terms, conditions, retentions and levels of coverage that are at least as favourable to the indemnified parties as Atmel’s existing policies with respect to any matters that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated thereby). Whether pursuant to such tail policy or otherwise, the Surviving Company will continue to maintain, for at least six years following the Effective Time, policies of directors’ and officers’ liability insurance with benefits, terms, conditions, retentions and levels of coverage that are at least as favourable to the insureds as provided in Atmel’s existing policies as of 19 September 2015, or the Surviving Company will use reasonable best efforts to purchase comparable liability insurance for such six-year period with benefits, terms, conditions, retentions and levels of coverage that are at least as favourable to the insureds as provided in Atmel’s existing policies as of 19 September 2015, except that the Surviving Company will not be required to pay an annual premium amount in excess of 300% of the annual premiums currently paid by Atmel for such insurance, and that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

19.	REGULATORY FILINGS

The Merger Agreement requires Dialog and Atmel to file pre-Transaction notifications under the HSR Act and with the German Bundeskartellamt and the Romanian Competition Council. If any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by the Merger Agreement as violative of any antitrust law, each of Atmel and Dialog will cooperate in all respects with each other and will use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts completion of the transactions contemplated by the Merger Agreement.

In addition, each of Atmel and Dialog will, and will cause its affiliates to, use its reasonable best efforts to obtain the CFIUS Approval. Such efforts include engaging in prefiling discussions with CFIUS or its member agencies, as deemed advisable by the parties; promptly preparing the CFIUS filing and making any draft and final filings required or deemed advisable in connection with the CFIUS Approval, and providing, within the time period imposed by CFIUS, any information reasonably requested by CFIUS in connection with the CFIUS review or investigation of the transactions contemplated by the Merger Agreement. However, in no event will Dialog, Atmel or any of their respective subsidiaries be obligated to commit to any actions and, without the prior written consent of Dialog, neither Atmel nor any of its subsidiaries will consent to or take any actions, including to sell, hold separate or otherwise dispose of any assets, businesses or interest or agree to conditions relating to or changes in the conduct of its business, that would reduce the reasonably anticipated benefits to Dialog (including anticipated synergies) of the transactions contemplated by the Merger Agreement in an amount that is financially material relative to the value of Atmel and its subsidiaries as a whole.

20.	ESTABLISHMENT OF ADR FACILITY; STOCK EXCHANGE LISTINGS

The Merger Agreement provides that Dialog will cause a sponsored ADR facility to be established with a depositary bank for the purpose of issuing the Dialog ADSs to be issued to Atmel Shareholders pursuant to the Transaction, including filing with the SEC the Form F-6 relating to the registration under the U.S. Securities Act of the issuance of the Dialog ADSs (the “Form F-6”), and that Dialog will enter into a customary deposit agreement with such depositary bank. The Merger Agreement also provides that Dialog will use its reasonable best efforts to cause the Dialog ADSs to be issued in the Transaction to be approved for listing on either, at Dialog’s sole election, The NASDAQ Stock Market or the New York Stock Exchange, subject to official notice of issuance, as promptly as practicable and prior to the Effective Time. Dialog has also agreed to use its reasonable best efforts to cause the Dialog Shares underlying the Dialog ADSs to be admitted for trading on the Frankfurt Stock Exchange, subject only to allotment, as promptly as practicable and prior to the Effective Time.

21.	FINANCING

The Merger Agreement provides that Dialog will use its reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the proceeds of the Financing (including, to the extent required, the full exercise of any flex provisions) at or prior to completion of the Transaction, including using its reasonable best efforts to:

•	maintain in effect the Commitment Letter in accordance with the terms and subject to the conditions thereof;

•	comply with its obligations under the Commitment Letter;

•	negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter as promptly as practicable after 19 September 2015, but in no event later than the completion of the Transaction, or on such other terms and conditions no less favourable in the aggregate to Dialog and Merger Sub than the terms and conditions contained in the Commitment Letter (provided that such other terms would not reasonably be expected to delay or hinder the completion of the Transaction);

•	satisfy on a timely basis all conditions applicable to Dialog and Merger Sub in the Commitment Letter (or definitive agreements entered into with respect to the Commitment Letter);

•	prepare the information memoranda, preliminary and final offering memoranda or prospectuses, registration statements and other materials to be used in connection with obtaining the Financing prior to the anticipated date on which all of Dialog’s conditions to completion of the Transaction have been satisfied or waived, to the extent reasonably practicable; and

•	in the event that all conditions in the Commitment Letter have been satisfied, cause the Financing Sources (as described below) and any other persons providing financing to fund the Financing at the completion of the Transaction. Dialog and Merger Sub will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Commitment Letter as and when they become due to the extent they are required to be paid pursuant to the terms of the Commitment Letter.

Subject to the terms and conditions of the Merger Agreement, Dialog will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Commitment Letter without Atmel’s consent if such amendment, modification or waiver would:

•	reduce the aggregate amount of the Financing to be funded on the Closing Date unless Dialog may draw upon an available revolver to fund an amount equal to such reduction and Dialog’s representations and warranties with respect to the Financing remain true and correct;

•	impose new or additional conditions or other terms to the Financing, or otherwise expand any of the conditions to the receipt of the Financing, in a manner that could reasonably be expected to delay, impede or prevent the timely funding of the Financing, or the satisfaction of the conditions to obtaining the Financing; or

•	adversely impact Dialog’s ability to enforce its rights against the Financing Sources, provided, that for the avoidance of doubt, Dialog may amend, amend and restate or replace the existing Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Commitment Letter as of 19 September 2015.

Notwithstanding the provisions described under this paragraph 21, during the three week period commencing on 19 September 2015, the Commitment Letter may be amended, restated, supplemented or otherwise modified or superseded at Dialog’s option by instruments that either amend, amend and restate, or replace the existing Commitment Letter on economic terms more favourable to Dialog than the terms under the existing Commitment Letter; provided that the terms of such new or amended commitment letter will conform to certain specified provisions and will not (i) impose new or additional conditions to the availability of the Financing at the completion of the Transaction or otherwise expand any of the conditions to the receipt of the Financing, (ii) impose any other terms to the Financing that could reasonably be expected to delay, impede or prevent the timely funding of the Financing, or the satisfaction of the conditions to obtaining the Financing, or (iii) adversely impact Dialog’s ability to enforce its rights against the Financing Sources. This three week period has expired.

Dialog has agreed to (i) furnish to Atmel complete, correct and executed copies of any amendments, restatements, supplements, amendment and restatements, modifications or replacements to the Commitment Letter and (ii) give Atmel prompt notice of any breach by any party of any of the Commitment Letters of which Dialog or Merger Sub becomes aware or any termination thereof; provided that in no event will Dialog or Merger Sub be under any obligation to disclose any information pursuant to clauses (i) or (ii) that would waive the protection of attorney-client or similar privilege if such party shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.

The Merger Agreement provides that the term “Financing Sources” means the persons that have committed to provide or arrange or otherwise entered or will enter into agreements with Dialog (including the Commitment Letter) in connection with the Financing or any other financing in connection with the transactions contemplated by the Merger Agreement including Morgan Stanley Funding, and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective former, current or future general or limited partners, direct or indirect stockholders, managers, members, affiliates, officers, directors, employees, agents and representatives, successors and assigns and any former, current or future general or limited partner, direct or indirect stockholder, manager, member, affiliate, officer, director, employee, agent, representative, successor or assign of any of the foregoing.

In the event that any portion of the Financing becomes unavailable on the terms and conditions contemplated by the Commitment Letter (including the flex provisions) and such portion is required to complete the Transaction, (1) Dialog will promptly notify Atmel and (2) Dialog and Merger Sub will use their reasonable best efforts to arrange and obtain any such portion from alternative sources on terms, taken as whole, that are no more adverse to Dialog and Atmel (including after giving effect to the flex provisions) as promptly as practicable following the occurrence of such event. Notwithstanding the provisions described under this paragraph 21, in the event that any portion of the Financing becomes unavailable on the terms and conditions contemplated by the Commitment Letter (including the flex provisions) and such portion is required to complete the Transaction, the Commitment Letter may be amended, restated, supplemented or otherwise modified or superseded at Dialog’s option after 19 September 2015 but prior to the Effective Time by instruments that either amend, amend and restate, or replace the existing Commitment Letter or contemplate co-investment by or financing from one or more other or additional parties; provided that the terms of such new or amended commitment letters will not:

•	reduce the aggregate amount of the Financing to be funded on the Closing Date unless Dialog may draw upon an available revolver to fund an amount equal to such reduction and Dialog’s representations and warranties with respect to the Financing remain true and correct;

•	impose new or additional conditions or other terms to the Financing, or otherwise expand any of the conditions to the receipt of the Financing, in a manner that could reasonably be expected to delay, impede or prevent the timely funding of the Financing, or the satisfaction of the conditions to obtaining the Financing; or

•	adversely impact Dialog’s ability to enforce its rights against the Financing Sources.

Dialog will promptly notify Atmel of its intention to make any such amendment or obtain such alternative financing described above and keep Atmel reasonably informed of the terms thereof. Dialog will deliver to Atmel true and correct copies of all new or amended commitment letters (including redacted fee and engagement letters in respect of any new or amended commitment letters). In such event, the term “Commitment Letter” as used in the Merger Agreement will be deemed to include the new or amended commitment letters described above to the extent then in effect and the term “Financing” as used in the Merger Agreement will be deemed to include the financing contemplated by any such new or amended commitment letters.

Prior to the Effective Time, Atmel will, and will cause its subsidiaries to, and will use reasonable best efforts to cause its representatives to provide such cooperation in connection with any financing by Dialog or any of its subsidiaries in connection with the Transaction as may be reasonably requested by Dialog. Without limiting the generality of the foregoing, Atmel will, and will cause its subsidiaries to, upon request:

•	furnish the report of Atmel’s auditor on the most recently available audited consolidated financial statements of Atmel and its subsidiaries and use reasonable efforts to obtain the consent of such auditor to the use of such report in accordance with normal custom and practice and use reasonable efforts to cause such auditor to provide customary comfort letters to the underwriters, initial purchasers or placement agents, as applicable, in connection with any such financing;

•	furnish Dialog and the Financing Sources with (A) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Atmel and its subsidiaries for each of the last three fiscal years ended more than 90 days prior to the Closing Date and (B) unaudited consolidated balance sheets and related statements of income of Atmel and its subsidiaries for each fiscal quarter ended after the date of the most recent audited financial statements of such person and more than 45 days prior to the Closing Date and unaudited statements of income and cash flows for the period elapsed from the beginning of the applicable fiscal year to the end of such fiscal quarter and, in each case, for the comparable periods of the preceding fiscal year (with respect to which, in the case of Atmel, the independent auditors shall have performed a SAS 100, as amended by PCOAB standards, review, although such independent auditors will not be preparing, nor will they be required to prepare, a written report concerning such SAS 100 review); provided that filing of the required financial statements on Form 10-K or Form 10-Q by Atmel will satisfy the foregoing requirement;

•	furnish such additional customary and readily available financial statements, schedules or other financial data relating to Atmel and its subsidiaries as may be reasonably necessary and reasonably requested by Dialog in writing no more than 14 calendar days following 19 September 2015 to consummate the Financing;

•	provide direct contact between (A) senior management and advisors, including auditors, of Atmel and (B) the proposed Financing Sources or Dialog’s auditors in connection with the Financing, at reasonable times and upon reasonable advance notice;

•	reasonably assist Dialog and the Financing Sources by reviewing and commenting on business projections, financing documents and confidential information memoranda, prospectuses, offering memoranda, customary rating agency presentations and other marketing and syndication materials prepared by Dialog and as reasonably requested by Dialog in connection with the Financing, including the execution and delivery of customary representation letters with respect to Atmel’s information in connection with bank information memoranda;

•	provide information, documents, authorisation letters and certificates, enter into agreements and take other actions that are or may be customary in connection with the Financing or necessary to permit Dialog to fulfill conditions or obligations under the Commitment Letter or in connection with the Financing (provided that such agreements entered into will be conditioned upon, and will not take effect until, the Effective Time);

•	participate as necessary at reasonable times and in a reasonable number of meetings, presentations, customary one-on-one sessions that are requested in advance and road shows with prospective Financing Sources and in rating agency presentations, drafting sessions and due diligence sessions, as applicable (including the reasonable participation in such meetings by Atmel’s senior management), in each case, in connection with the Financing;

•	reasonably assist Dialog in the preparation of any necessary pledge or security agreements, certificates or other documents as may be reasonably requested by Dialog in connection with the Financing and otherwise reasonably facilitate the pledging of, and granting, recording and perfection of security interests in share certificates, securities and other collateral, and obtaining surveys and title insurance as reasonably requested by Dialog; provided that neither Atmel nor any of its subsidiaries is required to enter into any such agreement, certificate or document, pledge any collateral or grant any lien or security interest or obtain a release of any existing lien or security interest prior to the Effective Time; and

•	provide to the Financing Sources, at least two Business Days prior to the Closing Date, all documentation and other information with respect to Atmel and its subsidiaries that are required by regulatory authorities under the applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act of 2001, and requested by Dialog or the Financing Sources at least 10 Business Days prior to the Closing Date.

Atmel will (i) obtain customary payoff letters from third-party lenders and trustees with respect to Retired Company Indebtedness and (ii) deliver or cause to be delivered such payoff letters to Dialog at the Effective Time. At the Effective Time, subject to Dialog making available necessary funds to do so, Atmel will, and will cause its subsidiaries to, permanently (A) terminate Atmel’s credit facilities requested by Dialog to be so terminated, if and to the extent such facilities are specified by Dialog to Atmel no later than 15 Business Days prior to the Effective Time, and all related contracts to which Atmel or any of its subsidiaries is a party (collectively, the “Retired Company Indebtedness”), and (B) cause to be released any liens on its assets relating to such Retired Company Indebtedness.

Notwithstanding the provisions described under this paragraph 21 or any other provision of the Merger Agreement, nothing in the Merger Agreement will require Atmel or any of its subsidiaries to:

•	waive or amend any terms of the Merger Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement from Dialog;

•	enter into any definitive agreement (other than, for the avoidance of doubt, the customary representation letters described above) that is effective prior to the Effective Time;

•	give any indemnities that are effective prior to the Effective Time;

•	take any action that could unreasonably interfere with the ongoing operations of Atmel or its subsidiaries or create a risk of damage or destruction to any property or assets of Atmel or any of its subsidiaries; or

•	provide any information or take any action that will conflict with or violate its organisational documents or any applicable legal requirement or would result in a violation or breach of, or default under, any material contract to which Atmel or any of its subsidiaries is a party or would result in the waiver of a legal privilege.

In addition, no action, liability or obligation of Atmel, any of its subsidiaries or any of their respective representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Financing will be effective until the Effective Time, and neither Atmel nor any of its subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to the Financing) contemplated by the provisions described under this paragraph 21 that is not contingent on the occurrence of the completion of the Transaction or that must be effective prior to the Effective Time. Nothing in the Merger Agreement will require (A) any officer or representative of Atmel or any of its subsidiaries to deliver any certificate or opinion or take any other action pursuant to the provisions described under this paragraph 21 or any other provision of the Merger Agreement that could reasonably be expected to result in personal liability to such officer or representative or (B) the members of the Atmel Board as of 19 September 2015 to approve any financing or contracts related thereto prior to the Effective Time.

All non-public or other confidential information provided by Atmel or any of its representatives pursuant to the Merger Agreement will be kept confidential in accordance with the confidentiality agreement between Atmel and Dialog, except that Dialog and Merger Sub will be permitted to disclose such information (i) as is legally required to be disclosed in any offering documents related to the Financing or (ii) to any Financing Sources or prospective Financing Sources, ratings agencies and other financial institutions and investors that are or may become parties to the Financing and to any underwriters, initial purchasers or placement agents in connection with the Financing (and, in each case, to their respective counsel and auditors) so long as such persons (A) agree to be bound by the confidentiality agreement between Atmel and Dialog as if parties thereto and (B) are subject to other confidentiality undertakings customary for financings of the same type as the Financing.

Dialog has agreed to (i) indemnify, defend and hold harmless Atmel, its subsidiaries and their respective representatives from and against any loss, damages, claim, cost, liability, obligation or expense suffered or incurred in connection with the Financing, any arrangement thereof and any information provided in connection therewith except (A) historical information relating thereto or other information furnished in writing by or on behalf of Atmel and its subsidiaries for use therein and (B) to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of Atmel or its subsidiaries and (ii) promptly, upon Atmel’s request, reimburse Atmel and its subsidiaries for all reasonable out-of-pocket costs incurred by Atmel or its subsidiaries in connection with the provisions described under this paragraph 21. The provisions described in this paragraph survive termination of the Merger Agreement.

Dialog and Merger Sub have expressly acknowledged and agreed that, notwithstanding anything in the Merger Agreement to the contrary, their obligations thereunder, including their obligations to complete the Transaction, are not subject to, or conditioned on, receipt of the Financing or any alternative financing.

Notwithstanding anything in the Merger Agreement to the contrary, Atmel’s breach of any of its covenants required to be performed by it under the provisions described under this paragraph 21 will not be considered in determining the satisfaction of Dialog’s condition to the completion of the Transaction that relates to Atmel’s performance in all material respects of its covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date unless such breach is material and directly results in Dialog being unable to timely satisfy the conditions in the Commitment Letter and as a result Dialog is unable to obtain the proceeds of the Financing at the completion of the Transaction.

22.	OTHER AGREEMENTS

The Merger Agreement also contains other covenants, including with respect to the preparation of this document, access to information of the other company, public announcements with respect to the transactions contemplated by the Merger Agreement, obtaining third party consents under Dialog’s or Atmel’s business contracts and defending any lawsuits or other legal proceedings.

23.	CONDITIONS TO COMPLETION OF THE TRANSACTION

Each party’s obligation to effect the Transaction is subject to satisfaction or mutual waiver of the following conditions:

•	the Atmel Shareholder Approval shall have been obtained;

•	the Dialog Shareholder Approval shall have been obtained;

•	(i) no governmental entity having competent jurisdiction shall have enacted, issued or entered any order that remains in effect that enjoins or otherwise prohibits the Transaction substantially on the terms contemplated by the Merger Agreement, (ii) no law shall have been enacted or promulgated by any governmental entity having competent jurisdiction that makes completion of the Transaction illegal and (iii) no governmental entity having competent jurisdiction shall have instituted any proceeding seeking any such laws and orders;

•	the Form F-4 and the Form F-6 shall have become effective under the U.S. Securities Act and the registration statement on Form 8-A (the “Form 8-A”) shall have become effective under the Exchange Act, and none of the Form F-4, the Form F-6 or the Form 8-A will be the subject of any stop order or proceedings seeking a stop order, and the SEC shall not have initiated or threatened any proceeding for that purpose or any similar proceeding in respect of the Proxy Statement/Prospectus;

•	any waiting period (and any extension thereof) applicable to the completion of the Transaction under the HSR Act shall have expired or been terminated and the consents or approvals from the German Bundeskartellamt and the Romanian Competition Council shall have been obtained;

•	the Dialog ADSs issuable to the Atmel Shareholders as contemplated by the Merger Agreement shall have been approved for listing on either The NASDAQ Stock Market or the New York Stock Exchange, subject to official notice of issuance, and with respect to the Dialog Shares underlying the Dialog ADSs issuable to the Atmel Shareholders pursuant to the Merger Agreement, the Frankfurt Stock Exchange has confirmed in writing to the parties that it will admit such Dialog Shares to trading on the Frankfurt Stock Exchange immediately upon the issuance of such Dialog Shares; and

•	the CFIUS Approval shall have been obtained.

Dialog’s and Merger Sub’s obligation to effect the Transaction is further subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of Atmel relating to organisation, corporate authority, approvals, fairness opinion, governmental filings, brokers and finders and voting requirement (“Atmel Specified Representations”) (x) if qualified or limited by materiality or Atmel’s Material Adverse Effect (as described below) qualifications, will be true and correct as of 19 September 2015 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and (y) if not qualified or limited by materiality or Atmel’s Material Adverse Effect qualifications, will be true and correct in all material respects as of 19 September 2015 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

•	the representations and warranties of Atmel relating to capital structure will be true and correct in all but de minimis respects as of 19 September 2015 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all but de minimis respects as of such earlier date);

•	the representations and warranties of Atmel (other than with respect to capital structure and the Atmel Specified Representations) will be true and correct (without giving effect to any qualifications or limitations as to materiality or Atmel’s Material Adverse Effect set forth therein, except as otherwise provided in the representations and warranties of Atmel with respect to the absence of certain changes and material contracts) as of 19 September 2015 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect with respect to Atmel;

•	Atmel shall have performed in all material respects its covenants required to be performed by it under the Merger Agreement at or prior to the Closing Date;

•	Dialog shall have received a certificate signed on behalf of Atmel by a senior executive of Atmel and dated as of the Closing Date to the effect that the conditions related to Atmel’s representations, warranties and covenants described above have been satisfied; and

•	since 19 September 2015, a Material Adverse Effect with respect to Atmel shall not have occurred.

Atmel’s obligation to effect the Transaction is further subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of Dialog and Merger Sub relating to organisation, corporate authority, approvals, fairness opinion, governmental filings, brokers and finders and voting requirement (“Dialog Specified Representations”) (x) if qualified or limited by materiality or Dialog’s Material Adverse Effect qualifications, will be true and correct as of 19 September 2015 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and (y) if not qualified or limited by materiality or Dialog’s Material Adverse Effect qualifications, will be true and correct in all material respects as of 19 September 2015 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

•	the representations and warranties of Dialog relating to capital structure will be true and correct in all but de minimis respects as of 19 September 2015 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all but de minimis respects as of such earlier date);

•

the representations and warranties of Dialog and Merger Sub (other than with respect to capital structure and the Dialog Specified Representations) will be true and correct (without giving effect to any qualifications or limitations as to materiality or Dialog’s Material Adverse Effect set forth therein, except as otherwise provided in the representations and warranties of Dialog and Merger Sub with respect to the absence of certain changes and material contracts) as of 19 September 2015 and at and as of the Closing Date as though made on or as of such date (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect with respect to Dialog;

•	each of Dialog and Merger Sub shall have performed in all material respects their respective covenants required to be performed by each under the Merger Agreement at or prior to the Closing Date;

•	Atmel shall have received a certificate signed on behalf of each of Dialog and Merger Sub by a senior executive of Dialog and Merger Sub, respectively, and dated as of the Closing Date to the effect that the conditions related to Dialog’s and Merger Sub’s representations, warranties and covenants described above have been satisfied; and

•	since 19 September 2015, a Material Adverse Effect with respect to Dialog shall not have occurred.

The Merger Agreement provides that neither party may rely on the failure of any condition to be satisfied if such failure was caused by that party’s failure to comply with its obligations under the Merger Agreement.

Any or all of the conditions described above other than the Atmel Shareholder Approval may be waived, in whole or in part, by Dialog or Atmel, to the extent permitted by applicable law.

It is currently anticipated that the Effective Time will occur during the first quarter of 2016, but neither Dialog nor Atmel can guarantee when or if the Transaction will be completed.

24.	MATERIAL ADVERSE EFFECT

The Merger Agreement provides that a “Material Adverse Effect” means any facts, circumstances, events or changes that, individually or when combined together with all other facts, circumstances, events or changes, would reasonably be expected to (i) have a materially adverse effect on the business, financial condition or results of operations of Dialog or Atmel and their respective subsidiaries, taken as a whole, or (ii) prevent or materially delay Dialog or Atmel from completing the Transaction. When determining whether a fact, circumstance, event or change, alone or in combination, would reasonably be expected to have a materially adverse effect on the business, financial condition or results of operations of Dialog or Atmel and their respective subsidiaries, taken as a whole, none of the following, either alone or in combination, may be taken into account in determining whether there has been or will be a “Material Adverse Effect”:

•	general economic or political conditions or the securities, credit or financial markets in general, except to the extent that they have a disproportionate impact on Dialog or Atmel and their respective subsidiaries, taken as a whole, relative to other companies in the industries in which they conduct their respective businesses after taking into account the size of Dialog or Atmel relative to such other companies;

•	those generally affecting any industry in which Dialog or Atmel and their respective subsidiaries operate, including general changes in law or regulation across such industries, except to the extent that they have a disproportionate impact on Dialog or Atmel and their respective subsidiaries, taken as a whole, relative to other companies in the industries in which they conduct their respective businesses after taking into account the size of Dialog or Atmel relative to such other companies;

•	those arising from or otherwise relating to the announcement of the Merger Agreement or the pendency of the Transaction or any Atmel Acquisition Proposal or Dialog Acquisition Proposal, including costs and expenses related thereto;

•	those arising from or otherwise relating to any acts required to be taken to remain in compliance with the terms of, or the taking of any action required by, the Merger Agreement or consented to by or taken at the request of Atmel or Dialog;

•	those arising from or otherwise relating to any natural disaster, act of terrorism, cyberattack, insurrection, war, national or international calamity or any other similar event, except to the extent that they have a disproportionate impact on Dialog or Atmel and their respective subsidiaries, taken as a whole, relative to other companies in the industries in which they conduct their respective businesses after taking into account the size of Dialog or Atmel relative to such other companies;

•	with respect to Atmel, those arising from or otherwise relating to the identity of Dialog, Merger Sub or any of their affiliates as participants in the transactions contemplated by the Merger Agreement or other related agreements; or

•	those arising from or otherwise relating to changes in IFRS (with respect to Dialog), GAAP or the interpretation thereof by the International Accounting Standards Board (with respect to Dialog), the Financial Accounting Standards Board, the American Institute of Certified Public Accountants and other similar organisations generally considered authoritative with respect to the interpretation of IFRS or GAAP, except to the extent that they have a disproportionate impact on Dialog or Atmel and their respective subsidiaries, taken as a whole, relative to other companies in the industries in which they conduct their respective businesses after taking into account the size of Dialog or Atmel relative to such other companies.

In addition, Dialog and Atmel have agreed that any decline in the stock price of Dialog Shares on the Frankfurt Stock Exchange or Atmel Shares on The NASDAQ Global Select Market or Euronext, as applicable, or any failure to meet internal or published (including those published by third parties) projections, forecasts or revenue or earning predictions for any period will not, in and of itself, constitute a Material Adverse Effect, it being understood that, subject to the exclusions described above, the facts or occurrences giving rise or contributing to such decline or failure may be deemed to constitute, or be taken into account in determining whether there has been or could reasonably be expected to be, a Material Adverse Effect.

25.	TERMINATION EVENTS

The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Dialog and Atmel, and either party may terminate the Merger Agreement in the following circumstances:

•	if prior to the Effective Time, the Transaction is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order of a governmental entity of competent jurisdiction, except that the right to terminate the Merger Agreement on this basis will not be available to any party whose breach of any provision of the Merger Agreement results in or causes such order to be issued or the failure of the order to be removed;

•	if the Transaction has not been completed on or before 30 June 2016, or such later date, if any (“Outside Date”), as Dialog and Atmel agree upon in writing, except that the right to terminate the Merger Agreement on this basis will not be available to any party whose breach of any provision of the Merger Agreement results in or causes the failure of the Transaction to be completed by such date;

•	if the Atmel Shareholders’ Meeting (including any adjournment or postponement thereof in accordance with the terms of the Merger Agreement) has concluded, the Atmel Shareholders have voted, and the Atmel Shareholder Approval was not obtained; or

•	if the Dialog General Meeting (including any adjournment or postponement thereof in accordance with the terms of the Merger Agreement) has concluded, the Dialog Shareholders have voted, and the Dialog Shareholder Approval was not obtained.

Atmel may terminate the Merger Agreement at any time prior to the Effective Time as follows:

•	in order for Atmel to concurrently enter into an agreement for an Atmel Superior Proposal, provided that Atmel has complied in all material respects with its obligations relating to an Atmel Change of Recommendation and Atmel pays to Dialog substantially concurrently with such termination any fees required to be paid, as described below;

•	if Dialog or Merger Sub breaches any representation, warranty or covenant made by Dialog or Merger Sub in the Merger Agreement (other than the obligations described in paragraph 13 (“Dialog’s Agreement Not To Solicit Other Offers”) of this Part III (Summary of the Merger Agreement) and such breach (i) is not curable by the Outside Date or, if curable, is not cured prior to the 45th day after written notice thereof is given by Atmel to Dialog and (ii) would result in the conditions to completion of the Transaction related to Dialog’s representations, warranties or covenants failing to be satisfied; provided that Atmel is not then in breach of the Merger Agreement such that the conditions to completion of the Transaction related to Atmel’s representations, warranties or covenants would not be capable of being satisfied by the Outside Date;

•	if the Dialog Board makes a Dialog Change of Recommendation;

•	if Dialog willfully or intentionally breaches any of its covenants described in the first four bullets of paragraph 13 (“Dialog’s Agreement Not To Solicit Other Offers”) of this Part III (Summary of the Merger Agreement) in any material respect;

•	if either the Dialog General Meeting has not concluded or the Dialog Shareholders have not voted on the matters necessary to obtain the Dialog Shareholder Approval, in each case by the date that is the 75th day following 19 September 2015; provided, however, that the right to terminate the Merger Agreement on this basis will not be available to Atmel following the vote by the Dialog Shareholders required under the Merger Agreement (regardless of whether the Dialog Shareholder Approval was obtained); or

•	if Dialog has not initially filed the Form F-4 by the date that is the 90th day following 19 September 2015; provided, however, that the right to terminate the Merger Agreement on this basis will not be available to Atmel (i) following the initial filing of the Form F-4 by Dialog or (ii) if Atmel’s material breach of any provision of the Merger Agreement results in or causes the failure of Dialog to file the Form F-4 by such date.

Dialog may terminate the Merger Agreement at any time prior to the Effective Time as follows:

•	if Atmel breaches any representation, warranty or agreement made by Atmel in the Merger Agreement (other than its obligations described in paragraph 12 (“Atmel’s Agreement Not To Solicit Other Offers”) of this Part III (Summary of the Merger Agreement) and such breach (i) is not curable by the Outside Date or, if curable, is not cured prior to the 45th day after written notice thereof is given by Dialog to Atmel and (ii) would result in the conditions to completion of the Transaction related to Atmel’s representations, warranties or covenants failing to be satisfied; provided that Dialog is not then in breach of the Merger Agreement such that the conditions to completion of the Transaction related to Dialog’s representations, warranties or covenants would not be capable of being satisfied by the Outside Date;

•	if the Atmel Board makes an Atmel Change of Recommendation; or

•	if Atmel willfully or intentionally breaches any of its covenants described in the first four bullets of paragraph 12 (“Atmel’s Agreement Not To Solicit Other Offers”) of this Part III (Summary of the Merger Agreement) in any material respect.

26.	TERMINATION FEES

Atmel will be required to pay to Dialog a termination fee of $137.3 million (subject to any adjustments for VAT) in cash if the Merger Agreement is terminated as follows:

•	by Atmel in order for Atmel to concurrently enter into an agreement for an Atmel Superior Proposal;

•	by Dialog if the Atmel Board makes an Atmel Change of Recommendation;

•	if (A) the Merger Agreement is terminated because (i) the Transaction has not been completed on or before the Outside Date, (ii) the Atmel Shareholder Approval was not obtained after Atmel Shareholders voted at the Atmel Shareholders Meeting, or (iii) Atmel intentionally breaches any of its representations, warranties, or agreements in the Merger Agreement (other than Atmel’s obligations described under paragraph 12 (“Atmel’s Agreement Not To Solicit Other Offers”) of this Part III (Summary of the Merger Agreement)) and such breach is not curable by the Outside Date or, if curable, is not cured prior to the 45th day after written notice thereof is given by Dialog to Atmel and such breach would result in the conditions to completion of the Transaction related to certain of Atmel’s representations, warranties or covenants failing to be satisfied, (B) an Atmel Acquisition Proposal has been publicly announced and not withdrawn at any time prior to the date of such termination, and (C) within 12 months after the date of such termination, Atmel enters into a definitive agreement relating to an Atmel Acquisition Proposal and such Atmel Acquisition Proposal is ultimately consummated (whether or not during the foregoing 12 month period) or Atmel consummates an Atmel Acquisition Proposal; provided, however, that for purposes of this provision, the references in the definition of Atmel Acquisition Proposal to “15% or more” will be deemed to be references to “more than 50%” and “less than 85%” will be deemed to be references to “less than 50%”; or

•	by Dialog if Atmel willfully or intentionally breaches any of its covenants described in the first four bullets of paragraph 12 of this Part III (Summary of the Merger Agreement) in any material respect.

Dialog will be required to pay to Atmel a termination fee of $41.1 million (subject to any adjustments for VAT) in cash if the Merger Agreement is terminated as follows:

•	by Atmel if either the Dialog General Meeting has not concluded or the Dialog Shareholders have not voted on the matters necessary to obtain the Dialog Shareholder Approval, in each case by the date that is the 75th day following 19 September 2015;

•	by Atmel if the Dialog Board makes a Dialog Change of Recommendation;

•	if (A) the Merger Agreement is terminated because (i) the Transaction has not been completed on or before the Outside Date, (ii) the Dialog Shareholder Approval was not obtained after Dialog Shareholders voted at the Dialog General Meeting, or (iii) Dialog or Merger Sub intentionally breach any of their representations, warranties, or covenants in the Merger Agreement (other than Dialog’s obligations described under paragraph 13 (“Dialog’s Agreement Not To Solicit Other Offers”) of Part III (Summary of the Merger Agreement)) and such breach is not curable by the Outside Date or, if curable, is not cured prior to the 45th day after written notice thereof is given by Atmel to Dialog and such breach would result in the conditions to completion of the Transaction related to certain of Dialog’s and Merger Sub’s representations, warranties or covenants failing to be satisfied, (B) a Dialog Acquisition Proposal has been publicly announced and not withdrawn at any time prior to the date of such termination, and (C) within 12 months after the date of such termination, Dialog enters into a definitive agreement relating to a Dialog Acquisition Proposal and such Dialog Acquisition Proposal is ultimately consummated (whether or not during the foregoing 12 month period) or Dialog consummates a Dialog Acquisition Proposal; provided, however, that for purposes of this provision, the references in the definition of Dialog Acquisition Proposal to “15% or more” will be deemed to be references to “more than 50%” and “less than 85%” will be deemed to be references to “less than 50%”; or

•	by Atmel if Dialog willfully or intentionally breaches any of its covenants described in the first four bullets of paragraph 13 (“Dialog’s Agreement Not To Solicit Other Offers”) of this Part III (Summary of the Merger Agreement) in any material respect.

In addition, Atmel will be required to reimburse Dialog for reasonable out-of-pocket costs incurred by Dialog in connection with the transactions contemplated by the Merger Agreement up to $41.1 million (subject to any adjustments for VAT) if the Merger Agreement is terminated by Atmel or Dialog because the Atmel Shareholder Approval was not obtained after Atmel Shareholders voted at the Atmel Shareholders Meeting. Dialog will be required to reimburse Atmel for reasonable out-of-pocket costs incurred by Atmel in connection with the transactions contemplated by the Merger Agreement up to $41.1 million (subject to any adjustments for VAT) if the Merger Agreement is terminated by Atmel or Dialog because the Dialog Shareholder Approval was not obtained after Dialog Shareholders voted at the Dialog General Meeting or Dialog has not initially filed the Form F-4 by the date that is the 90th day following 19 September 2015.

27.	EXPENSES

Other than as described above, whether or not the Transaction is completed, all costs and expenses incurred in connection with the Merger Agreement, the Transaction and the other transactions contemplated by the Merger Agreement will be paid by the party incurring those costs and expenses.

28.	AMENDMENT

The Merger Agreement may be amended by Dialog, Merger Sub and Atmel at any time before or after the Atmel Shareholder Approval or the Dialog Shareholder Approval, but after such approval, any amendment that requires the further approval of Dialog Shareholders or Atmel Shareholders by law may not be made without such further approval.

On 29 September 2015, Dialog, Merger Sub and Atmel entered into Amendment No. 1 to, among other things: (i) provide that the affirmative vote in favour of the granting of authority to the Dialog Board to issue and allot the Dialog Shares underlying the Dialog ADSs in the Transaction by holders of a majority of the outstanding shares of Dialog Shares entitled to vote at the Dialog General Meeting and present and voting thereat is the only vote of the holders of any class or series of Dialog’s capital stock necessary to approve or adopt the Merger Agreement, the Transaction and the other transactions contemplated by the Merger Agreement; and (ii) modify the definition of “Specified Governmental Entities” set forth in the Merger Agreement to mean only the German Bundeskartellamt and the Romanian Competition Council.

29.	GOVERNING LAW

The Merger Agreement will be construed and enforced in accordance with, the laws of the State of Delaware, without regard to the conflict of laws principles that would result in the application of any law other than the law of the State of Delaware. Notwithstanding the foregoing, any action, cause of action or other claim against the Financing Sources shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of laws provision or rule.

30.	SPECIFIC PERFORMANCE

The parties to the Merger Agreement have agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform their obligations under the provisions of the Merger Agreement (including failing to take such actions as are required of them thereunder to consummate the Merger Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the parties have agreed that the parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof (including the obligations of the parties to complete the Transaction) without proof of damages or otherwise, and that such relief may be sought in addition to and will not limit, diminish, or otherwise impair, any other remedy to which they are entitled under the Merger Agreement. Notwithstanding the foregoing, (i) Dialog and Merger Sub shall not be entitled to any such injunction or injunctions, specific performance, or other equitable relief if the Merger Agreement is terminated and Atmel has paid the termination fee, as described above, (ii) Atmel shall not be entitled to any such injunction or injunctions, specific performance, or other equitable relief if the Merger Agreement is terminated and Dialog has paid the termination fee, as described above and (iii) each of Dialog, Merger Sub and Atmel shall not be entitled to any injunction or injunctions, specific performance, or other equitable relief with respect to the specific act of the Dialog Board or the Atmel Board effecting a change of their recommendation in breach of the Merger Agreement. The parties also agree that any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement will not be required to provide any bond or other security in connection with any such order or injunction.

PART IV

INFORMATION ON ATMEL

The following description of Atmel’s business and operations, which has been extracted without material adjustment from Atmel’s Annual Report on Form 10-K for the financial year ended 31 December 2014 and Atmel’s Quarterly Report on Form 10-Q for the quarter ended 30 June 2015, as applicable, both of which have been filed with the SEC, should be read together with the consolidated financial statements and related notes set out in Part VI (Historical Financial Information on Atmel) and the other information and documents referenced in paragraph 11 of Part VIII (Additional Information) of this document. The description may contain forward-looking statements based upon Atmel management’s expectations that involve risks and uncertainties. These risks and uncertainties may cause actual results to differ materially from those discussed in the forward-looking statements.

1.	BUSINESS OVERVIEW

Atmel Corporation is one of the world’s leading designers, developers and suppliers of general purpose microcontrollers, which are self-contained computers-on-a-chip. Microcontrollers are generally less expensive, consume less power and offer enhanced programming capabilities compared to traditional microprocessors. That product focus has enabled Atmel to develop and maintain a diversified, global customer base that incorporates its semiconductors into industrial and automotive systems, smart energy meters, LED-based lighting systems, digital consumer products, mobile computing devices, communications networks, and other electronics in which its products provide embedded processing and critical interface functions.

Leveraging its core microcontroller technologies and competencies, and combining those strengths with its advanced security, wireless and software solutions, Atmel is able to offer one of the market’s most complete, compelling and easy-to-use product portfolios for the rapidly evolving “Internet of Things,” where smart, connected devices and appliances seamlessly and securely interact and share information and provide the underpinnings for new and enhanced industrial, consumer and automotive applications. Extending this portfolio into the “wearables” sector, which crosses multiple segments such as health care, fitness and athletics, Atmel’s solutions can manage multiple accelerometers and other sensors within devices, transmit data from those devices, and provide the ability to track or monitor various activities. Atmel believes the market for microcontrollers that integrate advanced security and wireless functions, or that offer those functions, for example, in stand-alone encryption, authentication or wireless chipsets, as its microcontrollers do, will continue to grow and that Atmel’s ability to deliver integrated solutions in an easy-to-use, readily deployable manner helps to differentiate its products for the “Internet of Things,” “wearables” and automotive sectors.

As it focuses resources on those expanding markets, Atmel also continues to serve its extensive historical base of industrial, consumer, aerospace, military and communications customers. Its broad portfolio of touch products and technologies, its ability to integrate silicon and firmware, and its significant experience within the field of human machine interaction, allow Atmel to deliver solutions for industrial, consumer and automotive applications that seek to leverage a “touch” interface, require proximity sensing, demand hover capabilities or implement new methods for improving human computer interaction. Atmel sees these solutions used in touch panels for industrial control systems, household appliances and home automation systems, as well as touch screens integrated within point of sale terminals, automotive consoles, gaming systems and mobile devices that range from handsets and tablets to laptops and other personal computers. Atmel is also a leading supplier of automobile access and networking solutions. The car access products comprise keyless entry solutions for passive entry/go systems, key fob electronics, car side receiver products and immobiliser functionality. The automobile networking products incorporate the latest industry standards and include stand-alone and integrated LIN and CAN transceiver solutions. In addition to those sectors, Atmel continues to design and sell semiconductor products that complement its general microcontroller business, including nonvolatile memory, radio frequency and mixed-signal components and application specific integrated circuits.

This expansive product portfolio, sold through Atmel’s global distribution channels to a broad customer base, allows Atmel, it believes, to address a wider range of potential applications than many other companies within its sector and to target market segments in which Atmel expects semiconductor content to continue to increase in the future.

Atmel is headquartered in San Jose, California, with operations in North America, Europe and Asia. As of 31 December 2014, Atmel employed approximately 5,200 employees.

Atmel Shares are listed on The NASDAQ Stock Market’s Global Select Market under the symbol “ATML”.

2.	HISTORY OF ATMEL

Atmel was originally incorporated in California in December 1984. In October 1999, Atmel was reincorporated in Delaware. Atmel’s principal offices are located at 1600 Technology Drive, San Jose, California 95110, U.S.A. Atmel’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, through the “Investors” section of www.atmel.com and Atmel makes them available as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC. The SEC also maintains a website located at www.sec.gov that contains Atmel’s SEC filings.

3.	PRODUCTS

Atmel currently organises its business into four reportable operating segments (see Note 14 of the Atmel 2014 Financial Statements for further discussion). Each of those reportable operating segments offers products that compete in one or more of the end markets described in paragraph 4 (“Principal Markets and Customers”) of this Part IV (Information on Atmel).

Operating segment presentations in respect of the periods prior to the year ended 31 December 2014 have been revised to conform to Atmel’s revised segment reporting.

Within each reportable operating segment, Atmel offers its customers products and solutions with a range of speed, density, power consumption, specialty packaging, security and other features.

Microcontroller

This segment includes Atmel’s general purpose microcontroller and microprocessor families, AVR® 8-bit and 32-bit products, Atmel’s 32-bit ARM®-based products, Atmel’s 8051 8-bit products, designated commercial wireless products, including low power radio and SOC products that meet Wi-Fi, Bluetooth, Bluetooth Low Energy and Zigbee specifications, Atmel’s maXTouch capacitive touch product families and optimized products for smart energy, touch button, mobile sensor hub and LED lighting applications. The Microcontroller segment comprised 70% and 68% of Atmel’s net revenue for the year ended 31 December 2014 and the six months ended 30 June 2015, respectively.

Nonvolatile Memory

This segment includes electrically erasable programmable read only memory (“EEPROM”), erasable programmable read only memory (“EPROM”) devices and secure cryptographic products. The Nonvolatile Memory segment comprised 12% and 14% of Atmel’s net revenue for the year ended 31 December 2014 and the six months ended 30 June 2015, respectively.

Automotive

This segment includes devices for automotive electronics, primarily for car access and in-vehicle networking and include products using radio frequency technology. The Automotive segment comprised 11% and 12% of Atmel’s net revenue for the year ended 31 December 2014 and the six months ended 30 June 2015, respectively.

Multi-Market and Other

This segment includes application specific and standard products for aerospace applications and legacy products. The Multi-Market and Other segment comprised 7% of Atmel’s net revenue for each of the year ended 31 December 2014 and the six months ended 30 June 2015, respectively. On 4 February 2015, Atmel announced its decision to exit the XSense business and on 16 April 2015, Atmel completed the sale of the XSense manufacturing assets and separately licensed to the buyer the XSense intellectual property assets, which Atmel retained.

4.	PRINCIPAL MARKETS AND CUSTOMERS

Arrow Electronics, Inc., and Avnet, Inc., distributors for Atmel’s products, each accounted for more than 10% of Atmel’s revenue for the year ended 31 December 2014. Arrow Electronics, Inc., a distributor, and Samsung Electronics Co Ltd., an end-customer, each accounted for more than 10% of Atmel’s revenue for the years ended 31 December 2013 and 2012. For further discussion see Note 14 of the Atmel 2014 Financial Statements. No end customer accounted for 10% of more of net revenue in the six months ended 30 June 2015 and 2014. Atmel had one distributor that accounted for 18% of net revenue in the six months ended 30 June 2015 and two distributors that accounted for 16% and 11%, respectively, of net revenues in the six months ended 30 June 2014.

In 2014, 15% of Atmel’s net revenue was derived from customers in the United States, 58% from customers in Asia, 25% from customers in Europe and 2% from the rest of the world. For the six months ended 30 June 2015, 18% of Atmel’s net revenue was derived from customers in the United States, 56% from customers in Asia, 24% from customers in Europe and 2% from the rest of the world. Atmel determines the location of its customers based on the destination to which its ships its products for the benefit of those customers.

As of 31 December 2014, Atmel owned tangible long-lived assets in the United States with a net book value of $92.5 million, in France of $13.7 million, in Germany of $17.9 million, and in the Philippines of $56.1 million. See Note 14 of the Atmel 2014 Financial Statements for further discussion.

Industrial

While the industrial electronics market has traditionally been considered a slow growth end-market compared to the communications or computing sectors, the use of digital electronics in industrial applications has continually increased. Atmel expects the development of the Internet of Things to enhance growth opportunities for semiconductor products within the industrial sector in the next several years. Atmel believe that its product portfolio, including its integrated microcontroller, wireless and security-related solutions, provides a compelling suite of products targeted to that growth opportunity. A significant transition from mechanical to digital solutions also continues to occur, with products such as temperature sensors, motor controls, factory lighting, smart energy meters and commercial appliances integrating an increasing percentage of semiconductor content. Atmel also provides microcontrollers, nonvolatile memory, high-voltage and mixed signal products that are designed to work effectively in harsh environments.

Consumer Goods

Atmel’s products are used in many consumer electronics products. Atmel provides microcontrollers for batteries and battery chargers that minimize power consumption by being “turned on” only when necessary. Its microcontrollers are also offered for lighting controls and touchscreen user interface applications. In addition, Atmel provides secure tamper resistant circuits for embedded personal computer security applications.

Atmel also sells capacitive touch products for Buttons, Sliders and Wheels that are used to provide tactile-based user interfaces for many consumer products. Its technology can be found, for example, in many home appliances, such as washing machines, dryers and refrigerators.

Automotive

The automobile market continues to rely more extensively on electronics solutions. For automotive applications, Atmel provides semiconductors used in electronics for passenger comfort and convenience, infotainment, safety related chassis subsystems, keyless entry solutions, capacitive touch interface including touch screen controllers and capacitive switch controllers. With its introduction of high-voltage and high-temperature capable Ics, Atmel is broadening its automotive reach to systems and controls in the engine compartment. Virtually all of these are application-specific mixed signal ICs. Atmel believes that this market offers longer-term growth opportunities that will be driven by the ongoing demand for sophisticated automotive electronic systems.

Mobile Devices

Mobile devices use many of Atmel’s solutions, including capacitive touchscreen, sensor management and crypto-memory technologies. Atmel offers touch solutions for screen sizes ranging from 1.5” to 23.0”, thereby allowing it to address the smartphone, tablet, Ultrabook and personal computer segments. Product life cycles in these markets tend to be significantly shorter than the life cycle for products in the industrial, general consumer or automotive markets, requiring more frequent product refreshes and ongoing reviews and enhancements of feature sets.

Communications, Networking and Telecommunications

Atmel offers a range of products that are used in two-way pagers, mobile radios, cordless phones, and nonvolatile memory products that are used in the switches, routers, cable modem termination systems and access multiplexers.

Military and Aerospace

The military and aerospace industries require products that will operate under extreme conditions and are tested to higher standards than commercial products. Through foreign subsidiaries, Atmel offers radiation-hardened (“Rad-Hard”) products that meet the unique requirements of space and industrial applications. For these applications, its foreign subsidiaries provide Rad-Hard ASICs, FPGAs, SRAM, nonvolatile memories and microcontrollers. Atmel also offers devices designed for aviation and military applications.

5.	RESEARCH AND DEVELOPMENT

Atmel believes significant investment in research and development is vital to its success, growth and profitability, and will continue to devote substantial resources, including management time, to this activity. Atmel’s primary objectives are to increase performance of its existing products, develop new wafer processing and design technologies and draw upon these technologies, and its experience in embedded applications to create new products.

For the years ended 31 December 2014, 2013 and 2012, Atmel spent $274.6 million, $266.4 million and $251.5 million, respectively, on research and development. Research and development expenses are charged to operations as incurred. Atmel expects these expenditures to continue to be significant in the future as it continues to invest in new products and new manufacturing process technology.

6.	MARKETING AND SALES

Atmel generates its revenue by selling its products directly to OEMs and indirectly to OEMs through its network of global distributors. Atmel markets its products worldwide to a diverse base of OEMs serving primarily commercial markets. Atmel sells its products to large OEM accounts through its direct sales force, manufacturers’ representatives or through national and regional distributors. Atmel’s agreements with its representatives and distributors are generally terminable by either party on short notice, subject to local laws. Direct sales to OEMs as a percentage of Atmel’s net revenue for the year ended 31 December 2014 were 40%, while sales to distributors were 60% of net revenue.

Atmel’s sales outside the U.S. represented 85%, 86% and 87% of its net revenue in 2014, 2013 and 2012, respectively. Atmel expects that revenue from its international customers and sales to distributors will continue to represent a significant portion of its net revenue. International sales and sales to distributors are subject to a variety of risks, including those arising from currency fluctuations, tariffs, trade barriers, taxes, export license requirements, foreign government regulations, and risk of non-payment by distributors.

7.	COMPETITION

Atmel operates in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout its product line, Atmel competes with a number of large semiconductor manufacturers, such as Cypress, Freescale, Infineon, Microchip, NXP Semiconductors, ON Semiconductor, Renesas, Silicon Labs, STMicroelectronics, Synaptics, and Texas Instruments. Some of these competitors have substantially greater financial, technical, marketing and management resources than Atmel does. Atmel also competes with emerging companies that are attempting to sell products in specialized markets that our products address. It competes principally on the basis of the technical innovation and performance of its products, including product speed, density, power consumption, reliability and specialty packaging alternatives, as well as on price and product availability. During the last three years, Atmel has experienced significant price competition in several business segments, especially in its Nonvolatile Memory segment and in its Microcontroller segment for commodity and touch microcontrollers. Atmel expects continuing competitive pressures in its markets from existing competitors and new entrants, new technology and cyclical demand, which, among other factors, will likely result in continuing pressure to reduce future average selling prices for its products.

8.	PATENTS AND LICENSES

Atmel’s success and future product revenue growth depends, in part, on its ability to protect its intellectual property. Atmel relies primarily on patents, copyrights, trademarks and trade secrets, as well as nondisclosure agreements and other methods, to protect its proprietary technologies and processes. However, these may not provide meaningful or adequate protection for all of its IP.

As of 31 December 2014, Atmel had 1,696 U.S. and foreign patents and 763 pending patent applications. These patents and patent applications cover important and fundamental microcontroller, capacitive touch and other technologies that support its product strategy. Atmel operate an internal program to identify patentable developments and it files patent applications wherever necessary to protect its proprietary technologies.

The semiconductor industry is characterized by vigorous protection and pursuit of IP rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. From time to time, Atmel receives communications from third parties asserting patent or other IP rights covering its products or processes. In order to avoid the significant costs associated with the defense in litigation involving such claims, Atmel may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may adversely affect its operating results.

Atmel has several patent license agreements with other companies. In the future, it may be necessary or advantageous for Atmel to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to it on acceptable terms, if at all.

9.	MANUFACTURING

Once Atmel either produces or purchases fabricated wafers, it probes and tests the individual circuits on them to identify those that do not function. After probe, Atmel sends all of its wafers to one of its independent assembly contractors where they are cut into individual chips and assembled into packages. Most of the finished products are given a final test by the assembly contractors although some are shipped to Atmel’s test facilities in the Philippines, where it performs final electrical testing and visual inspection before delivery to customers.

The raw materials and equipment Atmel use to produce its integrated circuits are available from several suppliers. Atmel is not dependent upon any single source of supply. However, some materials have been in short supply in the past and lead times on occasion have lengthened, especially during semiconductor expansion cycles.

As of 31 December 2014, Atmel owned and operated one wafer fabrication facility located in Colorado Springs, Colorado. Consistent with its strategic determination made several years ago to maintain lower fixed costs and capital investment requirements, Atmel relies primarily on third-party semiconductor foundry partners for its most advanced manufacturing requirements.

10.	BACKLOG

Atmel accepts purchase orders for deliveries covering periods from one day up to approximately one year from the date on which the order is placed. However, purchase orders can generally be revised or cancelled by the customer without penalty. In addition, significant portions of its sales are ordered with relatively short lead times, often referred to as “turns business”. Considering these industry practices and its experience, Atmel does not believe the total of customer purchase orders outstanding (backlog) provides meaningful information that can be relied on to predict actual sales for future periods.

11.	SEASONALITY

The semiconductor industry is increasingly characterized by annual seasonality and wide fluctuations of supply and demand. A significant portion of Atmel’s revenue comes from sales to customers supplying consumer markets and from international customers. As a result, its business may be subject to seasonally lower revenue in particular quarters of its fiscal year, especially as many of its larger consumer-focused customers tend to have stronger sales later in the fiscal year as they prepare for the major holiday selling seasons.

The industry has also been affected by significant shifts in consumer demand due to economic downturns or other factors, which may result in volatility in order patterns and lead times, sudden shifts in product demand and periodic production over-capacity. Atmel has, in the past, experienced substantial quarter-to-quarter fluctuations in revenue and operating results and expect, in the future, to continue to experience short term period-to-period fluctuations in operating results due to general industry or economic conditions.

12.	EMPLOYEES

Atmel employed approximately 5,200 and 5,000 employees at 31 December 2014 and 2013, respectively. Atmel’s future success depends in large part on the continued service of its key technical and management personnel and on its ability to continue to attract and retain qualified employees, particularly highly skilled design, process and test engineers necessary for the manufacture of existing products and the research and development of new products and processes. The competition for such personnel is intense, and the loss of key employees could adversely affect Atmel’s business.

13.	ENVIRONMENTAL COMPLIANCE

Atmel is subject to a variety of international, federal, state and local environmental regulations related to, among other matters, the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing processes.

Increasing public attention has been focused on the environmental impact of semiconductor operations. Although Atmel has not experienced any material adverse effect on its operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason Atmel fails to comply with environmental regulations, including to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, it could be subject to substantial liability or penalties or its manufacturing operations could be suspended.

14.	PROPERTIES

At 31 December 2014, Atmel owned the following facilities:

Number of Buildings	Location	Total Square Feet	Use
6	Colorado Springs, Colorado	603,000	Wafer fabrication, research and development, marketing, product design, final product testing.

4	Heilbronn, Germany	778,000	Research and development, marketing and product design. Primarily leased to other companies.

2	Calamba City, Philippines	338,000	Probe operations and final product testing.

6	Rousset, France	1,038,000	Research and development, marketing and product design.

On 23 September 2015, Atmel sold its Heilbronn, Germany real estate. Atmel remains a tenant at this site where it leases approximately 88,000 square feet of office space.

Atmel leases its corporate headquarters in San Jose, California under a long-term lease.

In addition to the facilities Atmel owns, it leases numerous research and development facilities and sales offices in North America, Europe and Asia. Atmel believe that existing facilities are adequate for its current requirements.

Atmel does not identify facilities or other assets by operating segment. Each facility serves or supports multiple products and our product mix changes frequently.

15.	LEGAL PROCEEDINGS

Atmel is party to various legal proceedings. Atmel’s management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on Atmel’s financial position, results of operations and statements of cash flows. If an unfavorable ruling were to occur in any of the legal proceedings described in Note 11 of the Atmel 2014 Financial Statements, there exists the possibility of a material adverse effect on Atmel’s financial position, results of operations and cash flows. For more information regarding certain of these proceedings, see Note 11 of the Atmel 2014 Financial Statements.

Atmel accrues for losses related to litigation that it considers probable and for which the loss can be reasonably estimated. In the event that a loss cannot be reasonably estimated, Atmel does not accrue for such losses. As Atmel continues to monitor these matters or other matters that were not deemed material as of 31 December 2014, its determination could change, however, and it may decide, at some future date, to establish an appropriate reserve. With respect to each of the matters described in Note 11 of the Atmel 2014 Financial Statements, except where noted otherwise, Atmel’s management has determined a potential loss is not probable at this time and, accordingly, no amount has been accrued at 31 December 2014. Atmel’s management makes a determination as to when a potential loss is reasonably possible based on relevant accounting literature and then includes appropriate disclosure of the contingency. Except as otherwise noted in Note 11 of the Atmel 2014 Financial Statements, Atmel’s management does not believe that the amount of loss or a range of possible losses is reasonably estimable.

From time to time, Atmel is notified of claims that its products may infringe patents, or other intellectual property, owned by other parties. Atmel periodically receives demands for indemnification from its customers with respect to intellectual property matters. Atmel also periodically receives claims relating to the quality of its products, including claims for additional labor costs, costs for replacing defective parts, reimbursement to customers for damages incurred in correcting defective products, costs for product recalls or other damages. Receipt of these claims and requests occurs in the ordinary course of its business, and Atmel responds based on the specific circumstances of each event. Atmel undertake an accrual for losses relating to those types of claims when it consider those losses “probable” and when a reasonable estimate of loss can be determined.

Southern District of New York Action by LFR and LFR Employees. On 4 March 2014, LFR and Jean-Yves Guerrini, on behalf of himself and a putative class of LFR employees, filed an action in the United States District Court for the Southern District of New York against Atmel, Atmel’s French subsidiary, Atmel Rousset and LFoundry GmbH (“LF”), LFR’s German parent. The case purports to relate to Atmel Rousset’s June 2010 sale of its wafer manufacturing facility in Rousset, France to LF, and LFR’s subsequent insolvency more than three years later. Atmel and Atmel Rousset moved to dismiss the case on numerous grounds—a motion the District Court granted on 21 July 2015. As a result, the District Court dismissed the case on 21 August 2015. Plaintiffs are appealing the dismissal.

Individual Labour Actions by former LFR Employees. Nearly 600 former employees of LFR have filed individual labor actions against Atmel Rousset in the labour court in Aix-en-Provence, France. As of 30 September 2015, the claimants had not yet provided the legal arguments underpinning their claims, although management believes each will argue that Atmel Rousset, together with LFR, was their co-employer. Atmel Rousset believes each of these actions is entirely devoid of merit and based substantially on the same specious arguments that the Paris Commercial Court summarily rejected in 2014 in related proceedings. Atmel Rousset therefore intends to defend vigorously each of these claims.

16.	SUBSIDIARIES

Atmel is the holding company of an international group of companies. The following is a list of Atmel’s subsidiaries as of 14 October 2015 (the latest practicable date prior to the publication of this document):

ACP Test Company, Inc., a Philippine company

APT Property Investments, Inc., a Philippine company

Atmel Asia Limited, a Hong Kong company

Atmel Automotive GmbH, a German company

Atmel B.V., a Dutch company

Atmel Egypt LLC, an Egyptian limited liability company

Atmel Egypt Holdings, LLC, a Delaware limited liability company

Atmel Europe, a French company

Atmel Global Sales Ltd., a Labuan company

Atmel Hellas S.A., a Greek company

Atmel International Holdings, Ltd., a Bermuda company

Atmel Irving, LLC, a California limited liability company

Atmel Italia SRL, an Italian company

Atmel Japan G.K., a Japanese limited liability company

Atmel Korea Holdings, LLC, a Delaware limited liability company

Atmel Korea LLC, a Korean limited liability company

Atmel Malaysia Sdn. Bhd., a Malaysian company

Atmel Materials International, Ltd., a Bermuda company

Atmel Materials Technologies, LLC, a Delaware limited liability company

Atmel Munich GmbH, a German company

Atmel Nantes SAS, a French company

Atmel Nordic AB, a Swedish company

Atmel North Tyneside Limited, a United Kingdom company

Atmel Norway AS, a Norwegian company

Atmel OY, a Finnish company

Atmel R&D India Private Limited, an Indian company

Atmel Rousset S.A.S., a French company

Atmel San Jose, LLC, a California limited liability company

Atmel SARL, a Swiss company

Atmel Semiconductor Technology (Shanghai) Ltd., a Chinese company

Atmel Singapore Pte. Ltd., a Singaporean company

Atmel Spain, S.A., a Spanish company

Atmel Switzerland SARL, a Swiss company

Atmel Taiwan Limited, a Taiwanese company

Atmel Technologies Ireland Limited, an Irish company

Atmel Technologies U.K. Limited, a United Kingdom company

Atmel Texas L.P., a Texas limited partnership

Atmel Trading Company, Ltd., a Bermuda company

Atmel U.K. Holdings Limited, a United Kingdom company

Atmel U.K. Limited, a United Kingdom company

Atmel Wi-Fi Solutions, Inc., a Delaware corporation

Atmel Wireless MCU Technologies Corporation, a Delaware corporation

EuroFranco Holdings, LLC, a Delaware limited liability company

Newport Media, Inc., a California corporation

Newport Media Kabushiki Kaisha, a Japanese company

NMI India Private Limited, an Indian company

NMI Korea, Inc., a Korean company

Ozmo Limited, a United Kingdom company

QRG EBT Nominees Limited, a United Kingdom company

Temic Semiconductor Test Inc., a Philippine company

TSPIC Corporation, a Philippine company

United Xinshi Information Technology (Shanghai) Co. Ltd., a Chinese company

PART V

OPERATING AND FINANCIAL REVIEW RELATING TO ATMEL

The following discussion of Atmel’s financial condition and results of operations, which has been extracted without material adjustment (except that the description of Atmel’s business has been updated in the Overview and additional non-GAAP gross margin data has been included, which has been extracted without material adjustment from Atmel’s fourth quarter and full year 2014 financial results earnings release issued on 4 February 2015) from Atmel’s Annual Report on Form 10-K for the fiscal year ended 31 December 2014 filed with the SEC on 25 February 2015, should be read together with the consolidated financial statements and related notes set out in Part VI (Historical Financial Information on Atmel) of this document (which have been prepared in accordance with U.S. GAAP). The discussion may contain forward-looking statements based upon Atmel management’s expectations that involve risks and uncertainties. These risks and uncertainties may cause actual results to differ materially from those discussed in the forward-looking statements.

1.	OVERVIEW

Atmel is one of the world’s leading designers, developers and suppliers of general purpose microcontrollers, which are self-contained computers-on-a-chip. Microcontrollers are generally less expensive, consume less power and offer enhanced programming capabilities compared to traditional microprocessors. That product focus has enabled Atmel to develop and maintain a diversified, global customer base that incorporates its semiconductors into industrial and automotive systems, smart energy meters, LED-based lighting systems, digital consumer products, mobile computing devices, communications networks, and other electronics in which its products provide embedded processing and critical interface functions. Leveraging its core microcontroller technologies and competencies, and combining those strengths with its advanced security, wireless and software solutions, Atmel is able to offer one of the market’s most complete, compelling and easy-to-use product portfolios for the rapidly evolving “Internet of Things,” where smart, connected devices and appliances seamlessly and securely interact and share information and provide the underpinnings for new and enhanced industrial, consumer and automotive applications. Extending this portfolio into the “wearables” sector, which crosses multiple segments such as health care, fitness and athletics, Atmel’s solutions can manage multiple accelerometers and other sensors within devices, transmit data from those devices, and provide the ability to track or monitor various activities. Atmel believes the market for microcontrollers that integrate advanced security and wireless functions, or that offer those functions, for example, in stand-alone encryption, authentication or wireless chipsets, as its microcontrollers do, will continue to grow and that Atmel’s ability to deliver integrated solutions in an easy-to-use, readily deployable manner helps to differentiate its products for the “Internet of Things,” “wearables” and automotive sectors. As it focuses resources on those expanding markets, Atmel also continues to serve its extensive historical base of industrial, consumer, aerospace, military and communications customers. Its broad portfolio of touch products and technologies, its ability to integrate silicon and firmware, and its significant experience within the field of human machine interaction, allow Atmel to deliver solutions for industrial, consumer and automotive applications that seek to leverage a “touch” interface, require proximity sensing, demand hover capabilities or implement new methods for improving human computer interaction. Atmel sees these solutions used in touch panels for industrial control systems, household appliances and home automation systems, as well as touch screens integrated within point of sale terminals, automotive consoles, gaming systems and mobile devices that range from handsets and tablets to laptops and other personal computers. Atmel is also a leading supplier of automobile access and networking solutions. The car access products comprise keyless entry solutions for passive entry/go systems, key fob electronics, car side receiver products and immobiliser functionality. The automobile networking products incorporate the latest industry standards and include stand-alone and integrated LIN and CAN transceiver solutions. In addition to those sectors, Atmel continues to design and sell semiconductor products that complement its general microcontroller business, including nonvolatile memory, radio frequency and mixed-signal components and application specific integrated circuits. This expansive product portfolio, sold through Atmel’s global distribution channels to a broad customer base, allows Atmel, it believes, to address a wider range of potential applications than many other companies within its sector and to target market segments in which Atmel expects semiconductor content to continue to increase in the future.

On 4 February 2015, Atmel announced its decision to exit the XSense business and on 16 April 2015, Atmel completed the sale of its XSense manufacturing assets and separately licensed to the buyer its XSense intellectual property assets, which Atmel retained. Atmel incurred restructuring charges in 2015 related to workforce reductions with respect to its decision to exit the XSense business. See Notes 12 and 13 of the Atmel June 2015 Financial Statements for further discussion.

Approximately 20% of Atmel’s 2014 revenue was generated in the Euro currency and approximately 18% of its 2014 operating expenses were incurred in Euro and other non-US currencies. The exchange rate for the Euro against the U.S. dollar declined from 1.38 Euros to the dollar at 1 January 2014 to 1.22 Euros to the dollar at 31 December 2014. It is possible that the exchange rate will decline further in 2015. Decreases in the value of the Euro against the U.S. dollar may cause a reduction in Atmel’s reported revenue and gross margin. Those same decreases may also cause reductions in Atmel’s operating costs, although those decreases may not fully offset decreases in gross margin. See “Risk Factors—Risk Factors Related to Atmel’s Business” of Part II (Risk Factors) of this document.

During the year ended 31 December 2014, Atmel repurchased 16.3 million shares of its common stock in the open market and subsequently retired those shares under its existing stock repurchase program. As of 31 December 2014, $209.1 million remained available for repurchasing common stock under this program.

2.	RESULTS OF OPERATIONS

The following financial information is presented in accordance with U.S. GAAP as applied, and reported, by Atmel in its audited financial statements.

	Years Ended
	December 31, 2014		December 31, 2013		December 31, 2012
	(in thousands, except for percentage of net revenue)
Net revenue	$1,413,334	100.0%	$1,386,447	100.0%	$1,432,110	100.0%
Gross margin	618,630	43.8%	573,625	41.4%	601,319	42.0%
Research and development	274,568	19.4%	266,408	19.2%	251,519	17.6%
Selling, general and administrative	262,031	18.5%	237,559	17.1%	275,257	19.2%
Acquisition-related charges	13,767	1.0%	5,534	0.4%	7,388	0.5%
Restructuring charges	13,882	1.0%	50,026	3.6%	23,986	1.7%
(Recovery) impairment of receivables due from foundry supplier	(485)	—%	(600)	—%	6,495	0.5%
Credit from reserved grant income	—	—%	—	—%	(10,689)	(0.7)%
Gain on sale of assets	(4,364)	(0.3)%	(4,430)	(0.3)%	—	—%
Settlement charges	—	—%	21,600	1.6%	—	—%

Income (loss) from operations	$59,231	4.2%	$(2,472)	(0.2)%	$47,363	3.3%

2.1. Net Revenue

Atmel’s net revenue totaled $1,413.3 million for the year ended December 31, 2014, an increase of 2%, or $26.9 million, from $1,386.4 million in net revenue for the year ended December 31, 2013. Revenue for the year ended December 31, 2014 was higher than 2013 primarily due to revenue growth in the microcontroller and nonvolatile memory segments offset by decline in revenue in Atmel’s multi-market and other segment.

Atmel’s net revenue totaled $1,386.4 million for the year ended December 31, 2013, a decrease of 3%, or $45.7 million, from $1,432.1 million in net revenue for the year ended December 31, 2012. Revenue for the year ended December 31, 2013 was lower than 2012 primarily as a result of the sale of Atmel’s Serial Flash product line in September 2012.

Net revenue denominated in Euros was 20%, 21% and 19% of total net revenue for the years ended December 31, 2014, 2013 and 2012, respectively. Average exchange rates utilised to translate foreign currency revenue and expenses in Euros were approximately 1.34, 1.32 and 1.29 Euros to the dollar for the years ended December 31, 2014, 2013 and 2012, respectively.

2.2. Net Revenue – By Operating Segment

Atmel’s net revenue by operating segment is summarised as follows:

	Years Ended
	December 31, 2014	December 31, 2013	Change	% Change
	(in thousands, except for percentages)
Microcontroller	$994,069	$958,471	$35,598	4%
Nonvolatile Memory	166,768	153,363	13,405	9%
Automotive	153,221	159,774	(6,553)	(4)%
Multi-Market and Other	99,276	114,839	(15,563)	(14)%

Total net revenue	$1,413,334	$1,386,447	$26,887	2%

	Years Ended
	December 31, 2013	December 31, 2012	Change	% Change
	(in thousands, except for percentages)
Microcontroller	$958,471	$959,742	(1,271)	—%
Nonvolatile Memory	153,363	208,434	(55,071)	(26)%
Automotive	159,774	147,222	12,552	9%
Multi-Market and Other	114,839	116,712	(1,873)	(2)%

Total net revenue	$1,386,447	$1,432,110	$(45,663)	(3)%

2.2.1. Microcontroller

Microcontroller segment net revenue increased 4% to $994.1 million for the year ended December 31, 2014 compared to $958.5 million for the year ended December 31, 2013. Revenue increased primarily as a result of stronger demand from the industrial, automotive and communications end markets and the inclusion of revenue from Newport Media, Inc. (“NMI”), which Atmel acquired in July 2014. Microcontroller net revenue represented 70%, 69% and 67% of total net revenue for the years ended December 31, 2014, 2013 and 2012, respectively.

Microcontroller segment net revenue decreased to $958.5 million for the year ended December 31, 2013 compared to $959.7 million for the year ended December 31, 2012.

2.2.2. Nonvolatile Memory

Nonvolatile Memory segment net revenue increased 9% to $166.8 million for the year ended December 31, 2014 compared to $153.4 million for the year ended December 31, 2013. The increase was mainly due to stronger demand for Atmel’s EEPROM products and secure cryptographic products.

Nonvolatile Memory segment net revenue decreased 26% to $153.4 million for the year ended December 31, 2013 from $208.4 million for the year ended December 31, 2012. The decrease was primarily due to the lower demand in Atmel’s serial EE products and the sale of its Serial Flash product line which accounted for 19% of total Nonvolatile Memory segment revenue for the year ended December 31, 2012.

2.2.3. Automotive

Automotive segment net revenue decreased 4% to $153.2 million for the year ended December 31, 2014 from $159.8 million for the year ended December 31, 2013. This decrease was primarily related to a decline in Atmel’s legacy products that are approaching end-of-life, partially offset by an increase in demand for its RF automotive products.

Automotive segment net revenue increased 9% to $159.8 million for the year ended December 31, 2013 from $147.2 million for the year ended December 31, 2012. This increase was primarily related to an increase in demand for Atmel’s high-voltage products, partially offset by a decline in demand for legacy GPS products.

2.2.4. Multi-Market and Other

Multi-Market and Other segment net revenue decreased to $99.3 million for the year ended December 31, 2014 compared to $114.8 million for the year ended December 31, 2013. The decrease resulted primarily from a decline in Atmel’s aerospace business.

Multi-Market and Other segment net revenue decreased 2% to $114.8 million for the year ended December 31, 2013 from $116.7 million for the year ended December 31, 2012. This decrease was primarily due to a decrease in demand for Atmel’s legacy custom and programmable products, partially offset by an increase in demand for its aerospace products specifically space and military/aerospace products.

2.3. Net Revenue by Geographic Area

Atmel’s net revenue by geographic area for the year ended December 31, 2014, compared to the years ended December 31, 2013 and 2012, is summarised in the table below. Revenue is attributed to regions based on the location to which Atmel ships. See Note 14 of the Atmel 2014 Financial Statements for further discussion.

	Years Ended
	December 31, 2014	December 31, 2013	Change	% Change
	(in thousands, except for percentages)
Asia	$811,721	$818,703	$(6,982)	(1)%
Europe	359,214	354,409	4,805	1%
United States	211,532	192,878	18,654	10%
Other*	30,867	20,457	10,410	51%

Total net revenue	$1,413,334	$1,386,447	$26,887	2%

	Years Ended
	December 31, 2013	December 31, 2012	Change	% Change
	(in thousands, except for percentages)
Asia	$818,703	$862,901	$(44,198)	(5)%
Europe	354,409	353,377	1,032	—%
United States	192,878	189,699	3,179	2%
Other*	20,457	26,133	(5,676)	(22)%

Total net revenue	$1,386,447	$1,432,110	$(45,663)	(3)%

*	Primarily includes South Africa, and Central and South America

Net revenue outside the United States accounted for 85%, 86% and 87% of Atmel’s net revenue for the years ended December 31, 2014, 2013 and 2012, respectively.

Atmel’s net revenue in Asia decreased $7.0 million, or 1%, for the year ended December 31, 2014, compared to the year ended December 31, 2013. The decrease was primarily due to weaker demand for the mobility and consumer end markets, partially offset by stronger demand for the industrial end market. Atmel’s net revenue in Asia decreased $44.2 million, or 5%, for the year ended December 31, 2013, compared to the year ended December 31, 2012. The decrease was primarily due to the sale of Atmel’s Serial Flash product line in September 2012 and the loss of revenue related to that business. Net revenue for the Asia region was 58%, 59% and 60% of total net revenue for the year ended December 31, 2014, 2013 and 2012, respectively.

Atmel’s net revenue in Europe increased $4.8 million, or 1%, for the year ended December 31, 2014, compared to the year ended December 31, 2013. The increase resulted primarily from stronger demand in the automotive and consumer end markets.

Atmel’s net revenue in Europe remained relatively flat for the year ended December 31, 2013, compared to the year ended December 31, 2012. Net revenue for the Europe region was 25%, 26% and 25% of total net revenue for the years ended December 31, 2014, 2013 and 2012, respectively.

Atmel’s net revenue in the United States increased by $18.7 million, or 10%, for the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to increased demand in the automotive and consumer end markets.

Atmel’s net revenue in the United States increased by $3.2 million, or 2%, for the year ended December 31, 2013, compared to the year ended December 31, 2012 primarily due to increased demand for microcontrollers partially offset by the sale of Atmel’s Serial Flash product line in September 2012 and the loss of revenue related to that business. Net revenue for the U.S. region was 15%, 14% and 13% of total net revenue for the years ended December 31, 2014, 2013 and 2012, respectively.

2.4. Revenue and Costs – Impact from Changes to Foreign Exchange Rates

Changes in foreign exchange rates have historically had an effect on Atmel’s net revenue and operating costs. Net revenue denominated in foreign currencies, primarily Euros, was 20%, 21% and 19% of Atmel’s total net revenue for the years ended December 31, 2014, 2013 and 2012, respectively.

Costs denominated in foreign currencies were 18%, 18% and 19% of Atmel’s total costs for the years ended December 31, 2014, 2013 and 2012, respectively.

Average exchange rates utilized to translate foreign currency revenue and expenses denominated in Euros were approximately 1.34,1.32 and 1.29 Euros to the dollar for the years ended December 31, 2014, 2013 and 2012, respectively.

For the year ended December 31, 2014, changes in foreign exchange rates based on the average exchange rates referred to above had a favorable overall effect on Atmel’s operating results. Atmel’s net revenue for the year ended December 31, 2014, however, would have been approximately $3.7 million lower had the average exchange rate in such year remained the same as the average rate in effect for the year ended December 31, 2013. Atmel’s income from operations would have been approximately $3.1 million lower had the average exchange rate in the year ended December 31, 2014 remained the same as the average exchange rate in the year ended December 31, 2013.

The exchange rate for the Euro against the U.S. dollar declined from 1.38 Euros to the dollar at January 1, 2014 to 1.22 Euros to the dollar at December 31, 2014. Additionally, Atmel have seen further decline in the exchange rate in early 2015. Decreases in the value of the Euro to the U.S. dollar may cause a reduction in Atmel’s reported revenue.

For the year ended December 31, 2013, changes in foreign exchange rates had a favorable overall effect on Atmel’s operating results. Atmel’s net revenue for the year ended December 31, 2013 would have been approximately $8.2 million lower had the average exchange rate in such year remained the same as the average rate in effect for the year ended December 31, 2012. Atmel’s income from operations would have been approximately $4.0 million lower had the average exchange rate in the year ended December 31, 2013 remained the same as the average exchange rate in the year ended December 31, 2012.

2.5. Gross Margin

Atmel’s gross margin was 43.8% for the year ended December 31, 2014 compared to 41.4% for the year ended December 31, 2013, primarily due to manufacturing cost improvements and conclusion of Atmel’s legacy “take-or-pay” wafer supply agreements. These improvements were partially offset by a $3.5 million loss, net of insurance recovery, related to the manufacturing facility damage and unplanned shutdown at Atmel’s Colorado Springs plant that occurred in December 2013 and continued into early 2014. Atmel expects to realize further gross margin benefit through 2015 from ongoing cost reductions and improved utilization.

Atmel’s non-GAAP gross margin was 46.3% for the year ended December 31, 2014 compared to 42.5% for the year ended December 31, 2013, primarily due to manufacturing cost improvements and conclusion of Atmel’s legacy “take-or-pay” wafer supply agreements.

Atmel assessed its XSense assets in the fourth quarter of 2014 for possible impairment as changes in circumstances indicated that the carrying value of its assets might not be recoverable. As a result, Atmel recognized a non-cash impairment charge of $25.3 million primarily related to production equipment used in that business and $1.3 million related to write-off of an equipment deposit. That impairment charge and write-off have been included in the consolidated statements of operations as cost of revenue.

Gross margin decreased to 41.4% for the year ended December 31, 2013, compared to 42.0% for the year ended December 31, 2012. Gross margin in 2013 was negatively affected by lower sales, a weaker pricing environment on selected products, the residual effects of Atmel’s legacy European “take-or-pay” wafer supply agreements, a $7.4 million charge related to loss from a foundry arrangement and a $2.2 million loss from the damage and shutdown that occurred at its Colorado Springs wafer manufacturing facility in late December 2013. The total decrease was partially offset by manufacturing cost improvements. Over the past several years, Atmel transitioned its business to a “fab-lite” manufacturing model, lowering its fixed costs and capital investment requirements by selling manufacturing operations and transitioning to foundry partners. Atmel currently owns and operates one wafer fabrication facility in Colorado Springs, Colorado.

Inventory increased to $278.2 million at December 31, 2014 from $275.0 million at December 31, 2013. The increase was driven by an increase in raw material on hand in alignment with an upturn in factory activity. In addition, inventory build related to the conclusion of Atmel’s legacy “take-or-pay” wafer supply agreements ended in 2013 resulting in improved alignment, throughout 2014, between customer demand and inventory on hand. As a result, Atmel recorded lower inventory write-downs for potentially unsellable inventory. Inventory write-downs, if undertaken, may affect Atmel’s results of operations, including gross margin, depending on the nature of those adjustments. If the demand for certain semiconductor products declines or does not materialize as Atmel expect, it could be required to record additional write-downs, which would adversely affect its gross margin.

For the year ended December 31, 2014, Atmel manufactured approximately 58% of its products in its own wafer fabrication facility compared to 52% for the year ended December 31, 2013.

Atmel’s cost of revenue includes the costs of wafer fabrication, assembly and test operations, inventory write-downs, royalty expense, freight costs and share-based compensation expense. Atmel’s gross margin as a percentage of net revenue fluctuates depending on product mix, manufacturing yields, utilization of manufacturing capacity, reserves for excess and obsolete inventory, and average selling prices, among other factors.

2.6. Research and Development

Research and development (“R&D”) expenses increased 3%, or $8.2 million, to $274.6 million for the year ended December 31, 2014 from $266.4 million for the year ended December 31, 2013. R&D expenses increased, compared to the same period in 2013, primarily due to R&D expense related to Atmel’s acquisition of NMI and the reversal of share-based compensation expense allocated to R&D as a result of not meeting performance targets under Atmel’s 2011 Long-Term Incentive Plan. Those increases were partially offset by higher R&D tax credits. As a percentage of net revenue, R&D expenses totaled 19% for both the years ended December 31, 2014 and December 31, 2013.

R&D expenses increased 6%, or $14.9 million, to $266.4 million for the year ended December 31, 2013 from $251.5 million for the year ended December 31, 2012. This increase was primarily due to higher material expense required for the continued development of XSense products. R&D expenses for the year ended December 31, 2013, were unfavorably affected by approximately $2.1 million of foreign exchange rate fluctuations, compared to rates in effect for the year ended December 31, 2012. As a percentage of net revenue, R&D expenses totaled 19% for the year ended December 31, 2013, compared to 18% for the year ended December 31, 2012.

Atmel receives R&D grants from various European research organizations, the benefit of which is recognized as an offset to related research and development costs. Atmel recognized benefits of $4.0 million, $5.0 million and $4.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Atmel’s internally developed process technologies are an important part of new product development. Atmel continues to invest in developing process technologies emphasizing wireless, high voltage, analog, digital, and embedded memory manufacturing processes. Atmel’s technology development groups, in partnership with certain external foundries, are developing new and enhanced fabrication processes. Atmel believes this investment allows it to bring new products to market faster, add innovative features and achieve performance improvements. Atmel believes that continued strategic investments in process technology and product development are essential for it to remain competitive in the markets it serves.

2.7. Selling, General and Administrative

Selling, general and administrative (“SG&A”) expenses increased 10%, or $24.5 million, to $262.0 million for the year ended December 31, 2014 from $237.6 million for the year ended December 31, 2013. The increase of SG&A expenses, compared to the same period in 2013, primarily related to the reversal of shared-based compensation expense allocated to SG&A in the year ended December 31, 2013 as Atmel did not meet its performance targets under its 2011 Long-Term Incentive Plan and the write-off of a doubtful accounts receivable from a contract manufacturer in 2014. As a percentage of net revenue, SG&A expenses totaled 19% for the year ended December 31, 2014, compared to 17% for the year ended December 31, 2013.

SG&A expenses decreased 14%, or $37.7 million, to $237.6 million for the year ended December 31, 2013 from $275.3 million for the year ended December 31, 2012. The decrease in SG&A expense was primarily due to lower share-based compensation, reduced legal fees and reduced employee-related costs resulting from restructuring activities. SG&A expenses were unfavorably affected by approximately $1.3 million of foreign exchange rate fluctuations, compared to rates in effect for the year ended December 31, 2012. As a percentage of net revenue, SG&A expenses totaled 17% for the year ended December 31, 2013, compared to 19% for the year ended December 31, 2012.

2.8. Share-Based Compensation

Atmel primarily issues restricted stock units to its employees as equity compensation. Employees may also participate in an Employee Stock Purchase Program (“ESPP”) that offers the ability to purchase stock through payroll withholdings at a discount to the market price. Atmel did not issue stock options to Atmel’s employees as equity compensation in any of the years ended December 31, 2014, 2013 and 2012. Share-based compensation expense for any stock options and ESPP shares is based on the fair value of the award at the measurement date (grant date). The compensation amount for those options is calculated using a Black-Scholes option valuation model.

For restricted stock unit awards, the compensation amount is determined based upon the market price of Atmel’s common stock on the grant date. Share-based compensation for restricted stock units, other than performance-based units described below, is recognized as an expense over the applicable vesting term for each employee receiving restricted stock units.

The recognition as expense of the fair value of performance-related share-based awards is determined based upon management’s estimate of the probability and timing for achieving the associated performance criteria, utilizing the fair value of the common stock on the grant date. Share-based compensation for performance-related awards is recognized over the estimated performance period, which may vary from period to period based upon management’s estimates of achievement and the timing to achieve the related performance goals. These awards vest once the performance criteria are met.

The following table summarizes share-based compensation included in operating results:

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Cost of Revenue	$6,356	$5,889	$8,052
Research and Development	17,569	14,852	22,825
Selling, General and Administrative	35,754	22,383	41,565

Total share-based Compensation Expense, before Income Taxes	59,679	43,124	72,442
Tax Benefit	(11,423)	(7,707)	(12,060)

Total share-based Compensation Expense, net of Income Taxes	$48,256	$35,417	$60,382

In December 2014, Atmel adopted the Atmel 2015 Long-Term Performance-Based Incentive Plan (the “2015 Plan”), which provides for the grant of performance-based restricted stock units to certain participants. Performance metrics for the 2015 Plan are based on Atmel’s publicly- reported non-GAAP earnings per share growth rate from 2014 to 2015 (calculated for the fiscal years ended 2014 and 2015, respectively) compared to the adjusted earnings per share growth rates of companies included within the Philadelphia Semiconductor Sector Index during the same period. Vesting of performance-based restricted stock units under the 2015 Plan is expected to commence, assuming achievement of the underlying performance metrics, in the first calendar quarter of 2016.

In December 2013, Atmel adopted the Atmel 2014 Long-Term Performance-Based Incentive Plan (the “2014 Plan”), which provided for the grant of performance-based restricted stock units using metrics based principally on corporate level and business unit non-GAAP gross margin performance. Atmel recorded total share-based compensation expense related to performance-based restricted stock units of $2.6 million under the 2014 Plan in the year ended December 31, 2014.

The performance period under Atmel’s 2011 Plan, adopted in May 2011, ended on December 31, 2013. Atmel recognized a share-based compensation expense of $0.6 million and a share-based compensation credit of $14.5 million under the 2011 Plan in the years ended December 31, 2014 and 2013, respectively. The credit recorded in the year ended December 31, 2013 resulted from finalizing Atmel’s estimates regarding the achievement of certain performance criteria established under the 2011 Plan and increasing its forfeiture rate estimates for those performance-based restricted stock units. Atmel recorded total share-based compensation expense related to performance-based restricted stock units of $12.7 million under the 2011 Plan in the year ended December 31, 2012.

Until restricted stock units are vested, they do not have the voting rights of common stock and the shares underlying the awards are not considered issued and outstanding.

2.9. Acquisition-Related Charges (Credit)

Atmel recorded total acquisition-related charges of $13.8 million, $5.5 million and $7.4 million for the years ended December 31, 2014, 2013 and 2012, respectively, related to its acquisitions of NMI in July 2014, Integrated Device Technology (“IDT”) in March 2013 and Ozmo, Inc. (“Ozmo”) in December 2012.

Included in those acquisition-related charges is amortization of $8.9 million, $6.0 million and $5.6 million for the years ended December 31, 2014, 2013 and 2012, respectively, associated with customer relationships, developed technology, trade name, non-compete agreements and backlog. Atmel estimates that charges related to amortization of intangible assets will be approximately $11.4 million for 2015.

Atmel also recorded other compensation related charges (credit) for these acquisitions of $2.3 million, $(0.5) million and $1.8 million for the years ended December 31, 2014, 2013 and 2012, respectively, related to its acquisitions noted above.

2.10. Restructuring Charges

The following table summarizes the activity to the accrual for restructuring charges detailed by event:

December 31, 2014
	Q2’10	Q2’12	Q1’13	Q3’13	Q3’14	Q4’14	Total 2014 Activity
	(in thousands)
Balance at January 1, 2014 – Restructuring Accrual	$281	$897	$22,949	$1,314	$—	$—	$25,441
Charges (credits) – Employee termination costs, net of change in estimate	—	—	(2,077)	(292)	1,397	14,854	13,882
Non-cash – Other	—	—	—	—	(321)	—	(321)
Payments – Employee termination costs	—	(878)	(16,773)	(1,018)	(55)	(346)	(19,070)
Payments – Other	—	—	—	—	—	—	—
Foreign exchange (gain) loss	—	—	(111)	5	(101)	—	(207)

Balance at December 31, 2014 – Restructuring Accrual	$281	$19	$3,988	$9	$920	$14,508	$19,725

December 31, 2013
	Q2’10	Q2’12	Q4’12	Q1’13	Q3’13	Total 2013 Activity
	(in thousands)
Balance at January 1, 2013 – Restructuring Accrual	$439	$7,418	$8,365	$—	$—	$16,222
Charges (credits) – Employee termination costs, net of change in estimate	—	(13)	(2,077)	44,084	2,043	44,394
Charges – Other	—	—	—	453	—	453
Payments – Employee termination costs	(158)	(6,508)	(6,400)	(21,873)	(723)	(35,662)
Payments – Other	—	—	(229)	(453)	—	(682)
Foreign exchange (gain) loss	—	—	(16)	738	(6)	716

Balance at December 31, 2013 – Restructuring Accrual	$281	$897	$—	$22,949	$1,314	$25,441

Non-cash Charges (see discussion below)	$—	$—	$68	$5,111	$—	$5,179

December 31, 2012
	Q3’08	Q2’10	Q2’12	Q4’12	Total 2012 activity
	(in thousands)
Balance at January 1, 2012 – Restructuring Accrual	$301	$1,846	$—	$—	$2,147
Charges – Employee termination costs, net of change in estimate	—	924	11,724	10,843	23,491
Charges – Other	—	—	—	495	495
Payments – Employee termination costs	(301)	(1,902)	(4,486)	(2,973)	(9,662)
Foreign exchange (gain) loss	—	(429)	180	—	(249)

Balance at December 31, 2012 – Restructuring Accrual	$—	$439	$7,418	$8,365	$16,222

Atmel records restructuring liabilities related to workforce reductions when the accounting recognition criteria are met and consistent with management’s approval and commitment to the restructuring plans in each particular quarter. The restructuring plans identify the number of employees to be terminated, job classifications and functions, location and the date the plan is expected to be completed.

2.10.1. 2014 Restructuring Charges

Restructuring charges were recorded in the third and fourth quarter of 2014. The charges primarily related to workforce reductions in France. These actions were intended to align operating expenses with macroeconomic conditions and revenue outlooks, and to improve operational efficiency, competitiveness and business profitability. In connection with formulating this restructuring plan, during the third and fourth quarters of 2014, Atmel confidentially negotiated and developed a “social plan” in coordination and consultation with the local Works Council. This social plan, which is subject to French law, set forth general parameters, terms and benefits for both voluntary and involuntary employee dismissals.

Atmel expects to incur restructuring charges in 2015 related to workforce reductions anticipated to occur with respect to our decision to exit the XSense business.

2.10.2. 2013 Restructuring Charges

Restructuring charges were recorded in the first and third quarters of 2013. The charge in the first quarter of 2013 was primarily related to workforce reductions at Atmel’s subsidiaries in Rousset, France (“Rousset”), Nantes, France (“Nantes”), and Heilbronn, Germany (“Heilbronn”). The charge in the third quarter of 2013 related primarily to workforce reduction in the U.S. and Norway.

Rousset and Nantes

In 2013, each of Rousset and Nantes restructured operations to further align operating expenses with macroeconomic conditions and revenue outlooks, and to improve operational efficiency, competitiveness and business profitability. In connection with formulating these restructuring plans, during the first quarter of 2013, Rousset and Nantes each confidentially negotiated and developed “social plans” in coordination and consultation with their respective local Works Councils. These social plans, which are subject to French law, set forth general parameters, terms and benefits for both voluntary and involuntary employee dismissals. The restructuring charges related to Rousset and Nantes were $32.9 million, including net non-cash charges of $5.1 million. Total net non-cash charges comprised impairment charges of $6.7 million, which was partially offset by pension curtailment gain of $1.6 million, as discussed further below.

Substantially all of the affected employees ceased active service as of June 30, 2014. There were no significant changes to the plan and no material modifications or changes were made after implementation began.

Atmel vacated a building in Rousset, France in September 2013. Due to ongoing restructuring activities, Atmel evaluated the carrying value of this building and a building located in Greece which is also no longer used in operations. Based on this evaluation, Atmel determined that the Rousset and Greece buildings with carrying amounts of $10.1 million and $2.7 million, respectively, were impaired and wrote them down to their estimated fair value of $5.0 million and $1.1 million, respectively. Total impairment charges of $6.7 million were recorded as restructuring expense. Fair value was based on independent third-party appraisal or estimated selling price.

As a result of these workforce reductions, Atmel recognized pension curtailment gain of $1.6 million in the fourth quarter of 2013 upon termination of the affected employees. Such amount was recorded as a credit to the total restructuring expense in 2013.

Heilbronn

In 2013, Heilbronn, and a related site in Ulm, Germany, restructured operations to further align operating expenses with macroeconomic conditions and revenue outlooks, and to improve operational efficiency, competitiveness and business profitability. In connection with formulating this restructuring plan, initial discussions with local Works Councils in Heilbronn and Ulm began in the first quarter of 2013. The restructuring charges related to Heilbronn were $15.8 million.

Atmel anticipates all affected employees will cease active service on or before the end of the fourth quarter of 2015. Atmel are not expecting significant changes to the plan or material modifications or changes after implementation.

The restructuring charges recorded in the first quarter of 2013 also included $0.9 million relating to U.S. and other countries.

U.S. and Norway

Restructuring charges recorded in the third quarter of 2013 were primarily related to workforce reductions in the U.S. and Norway amounting to $2.0 million. The workforce reductions were designed to further align operating expenses with macroeconomic conditions and revenue outlook, and to improve operational efficiency, competitiveness and business profitability. Restructuring charges related to these workforce reductions were paid to affected employees after their dismissal date.

There have been no significant changes to the plan, and no material modifications or changes have been made after the implementation began.

2.10.3. 2012 Restructuring Charges

Restructuring charges were recorded in the second and fourth quarters of 2012. The charge in the second quarter of 2012 related primarily to workforce reductions at Atmel’s subsidiaries in Heilbronn and in the U.S. The charge in the fourth quarter of 2012 related primarily to workforce reductions in the U.S. and at certain European and Asian subsidiaries.

Heilbronn

In connection with formulating a workforce-reduction plan in Heilbronn, initial discussions with the local Works Council began in the first quarter of 2012. The workforce reduction was intended to improve Heilbronn’s operating efficiency, competitiveness and business profitability. The restructuring charges recorded in 2012 related to Heilbronn were $8.5 million.

Substantially all of the affected employees ceased active service as of December 31, 2013. There were no significant changes to the plan and no material modifications or changes were made after implementation began.

U.S. and other locations

With respect to the restructuring charge recorded in the second quarter of 2012, Atmel started formulating the underlying restructuring plan during the second quarter. With respect to the restructuring charge recorded in the fourth quarter of 2012, Atmel started formulating the underlying restructuring plan during the third quarter. These workforce reductions were designed to further align Atmel’s global operating expenses with macroeconomic conditions and revenue outlooks, and to improve operational efficiency, competitiveness and business profitability. The restructuring charges recorded in 2012 related to U.S. and other locations were $14.6 million, including $0.5 million related to a building lease termination.

All affected employees have ceased active service. There were no significant changes to the plans and no material modifications or changes were made after implementation began.

Based on the information available to us as of 25 February 2015, and the dates on which employees affected by the restructuring are currently expected to cease their service with Atmel, and assuming the absence of material labor discord, litigation or other unforeseen issues arising with respect to these matters, savings in 2014 from Atmel’s previously disclosed restructuring actions were approximately $42.0 million, comprising approximately $19.0 million from cost of sales, approximately $15.0 million from research and development expense and approximately $8.0 million from selling, general and administrative expense. Atmel expects, to the extent consistent with its assumptions regarding these matters as discussed above and assuming no other material changes in its business, incremental annual savings after these restructuring actions have been completed of approximately $9.0 million per year, comprising approximately $4.0 million from cost of sales, approximately $3.0 million from research and development expense and approximately $2.0 million from selling, general and administrative expense. These amounts do not include savings Atmel expects to realize resulting from its decision to exit the XSense business. Actual savings realized may, however, differ if Atmel’s assumptions are incorrect or if other unanticipated events occur. Savings may also be offset, or additional expenses incurred, if, and when, Atmel makes additional investments in labor, materials or capital in its business in the future; savings achieved in connection with one series of restructuring activities may not necessarily be indicative of savings that may be realized in other restructuring activities. Nor may the timing of savings realized in connection with Atmel’s restructuring actions be similar to, or consistent with, the timing of benefits realized in other restructuring activities that it may undertake at any time.

2.11. Loss from European Foundry Arrangements

In December 2008, an Atmel subsidiary entered into a take-or-pay agreement to purchase wafers from a European foundry that had acquired one of Atmel’s former European manufacturing operations. In connection with the anticipated expiration of this agreement, Atmel notified customers, in the fourth quarter of 2012, of its end-of-life process and requested that customers provide to us last-time-buy orders. To the extent that Atmel believes it has excess wafers that remain after satisfying anticipated customer demand, it estimated a probable loss for those excess wafers, which was approximately $10.6 million. Atmel, therefore, recorded a charge in that amount to cost of revenue in the consolidated statements of operations for the year ended December 31, 2012. During 2013, Atmel recognized a charge to cost of revenue of $7.4 million, which comprised a write-off of excess wafers in the amount of $10.4 million and a write-off of wafer prepayment in the amount of $1.9 million, which were partially offset by a reduction of a previously recorded liability from a take-or-pay arrangement of $4.9 million. These transactions resulted from the insolvencies of two of Atmel’s foundry suppliers.

In June 2010, in connection with the sale of one of Atmel’s former European manufacturing operations, one of its subsidiaries leased facilities to the acquirer of those operations and has charged that acquirer for rent and other occupancy costs. In the fourth quarter of 2012, Atmel recorded a loss of $6.5 million on receivables from that tenant based on financial and other circumstances affecting the collectibility of those receivables, which is reflected under the caption of “impairment of receivables from foundry supplier” in the consolidated statements of operations for the year ended December 31, 2012.

2.12. Credit from Reserved Grant Income

In March 2012, the Greek government executed a ministerial decision related to an outstanding state grant previously made to a Greek subsidiary. Consequently, Atmel recognized a benefit of $10.7 million in its results for the year ended March 31, 2012, resulting from the reversal of a reserve previously established for that grant.

2.13. Gain on Sale of Assets

In connection with Atmel’s 2007 sale of land and other assets in North Tyneside, England, it had previously sold a portion of its net operating loss carryforwards related to its North Tyneside operations. Following the closure by the relevant tax authorities of matters relating to the surrender of those net operating losses, Atmel recorded a gain of $4.4 million, net of related fees of $0.5 million, as gain on sale of assets and $1.3 million as interest income in its consolidated statement of operations for the year ended December 31, 2014. See Note 15 of Atmel 2014 Financial Statements for further discussion.

On September 28, 2012, Atmel sold its Serial Flash product line. Under the terms of the sale agreement, Atmel transferred assets to the buyer, which assumed certain liabilities, in return for cash consideration of $25.0 million. As part of the sale transaction, Atmel granted the buyer an exclusive option to purchase its remaining $7.0 million of Serial Flash inventory, which the buyer fully exercised during 2013. As a result of the sale of that $7.0 million of remaining inventory, Atmel recorded a gain of $4.4 million in its consolidated statements of operations in fiscal year 2013 to reflect receipt of payment upon exercise of the related purchase option and the completion of the sale of the Serial Flash product line.

2.14. Interest and Other Income (Expense), Net

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Interest and other (expense) income	$(199)	$1,911	$(1,358)
Interest expense	(2,618)	(2,208)	(4,130)
Foreign exchange transaction gains	812	2,256	363

Total	$(2,005)	$1,959	$(5,125)

Interest and other income (expense), net, resulted in expense of $2.0 million for the year ended December 31, 2014 compared to an income of $2.0 million for the year ended December 31, 2013 primarily due to higher interest and other expense and lower net foreign exchange gains. Included in interest expense was $0.9 million of expense due to borrowings under the Credit Agreement which was used in Atmel’s acquisition of NMI. Included in interest and other (expense) income, was Atmel’s proportionate share of losses from an investment in a privately-held company that provides facilities services to Atmel’s site in Heilbronn Germany; these losses were accounted for under the equity method and equaled $2.0 million for the year ended December 31, 2014. The losses were partially offset by interest income of $1.3 million from the finalization of the sale of North Tyneside net operating losses. Atmel continues to have balance sheet exposures in foreign currencies subject to exchange rate fluctuations and may incur further gains or losses in the future as a result of such foreign exchange exposures.

Interest and other expense, net, for the year ended December 31, 2013 resulted in income of $2.0 million when compared to the same period in 2012, primarily due to lower interest expense, lower loss from an equity investment in a privately held entity and higher foreign exchange gains.

2.15. Provision for Income Taxes

Atmel recorded a provision for income taxes of $22.0 million, $21.5 million and $11.8 million in the years ended December 31, 2014, 2013 and 2012, respectively. For the year ended December 31, 2014, the effective tax rate is higher than the 35% U.S. federal statutory income tax rate primarily due to higher taxes and related reserves in non-U.S. jurisdictions, partially offset by the benefit of the U.S. research and development tax credit, which was reinstated in Q4 2014. For the year ended December 31, 2013, the effective tax rate was higher than the 35% U.S. federal statutory rate primarily due to tax reserves related to an ongoing non-U.S audit and a non-U.S. audit settlement. For the year ended December 31, 2012, the effective tax rate was lower than the U.S. federal statutory income tax rate of 35% primarily due to income recognized in lower tax rate jurisdictions.

Atmel regularly assesses its tax provision in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which we do business. Atmel has tax audits in progress in various non-U.S. jurisdictions, including jurisdictions where it has or has had significant operations. To the extent the final tax liabilities are different from the amounts accrued, the increases or decreases will be recorded as income tax expense or benefit in the period of final or effective resolution.

3.	LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2014, Atmel had $206.9 million of cash, cash equivalents and short-term investments, compared to $279.1 million at December 31, 2013. The decrease in cash balances in the year ended December 31, 2014 resulted principally from payments made for Atmel’s July 2014 acquisition of NMI, common stock repurchases and the timing of vendor payables and customer receivables. Atmel’s current asset to liability ratio, calculated as total current assets divided by total current liabilities, was 2.71 at December 31, 2014 compared to 2.90 at December 31, 2013. Working capital, calculated as total current assets less total current liabilities, decreased to $502.7 million at December 31, 2014, compared to $559.1 million at December 31, 2013. Cash provided by operating activities was $179.8 million and $127.1 million for the year ended December 31, 2014 and 2013, respectively, and capital expenditures totaled $44.7 million and $35.1 million for the year ended December 31, 2014 and 2013, respectively.

As of December 31, 2014, of the $206.9 million aggregate cash and cash equivalents and short-term investments held by Atmel, the amount of cash and cash equivalents held by its foreign subsidiaries was $178.9 million. If the funds held by Atmel’s foreign subsidiaries were needed for its operations in the United States, the repatriation of some of these funds to the United States could require payment of additional U.S. taxes.

Senior Secured Revolving Credit Facility

On December 6, 2013, Atmel entered into a $300 million, senior secured revolving credit facility (the “Atmel Credit Facility”), the terms of which are set forth in a Credit Agreement dated as of December 6, 2013 among Atmel, the Lenders from time to time party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, and Union Bank N.A., BNP Paribas and SunTrust Bank as co-syndication agents. Atmel may increase the aggregate availability under the Atmel Credit Facility through a customary “accordion” feature in an amount not to exceed $250 million.

Borrowings under the Atmel Credit Facility are available for general corporate purposes, including working capital, stock repurchases, acquisitions and other purposes. The Atmel Credit Facility matures on the earlier of (x) December 6, 2018 or (y) 180 days prior to the maturity date of any Permitted Convertible Notes (as defined in the Atmel Credit Facility) if Atmel does not otherwise have available sufficient unrestricted cash and other investments to redeem the “Permitted Convertible Notes.”

On July 29, 2014, Atmel borrowed $90.0 million under the Atmel Credit Facility to assist with the acquisition of NMI. Interest on the borrowed amount equals the applicable periodic LIBOR rate, plus 1.25% per annum, and was $0.9 million for the year December 31, 2014. The Atmel Credit Facility matures on December 6, 2018. At December 31, 2014, after repayments, Atmel had $75.0 million of outstanding borrowings under the Atmel Credit Facility and it was in compliance with all its financial covenants under the Credit Agreement.

3.1. Operating Activities

Net cash provided by operating activities was $179.8 million for the year ended December 31, 2014, compared to $127.1 million for the year ended December 31, 2013. Net cash provided by operating activities for the year ended December 31, 2014 was determined primarily by adjusting net income of $35.2 million for non-cash depreciation and amortization charges of $60.2 million, share-based compensation charges of $59.7 million and asset impairment charges of $26.6 million.

Net cash provided by operating activities was $127.1 million for the year ended December 31, 2013, compared to $200.7 million for the year ended December 31, 2012. Net cash provided by operating activities for the year ended December 31, 2013 was determined primarily by adjusting net loss of $22.1 million for non-cash depreciation and amortization charges of $75.1 million and share-based compensation charges of $43.1 million.

Accounts receivable increased by 7% or $15.3 million to $222.0 million at December 31, 2014, from $206.8 million at December 31, 2013. The average number of days of accounts receivable outstanding increased to 58 days for the three months ended December 31, 2014 from 53 days for the three months ended December 31, 2013.

Inventories increased to $278.2 million at December 31, 2014 from $275.0 million at December 31, 2013. Inventories consist of raw wafers, purchased foundry wafers, work-in-progress and finished units. Atmel’s number of days of inventory decreased to 123 days for the three months ended December 31, 2014 from 124 days for the three months ended December 31, 2013.

3.2. Investing Activities

Net cash used in investing activities was $181.3 million for the year ended December 31, 2014, compared to net cash used in investing activities of $59.1 million for the year ended December 31, 2013. For the year ended December 31, 2014, Atmel paid $44.7 million for acquisitions of fixed assets as compared to $35.1 million in the year ended December 31, 2013. For the year ended December 31, 2014, Atmel paid $139.6 million for acquisitions of businesses, net of cash acquired, as compared to $25.9 million for the year ended December 31, 2013.

Net cash used in investing activities was $59.1 million for the year ended December 31, 2013, compared to $51.9 million for the year ended December 31, 2012. For the year ended December 31, 2013, Atmel paid $35.1 million for acquisitions of fixed assets as compared to $38.3 million in the year ended December 31, 2012. For the year ended December 31, 2013, Atmel paid $25.9 million for acquisitions of businesses, net of cash acquired, as compared to $43.5 million for the year ended December 31, 2012.

Atmel anticipates expenditures for capital purchases in 2015 to be similar to expenditures in 2014 and to be used principally to maintain existing manufacturing operations and improve IT systems.

3.3. Financing Activities

Net cash used in financing activities was $66.7 million and $88.6 million for the years ended December 31, 2014 and 2013, respectively. The cash used was primarily related to stock repurchases of $130.4 million in the year ended December 31, 2014, compared to stock repurchases of $87.8 million in the year ended December 31, 2013 and tax payments related to shares withheld for vested restricted stock units of $25.1 million for the year ended December 31, 2014, compared to $20.3 million for the year ended December 31, 2013. During the year ended December 31, 2014, Atmel borrowed $90.0 million under the Atmel Credit Facility to assist with the acquisition of NMI and made principal repayments of $15.0 million during the fourth quarter of 2014. During the year ended December 31, 2014, Atmel repurchased 16.3 million shares of its common stock in the open market and subsequently retired those shares under its existing stock repurchase program. As of December 31, 2014, $209.1 million remained available for repurchases under this program. Proceeds from the issuance of common stock related to exercises of stock options and Atmel’s employee stock purchase plan totaled $13.5 million and $22.9 million for the years ended December 31, 2014 and 2013, respectively.

Net cash used in financing activities was $88.6 million and $182.6 million for the years ended December 31, 2013 and 2012, respectively. The cash used was primarily related to stock repurchases of $87.8 million in the year ended December 31, 2013, compared to stock repurchases of $179.6 million in the year ended December 31, 2012 and tax payments related to shares withheld for vested restricted stock units of $20.3 million for the year ended December 31, 2013, compared to $19.8 million for the year ended December 31, 2012. During the year ended December 31, 2013, Atmel repurchased 12.2 million shares of its common stock in the open market and subsequently retired those shares under its existing stock repurchase program. Proceeds from the issuance of common stock related to exercises of stock options and its employee stock purchase plan totaled $22.9 million and $15.5 million for the years ended December 31, 2013 and 2012, respectively.

Atmel believes its existing balances of cash and cash equivalents, together with anticipated cash flow from operations, and borrowing availability under the Atmel Credit Facility will be sufficient to meet its liquidity and capital requirements over the next twelve months. Atmel also expects its operations to generate positive cash flow over that twelve month period.

Since a substantial portion of Atmel’s operations is conducted through its foreign subsidiaries, its cash flow, ability to service debt, and payments to vendors are partially dependent upon the liquidity and earnings of its subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to us. Atmel’s foreign subsidiaries are separate and distinct legal entities and may be subject to local legal or tax requirements, or other restrictions that may limit their ability to transfer funds to other group entities including the U.S. parent entity, whether by dividends, distributions, loans or other payments.

During 2015 and in future years, Atmel’s ability to make necessary capital investments or strategic acquisitions, or to pay cash dividends, will depend on its ability to continue to generate sufficient cash flow from operations and to obtain adequate financing if necessary. Atmel believe it has sufficient working capital to fund its future operations, with $206.9 million in cash and cash equivalents as of December 31, 2014, expected future cash flows from operations and borrowing availability under the Atmel Credit Facility or other financing arrangements.

4.	OFF-BALANCE SHEET ARRANGEMENTS (INCLUDING GUARANTEES)

See the paragraph under the heading “Guarantees” in Note 11 of the Atmel 2014 Financial Statements for a discussion of off- balance sheet arrangements.

5.	CONTRACTUAL OBLIGATIONS

The following table describes Atmel’s commitments to settle contractual obligations in cash as of December 31, 2014. See Note 11 of the Atmel 2014 Financial Statements for further discussion.

	Payments Due by Period
Contractual Obligations:	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in thousands)
Debt (a)	$8,847	$—	$75,000	$—	$83,847
Capital purchase commitments	4,305	—	—	—	4,305
Manufacturing suppliers open commitments	41,934	—	—	—	41,934
Estimated pension plan benefit payments (b)	546	1,430	2,188	9,474	13,638
Operating leases (c)	9,799	16,593	12,675	18,385	57,452
Other obligations (d)	6,935	2,513	—	1,587	11,035

Total	$72,366	$20,536	$89,863	$29,446	$212,211

(a)	Debt relates to an amount previously advanced from a foreign government which is repayable in 2015 and borrowings under the Credit Agreement which matures on December 6, 2018.
(b)	The “More than 5 years” amount represents the estimated payments to be made in years 5 through 10. Estimated payments beyond 10 years are not practical to estimate. See Note 13 to the Notes to Consolidated Financial Statements for further discussion.
(c)	Operating leases include the San Jose headquarters lease of $41.1 million and other worldwide operating leases of $16.4 million.
(d)	Other obligations consist of $9.4 million of obligations relating to software rights and $1.6 million relating to a loan from an entity in which we have an equity investment.

The contractual obligation table above excludes certain estimated tax liabilities of $48.6 million as of December 31, 2014 because Atmel cannot make a reliable estimate of the timing of tax audits, related outcomes and related future tax payments. However, these estimated tax liabilities for uncertain tax positions are included in Atmel’s consolidated balance sheet. See Notes 2 and 12 of the Atmel 2014 Financial Statements for further discussion.

6.	RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. Atmel is evaluating the effect that ASU 2014-09 will have on Atmel’s consolidated financial statements and related disclosures. Atmel has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard sets forth Atmel management’s responsibility to evaluate, each reporting period, whether there is substantial doubt about Atmel’s ability to continue as a going concern, and if so, to provide related footnote disclosures. The standard is effective for annual reporting periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Atmel does not believe that the adoption of this guidance will have any material impact on its financial position or results of operations.

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires Atmel to make judgments, assumptions, and estimates that affect the amounts reported in the Atmel 2014 Financial Statements and accompanying notes. Note 1 of the Atmel 2014 Financial Statements describes the significant accounting policies and methods used in the preparation of the Atmel 2014 Financial Statements. Atmel considers the accounting policies described below to be its critical accounting policies. These critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Atmel 2014 Financial Statements and actual results could differ materially from the amounts reported based on these policies.

7.1. Revenue Recognition

Atmel sells its products to original equipment manufacturers and distributors and recognize revenue when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection is reasonably assured. Allowances for sales returns and other credits are recorded at the time of sale.

Contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents are used to verify delivery. Atmel assesses whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Atmel assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. Sales terms do not include post-shipment obligations except for product warranty, as described in Note 1 the Atmel 2014 Financial Statements.

For sales to certain distributors (primarily based in the U.S. and Europe) with agreements allowing for price protection and product returns, historically Atmel has not had the ability to estimate future claims at the point of shipment, and given that price is not fixed or determinable at that time, revenue is not recognized until the distributor sells the product to its end customer.

For sales to independent distributors in Asia, excluding Japan, Atmel invoices these distributors at full list price upon shipment and issue a rebate, or “credit,” once product has been sold to the end customer and the distributor has met certain reporting requirements. After reviewing the more limited pricing, rebate and quotation-related terms, Atmel concluded that it could reliably estimate future credits or rebates, and therefore, recognize revenue at the point of shipment for its Asian (excluding Japan) distributors, assuming all of the other revenue recognition criteria are met, utilizing amounts invoiced, less estimated future credits or rebates.

Atmel’s revenue reporting is highly dependent on receiving accurate and timely data from its distributors. Distributors provide Atmel periodic data regarding the product, price, quantity, and end customer when products are resold as well as the quantities of its products they still have in stock. Because the data set is large and complex and because there may be errors in the reported data, Atmel must use estimates and apply judgments to reconcile distributors’ reported inventories to their activities. Actual results could vary from those estimates.

7.2. Allowance for Doubtful Accounts and Sales Returns

Atmel must make estimates of potential future product returns and revenue adjustments related to current period product revenue. Atmel’s management analyzes historical returns, current economic trends in the semiconductor industry, changes in customer demand and acceptance of Atmel products when evaluating the adequacy of its allowance for sales returns. If Atmel’s management made different judgments or utilized different estimates, material differences in the amount of its reported revenue may result. Atmel provide for sales returns based on its customer experience and its expectations for revenue adjustments based on economic conditions within the semiconductor industry.

Atmel maintains an allowance for doubtful accounts for losses that it estimates will arise from its customers’ inability to make required payments. Atmel makes its estimate of the uncollectibility of its accounts receivable by analyzing specific customer creditworthiness, historical bad debts and current economic trends. At December 31, 2014 and 2013, the allowance for doubtful accounts was approximately $5.9 million and $1.9 million, respectively.

7.3. Income Taxes

In calculating its income tax expense, it is necessary to make certain estimates and judgments for financial statement purposes that affect the recognition of tax assets and liabilities.

Atmel records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While Atmel considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that it determines that it would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the net deferred tax asset would decrease income tax expense in the period such determination is made. Likewise, should Atmel determine that it would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the net deferred tax asset would increase income tax expense in the period such determination is made. In assessing the realizability of deferred tax assets, Atmel evaluates both positive and negative evidence that may exist and consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Any adjustment to the net deferred tax asset valuation allowance would be recorded in the consolidated statements of operations for the period that the adjustment is determined to be required.

Atmel’s income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. Atmel’s tax filings, however, are subject to audit by the respective tax authorities. Accordingly, Atmel recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different from the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations.

7.4. Valuation of Inventory

Atmel’s inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Cost includes labor, including share-based compensation costs, materials, depreciation and other overhead costs, as well as factors for estimated production yields and scrap. Determining market value of inventories involves numerous judgments, including average selling prices and sales volumes for future periods. Atmel primarily utilizes selling prices in its period ending backlog for measuring any potential declines in market value below cost. Any adjustment for market value provision is charged to cost of revenue at the point of market value decline.

Atmel evaluates its ending inventories for excess quantities and obsolescence on a quarterly basis. This evaluation includes analysis of historical and forecasted sales levels by product and other factors, including, but not limited to, competitiveness of product offerings, market conditions and product lifecycles. Actual demand may be lower, or market conditions less favorable, than those projected by Atmel. This difference could have a material adverse effect on Atmel’s gross margin should inventory write-downs beyond those initially recorded become necessary. Alternatively, should actual demand and market conditions be more favorable than those estimated by Atmel, gross margin could be favorably impacted.

Atmel adjusts the cost basis for inventories on hand in excess of forecasted demand. In addition, Atmel writes off inventories that are considered obsolete. Obsolescence is determined based on several factors, including competitiveness of product offerings, market conditions and product life cycles. Increases to the provision for excess and obsolete inventory are charged to cost of revenue. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If this lower-cost inventory is subsequently sold, it will result in lower costs and higher gross margin for those products.

7.5. Fixed Assets

Atmel reviews the carrying value of fixed assets for impairment when events and circumstances indicate that the carrying value of an asset or group of assets may not be recoverable from the estimated future cash flows expected to result from its use and/or disposition. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current, historical or projected losses that demonstrated continuing losses associated with an asset, (iv) significant decline in Atmel’s market capitalization for an extended period of time relative to net book value, (v) recent changes in Atmel’s manufacturing model, and (vi) Atmel management’s assessment of future manufacturing capacity requirements. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the estimated fair value of the assets. The estimation of future cash flows involves numerous assumptions, which require Atmel’s judgment, including, but not limited to, future use of the assets for its operations versus sale or disposal of the assets, future-selling prices for its products and future production and sales volumes. In addition, Atmel must use its judgment in determining the groups of assets for which impairment tests are separately performed.

Atmel’s business requires investment in manufacturing facilities that are technologically advanced but can quickly become significantly underutilized or rendered obsolete by rapid changes in demand for semiconductors produced in those facilities.

Atmel estimates the useful life of its manufacturing equipment, which is the largest component of its fixed assets, to be seven years. Atmel bases its estimate on its experience with acquiring, using and disposing of equipment over time. Useful lives for fixed assets may be evaluated from time to time to determine whether they require adjustment to reflect new or additional information.

During the first quarter of 2014, Atmel revised its accounting estimate for the expected useful life of manufacturing equipment from five years to seven years. In reviewing the useful life of the Atmel’s remaining manufacturing equipment during the fourth quarter of 2013, Atmel determined that the adoption of its manufacturing “lite” strategy, the consolidation of its back-end subcontracting activities during the prior several years and the transition of its business to common test platforms had resulted in an extension of the economic life of those assets. Atmel’s management believes that this change better reflects the expected economic benefits from the use of its manufacturing equipment over time based on an analysis of historical experience and general industry practices. The revised useful life of the manufacturing equipment decreased Atmel’s depreciation by approximately $18.0 million for the year ended December 31, 2014. This change had the effect of increasing net income by $12.8 million for the year ended December 31, 2014. As the inventory turns, the quarterly benefit of the depreciation change will be recognized. The savings from the change in depreciation decreases to zero by the end of 2015.

Depreciation and amortization, over specified periods, may be affected by any change in estimated useful lives. Depreciation expense is a major element of Atmel’s manufacturing cost structure. Atmel begin depreciation on new equipment when it is ready for its intended use. The aggregate amount of fixed assets under construction for which depreciation was not being recorded was approximately $9.8 million and $17.2 million as of December 31, 2014 and 2013, respectively.

7.6. Valuation of Goodwill and Intangible Assets

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired. Atmel reviews goodwill and intangible assets with indefinite lives for impairment annually at the beginning of the fourth quarter of each year and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. While Atmel is permitted to conduct a qualitative assessment to determine whether it is necessary to perform a two-step quantitative goodwill impairment test, for its annual goodwill impairment test in the fourth quarter of fiscal 2014, it performed a quantitative test for all of its reporting units with goodwill. The performance of the test involves a two-step process. The first step requires comparing the fair value of each of Atmel’s reporting units to its net book value, including goodwill. Atmel has three reporting units with goodwill, the fair values of which are determined based on an income approach, whereby it calculates the fair value of the reporting unit based on the present value of estimated future cash flows, which are formed by evaluating operating plans. A potential impairment exists if the fair value of the reporting unit is lower than its net book value. The second step of the process is only performed if a potential impairment exists, and it involves determining the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then Atmel records an impairment loss equal to the difference. Atmel has not been required to perform this second step of the process because the fair value of its reporting units have exceeded their net book value for the year ended December 31, 2014.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions may include revenue growth rates and operating margins used to calculate projected future cash flows, risk- adjusted discount rates, and future economic and market conditions. Failure to achieve these expected results may cause a future impairment of goodwill at the reporting unit. In addition, Atmel makes certain judgments and assumptions in allocating shared assets and liabilities to individual reporting units to determine the carrying amount for each reporting unit.

Purchased intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that we may not be able to recover the asset’s carrying amount.

7.7. Share-Based Compensation

Atmel determines the fair value of options and ESPP on the measurement date utilizing an option-pricing model, which is affected by its common stock price as well as a change in assumptions regarding a number of subjective variables. These variables include, but are not limited to: expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors during the expected period between the stock option vesting date and the stock option exercise date. For performance-based restricted stock units, Atmel is required to assess the probability of achieving certain financial objectives at the end of each reporting period. Based on the assessment of this probability, which requires subjective judgment, Atmel records share-based compensation expense before the performance criteria are actually fully achieved, which may then be reversed in future periods if it determines that it is no longer probable that the objectives will be achieved. The expected cost of each award is reflected over the performance period and is reduced for estimated forfeitures. The fair value of a restricted stock unit is equivalent to the market price of Atmel’s common stock on the measurement date. Atmel recognizes stock-based compensation expense on a straight-line basis over the service period of each separately vesting portion of the award, which is generally three years.

7.8. Restructuring Charges

Atmel’s restructuring accruals include primarily payments to employees for severance, termination fees associated with leases, and other contracts and other costs related to the closure of facilities. Accruals are recorded when Atmel’s management has approved a plan to restructure operations and a liability has been incurred. The restructuring accruals are based upon Atmel’s management estimates at the time they are recorded. These estimates can change depending upon changes in facts and circumstances subsequent to the date the original liability was recorded.

7.9. Litigation

Atmel accrues for losses related to litigation, including intellectual property, commercial and other litigation, if a loss is probable and the loss can be reasonably estimated. Atmel regularly evaluates current information available to determine whether accruals for litigation should be made. If Atmel were to determine that such a liability was probable and could be reasonably estimated, the adjustment would be charged to income in the period such determination was made.

PART VI

HISTORICAL FINANCIAL INFORMATION ON ATMEL

This Part VI (Historical Financial Information on Atmel) contains consolidated financial information for Atmel for the three years ended 31 December 2012, 31 December 2013 and 31 December 2014. The information contained in this Part VI (Historical Financial Information on Atmel) has been extracted without material adjustment from the audited financial statements of Atmel as published in Atmel’s Form 10-K filing for the year ended 31 December 2014 with the SEC.

The consolidated financial statements for the years 31 December 2012, 31 December 2013 and 31 December 2014, as previously published by the Atmel Group, have been prepared in accordance with U.S. GAAP, which differs in certain significant respects from IFRS as applied by Dialog in its audited consolidated financial statements for the year ended 31 December 2014. For a summary of the key differences between IFRS and U.S. GAAP, please refer to Part VII (Summary of Significant Differences between IFRS and U.S. GAAP).

In this Part VII (Historical Financial Information on Atmel) only, “we”,“us”, “our” or “the Company” refers to Atmel, and “Board of Directors” refers to the board of directors of Atmel.

1.	CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands, except for per share data)
Net revenue	$1,413,334	$1,386,447	$1,432,110
Operating expenses
Cost of revenue	794,704	812,822	830,791
Research and development	274,568	266,408	251,519
Selling, general and administrative	262,031	237,559	275,257
Acquisition-related charges	13,767	5,534	7,388
Restructuring charges	13,882	50,026	23,986
(Recovery) impairment of receivables from foundry supplier	(485)	(600)	6,495
Credit from reserved grant income	—	—	(10,689)
Gain on sale of assets	(4,364)	(4,430)	—
Settlement charges	—	21,600	—

Total operating expenses	1,354,103	1,388,919	1,384,747

Income (loss) from operations	59,231	(2,472)	47,363
Interest and other (expense) income, net	(2,005)	1,959	(5,125)

Income (loss) before income taxes	57,226	(513)	42,238
Provision for income taxes	(22,018)	(21,542)	(11,793)

Net income (loss)	35,208	(22,055)	30,445
Less: net income attributable to noncontrolling interest, net of taxes	(3,013)	—	—

Net income (loss) attributable to Atmel	$32,195	$(22,055)	$30,445

Basic net income (loss) per share attributable to Atmel:
Net income (loss) per share	$0.08	$(0.05)	$0.07

Weighted-average shares used in basic net income (loss) per share calculations	419,103	427,460	433,017

Diluted net income (loss) per share attributable to Atmel:
Net income (loss) per share	$0.08	$(0.05)	$0.07

Weighted-average shares used in diluted net income (loss) per share calculations	420,910	427,460	437,582

The accompanying notes are an integral part of the Atmel 2014 Financial Statements.

2.	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Net income (loss)	$35,208	$(22,055)	$30,445
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments, net of tax benefit (expense)	(13,899)	3,325	3,902
Actuarial (losses) gains related to defined benefit pension plans, net of tax benefit (expense) of $2,826 in 2014, $(1,210) in 2013 and $2,628 in 2012	(6,309)	2,913	(6,778)
Unrealized holding (losses) gains on investments arising during period, net of tax benefit	(771)	147	(946)
Reclassification adjustment for other-than-temporary impairment in value of investments, net of tax benefit	—	—	786
Other comprehensive (loss) income	(20,979)	6,385	(3,036)
Total comprehensive income (loss)	14,229	(15,670)	27,409
Less: net income attributable to noncontrolling interest, net of taxes	(3,013)	—	—

Comprehensive income (loss) attributable to Atmel	$11,216	$(15,670)	$27,409

The accompanying notes are an integral part of the Atmel 2014 Financial Statements.

3.	CONSOLIDATED BALANCE SHEETS

	December 31, 2014	December 31, 2013
	(in thousands, except for par value)
ASSETS
Current assets
Cash and cash equivalents	$206,937	$276,881
Short-term investments	—	2,181
Accounts receivable, net of allowance for doubtful accounts of $5,945 and $1,926, respectively	222,021	206,757
Inventories	278,242	274,967
Prepaids and other current assets	89,101	92,234

Total current assets	796,301	853,020
Fixed assets, net	158,281	184,983
Goodwill	191,088	108,240
Intangible assets, net	50,286	28,116
Other assets	166,348	178,167

Total assets	$1,362,304	$1,352,526

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	$97,467	$95,872
Accrued and other liabilities	139,696	155,406
Deferred income on shipments to distributors	49,059	42,594
Current portion of long-term debt	7,413	—

Total current liabilities	293,635	293,872
Other long-term liabilities	198,670	120,727

Total liabilities	492,305	414,599

Commitments and contingencies (Note 11)
Stockholders’ equity
Preferred stock; par value $0.001; Authorized: 5,000 shares; no shares issued and outstanding	—	—
Common stock; par value $0.001; Authorized: 1,600,000 shares; Shares issued and outstanding: 416,178 at December 31, 2014 and 425,390 at December 31, 2013, respectively	416	425
Additional paid-in capital	756,760	838,908
Accumulated other comprehensive (loss) income	(8,182)	12,797
Retained earnings	117,992	85,797

Total Atmel stockholders’ equity	866,986	937,927
Noncontrolling interest	3,013	—

Total stockholders’ equity	869,999	937,927

Total liabilities and stockholders’ equity	$1,362,304	$1,352,526

The accompanying notes are an integral part of the Atmel 2014 Financial Statements.

4.	CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Cash flows from operating activities
Net income (loss)	$35,208	$(22,055)	$30,445
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	60,152	75,084	76,933
Curtailment gain	—	(1,607)	—
Loss (gain) from foundry arrangement	—	(3,034)	10,628
(Recovery) impairment of receivables from foundry supplier	(485)	(600)	6,495
Provision for doubtful accounts	4,054	(22)	(18)
Asset impairment charges	26,624	7,502	—
(Gains) losses on sale of assets, net	(4,364)	(886)	264
Deferred income taxes	18,507	(8,660)	(23,459)
Write-off of equipment deposit	1,730	—	—
Realized (gain) loss on short-term investments	(385)	—	1,037
Accretion of interest on long-term debt	1,756	1,113	1,017
Share-based compensation expense	59,679	43,124	72,442
Excess tax benefit on share-based compensation	(1,601)	(2,260)	(1,264)
Other non-cash (gains) losses, net	(6,881)	(1,201)	2,934
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable	(17,070)	(18,171)	24,362
Inventories	3,922	69,460	10,250
Current and other assets	1,253	(14,050)	32,406
Trade accounts payable	(332)	(13,655)	38,644
Accrued and other liabilities	(10,161)	12,912	(66,255)
Income taxes payable	1,717	(9,238)	2,251
Deferred income on shipments to distributors	6,465	13,368	(18,394)

Net cash provided by operating activities	179,788	127,124	200,718

Cash flows from investing activities
Acquisitions of fixed assets	(44,693)	(35,117)	(38,289)
Proceeds from the sale of business	—	5,092	26,908
Proceeds from the sale of fixed assets	73	3,100	—
Acquisition of businesses, net of cash acquired	(139,580)	(25,852)	(43,499)
Acquisitions of intangible assets	(3,341)	(6,328)	(4,000)
Proceeds from sale of North Tyneside asset	3,219	—	—
Sales or maturities of marketable securities	3,071	—	4,450
Investment in private companies	—	—	(2,500)
Decrease in long-term restricted cash	—	—	5,000

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Net cash used in investing activities	(181,251)	(59,105)	(51,930)

Cash flows from financing activities
Proceeds from issuance of debt	90,000	—	—
Principal payments on debt and capital leases	(16,353)	(3,644)	—
Debt issuance cost	—	(2,051)	—
Repurchases of common stock	(130,383)	(87,781)	(179,579)
Proceeds from issuance of common stock	13,538	22,948	15,537
Tax payments related to shares withheld for vested restricted stock units	(25,128)	(20,315)	(19,830)
Excess tax benefit on share-based compensation	1,601	2,260	1,264

Net cash used in financing activities	(66,725)	(88,583)	(182,608)
Effect of exchange rate changes on cash and cash equivalents	(1,756)	4,075	(2,241)
Net decrease in cash and cash equivalents	(69,944)	(16,489)	(36,061)
Cash and cash equivalents at beginning of the period	276,881	293,370	329,431

Cash and cash equivalents at end of the period	$206,937	$276,881	$293,370

Supplemental cash flow disclosures:
Interest paid	$860	$912	$242
Income taxes (refund) paid	$(7,300)	$13,761	$16,064
Supplemental non-cash investing and financing activities disclosures:
(Decrease) increase in accounts payable related to fixed assets purchases	$(1,393)	$4,825	$(803)
Decrease in liabilities related to intangible assets purchases	$(3,341)	$(6,328)	$(4,000)
Additional consideration payable related to acquisition	$—	$—	$18,225

The accompanying notes are an integral part of the Atmel 2014 Financial Statements.

5.	CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock
	Shares	Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive (loss) Income	Retained Earnings	Noncontrolling Interest	Total
	(in thousands)
Balances, December 31, 2011	442,389	$442	$995,147	$9,448	$77,407	$—	$1,082,444
Net income	—	—	—	—	30,445	—	30,445
Other comprehensive loss	—	—	—	(3,036)	—	—	(3,036)
Share-based compensation expense	—	—	71,974	—	—	—	71,974
Equity related restructuring charges	—	—	413	—	—	—	413
Tax benefit on share-based compensation expense	—	—	(1,738)	—	—	—	(1,738)
Exercise of stock options	1,239	2	4,578	—	—	—	4,580
Issuance of common stock under employee stock purchase plan	1,770	2	10,955	—	—	—	10,957
Vested restricted stock units	7,975	8	—	—	—	—	8
Shares withheld for employee taxes related to vested restricted stock units	(2,100)	(2)	(19,828)	—	—	—	(19,830)
Repurchase of common stock	(22,680)	(23)	(179,556)	—	—	—	(179,579)

Balances, December 31, 2012	428,593	429	881,945	6,412	107,852	—	996,638
Net loss	—	—	—	—	(22,055)	—	(22,055)
Other comprehensive income	—	—	—	6,385	—	—	6,385
Share-based compensation expense	—	—	42,454	—	—	—	42,454
Equity related restructuring charges	—	—	566	—	—	—	566
Tax benefit on share-based compensation expense	—	—	(913)	—	—	—	(913)
Exercise of stock options	2,990	3	12,340	—	—	—	12,343
Issuance of common stock under employee stock purchase plan	1,920	2	10,603	—	—	—	10,605
Vested restricted stock units	7,335	7	(7)	—	—	—	—
Shares withheld for employee taxes related to vested restricted stock units	(3,256)	(4)	(20,311)	—	—	—	(20,315)
Repurchase of common stock	(12,192)	(12)	(87,769)	—	—	—	(87,781)

	Common Stock
	Shares	Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive (loss) Income	Retained Earnings	Noncontrolling Interest	Total
	(in thousands)
Balances, December 31, 2013	425,390	425	838,908	12,797	85,797	—	937,927
Net income attributable to Atmel Corporation	—	—	—	—	32,195	—	32,195
Other comprehensive loss	—	—	—	(20,979)	—	—	(20,979)
Noncontrolling interest	—	—	—	—	—	3,013	3,013
Share-based compensation expense	—	—	59,816	—	—	—	59,816
Exercise of stock options	603	—	2,362	—	—	—	2,362
Issuance of common stock under employee stock purchase plan	1,695	2	11,166	—	—	—	11,168
Vested restricted stock units	7,972	8	—	—	—	—	8
Shares withheld for employee taxes related to vested restricted stock units	(3,211)	(3)	(25,125)	—	—	—	(25,128)
Repurchase of common stock	(16,271)	(16)	(130,367)	—	—	—	(130,383)

Balances, December 31, 2014	416,178	$416	$756,760	$(8,182)	$117,992	$3,013	$869,999

The accompanying notes are an integral part of the Atmel 2014 Financial Statements.

6.	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Atmel Corporation (collectively, including its wholly-owned subsidiaries, “Atmel” or the “Company”) is one of the world’s leading designers, developers and suppliers of microcontrollers, which are self-contained computers-on-a-chip. Microcontrollers are generally less expensive, consume less power and offer enhanced programming capabilities compared to traditional microprocessors. The Company’s microcontrollers and related products are used in many of the world’s leading industrial, consumer and automotive electronic products, mobile computing and communications devices, including smartphones, tablets and personal computers, and other electronics products in which they provide core, embedded processing functionalities for, among other things, system control and interface functions, touch and proximity sensing, sensor management, security, encryption and authentication, wireless connectivity and battery management. With the Company’s microcontroller, encryption and wireless technologies, and the systems, combinations and modules the Company can offer with those stand-alone or integrated capabilities, the Company believes that it has a compelling set of products for the “Internet of Things,” where smart, connected devices and appliances seamlessly and securely share data and information. These products are also well suited for the “wearables” sector, where the Company’s microcontrollers may be used to manage multiple accelerometers or sensors within a device, to communicate information from that device to a gateway, or to track or monitor other activities. The Company also continues to seek opportunities to enhance human machine interaction, or HMI, by leveraging the Company’s touch experience, the Company’s microcontroller know-how and the Company’s significant intellectual property (“IP”) portfolio. In addition, the Company designs and sells other semiconductor products that complement the Company’s microcontroller business, including nonvolatile memory, radio frequency and mixed-signal components and application specific integrated circuits. The Company’s product portfolio allows the Company to address a broad range of high growth applications, including, for example, industrial, building and home electronics systems, smart meters used for utility monitoring and billing, commercial, residential and architectural LED-based lighting systems, touch panels used in household and industrial appliances, medical devices, aerospace and military products and systems, and a growing universe of electronic-based automotive systems where semiconductor content has increased rapidly. The Company believes the market for microcontrollers that offer integrated security, encryption and wireless functions will continue to grow. That growth offers the Company significant emerging opportunities in the “Internet of Things”, “wearables,” automotive and HMI markets in addition to the industrial, consumer, aerospace and communications sectors in which the Company has historically participated.

Principles of Consolidation

The consolidated financial statements include the accounts of Atmel and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in these financial statements include provision for excess and obsolete inventory, sales return reserves, share-based compensation expense, allowances for doubtful accounts receivable, warranty accruals, estimates for useful lives associated with long-lived assets, asset impairment charges, recoverability of goodwill and intangible assets, restructuring charges, fair value of net assets held for sale, liabilities for uncertain tax positions, and deferred tax asset valuation allowances. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For certain of Atmel’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other current assets and current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these items. Investments in debt securities are carried at fair value based on quoted market prices. The estimated fair value has been determined by the Company using available market information. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that Atmel could realize in a current market exchange. The use of different market assumptions and/ or estimation methodologies could have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents

Investments with an original or remaining maturity of 90 days or less, as of the date of purchase, are considered cash equivalents, and consist of highly liquid money market instruments.

Atmel maintains its cash balances at a variety of financial institutions and has not experienced any material losses relating to such instruments. Atmel invests its excess cash in accordance with its investment policy that has been reviewed and approved by the Board of Directors.

Investments

All of the Company’s investments are classified as available-for-sale. Available-for-sale securities with an original or remaining maturity of greater than 90 days, as of the date of purchase, are classified as short-term when they represent investments of cash that are intended for use in current operations. Investments in available-for-sale securities are reported at fair value with unrealized (losses) gains, net of related tax, included as a component of accumulated other comprehensive income.

The Company’s marketable securities include auction-rate securities. The Company monitors its investments for impairment periodically and recognizes an impairment charge when the decline in the fair value of these investments is judged to be other-than temporary. Significant judgment is used to identify events or circumstances that would likely have a significant adverse effect on the future use of the investment. The Company considers various factors in determining whether impairment is other-than-temporary, including the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and the Company’s ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery of market value. The Company’s investments include an auction-rate security with a fair value of $1.1 million at both December 31, 2014 and 2013, which is structured with short-term interest rate reset dates of either 7 days or 28 days, and contractual maturities that can be in excess of 10 years. The Company evaluates its portfolio by continuing to monitor the credit rating and interest yields of these auction-rate securities and status of reset at each auction date.

Accounts Receivable

An allowance for doubtful accounts is calculated based on the aging of Atmel’s accounts receivable, historical experience, and management judgment. Atmel writes off accounts receivable against the allowance when Atmel determines a balance is uncollectible and no longer intends to actively pursue collection of the receivable. In the year ended December 31, 2014, the Company recorded $4.1 million in bad debt expenses primarily due to an amount deemed uncollectible from a contract manufacturer. The Company’s bad debt expenses (recoveries) were not material for the years ended December 31, 2013 and 2012.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Market is based on estimated net realizable value. Determining market value of inventories involves numerous judgments, including estimating average selling prices and sales volumes for future periods. The Company establishes provisions for lower of cost or market and excess and obsolescence write-downs, which are charged to cost of revenue. The Company makes a determination regarding excess and obsolete inventory on a quarterly basis. This determination requires an estimation of the future demand for the Company’s products and involves an analysis of historical and forecasted sales levels by product, competitiveness of product offerings, market conditions, product lifecycles, as well as other factors. Excess and obsolete inventory write-downs are recorded when the inventory on hand exceeds management’s estimate of future demand for each product and are charged to cost of revenue.

The Company’s inventories include parts that have a potential for rapid technological obsolescence and are sold in a highly competitive industry. The Company writes down inventory that is considered excess or obsolete. When the Company recognizes a loss on such inventory, it establishes a new, lower-cost basis for that inventory, and subsequent changes in facts and circumstances will not result in the restoration or increase in that newly established cost basis. If inventory with a lower-cost basis is subsequently sold, it will result in higher gross margin for the products making up that inventory.

Fixed Assets

The Company’s business requires investment in manufacturing facilities that are technologically advanced but can quickly become significantly underutilized or rendered obsolete by rapid changes in demand for semiconductors produced in those facilities. The Company estimates the useful life of its manufacturing equipment, which is the largest component of our fixed assets, to be seven years. The Company bases its estimate on its experience with acquiring, using and disposing of equipment over time. Useful lives for fixed assets may be evaluated from time to time to determine whether they require adjustment to reflect new or additional information.

During the first quarter of 2014, the Company revised its accounting estimate for the expected useful life of manufacturing equipment from five years to seven years. In reviewing the useful life of the Company’s remaining manufacturing equipment during the fourth quarter of 2013, the Company determined that the adoption of its manufacturing “lite” strategy, the consolidation of its back-end subcontracting activities during the prior several years and the transition of its business to common test platforms had resulted in an extension of the economic life of those assets. Management believes that this change better reflects the expected economic benefits from the use of its manufacturing equipment over time based on an analysis of historical experience and general industry practices. The revised useful life of the manufacturing equipment decreased the Company’s depreciation by approximately $18.0 million for the year ended December 31, 2014. This change had the effect of increasing net income by $12.8 million for the year ended December 31, 2014.

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the following estimated useful lives:

Building and improvements	10 to 20 years
Machinery, equipment and software	3 to 7 years
Furniture and fixtures	5 years

Maintenance, repairs and minor upgrades are expensed as incurred.

Investments in Privately-Held Companies

Periodically, the Company makes minority investments in certain privately-held companies to further its strategic objectives. Investments in privately-held companies are accounted for at historical cost or, if Atmel has significant influence over the investee, using the equity method of accounting. Atmel’s proportionate share of income or losses from investments accounted for under the equity method, and any gain or loss on disposal, are recorded in interest and other income (expense), net. Investments in privately- held companies are included in other assets on the Company’s consolidated balance sheets.

For investments in privately-held companies, the Company monitors for impairment annually, or when indicators arise, and reduces their carrying values to fair value when the declines are determined to be other-than-temporary.

Revenue Recognition

The Company sells its products to original equipment manufacturers (“OEMs”) and distributors and recognizes revenue when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Allowances for sales returns and other credits are recorded at the time of sale.

Contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents are used to verify delivery. The Company assesses whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Company assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. Sales terms do not include post-shipment obligations except for product warranty.

For sales to certain distributors (primarily based in the U.S. and Europe) with agreements allowing for price protection and product returns, the Company historically has not had the ability to estimate future claims at the point of shipment, and given that price is not fixed or determinable at that time, revenue is not recognized until the distributor sells the product to its end customer. At the time of shipment to these distributors, the Company records a trade receivable for the selling price as there is a legally-enforceable right to payment, relieves inventory for the carrying value of goods shipped since legal title has passed to the distributor, and records the gross margin in deferred income on shipments to distributors on the consolidated balance sheets.

For sales to independent distributors in Asia, excluding Japan, the Company invoices these distributors at full list price upon shipment and issues a rebate, or “credit”, once product has been sold to the end customer and the distributor has met certain reporting requirements. After reviewing the more limited pricing, rebate and quotation-related terms, the Company concluded that it could reliably estimate future claims, and therefore recognized revenue at the point of shipment for its Asian distributors (excluding Japan), assuming all of the other revenue recognition criteria are met, utilizing amounts invoiced, less estimated future claims.

Grant Recognition

Subsidy grants from government organizations are amortized as a reduction of expenses over the period the related obligations are fulfilled. Recognition of future subsidy benefits will depend on the Company’s achievement of certain technical milestones, capital investment spending goals, employment goals and other requirements. The Company recognized subsidy grant benefits as a reduction of either cost of revenue or research and development expenses, depending on the nature of the grant. The reduction to research and development expenses amounted to $4.0 million, $5.0 million and $4.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. The amounts recognized as a reduction of cost of revenue were not material in each of those years.

From time to time, the Company receives economic incentive grants and allowances from European governments, agencies and research organizations targeted at preserving employment at specific locations. The subsidy grant agreements typically contain economic incentive, headcount, capital and research and development expenditures and other conditions that must be met to receive and retain grant benefits. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts previously received. In addition, the Company may need to record charges to reverse grant benefits recorded in prior periods as a result of changes to its plans for headcount, project spending, or capital investment at any of these specific locations. If the Company is unable to comply with any of the conditions in the grant agreements, the Company may face adverse actions from the government agencies providing the grants. If the Company were required to repay grant benefits, its results of operations and financial position could be materially adversely affected by the amount of such repayments.

In March 2012, the Greek government executed a ministerial decision related to an outstanding state grant previously made to a Greek subsidiary of the Company. Based on the execution of the ministerial decision and the subsequent publication of that decision by the Greek government, the Company determined that its Greek subsidiary would not be required to repay the full amount of that grant. As a result, the Company recognized a benefit of $10.7 million in its results for the year ended December 31, 2012 resulting from the reversal of a reserve previously established for that grant.

As of December 31, 2014 and 2013, the total liability for grant benefits subject to repayment was $0.6 million and is included in accrued and other liabilities on the consolidated balance sheets.

Advertising Costs

Atmel expenses all advertising costs as incurred. Advertising costs were not significant for the years ended December 31, 2014, 2013 and 2012.

Foreign Currency Translation

Certain of Atmel’s major international subsidiaries use their local currencies as their respective functional currencies. Financial statements of these foreign subsidiaries are translated into U.S. dollars at current rates, except that revenue, costs and expenses are translated at average current rates during each reporting period. The effect of translating the accounts of these foreign subsidiaries into U.S. dollars has been included in the consolidated statements of stockholders’ equity and comprehensive (loss) income as a foreign currency translation adjustment. Gains and losses from re-measurement of assets and liabilities denominated in currencies other than the respective functional currencies are included in the consolidated statements of operations. Gains due to foreign currency re-measurement included in interest and other income (expense), net for the years ended December 31, 2014, 2013 and 2012 were $0.8 million, $2.3 million and $0.4 million, respectively.

Share-Based Compensation

The Company determines the fair value of options and ESPP shares on the measurement date utilizing an option-pricing model, which is affected by its common stock price, as well as changes in assumptions regarding a number of subjective variables. These variables include, but are not limited to: expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors during the expected period between the stock option grant date and stock option exercise date. For performance-based restricted stock units, the Company is required to assess the probability of achieving certain financial objectives at the end of each reporting period. Based on the assessment of this probability, which requires subjective judgment, the Company records share-based compensation expense before the performance criteria are actually fully achieved, which may then be reversed in future periods if the Company determines that it is no longer probable that the objectives will be achieved. The expected cost of each award is reflected over the performance period and is reduced for estimated forfeitures. The fair value of a restricted stock unit is equivalent to the market price of the Company’s common stock on the measurement date. The Company recognizes stock-based compensation expense on a straight-line basis over the service period of each separately vesting portion of the award, which is generally three years.

Valuation of Goodwill and Intangible Assets

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired. The Company reviews goodwill and intangible assets with indefinite lives for impairment annually at the beginning of the fourth quarter of each year and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. While the Company is permitted to conduct a qualitative assessment to determine whether it is necessary to perform a two-step quantitative goodwill impairment test, for the annual goodwill impairment test in the fourth quarter of fiscal 2014, the Company performed a quantitative test for all of our reporting units with goodwill. The performance of the test involves a two-step process. The first step requires comparing the fair value of each of the reporting units to its net book value, including goodwill. The Company has three reporting units with goodwill, the fair values of which are determined based on an income approach, whereby the Company calculates the fair value of the reporting unit based on the present value of estimated future cash flows, which are formed by evaluating operating plans. A potential impairment exists if the fair value of the reporting unit is lower than its net book value. The second step of the process is only performed if a potential impairment exists, and it involves determining the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then the Company records an impairment loss equal to the difference. The Company has not been required to perform this second step of the process because the fair value of the reporting units have exceeded their net book value for the year ended December 31, 2014.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions may include revenue growth rates and operating margins used to calculate projected future cash flows, risk- adjusted discount rates, future economic and market conditions. Failure to achieve these expected results may cause a future impairment of goodwill at the reporting unit. In addition, the Company makes certain judgments and assumptions in allocating shared assets and liabilities to individual reporting units to determine the carrying amount for each reporting unit.

Purchased intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the Company may not be able to recover the asset’s carrying amount.

Certain Risks and Concentrations

Atmel sells its products primarily to OEMs and distributors in North America, Europe and Asia, generally without requiring any collateral. Atmel performs ongoing credit evaluations and seeks to maintain adequate allowances for potential credit losses. Two distributors accounted for 17% and 11% of accounts receivable at December 31, 2014 and no customer accounted for 10% or more of accounts receivable at December 31, 2014. One distributor accounted for 20% of accounts receivable at December 31, 2013 and no customer accounted for 10% or more of accounts receivable at December 31, 2013. The Company had two distributors that accounted for 16% and 10%, respectively, of net revenue in the year ended December 31, 2014. The Company had one distributor and one customer that accounted for 14% and 12%, respectively, of net revenue in the year ended December 31, 2013. The Company had one distributor and one customer that accounted for 12% and 10%, respectively, of net revenue in the year ended December 31, 2012.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company’s financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely introduction of new products and implementation of new manufacturing process technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor industry has historically been cyclical and subject to significant economic downturns at various times. As a result, Atmel may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Atmel believes that its existing cash, cash equivalents and investments together with cash flow from operations and future withdrawals from a new credit facility, will be sufficient to support its liquidity and capital investment activities for the next twelve months.

Additionally, the Company relies on a limited number of contract manufacturers to provide assembly services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially affect future operating results.

Income Taxes

The Company’s (provision for) benefit from income tax comprises its current tax liability and change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided to reduce deferred tax assets to an amount that in management’s judgment is more likely than not to be recoverable against future taxable income. No U.S. taxes are provided on earnings of non-U.S. subsidiaries to the extent such earnings are deemed to be indefinitely reinvested.

The Company’s income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. The Company’s tax filings, however, are subject to audit by the relevant tax authorities. Accordingly, the Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations.

In assessing the realizability of deferred tax assets, the Company evaluates both positive and negative evidence that may exist and considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Any adjustment to the net deferred tax asset valuation allowance would be recorded in the consolidated statements of operations for the period that the adjustment is determined to be required.

Long-Lived Assets

Atmel periodically evaluates the recoverability of its long-lived assets. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends; (ii) exiting an activity in conjunction with a restructuring of operations; (iii) current, historical or projected losses that demonstrate a likelihood of continuing losses associated with an asset; (iv) significant decline in the Company’s market capitalization for an extended period of time relative to net book value; (v) material changes in the Company’s manufacturing model; and (vi) management’s assessment of future manufacturing capacity requirements. When the Company determines that there is an indicator that the carrying value of long-lived assets may not be recoverable, the assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset from the expected future undiscounted pre-tax cash flows of the related operations. These estimates include assumptions about future conditions such as future revenue, gross margin, operating expenses, and the fair values of certain assets based on appraisals and industry trends. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. The evaluation is performed at the lowest levels for which there are identifiable, independent cash flows.

Costs that the Company incurs to acquire completed product and process technology are capitalized and amortized on a straight-line basis over three to five years. Capitalized product and process technology costs are amortized over the shorter of the estimated useful life of the technology or the term of the technology agreement.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by using the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options, upon vesting of restricted stock units, contingently issuable shares for all periods and assumed issuance of shares under the Company’s employee stock purchase plan. No dilutive potential common shares are included in the computation of any diluted per share amount when a loss from continuing operations is reported by the Company.

Research and Development

Cost incurred in the research and development of Atmel’s products is expensed as incurred. Research and development expenses were $274.6 million, $266.4 million and $251.5 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard sets forth management’s responsibility to evaluate, each reporting period, whether there is substantial doubt about our ability to continue as a going concern, and if so, to provide related footnote disclosures. The standard is effective for annual reporting periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. The Company does not believe that the adoption of this guidance will have any material impact on its financial position or results of operations.

Note 2 BALANCE SHEET DETAILS

Inventories are comprised of the following:

	December 31, 2014	December 31, 2013
	(in thousands)
Raw materials and purchased parts	$12,633	$9,547
Work-in-progress	192,206	200,434
Finished goods	73,403	64,986

Total	$278,242	$274,967

Prepaids and other current assets consist of the following:

	December 31, 2014	December 31, 2013
	(in thousands)
Deferred income tax assets	$45,518	$35,493
Value-added tax receivable	2,375	2,734
Income tax receivable	8,559	8,668
Prepaid income taxes	7,258	2,938
Other	25,391	42,401

Total	$89,101	$92,234

Other assets consist of the following:

	December 31, 2014	December 31, 2013
	(in thousands)
Deferred income tax assets, net of current portion	$117,278	$134,365
Investments in privately-held companies	4,466	8,128
Auction-rate securities	1,066	1,066
Other	43,538	34,608

Total	$166,348	$178,167

Accrued and other liabilities consist of the following:

	December 31, 2014	December 31, 2013
	(in thousands)
Accrued salaries and benefits and other employee related	$67,556	$67,486
Accrued restructuring, current portion	14,607	25,441
Royalties and licenses	8,332	8,204
Warranty accruals and accrued returns	5,397	4,406
Income taxes payable	4,346	3,219
Grants to be repaid	571	579
Deferred income tax liability, current portion	182	208
Advance payments from customer	—	4,668
Other	38,705	41,195

Total	$139,696	$155,406

Other long-term liabilities consist of the following:

	December 31, 2014	December 31, 2013
	(in thousands)
Accrued pension liability	$49,278	$38,418
Income taxes payable	48,547	50,334
Accrued restructuring, net of current portion	5,118	—
Long-term technology license payable	422	3,568
Long-term debt and capital lease obligations, less current portion	75,002	7,010
Other	20,303	21,397

Total	$198,670	$120,727

Included in other long-term liabilities is a note payable to an entity in which the Company has an equity investment that provides facilities services to the Company’s site in Heilbronn, Germany. The total outstanding amount due was $1.9 million, of which $1.6 million is included in other long-term liabilities and $0.3 million is included in accounts payable at December 31, 2014, and $3.6 million at December 31, 2013, of which $2.9 million is included in other long-term liabilities and $0.7 million is included in accounts payable. In addition, the Company paid $6.8 million and $6.7 million to this entity for the years ended December 31, 2014 and 2013, respectively, relating to costs for facility services.

In connection with the sale of the Company’s Rousset manufacturing operations to LFoundry GmbH (“LFoundry GmbH”) in June 2010, subsidiaries of the Company entered into certain other ancillary agreements, including a manufacturing services agreement (“MSA”) in which the subsidiaries agreed to purchase wafers following the closing on a “take-or-pay” basis. The present value of the liability was reduced over the term of the MSA as the wafers were purchased. The MSA liability was reduced by $21.0 million for the wafers purchased in the year ended December 31, 2013. The Company recorded $0.3 million in interest expense relating to the MSA liability for the years ended December 31, 2013.

Note 3 BUSINESS COMBINATIONS

Newport Media, Inc.

On July 31, 2014, the Company acquired 100% equity interest in privately-held Newport Media, Inc. (“NMI”), a provider of low power Wi- Fi and Bluetooth solutions that are expected to enhance the Company’s portfolio of wireless products.

The purchase consideration, net of cash acquired, consisted of $139.6 million payable in cash at closing of the acquisition, subject to working capital adjustments and deductions for specified closing expenses. In addition, the acquisition agreement provides for an aggregate cash earn-out payment of up to $30.0 million payable if specified revenue targets are achieved over the next two years. The Company recorded a liability of $0.4 million as of December 31, 2014, representing the estimated fair value of the earn-out based on the probability of achievement as of the acquisition date.

The total purchase price, before working capital adjustments and deduction for specified closing expenses, of the acquisition equaled:

July 31, 2014
(in thousands)
Cash, including cash acquired of $3.0 million	$142,639
Fair value of earn-out	420

Total purchase price	$143,059

The purchase price was allocated to the identifiable assets and liabilities based on their estimated fair value at the acquisition date. The Company engaged in an independent third party to assist with the determination of the fair value of certain identifiable intangible assets and the earn-out. In determining the fair value of the purchased intangible assets and earn-out, management made various estimates and assumptions from significant unobservable inputs (Level 3). The fair value of purchased identifiable intangible assets was determined using discounted cash flow models from projections prepared by management. The fair value of the earn-out was derived using an option pricing model that includes significant unobservable inputs.

The purchase price was allocated as of the date of the acquisition as follows:

July 31, 2014
(in thousands)
Current assets	$12,287
Fixed assets	983
Intangible assets acquired:
Distributor and end-customer relationships	3,910
Backlog	1,670
Non-compete agreements	1,000
Trade name	300
Developed technology	10,910
In-process technology	13,690
Goodwill	86,123
Deferred tax assets	17,863
Other long-term assets	945
Current liabilities	(5,216)
Other liabilities assumed	(1,406)

Total	$143,059

The Company prepared an initial determination of the fair value of the assets acquired and liabilities assumed as of the acquisition date using preliminary information. The Company has recognized measurement period adjustments made during the fourth quarter of 2014 to the fair value of certain assets acquired and liabilities assumed as a result of further refinements in the Company’s estimates. These adjustments were retrospectively applied to the July 31, 2014 acquisition date balance sheet. The effect of these adjustments on the preliminary purchase price allocation was a decrease in goodwill and income tax payable of $1.9 million and $0.3 million, respectively, and an increase in deferred tax assets of $1.6 million.

The excess of the fair value of consideration paid over the fair values of net assets and liabilities acquired and identifiable intangible assets resulted in recognition of goodwill of approximately $86.1 million, including workforce, of which $55.2 million is expected to be deductible for tax purposes. The recognition of goodwill primarily related to the expected synergies between the product offerings of NMI and the Company. All the goodwill recorded was assigned to the Company’s Microcontroller segment.

The following table sets forth the components of the identifiable intangible assets subject to amortization which are being amortized on a straight-line basis over their estimated useful lives:

Intangible assets acquired:	Method of Valuation	Discount Rate Used	Estimated Useful Lives
Distributor and end-customer relationships	Income approach	19% - 24%	0.5 - 3 years
Backlog	Income approach	19%	0.5 years
Non-compete agreements	Income approach	24%	1 - 2 years
Trade name	Income approach	24%	1 year
Developed technology	Income approach	22% - 23%	1 - 5 years
In-process technology	Income approach	25%	5 years	(1)

(1)	In-process technology is not amortized until the associated project has been completed. Alternatively, if the associated project is determined not to be viable, it will be expensed.

The Company expensed $2.5 million of advisory, legal, and consulting fees and other costs directly related to the acquisition, which were recorded as acquisition-related charges in the Consolidated Statements of Operations for the year ended December 31, 2014. The Company also incurred $5.3 million of one-time bonuses, subject to claw-back and other employment-related terms, for certain employees, which will be recorded ratably through the date on which the bonus is no longer recoverable by the Company. For the year ended December 31, 2014, the Company recorded $1.8 million of one-time bonus expense as acquisition-related charges in the Consolidated Statements of Operations.

The Company has included the results of operations of NMI in the Consolidated Statements of Operations from the closing date of the acquisition. Pro forma results of operations have not been presented because their effects on the Consolidated Statement of Operations were not material. For the period from July 31, 2014 to December 31, 2014, NMI products contributed revenue of $15.1 million. Operating income for the same period was immaterial.

Integrated Device Technology’s Smart Metering Business

On March 7, 2013, the Company completed the acquisition from Integrated Device Technology (“IDT”) of its smart metering business for a cash purchase price of $10.3 million. This business is included in the Company’s Microcontroller segment. The acquisition was intended to enable the Company to offer complementary products and to enhance the Company’s existing smart energy product portfolio. Prior to the acquisition, the assets of IDT’s smart metering business consisted primarily of approximately 20 employees, inventory, intellectual property assets, customers and distributors and related revenue streams. The acquisition, therefore, qualified as a business for accounting purposes and was accounted for under the acquisition method of accounting.

The purchase price allocation as of the closing date of the acquisition and estimated useful lives of identifiable intangible assets subject to amortization are as follows:

	Purchase Price Allocation	Estimated Useful Lives
	(in thousands)
Total purchase price	$10,263
Less:
Net tangible assets acquired	(1,374)
Intangible assets acquired:
Customer relationships	(1,200)	3 years
Developed technologies	(2,100)	6 years
Backlog	(200)	1 year or less

Total intangible assets	(3,500)

Goodwill	$5,389

The total purchase price paid by the Company exceeded the estimated fair value of the intangible assets of the acquired business, which were $3.5 million, and net tangible assets which were $1.4 million. Based on the foregoing, as part of the purchase price allocation, the Company allocated $5.4 million of the purchase price to goodwill.

Ozmo, Inc.

On December 20, 2012, the Company completed the acquisition of Ozmo, Inc (“Ozmo”), a provider of ultra-low Wi-Fi Direct solutions for approximately $64.4 million in cash, of which $15.6 million was paid in the first quarter of 2013. Ozmo’s business is included in the Company’s Microcontroller segment. The acquisition of Ozmo was intended to enable the Company to offer complementary products, to enhance the Company’s existing wireless product portfolio, and potentially to accelerate time-to-market for future wireless microcontroller products that may integrate Ozmo technologies. Prior to the acquisition, Ozmo’s assets consisted primarily of approximately 50 employees, patents and other intellectual property assets related to the development of Wi-Fi technologies. The acquisition, therefore, qualified as a business for accounting purposes and was accounted for under the acquisition method of accounting.

A total of $7.7 million of the purchase consideration was distributed into an escrow account to meet any indemnification claims. The escrow account is legally owned by the shareholder rights representative. As the Company does not have legal title of the account, no asset and corresponding liability will be recorded relating to the amounts held in escrow.

Former Ozmo shareholders are eligible to receive a potential earnout in 2013 and 2014 of up to $22.0 million, subject to the achievement of specified revenue targets and, with respect to a portion of the earnout allocable to certain former Ozmo shareholders now employed by the Company, to their continuing employment. The Company recorded a liability in December 2012 of $1.9 million in respect of this potential earnout contingency, representing the fair value of the earnout potential, as adjusted to reflect a probability-weighted forecast for 2013 and 2014 Ozmo revenue and as further discounted by a 17% expected rate of return. As of December 31, 2013, the Company reversed the entire earnout liability through a credit to acquisition-related charges line in the consolidated statements of operations as management revised the estimate of 2014 revenue.

The total purchase price of the acquisition was as follows:

December 20, 2012
(in thousands)
Cash in exchange for shareholders’ equity interest	$58,165
Unvested shares in Ozmo	237
Transaction expenses incurred by Ozmo	1,816
Long-term debt paid on behalf of Ozmo	1,415
Fair value of contingent consideration (earn-out provision)	1,927
Liabilities assumed	861

Total purchase price	$64,421

The purchase price allocation as of the closing date of the acquisition and estimated useful lives of identifiable intangible assets subject to amortization are as follows:

	Purchase Price Allocation	Estimated Useful Lives
	(in thousands)
Total purchase price	$64,421
Less:
Net tangible assets acquired
Intangible assets acquired:	(2,805)
Customer relationships	(2,650)	3 years
Developed technologies	(12,020)	4 to 6 years
Non-compete agreements, tradename and backlog	(780)	1 to 3 years

Total intangible assets	(15,450)

Goodwill	$46,166

The goodwill recorded, including workforce, in connection with the acquisition, was assigned to the Company’s Microcontroller segment. The goodwill balance of $46.2 million above was reduced by $12.2 million related to net deferred tax assets created as a result of the net operating losses generated by Ozmo in previous periods. Such goodwill is not expected to be deductible for tax purposes. The Company’s determination of fair value of tangible and intangible assets acquired was corroborated by a third-party valuation.

The acquisitions referred to in this Note 3 were not material to the Company at the time of acquisition. As a result, pro forma profit and loss statements for the acquired businesses are not presented.

Note 4 INVESTMENTS

Investments at December 31, 2013 primarily include corporate equity securities and auction-rate securities. During 2014, the Company sold its investment in a corporate equity security which resulted in a realized gain of $0.4 million recorded under interest and other (expense) income, net in the Consolidated Statements of Operations.

All marketable securities are deemed by management to be available-for-sale and are reported at fair value, with the exception of certain auction-rate securities as described below. Net unrealized gains and losses that are deemed to be temporary are reported within stockholders’ equity on the Company’s consolidated balance sheets as a component of accumulated other comprehensive income. Unrealized losses that are deemed to be other-than-temporary are recorded in the consolidated statements of operations in the period such determination is made. Gross realized gains or losses are recorded based on the specific identification method. For the years ended December 31, 2014 and 2013, the Company’s gross realized gains and losses on short-term investments were not significant. For the year ended December 31, 2012, the Company’s gross realized gains were not significant and the Company had a $1.2 million loss related to an “other-than-temporary impairment” in connection with an equity investment. The Company’s investments are further detailed in the table below:

	December 31, 2014		December 31, 2013
	Adjusted Cost	Fair Value	Adjusted Cost	Fair Value
	(in thousands)
Corporate equity securities	$—	$—	$2,687	$2,181
Auction-rate security	983	1,066	983	1,066

	983	1,066	3,670	3,247

Unrealized gains	83		83
Unrealized losses	—		(506)

Net unrealized (losses) gains	83		(423)

Fair value	$1,066		$3,247

Amount included in short-term investments		$—		$2,181

Amount included in other assets		1,066		1,066

Total		$1,066		$3,247

During 2014 and 2013, auctions for the Company’s sole auction-rate security continued to fail and as a result this security continues to be illiquid. The Company concluded that its remaining $1.0 million (adjusted cost) of auction-rate security is unlikely to be liquidated within the next twelve months and classified this security as long-term investment, which is included in other assets on the Consolidated Balance Sheets. This auction-rate security had a contractual maturity greater than 10 years and totaled $1.0 million (at adjusted cost) as of December 31, 2014.

The Company has classified all investments with original maturity dates of 90 days or more as short-term as it has the ability and intent to liquidate them within the year, with the exception of the Company’s remaining auction-rate securities, which have been classified as long-term investments and included in other assets on the Consolidated Balance Sheets.

Note 5 FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price)”. The accounting standard establishes a consistent framework for measuring fair value and expands disclosure requirements regarding fair value measurements. This accounting standard, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The tables below present the balances of investments measured at fair value on a recurring basis:

	December 31, 2014
	Total	Level 1	Level 2	Level 3
	(in thousands)
Assets
Cash
Money market funds	$1,267	$1,267	$—	$—
Other assets
Auction-rate security	1,066	—	—	1,066
Investment funds - Deferred compensation plan assets
Institutional money market funds	2,039	2,039	—	—
Fixed income	984	984	—	—
Marketable equity securities	3,576	3,576	—	—

Total institutional funds - Deferred compensation plan	6,599	6,599	—	—

Total other assets	7,665	6,599	—	1,066

Total	$8,932	$7,866	$—	$1,066

	December 31, 2013
	Total	Level 1	Level 2	Level 3
	(in thousands)
Assets
Cash
Money market funds	$1,245	$1,245	$—	$—
Short-term investments
Corporate equity securities	2,181	2,181	—	—
Other assets
Auction-rate security	1,066	—	—	1,066
Investment funds - Deferred compensation plan assets
Institutional money market funds	2,225	2,225	—	—
Fixed income	338	338	—	—
Marketable equity securities	3,279	3,279	—	—

Total institutional funds - Deferred compensation plan	5,842	5,842	—	—

Total other assets	6,908	5,842	—	1,066

Total	$10,334	$9,268	$—	$1,066

The Company’s investments, with the exception of auction-rate security, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices, or broker or dealer quotations. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy.

Auction-rate securities are classified within Level 3 because significant assumptions for such securities are not observable in the market. The total amount of assets measured using Level 3 valuation methodologies represented less than 1% of the Company’s total assets as of December 31, 2014 and December 31, 2013.

There were no changes in Level 3 assets measured at fair value on a recurring basis for the years ended December 31, 2014 and 2013. There were no transfers between Level 1 and 2 hierarchies for the years ended December 31, 2014 and 2013.

Note 6 FIXED ASSETS, NET

Fixed assets, net consist of the following:

	December 31, 2014	December 31, 2013
	(in thousands)
Land	$11,370	$11,464
Buildings and improvements	516,643	519,114
Machinery and equipment	934,951	918,093
Furniture and fixtures	18,620	19,794
Construction-in-progress	9,800	17,240
	1,491,384	1,485,705
Less: Accumulated depreciation and amortization	(1,333,103)	(1,300,722)

Total	$158,281	$184,983

Depreciation expense on fixed assets for the years ended December 31, 2014, 2013 and 2012 was $48.4 million, $66.6 million and $67.6 million, respectively. Fixed assets acquired under capital leases were not material at December 31, 2014, 2013 and 2012.

During the fourth quarter of 2014, management completed a strategic review of the XSense business. The Company assessed its assets for possible impairment as changes in circumstances indicated that the carrying value of the Company’s assets might not be recoverable. To test the assets for recoverability, the Company evaluated the estimated future cash flows expected from the use and eventual disposition of the assets, which involved assumptions related to the assets existing service potential, future expenditures needed to maintain the assets and possible salvage value of the assets. As a result, the Company recognized a non-cash impairment charge of $25.3 million related to impairment of fixed assets and $1.3 million related to write-off of equipment deposit which are included in the consolidated statements of operations as cost of revenue.

Note 7 GOODWILL AND INTANGIBLE ASSETS, NET

The following table summarizes activities related to the carrying value of goodwill:

	Micro- Controllers	Multi-Market and Other	Total
	(in thousands)
Balance at December 31, 2012	$103,636	$794	$104,430
Goodwill recorded in connection with acquisition	5,389	—	5,389
Effects of foreign currency translation	(1,625)	46	(1,579)

Balance at December 31, 2013	107,400	840	108,240
Goodwill recorded in connection with acquisition	86,123	—	86,123
Effects of foreign currency translation	(3,041)	(234)	(3,275)

Balance at December 31, 2014	$190,482	$606	$191,088

Intangible assets, net, consist of technology licenses and acquisition-related intangible assets as follows:

	December 31, 2014	December 31, 2013
	(in thousands)
Licensed technology	$25,228	$23,814
Accumulated amortization	(20,333)	(18,470)

Total technology licenses	4,895	5,344

Customer relationships	29,597	25,857
Developed technologies	33,308	22,398
Non-compete agreements, NRE contract, in process technology, tradename and backlog	20,624	3,794

Acquisition-related intangible assets	83,529	52,049
Accumulated amortization	(38,138)	(29,277)

Total acquisition-related intangible assets	45,391	22,772

Total intangible assets, net	$50,286	$28,116

Amortization expense for technology licenses totaled $1.9 million, $2.3 million and $3.7 million for the years ended December 31, 2014, 2013 and 2012, respectively. Amortization expense for acquisition-related intangible assets totaled $8.9 million, $6.0 million and $5.6 million, of which $2.0 million, $1.0 million and $1.5 million pertained to developed technology, for the years ended December 31, 2014, 2013 and 2012, respectively.

The following table presents the estimated future amortization of the technology licenses and acquisition-related intangible assets:

Years Ending December 31:	Technology Licenses	Acquisition-Related Intangible Assets	Total
		(in thousands)
2015	$1,872	$9,525	$11,397
2016	1,564	6,852	8,416
2017	1,362	5,966	7,328
2018	97	4,829	4,926
2019	—	1,568	1,568
Thereafter	—	16,651	16,651

Total future amortization	$4,895	$45,391	$50,286

Note 8 BORROWING ARRANGEMENTS

Senior Secured Revolving Credit Facility

On December 6, 2013, the Company entered into a five-year $300.0 million, senior secured revolving credit facility (the “Facility”), the terms of which are set forth in a Credit Agreement (the “Credit Agreement”) among the Company, a group of lenders led by Morgan Stanley Senior Funding, Inc., as administrative agent, and Union Bank N.A., BNP Paribas and SunTrust Bank as co-syndication agents. The Company may increase the aggregate availability under the Facility through a customary “accordion” feature in an amount not to exceed $250.0 million. The Company recorded debt issuance costs of $2.1 million associated with the Facility that are being amortized over the expected life of the Facility.

Borrowings under the Facility will be available for general corporate purposes, including working capital, stock repurchases, acquisitions and other purposes. Amounts outstanding under the Facility are due on the earlier of December 6, 2018 or 180 days prior to the maturity date of any Permitted Convertible Notes (as defined in the Credit Agreement) if, in the latter case, the Company does not otherwise have available sufficient unrestricted cash and other investments to redeem the Permitted Convertible Notes.

The Company may prepay loans under the Credit Agreement at any time, in whole or in part, upon payment of accrued interest and break funding payments, if applicable. The Company may terminate or reduce the Facility at any time without penalty. The obligations under the Facility are guaranteed by certain domestic subsidiaries of the Company, are secured by a pledge of substantially all of the assets of the Company and the guarantors, and contains affirmative, negative and financial covenants. Affirmative covenants include, among other things, the delivery of financial statements and other information. Negative covenants include, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens, investments and transactions with affiliates. The financial covenants require the Company to maintain compliance with a maximum total leverage ratio, a maximum senior secured leverage ratio and a minimum fixed charge coverage ratio. The Credit Agreement includes customary events of default that include, among other things, non-payment defaults, inaccuracy of representations and warranties, covenant defaults, cross default to material indebtedness, bankruptcy and insolvency defaults, material judgment defaults, ERISA defaults and a change of control default. The occurrence of an event of default could result in an acceleration of obligations under the Credit Agreement.

On July 29, 2014, the Company borrowed $90.0 million under the Facility to assist with the acquisition of NMI. Interest on the borrowed amounts equals the applicable periodic LIBOR rate, plus 1.25% per annum, and was $0.9 million for the year ended December 31, 2014. The Facility matures on December 6, 2018.

At December 31, 2014, after repayments, the Company had $75.0 million of outstanding borrowings under the Facility and the Company was in compliance with all its financial covenants under the Credit Agreement.

Other Debt Obligations

The Company had a short-term debt obligation amounting to $7.3 million and a long-term debt obligation amounting to $7.0 million as of December 31, 2014 and 2013, respectively, relating to an amount previously advanced from a foreign government which is repayable in 2015. The balance is increased on a quarterly basis as a result of interest accretion. The repayment amount is expected to be approximately $8.8 million in 2015.

Note 9 STOCKHOLDERS’ EQUITY

Share-Based Compensation

The components of the Company’s share-based compensation expense are summarized below:

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Employee stock options	$186	$1,644	$3,470
Employee stock purchase plan	2,803	2,858	3,107
Restricted stock units	56,842	37,952	65,397
Net amounts released from (capitalized in) inventory	(152)	670	468

	$59,679	$43,124	$72,442

The accounting standard on share-based compensation requires the gross benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. The future realizability of tax benefits related to share-based compensation is dependent upon the timing of employee exercises and future taxable income, among other factors. The Company reported gross excess tax benefits of $1.6 million, $2.3 million and $1.3 million in the years ended December 31, 2014, 2013 and 2012, respectively.

There was no significant non-employee share-based compensation expense for the years ended December 31, 2014, 2013 and 2012.

The following table summarizes share-based compensation, net of amount capitalized in (released from) inventory, included in operating results:

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Cost of revenue	$6,356	$5,889
Research and development	17,569	14,852	22,825
Selling, general and administrative	35,754	22,383	41,565

Total share-based compensation expense, before income taxes	59,679	43,124	72,442
Tax benefit	(11,423)	(7,707)	(12,060)

Total share-based compensation expense, net of income taxes	$48,256	$35,417	$60,382

Stock Options, Restricted Stock Units and Employee Stock Purchase Plan

In May 2005, Atmel’s stockholders initially approved Atmel’s 2005 Stock Plan (as amended, the “2005 Stock Plan”). On May 9, 2013, Atmel’s stockholders approved an amendment to the 2005 Stock Plan to increase the number of shares allocated to the 2005 Stock Plan by 25.0 million shares. As of December 31, 2014, 158.0 million shares had been authorized for issuance under the 2005 Stock Plan, and 13.6 million shares remained available for issuance without giving effect to any adjustment that may be required by the terms of the 2005 Stock Plan in respect of shares underlying restricted stock or restricted stock units. Under the 2005 Stock Plan, Atmel may issue common stock directly, grant options to purchase common stock or grant restricted stock units payable in common stock to employees, consultants and directors of Atmel. Restricted stock units generally vest on a quarterly basis over a service period of up to four years from the grant date, although restricted stock unit grants to newly-hired employees generally have a one-year cliff vest equal to one-quarter of the total grant. Options, which generally vest over four years, are granted at fair market value on the date of the grant and generally expire ten years from that date.

Activity under Atmel’s 2005 Stock Plan is set forth below:

		Outstanding Options		Weighted-Average Exercise Price per Share
	Available for Grant	Number of Options	Exercise Price per Share
	(in thousands, except for per share data)
Balances, December 31, 2011	16,523	8,217	$1.68-$10.01	$4.26

Restricted stock units issued	(8,507)	—	—	—
Plan adjustment for restricted stock units issued	(5,189)	—	—	—
Performance-based restricted stock units issued	(338)	—	—	—
Plan adjustment for performance-based restricted stock units issued	(206)	—	—	—
Restricted stock units cancelled	1,783	—	—	—
Plan adjustment for restricted stock units cancelled	1,248	—	—	—
Performance-based restricted stock units cancelled	330	—	—	—
Plan adjustment for performance-based restricted stock units cancelled	201	—	—	—
Options cancelled/expired/forfeited	303	(303)	$2.11-$8.83	$4.05
Options exercised	—	(1,239)	$1.68-$8.89	$3.76

Balances, December 31, 2012	6,148	6,675	$1.68-$10.01	$4.33

Additional shares approved for issuance	25,000	—	—	—
Restricted stock units issued	(7,922)	—	—	—
Plan adjustment for restricted stock units issued	(4,563)	—	—	—
Restricted stock units cancelled	2,084	—	—	—
Plan adjustment for restricted stock units cancelled	1,388	—	—	—
2014 Plan - Performance-based restricted stock units issued	(1,048)	—	—	—
Plan adjustment for 2014 performance-based restricted stock units issued	(597)	—	—	—
2011 Plan - Performance-based restricted stock units cancelled	422	—	—	—
Plan adjustment for 2011 performance-based restricted stock units cancelled	257	—	—	—
Options cancelled/expired/forfeited	76	(76)	$1.77-$7.12	$4.95
Options exercised	—	(2,964)	$1.68-$7.12	$4.12

Balances, December 31, 2013	21,245	3,635	$2.13-$10.01	$4.50

Restricted stock units issued	(6,675)	—	—	—
Plan adjustment for restricted stock units issued	(3,805)	—	—	—
Restricted stock units cancelled	1,696	—	—	—
Plan adjustment for restricted stock units cancelled	1,029	—	—	—
Performance-based restricted stock units issued	(2,673)	—
Plan adjustment for performance-based restricted stock units issued	(1,523)	—
Performance-based restricted stock units cancelled	2,682	—
Plan adjustment for performance-based restricted stock units cancelled	1,631	—
Options cancelled/expired/forfeited	4	(4)	$4.92-$7.25	$5.63
Options exercised	—	(572)	$2.65-$7.25	$4.09

Balances, December 31, 2014	13,611	3,059	$2.13-$10.01	$4.57

Options vested and expected to vest at December 31, 2014		3,058	$2.13-$10.01	$4.57

Options exercisable at December 31, 2014		3,038	$2.13-$10.01	$4.58

In connection with the Company’s acquisition of Ozmo in December 2012, the Company assumed Ozmo’s equity incentive plan. Excluded from the table above are 0.4 million shares assumed as part of the acquisition of Ozmo. This amount is comprised of 0.3 million restricted stock units, with a weighted average grant date fair value of $6.17 and 0.1 million options, with a weighted average grant date fair value of $0.81. These stock options and restricted stock units remain governed by the terms and conditions of the Ozmo plan. No additional equity is expected to be granted under the Ozmo plan.

In connection with the Company’s acquisition of NMI in July 2014, the Company assumed NMI’s equity incentive plan. Excluded from the table above are 0.1 million restricted stock units assumed as part of the acquisition of NMI. These restricted stock units remain governed by the terms and conditions of the NMI plan. No additional equity is expected to be granted under the NMI plan.

Restricted stock units are granted from the pool of options available for grant. Every share underlying restricted stock, restricted stock units (including performance-based restricted stock units), or stock purchase rights issued on or after May 9, 2013 is counted against the numerical limit for options available for grant as 1.57 shares, as reflected in the table above in the line items for “Plan adjustments”, except that restricted stock units (including performance-based restricted stock units), or stock purchase rights issued prior to May 9, 2013 but on or after May 18, 2011, provide for a numerical limit of 1.61 shares, and restricted stock units (including performance-based restricted stock units), or stock purchase rights issued prior to May 18, 2011 and on or after May 14, 2008, provided for a numerical limit of 1.78 shares. If shares issued pursuant to any restricted stock, restricted stock unit, and stock purchase right agreements are cancelled, forfeited or repurchased by the Company, the number of shares returned to the 2005 Stock Plan is based upon the same ratio as they were issued and will again become available for issuance.

As of December 31, 2014, there were 13.6 million shares available for issuance under the 2005 Stock Plan, or 8.7 million shares after giving effect to the applicable ratios under the 2005 Stock Plan for issuances of restricted stock units, as described above. The shares assumed as part of the Ozmo and NMI acquisitions were not issued under the 2005 Stock Plan.

Restricted Stock Units

Activity related to restricted stock units is set forth below:

	Number of Units	Weighted-Average Grant Date Fair Value
	(in thousands, except for per share data)
Balances, December 31, 2011	23,187	$8.99

Restricted stock units issued	8,507	$6.11
Restricted stock units vested	(7,975)	$6.80
Restricted stock units cancelled	(1,783)	$7.81
2011 Plan - Performance-based restricted stock units issued	338	$9.19
2011 Plan - Performance-based restricted stock units cancelled	(330)	$12.31

Balances, December 31, 2012	21,944	$8.71

Restricted stock units issued	7,922	$7.36
Restricted stock units vested	(7,271)	$7.30
Restricted stock units cancelled	(2,084)	$8.25
2014 Plan – Performance-based restricted stock units issued	1,048	$7.33
2011 Plan – Performance-based restricted stock units cancelled	(422)	$13.50

Balances, December 31, 2013	21,137	$8.84

Restricted stock units issued	6,675	$8.44
Restricted stock units vested	(7,943)	$7.80
Restricted stock units cancelled	(1,696)	$7.93
2014 Plan – Performance-based restricted stock units issued	26	$8.26
2015 Plan – Performance-based restricted stock units issued	2,647	$7.67
2014 Plan – Performance-based restricted stock units cancelled	(119)	$7.31
2011 Plan – Performance-based restricted stock units cancelled	(2,564)	$13.58

Balances, December 31, 2014	18,163	$8.40

Excluded from the table above are 0.3 million restricted stock units, with a weighted average grant date fair value of $6.17, assumed as part of the acquisition of Ozmo, and 0.1 million restricted stock units, with a weighted average grant date fair value of $8.20 assumed as part of the acquisition of NMI.

For the year ended December 31, 2014, 7.9 million restricted stock units vested, including 3.2 million units withheld for taxes. These vested restricted stock units had a weighted-average grant date fair value of $7.80 per share for the year ended December 31, 2014. The aggregate intrinsic value of vested restricted stock units amounted to $61.9 million, $53.5 million and $54.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. As of December 31, 2014, total unearned share-based compensation related to unvested restricted stock units previously granted (including performance-based restricted stock units) was approximately $102.6 million, excluding forfeitures, and is expected to be recognized over a weighted-average period of 2.44 years.

Until restricted stock units are vested, they do not have the voting rights of common stock and the shares underlying such restricted stock units are not considered issued and outstanding. Upon vesting of restricted stock units, shares withheld by the Company to pay taxes are retired.

Performance-Based Restricted Stock Units

On December 11, 2014, the Company adopted the Atmel 2015 Long-Term Performance-Based Incentive Plan (the “2015 Plan”), which provides for the grant of restricted stock units to Company participants. The Company issued 2.6 million shares under the 2015 Plan for the year ended December 31, 2014. The amount of share-based compensation expense related to the 2015 Plan was $0.3 million for the year ended December 31, 2014. The Company records performance-based restricted stock units issued under the 2015 Plan based on achievement of the “target” performance metrics, which will result in a participant being credited with 100% of the performance-based shares awarded to that participant under the 2015 Plan. Achievement at the “maximum” performance metrics will result in a participant being credited with 200% of the performance-based shares awarded to that participant under the 2015 Plan.

Performance metrics for the 2015 Plan are based on the Company’s publicly-reported non-GAAP earnings per share growth rate from 2014 to 2015 (calculated for the fiscal years ended 2014 and 2015, respectively) to the adjusted earnings per share growth rates of companies included within the well-established Philadelphia Semiconductor Sector IndexSM (SOX Index) during the same period. The SOX Index is a modified market capitalization-weighted index composed of companies primarily involved in the design, distribution, manufacture, and sale of semiconductors. For purposes of the 2015 Plan, “adjusted earnings per share” for the applicable measurement period for any company included within the SOX Index means that company’s non-GAAP earnings per share, as publicly reported by that company (which, in the case of the Company, will be its non-GAAP earnings per share), adjusted to exclude for the measurement period (to the extent such adjustments are publicly disclosed) each of the following: share-based compensation expense; restructuring and impairment charges (credits); loss (gain) on sale; acquisition and divestiture related expenses; intellectual property related settlement charges; non-cash tax expenses; other non-recurring tax items; to make equivalent comparisons between the Company’s non-GAAP earnings per share and the adjusted earnings per share for other companies included within the SOX Index.

For participants who are included within the 2015 Plan at any time after January 1, 2015, awards will be pro-rated to reflect the actual time a participant has been an employee of, or a service provider to, the Company.

On December 17, 2013, the Company adopted the Atmel 2014 Long-Term Performance-Based Incentive Plan (the “2014 Plan”), which provides for the grant of restricted stock units to Company participants. The Company issued 1.0 million shares under the 2014 Plan for the year ended December 31, 2013. The Company recorded total share-based compensation expense related to 2014 Plan of $2.6 million for the year ended December 31, 2014.

In May 2011, the Company adopted the 2011 Long-Term Performance Based Incentive Plan (the “2011 Plan”), which ended on December 31, 2013. The Company recognized a share-based compensation credit of $14.5 million and share-based compensation expense of $12.7 million under the 2011 Plan in the years ended December 31, 2013 and 2012, respectively. The credit recorded in the year ended December 31, 2013 resulted from finalizing our estimates regarding the achievement of certain performance criteria established under the 2011 Plan and increasing our forfeiture rate estimates for those performance-based restricted stock units.

Stock Option Awards

Options Outstanding				Options Exercisable
Range of Exercise Price ($)	Number Outstanding	Weighted-Average Remaining Contractual Term (years)	Weighted-Average Exercise Price ($)	Number Exercisable	Weighted-Average Exercise Price ($)
(in thousands, except for per share prices and life data)
2.13- 2.66	16	0.68	$2.18	15	$2.18
3.24- 3.24	395	3.29	3.24	395	3.24
3.26- 3.93	322	1.90	3.43	322	3.43
3.97- 4.23	396	2.78	4.19	376	4.19
4.35- 4.70	308	4.07	4.42	308	4.42
4.74- 4.74	402	2.62	4.74	402	4.74
4.78- 4.78	1	1.11	4.78	1	4.78
4.89- 4.89	452	1.60	4.89	452	4.89
4.92- 5.69	317	3.20	5.19	317	5.19
5.73-10.01	450	2.51	6.18	450	6.18

	3,059	2.68	$4.57	3,038	$4.58

Excluded from the table above are 0.1 million options, with a weighted average grant date fair value of $0.81, assumed as part of the acquisition of Ozmo.

The number of options exercisable under Atmel’s stock option plans at December 31, 2014, 2013 and 2012 were 3.0 million, 3.6 million and 6.2 million, respectively. For the years ended December 31, 2014, 2013 and 2012, the number of stock options that were forfeited, but were not available for future stock option grants due to the expiration of these shares under the 1986 Stock Plan was not material.

For the years ended December 31, 2014, 2013 and 2012, the number of stock options that were exercised were 0.6 million, 3.0 million and 1.2 million, respectively, which had a total intrinsic value at the date of exercise of $2.6 million, $9.4 million and $4.8 million, respectively, and had an aggregate exercise price of $2.4 million, $12.2 million and $4.6 million, respectively. The aggregate intrinsic value of options vested and expected to vest was $11.7 million and options exercisable was $11.6 million at December 31, 2014.

As of December 31, 2014, total unearned compensation expense related to unvested stock options was approximately $0.1 million, excluding forfeitures, and is expected to be recognized over a weighted-average period of 1.04 years.

Employee Stock Purchase Plan

Under the 2010 Employee Stock Purchase Plan (“2010 ESPP”), qualified employees are entitled to purchase shares of Atmel’s common stock at the lower of 85% of the fair market value of the common stock at the date of commencement of the 6-month offering period or 85% of the fair market value on the last day of the offering period. Purchases are limited to 10% of an employee’s eligible compensation subject to a maximum annual employee contribution limit of $25,000 of the market value of the shares (determined at the time the share is granted) per calendar year.

There were 1.7 million, 1.9 million and 1.8 million shares purchased under the 2010 ESPP for the years ended December 31, 2014, 2013 and 2012 at an average price per share of $6.59, $5.52 and $6.19, respectively. Of the 25.0 million shares authorized for issuance under the 2010 ESPP, 18.9 million shares were available for issuance at December 31, 2014.

The fair value of each purchase under the 2010 ESPP is estimated on the date of the beginning of the offering period using the Black-Scholes option-pricing model. The following assumptions were utilized to determine the fair value of the 2010 ESPP shares:

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Risk-free interest rate	0.07%	0.10%	0.15%
Expected life (years)	0.50	0.50	0.50
Expected volatility	31%	44%	51%
Expected dividend yield	—	—	—

The weighted-average fair value per share under the 2010 ESPP for purchase periods beginning in the years ended December 31, 2014, 2013 and 2012 was $1.66, $1.49 and $1.75, respectively. Cash proceeds from the issuance of shares under the 2010 ESPP were $11.2 million, $10.6 million and $11.0 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Common Stock Repurchase Program

Atmel’s Board of Directors has authorized an aggregate of $1.0 billion of funding for the Company’s common stock repurchase program since 2011. The repurchase program does not have an expiration date, and the number of shares repurchased and the timing of repurchases are based on the level of the Company’s cash balances, general business and market conditions, regulatory requirements, and other factors, including alternative investment opportunities. As of December 31, 2014, $209.1 million remained available for repurchasing common stock under this program.

During the years ended December 31, 2014, 2013 and 2012, Atmel repurchased 16.3 million, 12.2 million and 22.7 million shares, respectively, of its common stock on the open market at an average repurchase price of $8.01, $7.20 and $7.92 per share, respectively, excluding commission, and subsequently retired those shares. Common stock and additional paid-in capital were reduced by $130.4 million, $87.8 million and $179.6 million, excluding commission, for the years ended December 31, 2014, 2013 and 2012, respectively, as a result of the stock repurchases.

Note 10 ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Comprehensive income is defined as a change in equity of a company during a period, from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net income and comprehensive income for the Company arises from foreign currency translation adjustments, actuarial loss related to defined benefit pension plans and net unrealized loss on investments. The following table summarizes the changes in accumulated balances of other comprehensive (loss) income, net of tax:

	Foreign currency translation adjustments	Defined benefit pension plans	Change in unrealized loss on investments	Total
	(in thousands)
Balance as of December 31, 2012	$11,627	$(5,066)	$(149)	$6,412

Other comprehensive income before reclassifications	3,325	2,913	147	6,385
Amounts reclassified from accumulated other comprehensive income	—	—	—	—
Net increase in other comprehensive income	3,325	2,913	147	6,385

Balance as of December 31, 2013	$14,952	$(2,153)	$(2)	$12,797

Other comprehensive loss before reclassifications	(13,899)	(6,309)	(771)	(20,979)
Amounts reclassified from accumulated other comprehensive loss	—	—	—	—
Net decrease in other comprehensive loss	(13,899)	(6,309)	(771)	(20,979)

Balance as of December 31, 2014	$1,053	$(8,462)	$(773)	$(8,182)

Note 11 COMMITMENTS AND CONTINGENCIES

Commitments

Leases

The Company leases its domestic and foreign sales offices under non-cancelable operating leases. These leases contain various expiration dates and renewal options. The Company also leases certain manufacturing equipment and software rights under operating leases. Total rental expense for the years ended December 31, 2014, 2013 and 2012 was $27.3 million, $24.4 million and $25.0 million, respectively.

Aggregate non-cancelable future minimum rental payments under operating leases are as follows:

Years Ending December 31:	Operating Leases
(in thousands)
2015	$9,799
2016	9,144
2017	7,449
2018	6,370
2019	6,305
Thereafter	18,385

$57,452

Indemnification

As is customary in the Company’s industry, the Company’s standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of the Company’s products. From time to time, the Company will indemnify customers against combinations of loss, expense, or liability arising from various trigger events related to the sale and the use of the Company’s products and services, usually up to a specified maximum amount. In addition, as permitted under state laws in the United States, the Company has entered into indemnification agreements with its officers and directors and certain employees, and the Company’s bylaws permit the indemnification of the Company’s agents. The estimated fair value of the liability is not material.

Purchase Commitments

At December 31, 2014, the Company, or its affiliates, had certain non-cancellable commitments which were not included on the consolidated balance sheets at that date. These include the outstanding capital purchase commitments of approximately $4.3 million and wafer purchase commitments of approximately $41.9 million.

Contingencies

Legal Proceedings

The Company is party to various legal proceedings. Management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on its financial position, results of operations and statements of cash flows. If an unfavorable ruling were to occur in any of the legal proceedings described below or other legal proceedings that were not deemed material as of December 31, 2014, there exists the possibility of a material adverse effect on the Company’s financial position, results of operations and cash flows. The Company has accrued for losses related to litigation that it considers probable and for which the loss can be reasonably estimated. In the event that a probable loss cannot be reasonably estimated, it has not accrued for such losses. Management makes a determination as to when a potential loss is reasonably possible based on relevant accounting literature and then includes appropriate disclosure of the contingency. As the Company continues to monitor litigation matters, whether deemed material as of December 31, 2014 or not, its determination could change, however, and the Company may decide, at some future date, to establish an appropriate reserve.

French Insolvency-Related Litigation - LFoundry and Atmel Rousset. In June 2010, our French subsidiary, Atmel Rousset S.A.S. (“Atmel Rousset”), sold its wafer manufacturing facility in Rousset, France to LFoundry GmbH (“LF”). In connection with this transaction, Atmel Rousset also executed, among other agreements, a take-or-pay supply agreement (the “Supply Agreement”) requiring Atmel Rousset or its affiliates to purchase wafers from LF’s subsidiary, LFoundry Rousset S.A.S. (“LFR”), which operated the facility; Atmel Rousset’s commitment under that Supply Agreement was fully satisfied in mid-2013. On June 26, 2013, LFR filed an insolvency declaration with the Commercial Court of Paris (the “Paris Court”). Two months later, on August 22, 2013, Atmel Rousset received a petition through which LFR, by its judicially-appointed receivers and administrator (collectively, “Administrator”), sought to extend the bankruptcy proceedings to include Atmel Rousset. On February 12, 2014, the Paris Court rejected the Administrator’s petition in its entirety. The period within which the Administrator was legally entitled to appeal this matter has expired, and the matter is concluded.

French Insolvency-Related Litigation - LFoundry and Atmel Corporation, et al. On June 26, 2013, LFR filed an insolvency declaration with the Paris Court, as described above under “Legal Proceedings - French Insolvency-Related Litigation - LFoundry and Atmel Rousset.” On September 6, 2013, LFR’s judicially-appointed receivers submitted a further petition to the Paris Court seeking to hold the Company and its subsidiary Atmel B.V. jointly and severally liable to LFR for damages in the approximate amount of 135 million Euros. LFR alleged that the Company and Atmel B.V. defrauded LFR (x) in connection with Atmel Rousset’s 2010 sale of its manufacturing facility to LF, the German parent of LFR, and (y) through their business conduct with LFR after the sale. The Company and Atmel B.V. considered LFR’s claims specious, defamatory and devoid of merit, based on the following facts among others: (a) neither was a party to the sale transaction or the supply agreement executed in conjunction with the transaction; (b) the sale transaction, when consummated in 2010, fully complied with all applicable French laws; (c) the assets transferred by Atmel Rousset to LFR had a net value at the time of sale in excess of 80 million Euros, as confirmed, prior to the sale, by an independent auditor appointed by the Paris Court; (d) LFR assumed no debt in connection with the transaction; (e) LF was, at the time of the transaction, a financially stable and experienced foundry operator; (f) Atmel Rousset’s Workers’ Council (representing all Atmel Rousset employees prior to the sale), after receiving detailed information about LF and the transaction, and the analysis of its own independent financial expert, unanimously approved the transaction; (g) Atmel Rousset (or its affiliates) fully satisfied its commitment to purchase wafers from LFR, as acknowledged by LFR, by mid-2013; (h) in the three years after the sale, LFR received from Atmel Rousset (or present and past affiliates) payments for wafers and other services aggregating more than $400 million; and (i) any failure by LFR to diversify its revenue stream or reduce its dependence on Atmel Rousset over the course of three years resulted solely from ineffectual LFR management. On December 26, 2013, LFR suspended operations and commenced a judicially-supervised liquidation. On October 6, 2014, the Paris Court granted a request by LFR’s judicially-appointed liquidator to dismiss LFR’s petition without prejudice.

Southern District of New York Action by LFR and LFR Employees. On March 4, 2014, LFR and Jean-Yves Guerrini, on behalf of himself and a putative class of former LFR employees, filed an action in the United States District Court for the Southern District of New York against the Company, Atmel Rousset and LF, LFR’s German parent. An amended complaint was filed on November 4, 2014, and, like the original complaint, seeks significant damages in connection with claims for violation of the Racketeer Influenced and Corrupt Organizations Act (“RICO”), RICO conspiracy, fraud, tortious interference with contract, trespass to chattels, and to void Atmel Rousset’s 2010 sale of its wafer manufacturing facility to LF. The asserted claims are predicated on the same factual allegations as the matter described above in “French Insolvency-Related Litigation - LFoundry and Atmel Corporation et al.,” and management believes they are similarly devoid of merit. On November 25, 2014, the Company moved to dismiss the First Amended Complaint. The Company and Atmel Rousset will defend vigorously against these claims, and intend to assert counterclaims and seek other relief, as appropriate.

Individual Labor Actions by former LFR Employees. Over 500 former employees of LFR have filed individual labor actions against Atmel Rousset in the labor court in Aix-en-Provence, France. As of December 31, 2014, the claimants had not yet provided the legal arguments underpinning their claims, although management believes each will argue that Atmel Rousset, together with LFR, was their co-employer. Atmel Rousset believes each of these actions is devoid of merit and based substantially on the same specious arguments already rejected in the French Insolvency-Related Litigation-LFoundry and Atmel Rousset, as described above. Atmel Rousset therefore intends to defend vigorously each of these claims.

Other Contingencies

From time to time, the Company is notified of claims that its products may infringe patents, or other intellectual property, issued to or owned by other parties. The Company periodically receives demands for indemnification from its customers with respect to intellectual property matters. The Company also periodically receives claims relating to the quality of its products, including claims for additional labor costs, costs for replacing defective parts, reimbursement to customers for damages incurred in correcting defective products, costs for product recalls or other damages. Receipt of these claims and requests occurs in the ordinary course of the Company’s business, and the Company responds based on the specific circumstances of each event. The Company undertakes an accrual for losses relating to those types of claims when it considers those losses “probable” and when a reasonable estimate of loss can be determined.

Product Warranties

The Company accrues for warranty costs based on historical trends of product failure rates and the expected material and labor costs to provide warranty services. The Company’s products are generally covered by a warranty typically ranging from 30 days to three years.

The following table summarizes the activity related to the product warranty liability:

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Balance at beginning of period	$3,686	$4,832	$5,746
Accrual for warranties during the period, net	3,884	2,203	3,672
Actual costs incurred	(3,625)	(3,349)	(4,586)

Balance at end of period	$3,945	$3,686	$4,832

Product warranty liability is included in accrued and other liabilities on the consolidated balance sheets.

Guarantees

In the ordinary course of business, the Company may provide standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either the Company or its subsidiaries. The Company has not recorded any liability in connection with these guarantee arrangements. Based on historical experience and information currently available, the Company believes it will not be required to make any payments under these guarantee arrangements.

Note 12 INCOME TAXES

The components of income (loss) before income taxes are as follows:

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
U.S.	$3,375	$25,648	$(19,956)
Foreign	53,851	(26,161)	62,194

Income (loss) before income taxes	$57,226	$(513)	$42,238

The provision for income taxes consists of the following:

		Years Ended
		December 31, 2014	December 31, 2013	December 31, 2012
		(in thousands)
Federal	Current	$(4,739)	$4,805	$10,378
	Deferred	10,013	(10,220)	4,501
State	Current	241	35	(5)
	Deferred	2,522	(124)	(494)
Foreign	Current	8,009	25,362	3,757
	Deferred	5,972	1,684	(6,344)

Provision for income taxes		$22,018	$21,542	$11,793

The Company’s effective tax rate differs from the U.S. Federal statutory income tax rate as follows:

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
U.S. Federal statutory income tax rate	35.00%	35.00%	35.00%
State tax	2.85	3.56	(0.23)
Effect of foreign operations	2.13	(3,979.63)	(2.55)
Recognition of tax credits	(5.27)	875.54	(10.04)
Change of valuation allowance	(2.14)	(295.93)	1.04
Audit settlements and IRS refunds	1.06	(828.85)	—
Other, net (1)	4.82	(4.15)	4.70

Effective tax provision rate	38.45%	(4,194.46)%	27.92%

(1)	Other included items such as permanent differences, return to provision true up, unrecognized tax benefit, and nondeductible stock compensation.

Deferred income taxes

The tax effects of temporary differences that constitute significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2014	December 31, 2013
	(in thousands)
Deferred income tax assets:
Net operating losses	$37,634	$46,723
Research and development, foreign tax and other tax credits	55,408	75,770
Accrued liabilities	37,380	30,599
Fixed assets	54,348	46,109
Intangible assets	11,977	10,555
Deferred income	10,319	5,261
Share-based compensation	3,291	5,889
Unrealized foreign exchange translation	2,424	1,109
Other	2,363	970

Total deferred income tax assets	215,144	222,985

Deferred income tax liabilities:
Foreign losses subject to recapture	(12,164)	(12,054)

Total deferred income tax liabilities	(12,164)	(12,054)
Less valuation allowance	(40,372)	(41,321)

Net deferred income tax assets	$162,608	$169,610

Reported as:
Current deferred tax assets(1)	$45,518	$35,493
Current deferred tax liabilities(2)	(182)	(208)
Non-current deferred tax assets(3)	117,278	134,365
Non-current deferred tax liabilities(4)	(6)	(40)

Net deferred income tax assets	$162,608	$169,610

(1)	Included within Prepaids and other current assets on the consolidated balance sheets.
(2)	Included within Accrued and other liabilities on the consolidated balance sheets.
(3)	Included within Other assets on the consolidated balance sheets.
(4)	Included within Other long-term liabilities on the consolidated balance sheets.

The valuation allowance is based on our assessment that it is more likely than not that the tax benefit of certain deferred tax assets will not be realized in the foreseeable future. The Company has provided allowances on the deferred tax assets relating to state and some foreign net operating losses and state tax credits for year ended December 31, 2014.

The table of deferred tax assets and liabilities shown above excludes deferred tax assets that arose directly from tax deductions related to equity compensation in excess of compensation recognized for financial reporting. The Company recognizes excess tax benefits from stock-based awards in additional paid-in capital if an incremental tax benefit is realized from a reduction in taxes payable, after all other available tax attributes have been utilized. The Company accounts for the indirect effects of stock-based awards on other tax attributes, such as research tax credits, through the consolidated statements of operations. The tax benefit realized from excess stock options exercised and restricted stock units vested during 2014 were $1.6 million.

As of December 31, 2014, the Company had not recognized deferred income taxes on a cumulative total of 246.0 million of undistributed earnings for certain non-U.S. subsidiaries. Determining the unrecognized deferred tax liability related to investments in our non-U.S. subsidiaries that are indefinitely reinvested is not practicable. The company estimates that our domestic cash needs will be met from our ongoing business operations.

As of December 31, 2014, the Company had federal, state, and non-U.S. net operating loss carryforwards for income tax purposes of $17.6 million, $501 million, and $151 million, respectively, some of which will begin to expire in 2031, 2015 and 2016, respectively. The U.S. net operating loss carryforwards relate to acquisitions and, as a result, are limited in the amount that can be recognized in any one year. Approximately $137 million of the non-U.S. net operating loss carryforwards have no expiration date. Additionally, the Company had federal, state and non-U.S. tax credit carryforwards of $69.2 million, $23.6 million, and $39.0 million, respectively. A portion of the federal and state credits will begin to expire in 2019 and 2015, respectively. The non-U.S. tax credit carryforwards have no expiration date.

Unrecognized tax benefits

The Company recognizes uncertain tax positions only to the extent that management believes that it is more-likely-than-not that the position will be sustained. The reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Beginning gross unrecognized tax benefits	$119,506	$72,692	$67,967
Increases in balances related to tax positions taken during the current periods	8,181	13,201	10,270
Increases in balances related to tax positions taken during the prior periods	7,453	58,253	793
Decreases in balances related to tax positions taken during the prior periods	(9,537)	(13,836)	(1,877)
Lapse of statute of limitation	(2,418)	(7,152)	(4,314)
Settlements and effective settlements	(360)	(3,652)	(147)

Ending gross unrecognized tax benefits	$122,825	$119,506	$72,692

Included in the unrecognized tax benefits at December 31, 2014, 2013 and 2012, are $88.1 million, $87.5 million and $72.7 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits in our income tax provision. In the years ended December 31, 2014, 2013, and 2012, the Company recognized expense related to interest and penalties in the consolidated statements of operations of $1.2 million, $2.8 million, and $0.4 million, respectively. The total amount of interest and penalties accrued on the consolidated balance sheets as of December 31, 2014 and 2013 was $5.2 million and $3.8 million, respectively.

The timing of resolutions and closures of tax audits is highly unpredictable. Given the uncertainty, it is reasonably possible that certain tax audits may be concluded within the next 12 months that could materially impact the balance of our gross unrecognized tax benefits. An estimate of the range of increase or decrease that could occur in the next twelve months cannot be made. However, the estimated impact to tax expense and net income from the resolution and closure of tax exams is not expected to be significant within the next 12 months.

The Company files U.S. federal, state, and foreign income tax returns in many jurisdictions with varying statutes of limitations. For U.S. federal and most state tax filings, we are no longer subject to examination for periods prior to 2005. For tax filings in significant foreign jurisdictions, we are no longer subject to examination for periods prior to 2005.

Note 13 PENSION PLANS

The Company sponsors defined benefit pension plans that cover substantially all of its French and German employees. Plan benefits are provided in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The plans are unfunded. Pension liabilities and charges are based upon various assumptions, updated annually, including discount rates, future salary increases, employee turnover, and mortality rates.

The Company’s French pension plan provides for termination benefits paid to covered French employees only at retirement, and consists of approximately one to five months of salary. The Company’s German pension plan provides for defined benefit payouts for covered German employees following retirement. The aggregate net pension expense relating to these two plans are as follows:

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Service costs	$1,526	$1,795	$1,290
Interest costs	1,509	1,430	1,447
Amortization of actuarial loss (gain)	47	376	(55)
Settlement and other related gain	—	(59)	(12)
Curtailment gain	—	(1,607)	—

Net pension period cost	$3,082	$1,935	$2,670

Settlement and other related gains for the years ended December 31, 2014, 2013 and 2012 were insignificant. Curtailment gain of $1.6 million for the year ended December 31, 2013 related to restructuring activity in the Company’s Rousset and Nantes operations in France and was recorded as a credit to restructuring charges upon termination of the affected employees during the fourth quarter of 2013.

The change in projected benefit obligation and the accumulated benefit obligation, were as follows:

	December 31, 2014	December 31, 2013
	(in thousands)
Projected benefit obligation at beginning of the year	$38,916	$40,621
Service costs	1,526	1,795
Interest costs	1,509	1,430
Settlement	—	(59)
Curtailment gain	—	(1,607)
Actuarial loss (gain)	8,753	(3,460)
Benefits paid	(483)	(322)
Foreign currency exchange rate changes	(385)	518

Projected benefit obligation at end of the year	$49,836	$38,916

Accumulated benefit obligation at end of the year	$46,092	$35,761

As the defined benefit plans are unfunded, the liability recognized on the consolidated balance sheets as of December 31, 2014 was $49.8 million, of which $0.6 million is included in accrued and other liabilities and $49.3 million is included in other long-term liabilities on the consolidated balance sheets. The liability recognized on the consolidated balance sheets as of December 31, 2013 was $38.9 million, of which $0.5 million is included in accrued and other liabilities and $38.4 million is included in other long-term liabilities on the consolidated balance sheets.

Actuarial assumptions used to determine benefit obligations for the plans were as follows:

Years Ended
	December 31, 2014	December 31, 2013	December 31, 2011
Assumed discount rate	1.49-2.15%	3.1-4.0%	2.7-3.9%
Assumed compensation rate of increase	2.9-3.0%	2.4-3.0%	2.4-3.0%

The discount rate is based on the quarterly average yield for Euros treasuries with a duration of 30 years, plus a supplement for corporate bonds (Euros, AA rating).

Future estimated expected benefit payments over the next 10 years are as follows:

Years Ending December 31:	(in thousands)
2015	$546
2016	758
2017	672
2018	955
2019	1,233
2020 through 2024	9,474

$13,638

The Company’s pension liability represents the present value of estimated future benefits to be paid.

With respect to the Company’s unfunded pension plans in Europe, for the year ended December 31, 2014, a change in assumed discount rate and compensation rate used to calculate the present value of pension obligation resulted in an increase in pension liability of $6.3 million, which was recorded in accumulated other comprehensive income in stockholders’ equity.

The Company’s net pension period cost for 2015 is expected to be approximately $3.4 million. Cash funding for benefits paid was $0.5 million for the year ended December 31, 2014. The Company expects total contribution to these plans to be approximately $0.5 million in 2015.

Amounts recognized in accumulated other comprehensive income consist of a net actuarial loss of $6.3 million and a gain of $2.9 million at December 31, 2014 and 2013, respectively. Net actuarial gains (losses) are expected to be minimal and will be recognized as a component of net periodic pension benefit cost during 2015, which is included in accumulated other comprehensive income in the consolidated statements of stockholders’ equity as of December 31, 2014.

Note 14 OPERATING AND GEOGRAPHICAL SEGMENTS

The Company designs, develops, manufactures and sells semiconductor integrated circuit products. The Company’s operating segments represent management’s view of the Company’s businesses and how it allocates Company resources and measures performance of its major components. Each segment consists of product families with similar requirements for design, development and marketing. Each segment requires different design, development and marketing resources to produce and sell products.

During the first quarter of 2014, the Company realigned its business segments to better allocate resources and to focus more effectively on core markets. As a result, the Company created a new reportable segment entitled “Multi-Market and Other” and eliminated the former Application Specific Integrated Circuit (“ASIC”) segment. A summary of each reportable segment follows:

•	Microcontroller. This segment includes Atmel’s general purpose microcontroller and microprocessor families, AVR® 8-bit and 32-bit products, Atmel® | SMART™ ARM® based products, Atmel’s 8051 8-bit products, designated commercial wireless products, including low power radio and SOC products that meet Bluetooth, Bluetooth Low Energy, Zigbee and Wi-Fi specifications, Atmel’s maXTouch capacitive touch product families and optimized products for smart energy, touch button, and mobile sensor hub and LED lighting applications.

•	Nonvolatile Memory. This segment includes electrically erasable programmable read-only (“EEPROM”), erasable programmable read- only memory (“EPROM”) devices and secure cryptographic products.

•	Automotive. This segment includes devices for automotive electronics, including products using radio frequency technology.

•	Multi-Market and Other. This segment includes application specific and standard products for aerospace applications and legacy products. On February 4, 2015, the Company announced its decision to exit the XSense business.

Prior period operating segment presentations have been revised to conform to the Company’s revised segment reporting.

The Company continually evaluates operating segment performance based on revenue and income or loss from operations excluding share-based compensation and other non-recurring items. Because the Company’s operating segments reflect the manner in which management reviews its business, they necessarily involve subjective judgments that management believes are reasonable in light of the circumstances under which they are made. These judgments may change over time or may be modified to reflect new facts or circumstances. Operating segments may also be changed or modified to reflect products, technologies or applications that are newly created, or that change over time, or other business conditions that evolve, each of which may result in reassessing specific segments and the elements included within each of those segments.

Operating segments are defined by the products they design and sell. They do not sell to each other. The Company’s net revenue and segment income (loss) from operations for each reportable segment is as follows:

Information about Reportable Segments

	Micro- Controllers	Nonvolatile Memory	Automotive	Multi-market and Other	Total
	(in thousands)
Year ended December 31, 2014
Net revenue from external customers	$994,069	$166,768	$153,221	$99,276	$1,413,334
Segment income from operations	116,417	35,868	23,096	3,260	178,641
Year ended December 31, 2013
Net revenue from external customers	$958,471	$153,363	$159,774	$114,839	$1,386,447
Segment income from operations	67,847	24,383	13,685	17,441	123,356
Year ended December 31, 2012
Net revenue from external customers	$959,742	$208,434	$147,222	$116,712	$1,432,110
Segment income (loss) from operations	103,280	32,475	(2,897)	24,755	157,613

The Company’s primary products are semiconductor integrated circuits, which it has concluded constitutes a group of similar products. Therefore, it is impracticable to differentiate the revenue from external customers for each product sold. The Company does not allocate assets by segment, as management does not use asset information to measure or evaluate a segment’s performance.

Reconciliation of Segment Information to Consolidated Statements of Operations

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Total segment income from operations	$178,641	$123,356	$157,613
Unallocated amounts:
Stock-based compensation expense	(59,679)	(43,124)	(72,442)
Loss from manufacturing facility damage and shutdown	(3,485)	(2,205)	—
Acquisition-related charges	(13,767)	(5,534)	(7,388)
French building underutilization and other	(2,957)	(945)	—
Restructuring charges	(13,882)	(50,026)	(23,986)
Gain (loss) related to foundry arrangements	2,583	(7,424)	(10,628)
Recovery (impairment) of receivables due from foundry supplier	485	600	(6,495)
Fair value adjustments to inventory from businesses acquired	(2,322)	—	—
Impairment of XSense assets	(26,624)	—	—
Writeoff of uncollectible receivable	(4,126)	—	—
Settlement charges	—	(21,600)	—
Credit from reserved grant income	—	—	10,689
Gain on sale of assets	4,364	4,430	—

Consolidated income (loss) from operations	$59,231	$(2,472)	$47,363

Geographic sources of revenue were as follows:

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
China, including Hong Kong	$435,958	$417,617	$451,642
United States	211,532	192,878	189,699
Germany	204,257	199,298	175,930
South Korea	119,886	142,476	178,547
Rest of Asia-Pacific	102,643	120,290	72,128
Rest of Europe	139,458	128,841	149,104
Taiwan	60,632	51,830	67,806
Singapore	55,536	44,957	41,637
Japan	37,066	41,533	51,141
France	15,499	26,270	28,343
Rest of the World	30,867	20,457	26,133

Total net revenue	$1,413,334	$1,386,447	$1,432,110

Net revenue is attributed to regions based on ship-to locations.

The Company had two distributors that accounted for 16% and 10%, respectively, of net revenue in the year ended December 31, 2014. The Company had one distributor and one customer that accounted for 14% and 12%, respectively, of net revenue in the year ended December 31, 2013. The Company had one distributor and one customer that accounted for 12% and 10%, respectively, of net revenue in the year ended December 31, 2012. Two distributors accounted for 17% and 11%, respectively, of accounts receivable at December 31, 2014 and no customer accounted for 10% or more of accounts receivable at December 31, 2014. One distributor accounted for 20% of accounts receivable at December 31, 2013 and no customer accounted for 10% or more of accounts receivable at December 31, 2013.

Physical locations of tangible long-lived assets were as follows:

	December 31, 2014	December 31, 2013
	(in thousands)
United States	$92,466	$104,912
Philippines	56,094	50,472
Germany	17,920	24,244
France	13,714	17,249
Rest of Asia-Pacific	20,237	23,815
Rest of Europe	5,854	7,026

Total	$206,285	$227,718

Excluded from the table above are auction-rate securities of $1.1 million at December 31, 2014 and 2013, which are included in other assets on the consolidated balance sheets. Also excluded from the table above as of December 31, 2014 and 2013 are goodwill of $191.1 million and $108.2 million, respectively, intangible assets, net of $50.3 million and $28.1 million, respectively, and deferred income tax assets of $117.3 million and $134.4 million, respectively.

Note 15 SALE OF ASSETS

North Tyneside

In connection with the 2007 sale of land and other assets in North Tyneside, England, the Company had previously sold a portion of its net operating loss carryforwards related to its North Tyneside operations. Following the closure by the relevant tax authorities of matters relating to the surrender of those net operating losses, the Company recorded a gain of $4.4 million, net of related fees of $0.5 million, as gain on sale of assets and $1.3 million as interest income in our consolidated statement of operations for the year ended 2014.

Based on the structure of the North Tyneside entity, the Company holds 50.2% interest in the shares of North Tyneside. The Company consolidates the financial results of North Tyneside and attributes the share of profit and loss to the noncontrolling interest. Activity subsequent to the 2007 sale of land and other assets has been immaterial.

Serial Flash Product Line

On September 28, 2012, the Company completed the sale of its Serial Flash product line. Under the terms of the sale agreement, the Company transferred assets to the buyer, who assumed certain liabilities, in return for cash consideration of $25.0 million. As part of the sale transactions, the Company has also granted the buyer an exclusive option to purchase the Company’s remaining $7.0 million of Serial Flash inventory, of which the buyer fully exercised during the first quarter of 2013. As a result of the sale of that $7.0 million of remaining inventory, the Company recorded a gain of $4.4 million in 2013 to reflect receipt of payment upon exercise of the related purchase option and the completion of the sale of the Serial Flash product line.

Note 16 RESTRUCTURING CHARGES

The following table summarizes the activity related to the accrual for restructuring charges detailed by event:

	Q2’10	Q2’12	Q1’13	Q3’13	Q3’14	Q4’14	Total 2014 Activity
	(in thousands)
Balance at January 1, 2014 – Restructuring Accrual	$281	$897	$22,949	$1,314	$—	$—	$25,441
Charges (credits) – Employee termination costs,net of change in estimate	—	—	(2,077)	(292)	1,397	14,854	13,882
Non-cash – Other	—	—	—	—	(321)	—	(321)
Payments – Employee termination costs	—	(878)	(16,773)	(1,018)	(55)	(346)	(19,070)
Payments – Other	—	—	—	—	—	—	—
Foreign exchange (gain) loss	—	—	(111)	5	(101)	—	(207)

Balance at December 31, 2014 – Restructuring Accrual	$281	$19	$3,988	$9	$920	$14,508	$19,725

	Q2’10	Q2’12	Q4’12	Q1’13	Q3’13	Total 2013 Activity
	(in thousands)
Balance at January 1, 2013 – Restructuring Accrual	$439	$7,418	$8,365	$—	$—	$16,222
Charges (credits) - Employee termination costs, net of change in estimate	—	(13)	(1,720)	44,084	2,043	44,394
Charges - Other	—	—	—	453	—	453
Payments - Employee termination costs	(158)	(6,508)	(6,400)	(21,873)	(723)	(35,662)
Payments - Other	—	—	(229)	(453)	—	(682)
Foreign exchange (gain) loss	—	—	(16)	738	(6)	716

Balance at December 31, 2013 – Restructuring Accrual	$281	$897	$—	$22,949	$1,314	$25,441

Non-cash charges (see discussion below)	$—	$—	$68	$5,111	$—	$5,179

	Q3’08	Q2’10	Q2’12	Q4’12	Total 2012 Activity
	(in thousands)
Balance at January 1, 2012 – Restructuring Accrual	$301	$1,846	$—	$—	$2,147
Charges – Employee termination costs, net of change in estimate	—	924	11,724	10,843	23,491
Charges – Other	—	—	—	495	495
Payments – Employee termination costs	(301)	(1,902)	(4,486)	(2,973)	(9,662)
Foreign exchange (gain) loss	—	(429)	180	—	(249)

Balance at December 31, 2012 – Restructuring Accrual	$—	$439	$7,418	$8,365	$16,222

The Company records restructuring liabilities related to workforce reductions when the accounting recognition criteria are met and consistent with management’s approval and commitment to the restructuring plans in each particular quarter. The restructuring plans identify the number of employees to be terminated, job classifications and functions, location and the date the plan is expected to be completed.

2014 Restructuring Charges

Restructuring charges were recorded in the third and fourth quarter of 2014. The charges primarily related to workforce reductions in France. These actions were intended to align operating expenses with macroeconomic conditions and revenue outlooks, and to improve operational efficiency, competitiveness and business profitability. In connection with formulating this restructuring plan, during the third and fourth quarters of 2014, the Company confidentially negotiated and developed a “social plan” in coordination and consultation with the local Works Council. This social plan, which is subject to French law, set forth general parameters, terms and benefits for both voluntary and involuntary employee dismissals.

The Company expects to incur restructuring charges in 2015 related to workforce reductions anticipated to occur with respect to the Company’s decision to exit the XSense business.

2013 Restructuring Charges

Restructuring charges were recorded in the first and third quarters of 2013. The charge in the first quarter of 2013 was primarily related to workforce reductions at our subsidiaries in Rousset, France (“Rousset”), Nantes, France (“Nantes”), and Heilbronn, Germany (“Heilbronn”). The charge in the third quarter of 2013 related primarily to workforce reduction in the U.S. and Norway.

Rousset and Nantes

In 2013, each of Rousset and Nantes restructured operations to further align operating expenses with macroeconomic conditions and revenue outlooks, and to improve operational efficiency, competitiveness and business profitability. In connection with formulating these restructuring plans, during the first quarter of 2013, Rousset and Nantes each confidentially negotiated and developed “social plans” in coordination and consultation with their respective local Works Councils. These social plans, which are subject to French law, set forth general parameters, terms and benefits for both voluntary and involuntary employee dismissals. The restructuring charges related to Rousset and Nantes were $32.9 million, including net non-cash charges of $5.1 million. Total net non-cash charges comprised impairment charges of $6.7 million, which was partially offset by pension curtailment gain of $1.6 million, as discussed further below.

Substantially all of the affected employees ceased active service as of June 30, 2014. There were no significant changes to the plan and no material modifications or changes were made after implementation began.

The Company vacated a building in Rousset, France in September 2013. Due to ongoing restructuring activities, the Company evaluated the carrying value of this building and a building located in Greece which is also no longer used in operations. Based on this evaluation, the Company determined that the Rousset and Greece buildings with carrying amounts of $10.1 million and $2.7 million, respectively, were impaired and wrote them down to their estimated fair value of $5.0 million and $1.1 million, respectively. Total impairment charges of $6.7 million were recorded as restructuring expense. Fair value was based on independent third-party appraisal or estimated selling price.

As a result of these workforce reductions, the Company recognized pension curtailment gain of $1.6 million in the fourth quarter of 2013 upon termination of the affected employees. Such amount was recorded as a credit to the total restructuring expense in 2013.

Heilbronn

In 2013, Heilbronn, and a related site in Ulm, Germany, restructured operations to further align operating expenses with macroeconomic conditions and revenue outlooks, and to improve operational efficiency, competitiveness and business profitability. In connection with formulating this restructuring plan, initial discussions with local Works Councils in Heilbronn and Ulm began in the first quarter of 2013. The restructuring charges related to Heilbronn were $15.8 million.

The Company anticipates all affected employees will cease active service on or before the end of the fourth quarter of 2015. The Company is not expecting significant changes to the plan or material modifications or changes after implementation.

The restructuring charges recorded in the first quarter of 2013 also included $0.9 million relating to U.S. and other countries.

U.S. and Norway

Restructuring charges recorded in 2013 were primarily related to workforce reductions in the U.S. and Norway amounting to $2.0 million. The workforce reductions were designed to further align operating expenses with macroeconomic conditions and revenue outlook, and to improve operational efficiency, competitiveness and business profitability. Restructuring charges related to these workforce reductions were paid to affected employees after their dismissal date.

There have been no significant changes to the plan, and no material modifications or changes have been made after the implementation began.

2012 Restructuring Charges

Restructuring charges were recorded in the second and fourth quarters of 2012. The charge in the second quarter of 2012 related primarily to workforce reductions at the Company’s subsidiaries in Heilbronn and in the U.S. The charge in the fourth quarter of 2012 related primarily to workforce reductions in the U.S. and at certain European and Asian subsidiaries.

Heilbronn

In connection with formulating a workforce-reduction plan in Heilbronn, initial discussions with the local Works Council began in the first quarter of 2012. The workforce reduction was intended to improve Heilbronn’s operating efficiency, competitiveness and business profitability. The restructuring charges recorded in 2012 related to Heilbronn were $8.5 million.

Substantially all of the affected employees ceased active service as of December 31, 2013. There were no significant changes to the plan and no material modifications or changes were made after implementation began.

U.S. and other locations

With respect to the restructuring charge recorded in the second quarter of 2012, the Company started formulating the underlying restructuring plan during the second quarter. With respect to the restructuring charge recorded in the fourth quarter of 2012, the Company started formulating the underlying restructuring plan during the third quarter. These workforce reductions were designed to further align the Company’s global operating expenses with macroeconomic conditions and revenue outlooks, and to improve operational efficiency, competitiveness and business profitability. The restructuring charges recorded in 2012 related to U.S. and other locations were $14.6 million, including $0.5 million related to a building lease termination.

All affected employees have ceased active service. There were no significant changes to the plans and no material modifications or changes were made after implementation began.

Note 17 LOSS FROM EUROPEAN FOUNDRY ARRANGEMENTS

In December 2008, Atmel and a subsidiary entered into a take-or-pay agreement to purchase wafers from a European foundry that had acquired one of its former European manufacturing operations. In connection with the anticipated expiration of this agreement, the Company notified customers, in the fourth quarter of 2012, of its end-of-life process and requested that customers provide to the Company last-time-buy orders. To the extent that the Company believes it has excess wafers that remain after satisfying anticipated customer demand, the Company estimated a probable loss for those excess wafers, which was approximately $10.6 million. The Company, therefore, recorded a charge in that amount to cost of revenue in the consolidated statements of operations for the year ended December 31, 2012. During 2013, the Company recognized a charge to cost of revenue of $7.4 million, which comprised a write-off of excess wafers in the amount of $10.4 million and a write-off of wafer prepayment in the amount of $1.9 million, which were partially offset by a reduction of a previously recorded liability from a take-or-pay arrangement for $4.9 million. These transactions resulted from the insolvencies of two of the Company’s foundry suppliers.

In June 2010, in connection with the sale of one of the Company’s former European manufacturing operations, the Company leased facilities to the acquirer of those operations and has charged that acquirer rent and other occupancy costs. In the fourth quarter of 2012, the Company recorded a loss of $6.5 million on receivables from that tenant based on financial and other circumstances affecting the collectibility of those receivables, which is reflected under the caption of “impairment of receivables from foundry supplier” in the consolidated statements of operations for the year ended December 31, 2012.

Note 18 NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO ATMEL COMMON STOCKHOLDERS

A reconciliation of the numerator and denominator of basic and diluted net income (loss) per share is as follows:

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands, except per share data)
Net income (loss) attributable to Atmel	$32,195	$(22,055)	$30,445

Weighted-average shares - basic	419,103	427,460	433,017
Dilutive effect of incremental shares and share equivalents	1,807	—	4,565

Weighted-average shares - diluted	420,910	427,460	437,582

Net income (loss) per share:
Basic
Net income (loss) per share attributable to Atmel common stockholders - basic	$0.08	$(0.05)	$0.07

Diluted
Net income (loss) per share attributable to Atmel common stockholders - diluted	$0.08	$(0.05)	$0.07

The following table summarizes securities that were not included in the “Weighted-average shares – diluted” used for calculation of diluted net income (loss) per share, as their effect would have been anti-dilutive:

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Employee stock options and restricted stock units outstanding	6,879	11,860	4,718

Note 19 INTEREST AND OTHER (EXPENSE) INCOME, NET

Interest and other (expense) income, net, are summarized in the following table:

	Years Ended
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Interest and other (expense) income	$(199)	$1,911	$(1,358)
Interest expense	(2,618)	(2,208)	(4,130)
Foreign exchange transaction gains	812	2,256	363

Total	$(2,005)	$1,959	$(5,125)

PART VII

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

The differences between IFRS and U.S. GAAP might be material to the financial information included in this document. In making an investment decision, Dialog Shareholders must rely upon their own examination of Dialog, Atmel, the Transaction and the financial information on Atmel included in this document. Dialog Shareholders should consult their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP and how those differences might affect the financial information included in this document.

A summary of the main differences between IFRS and U.S. GAAP is set out below. This summary, however, does not purport to provide a comprehensive analysis, including quantification, of such differences but rather it is a listing of potential differences in accounting principles that could affect the consolidated financial statements of Atmel. This summary does not quantify these differences, nor undertake a reconciliation of the U.S. GAAP financial statements of Atmel set out in _Part VI (Historical Financial Information on Atmel) to IFRS. Shareholders should read this section in conjunction with Atmel’s audited consolidated financial statements as of and for the fiscal year ended 31 December 2014, prepared under U.S. GAAP. Had any quantification or reconciliation been undertaken, other potentially significant accounting differences may have come to attention which are not identified below. Accordingly, no assurance is provided that the identified differences in the summary below represent all of the principal differences among IFRS and U.S. GAAP relating to the consolidated financial statements of Atmel. Furthermore, no attempt has been made to identify potential future differences among IFRS and U.S. GAAP resulting from prescribed changes in accounting standards. Regulatory bodies that promulgate IFRS and U.S. GAAP have significant on-going projects that could affect a future comparison of this type. Finally, no attempt has been made to identify any future differences among IFRS and U.S. GAAP that may affect the consolidated financial statements of Atmel as a result of transactions or events that may occur in the future.

Revenue Recognition

Revenue is recognised under IFRS to the extent that it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, excluding discounts, rebates, and other sales taxes or duty. The specific recognition criteria depending on the nature of revenues must also be met before revenue is recognised.

Revenue may be recognised earlier under IFRS when there are contingencies associated with the price/level of consideration.

Contingent consideration—general with respect to sale of goods

For the sale of goods, one looks to the general recognition criteria as follows:

•	the entity has transferred to the buyer the significant risks and rewards of ownership;

•	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred with respect to the transaction can be measured reliably.

IFRS specifically calls for consideration of the probability of the benefits flowing to the entity as well as the ability to reliably measure the associated revenue. If it were probable that the economic benefits would flow to the entity and the amount of revenue could be reliably measured, contingent consideration would be recognized assuming that the other revenue recognition criteria are met. If either of these criteria were not met, revenue would be postponed until all of the criteria are met.

Under U.S. GAAP the general guidance associated with contingencies around consideration is addressed within SEC Staff Accounting Bulletin (SAB) Topic 13 and the concept of the seller’s price to the buyer being fixed or determinable. Even when delivery clearly has occurred (or services clearly have been rendered), the SEC has emphasized that revenue related to contingent consideration should not be recognized until the contingency is resolved. It would not be appropriate to recognize revenue based upon the probability of a factor being achieved.

Sales of services

IFRS requires that service transactions be accounted for by reference to the stage of completion of the transaction (the percentage-of-completion method). The stage of completion may be determined by a variety of methods, including the cost-to-cost method. Revenue may be recognized on a straight-line basis if the services are performed by an indeterminate number of acts over a specified period and no other method better represents the stage of completion.

When the outcome of a service transaction cannot be measured reliably, revenue may be recognized to the extent of recoverable expenses incurred. That is, a zero-profit model would be utilized, as opposed to a completed-performance model. If the outcome of the transaction is so uncertain that recovery of costs is not probable, revenue would need to be deferred until a more accurate estimate could be made. Revenue may have to be deferred in instances where a specific act is much more significant than any other acts.

U.S. GAAP prohibits the use of the cost-to cost revenue recognition method for service arrangements unless the contract is within the scope of specific guidance for construction or certain production type contracts. Generally, companies would apply the proportional-performance model or the completed-performance model. In circumstances where output measures do not exist, input measures (other than cost-to-cost), which approximate progression toward completion, may be used. Revenue is recognized based on a discernible pattern and, if none exists, then the straight-line approach may be appropriate. Revenue is deferred if a service transaction cannot be measured reliably.

Share-based payment transactions

Under IFRS, companies apply a single standard to all share-based payment arrangements, regardless of whether the counterparty is a nonemployee. Under U.S. GAAP, there is a separate standard for non-employee awards. Some awards categorized as nonemployee instruments under U.S. GAAP will be treated as employee awards under IFRS. The measurement date and expense will be different for awards that are categorized as nonemployee instruments under U.S. GAAP but employee awards under IFRS.

Measurement and recognition of expense — awards with graded vesting features

Under U.S. GAAP entities make an accounting policy election to recognize compensation cost for awards containing only service conditions either on a straight-line basis or on an accelerated basis, regardless of whether the fair value of the award is measured based on the award as a whole or for each individual tranche.

Entities which apply IFRS must recognize compensation cost on an accelerated basis and each individual tranche must be separately measured.

Accounting for income tax effects

Companies reporting under IFRS generally will have greater volatility in their deferred tax accounts over the life of the awards due to the related adjustments for stock price movements in each reporting period.

Companies reporting under U.S. GAAP could have greater volatility upon exercise arising from the variation between the estimated deferred taxes recognized and the actual tax deductions realized.

There are also differences in the presentation of the cash flows associated with an award’s tax benefits.

The timing of recognition of social charges (e.g., payroll taxes) generally will be earlier under IFRS than U.S. GAAP.

Assets – nonfinancial assets

The guidance under U.S. GAAP and IFRS as it relates to nonfinancial assets (e.g., intangibles; property, plant, and equipment, including leased assets; inventory; and investment property) contains some significant differences with potentially far-reaching implications. These differences primarily relate to differences in impairment indicators, asset unit of account, impairment measurement and subsequent recoveries of previously impaired assets. Overall, differences for long-lived assets held for use could result in earlier impairment recognition under IFRS as compared to U.S. GAAP.

Internally developed intangibles

U.S. GAAP prohibits, with limited exceptions, the capitalization of development costs. Development costs are capitalized under IFRS if certain criteria are met. Further differences might exist in such areas as software development costs, where U.S. GAAP provides specific detailed guidance depending on whether the software is for internal use or for sale. The principles surrounding capitalization under IFRS, by comparison, are the same, whether the internally generated intangible is being developed for internal use or for sale.

Assignment/allocation and impairment of goodwill

Like IFRS, acquired goodwill is not amortised under U.S. GAAP, but instead goodwill is tested for impairment annually.

However, the impairment test differs from IFRS. Under U.S. GAAP, a two-step goodwill impairment test is performed at the reporting unit level. Under IFRS, a one-step goodwill impairment test is performed at the cash generating unit (“CGU”) level, which may be a lower level than the reporting unit level. The varying assessment levels can result in different conclusions as to whether impairment exists and different amounts to be impaired.

A two-step goodwill impairment test is performed as follows:

1.	The fair value of the reporting unit, including goodwill, is compared to its carrying amount. If the fair value of the reporting unit is less than the book value, goodwill is considered to be impaired.

2.	The goodwill impairment is measured as the excess of the carrying amount of goodwill over its implied fair value. A hypothetical purchase price allocation, in which the fair value determined in the first step is allocated to the various assets and liabilities included in the reporting unit, is used to determine the implied fair value of goodwill in the same manner that goodwill is determined in a business combination.

A one-step goodwill impairment test is performed by comparing the recoverable amount (i.e., the higher of (1) fair value less costs to sell and (2) value in use) of the CGU to its carrying amount. The impairment loss is recognised as the excess of the carrying amount over the recoverable amount.

Under U.S. GAAP, an entity can choose to first assess qualitative factors in determining if further impairment testing is necessary. This option does not exist under IFRS.

For the reasons described above, even when there is an impairment under both frameworks, the amount of the impairment charge may differ.

Lease classification

The determination of whether an arrangement is, or contains, a lease under IFRS is based on the substance of the arrangement at inception date of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

IFRS provides criteria for lease classification that are similar to U.S. GAAP criteria. However, the IFRS criteria do not override the basic principle that classification is based on whether the lease transfers substantially all of the risks and rewards of ownership to the lessee. This could result in varying lease classifications for similar leases under the two frameworks. Other key differences involve areas such as sale-leaseback accounting, build-to-suit leases, leveraged leases, and real estate transactions.

Inventories

Inventories include assets held for sale in the ordinary course of business (finished goods), in the process of production (work in process) or in the form of materials to be consumed in the production process (raw materials). Inventories are valued under IFRS at the lower of cost and net realisable value. Cost, which includes direct materials, labour and overhead, plus indirect overhead, is determined using the first-in, first-out (FIFO) or weighted-average costing method. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs to make the sale.

The measurement of inventory might vary when cost is greater than market (U.S. GAAP) or net realisable value (IFRS). Inventory is measured under IFRS at the lower of cost and net realisable value. Net realisable value is estimated selling price less costs of completion and sale.

According to U.S. GAAP, inventory is measured at the lower of cost or market. Market is the current replacement cost; however, the replacement cost cannot be greater than the net realisable value or less than net realisable value reduced by a normal sales margin. Net realisable value is the estimated selling price less costs of completion and sale.

Under IFRS, reversals of inventory write-downs (limited to the amount of the original write-down) are required for subsequent recoveries. Reversals of write-downs under application of U.S. GAAP are prohibited.

Assets—financial assets

Under current U.S. GAAP, various specialized pronouncements provide guidance for the classification of financial assets. IFRS currently has only one standard for the classification of financial assets and requires that financial assets be classified in one of four categories:

•	assets held for trading or designated at fair value, with changes in fair value reported in earnings;

•	held-to-maturity investments;

•	available-for-sale financial assets; and

•	loans and receivables.

The specialised U.S. guidance and the singular IFRS guidance in relation to classification can drive differences in measurement (because classification drives measurement under both IFRS and U.S. GAAP).

For example, under U.S. GAAP debt instruments that are securities in legal form are typically carried at fair value under the available-for-sale category (unless they are held to maturity) – even if there is no active market to trade the securities. At the same time, a debt instrument that is not in the form of a security (for example, a corporate loan) is accounted for at amortised cost even though both instruments (i.e., the security and the loan) have similar economic characteristics. Under IFRS, the legal form does not solely drive classification of debt instruments; rather, the nature of the instrument (including whether there is an active market) is considered.

Loans and receivables

Loans and receivables under IFRS are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market, such as trade accounts receivable. Loans and receivables are carried out at amortised cost. Under IFRS the classification is not driven by legal form, whereas legal form drives the classification of “debt securities” under U.S. GAAP. The potential classification differences drive subsequent measurement differences under IFRS and U.S. GAAP for the same debt instrument.

Loans and receivables may be carried at different amounts under the two frameworks.

Impairment principles

The applicable impairment models under IFRS and U.S. GAAP including triggering event, the measurement and the point in time are driven by the classification of financial assets to the categories mentioned above. The application of different impairment models may result in potential differences between the accounting frameworks.

Pension Plans

There are a number of significant differences between U.S. GAAP and IFRS in the area of accounting for pension and other postretirement and postemployment benefits. Some differences will result in less earnings volatility, while others will result in greater earnings volatility. The net effect depends on the individual facts and circumstances for a given employer. Further differences could have a significant impact on presentation, operating metrics, and key ratios.

While there are few differences with respect to the measurement of defined benefit plans, there are key differences with regards to cost recognition and presentation. Under IFRS, the effects of remeasurements (which include actuarial gains/losses) are recognised immediately in other comprehensive income (OCI) and are not subsequently recycled through the income statement. Under U.S. GAAP, these gains/losses are recognised in the income statement either immediately or in the future.

Under IFRS, all prior service costs (positive or negative) are recognised in profit or loss when the employee benefit plan is amended and are not allowed to be spread over any future service period, which may create volatility in profit or loss. This is different from U.S. GAAP, under which prior service cost is recognised in OCI at the date the plan amendment is adopted and then amortised into income over the participants’ remaining years of service, service to full eligibility date, or life expectancy, depending on the facts and circumstances.

In addition, U.S. GAAP requires an independent calculation of interest cost (based on the application of a discount rate to the projected benefit obligation) and expected return on assets (based on the application of an expected rate of return on assets to the calculated asset value), while IFRS applies the discount rate to the net benefit obligation to calculate a single net interest cost or income.

Under IFRS, there is no requirement to present the various components of pension cost as a net amount. As such, companies have flexibility to present components of net benefit cost within different line items on the income statement. Components recognised in determining net income (i.e., service and finance costs, but not actuarial gains and losses) may be presented as (1) a single net amount (similar to U.S. GAAP) or (2) those components may be separately displayed.

Differences between U.S. GAAP and IFRS also can result in different classifications of a plan as a defined benefit or a defined contribution plan. It is possible that a benefit arrangement that is classified as a defined benefit plan under U.S. GAAP may be classified as a defined contribution plan under IFRS and vice versa. Classification differences would result in changes to the expense recognition model as well as to the balance sheet presentation.

Liabilities – taxes

Deferred tax assets and liabilities are accounted under U.S. GAAP and IFRS for using the liability method and are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years, in which those temporary differences are expected to be recovered or settled.

Discounting of deferred taxes is also prohibited under both frameworks. Although the two frameworks share many fundamental principles, they are at times applied in different manners and there are different exceptions to the principles under each framework. This often results in differences in income tax accounting between the two frameworks. Some of the more significant differences relate to the allocation of tax expense/benefit to financial statement components (“intraperiod allocation”), the treatment of tax effects of intercompany transfers of assets, income tax accounting with respect to share-based payment arrangements, and presentation of deferred taxes on the face of the balance sheet.

The relevant differences related to share-based payment arrangements are described in the paragraph “Share-based payment transactions - Accounting for income tax effects” above.

Liabilities – other

The guidance in relation to nonfinancial liabilities (e.g., provisions and contingencies) includes some fundamental differences with potentially significant implications.

For instance, a difference exists in the interpretation of the term “probable.” IFRS defines probable as “more likely than not,” but U.S. GAAP defines probable as “likely to occur.” Because both frameworks reference probable within the liability recognition criteria, this difference could lead companies to record provisions earlier under IFRS than they otherwise would have under U.S. GAAP. The use of the midpoint of a range when several outcomes are equally likely (rather than the low-point estimate, as used in U.S. GAAP) might also lead to increased or earlier expense recognition under IFRS.

As it relates to reimbursement rights, IFRS has a higher threshold for the recognition of reimbursements of recognised losses by requiring that they be virtually certain of realisation, whereas the threshold is lower under U.S. GAAP.

Restructuring provisions

Regarding the accrual of restructuring costs, the principal difference between U.S. GAAP and IFRS is that U.S. GAAP requires that entities examine each type of cost individually to determine when it may be accrued, while IFRS emphasises the recognition of the costs of the exit plan as a whole. Therefore, the timing of the recognition (accrual) of restructuring costs under U.S. GAAP may differ from that under IFRS.

IFRS does not have the concept of an ongoing termination plan, whereas a severance liability is recognised under U.S. GAAP once it is probable and reasonably estimable. This could lead companies to record restructuring provisions in periods later than they would under U.S. GAAP.

Under IFRS, termination benefits, which have no future service requirement, are recognised when the termination plan has been communicated to the affected employees and the plan meets specified criteria. This guidance applies to all termination benefits.

Under U.S. GAAP, special termination benefits (those that are only offered for a short period) to encourage voluntary redundancy are recognised when the employees accept the offer and the amount can be reasonably estimated.

If there is a pre-existing arrangement such that the employer and employees have a mutual understanding of the benefits the employee will receive if involuntarily terminated, the cost of the benefits are accrued when payment is probable and reasonably estimable. In this instance, no announcement to the workforce (nor initiation of the plan) is required prior to expense recognition.

PART VIII

ADDITIONAL INFORMATION

1.	RESPONSIBILITY

Dialog accepts responsibility for the information contained in this document. To the best of the knowledge and belief of Dialog, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Save as otherwise stated in this document, Atmel’s Annual Report on Form 10-K for the year ended 31 December 2014 and Atmel’s Quarterly Report on Form 10-Q for the quarter ended 30 June 2015, as applicable, both of which have been filed with the SEC.

2.	HISTORY OF DIALOG

The Company was incorporated and registered in England and Wales on 5 February 1998 under the Companies Acts 1985 as a private company limited by shares with registered number 3505161 with the name of Kitchange Limited. On 27 February 1998 the Company changed its name to Dialog Semiconductor (Holdings) Limited and on 18 August 1999 the Company re-registered as a public company and changed its name to Dialog Semiconductor Plc.

The registered office of the Company is Tower Bridge House, St Katharine’s Way, London, E1W 1AA. The telephone number of the Company’s headquarters is +44 (0) 1793 756 961.

3.	DIRECTORS AND REGISTERED OFFICE

The Directors and their principal functions are as follows:

Director:	Function:
Richard Beyer	Chairman
Jalal Bagherli	Chief Executive Officer
Chris Burke	Non-Executive Director
Alan Campbell	Non-Executive Director
Mike Cannon	Non-Executive Director
Aidan Hughes	Non-Executive Director
Eamonn O’Hare	Non-Executive Director
Russ Shaw	Non-Executive Director

For biographies, experience and board committee membership of each of the Directors, please see the Dialog 2014 Annual Report.

4.	DIRECTORS’ SHAREHOLDINGS AND SHARE OPTIONS

4.1. Shares

As at 14 October 2015 (being the latest practicable date prior to the publication of this document) the interests of the Directors in the share capital of the Company were as follows:

Director	Interest	Number of Dialog Shares	Percentage of existing Dialog Shares(1)	Percentage of Dialog Shares post-Transaction(2)
Richard Beyer	Beneficial	—	—	—
Jalal Bagherli	Beneficial	268,676	0.345%	0.208%
Chris Burke	Beneficial	—	—	—
Alan Campbell	Beneficial	—	—	—
Mike Cannon	Beneficial	—	—	—
Aidan Hughes	Beneficial	25,000	0.032%	0.019%
Eamonn O’Hare	Beneficial	—	—	—
Russ Shaw	Beneficial	—	—	—

Notes:	(1) Assumes 77,865,955 Dialog Shares in issue as at 14 October 2015.
(2) Assumes 129,089,914 Dialog Shares in issue following the issue of 51,223,959 New Dialog Shares in connection with the Transaction. Also assumes that there are no changes in the shareholding of Directors prior to completion of the Transaction.

4.2. Share options

As at 14 October 2015 (being the latest practicable date prior to the publication of this document) the following options to acquire Dialog Shares had been granted and remained outstanding under the LTIPs, the EIP, Dialog’s Deferred Bonus Plan 2013, and Dialog’s Non-Executive Directors 2011 Share Option Scheme:

Director		Date of Grant	Grant Price (€)	Outstanding Options at 14 October 2015
Jalal Bagherli	A	18/02/2013	0.01	42,611
Jalal Bagherli	A	18/02/2014	0.01	40,153
Jalal Bagherli	A	12/02/2015	0.01	29,913
Jalal Bagherli	B	16/02/2012	0.12	65,332
Jalal Bagherli	B	16/02/2013	0.12	92,985
Jalal Bagherli	B	18/02/2013	0.12	40,395
Jalal Bagherli	B	16/02/2014	0.12	98,957
Jalal Bagherli	B	18/02/2014	0.12	40,153
Jalal Bagherli	B	12/02/2015	0.12	29,913
Jalal Bagherli	C	18/02/2011	0.12	100,000
Jalal Bagherli	D	01/05/2015	0.15	97,329
Aidan Hughes	E	21/07/2011	0.15	2,293
Aidan Hughes	E	18/07/2012	0.15	2,081
Russ Shaw	E	21/07/2011	0.15	2,293
Russ Shaw	E	18/07/2012	0.15	2,081

Notes:	(A) Deferred Bonus Plan 2013 (B) EIP (C) Dialog 2008 Long Term Incentive Plan (D) Dialog Long Term Incentive Scheme 2015 (E) Non-Executive Director 2011 Share Option Scheme

For further information on the Dialog Share Schemes, please see the Dialog 2014 Annual Report.

5.	DIRECTORS’ SERVICE CONTRACTS

5.1. Executive Director

Details of appointment of the Executive Director are shown in the table below.

Name of Director	Date employment commenced	Notice period from Company (months)
Jalal Bagherli	18 October 2005	6 months (12 months on a change of control)

The terms of Jalal Bagherli’s appointment as Chief Executive Officer are set out in a service agreement dated 30 April 2015.

5.1.1. Annual Pay

Annual pay reflects the responsibilities, market value and sustained performance level of executive directors. Pay is reviewed annually or when a change in responsibility occurs.

Details of Jalal Bagherli’s remuneration for the financial year ended 31 December 2014 are provided in the table below:

Name of Director	Salary	Taxable benefits	Pension-related benefits	Annual bonus	LTIP Award	Total
Jalal Bagherli	$620,838	$22,390	—	$1,167,616	$2,119,061	$3,929,904

5.1.2. Benefits in kind

The range of taxable benefits in kind available to executive directors includes a cash allowance in lieu of a company car, medical insurance for the executive director and his/her immediate family members, 25 to 30 days’ holiday a year, and services to assist with tax returns.

5.1.3. Bonuses

Bonus payments are determined by the remuneration committee and awarded where justified by performance. For the financial year 2013/2014 and for future financial years, Jalal Bagherli was eligible to receive an annual incentive bonus, the maximum amount being 200 per cent. of annual pay, for the achievement of stretch targets. The portion of any award up to 100 per cent of base salary is paid in cash, and the portion of any award above 100 per cent of base salary is awarded in deferred shares. The targets are a combination of financial, commercial and organisational targets agreed in advance by the committee.

Based on the performance delivered for 2014, an annual bonus award of 178 per cent of base salary was achieved by Jalal Bagherli. The portion of bonus above 1x his base salary was deferred into shares for three years. His awards were based on financial performance, customer strategy and outcomes and personal goals. Financial performance measures were based on revenue, gross margin and EBIT.

5.1.4. Pensions

From April 2014 to 31 December 2014, no pension benefit was provided to Jalal Bagherli. Prior to April 2014, Jalal Bagherli participated in a defined benefit pension arrangement. Contributions to this arrangement commenced in May 2012 and ceased in March 2014.

Since January 2015, Jalal Bagherli has received a fixed pension contribution of 15% of his base salary.

5.1.5. Notice periods

Newly appointed executive directors are offered a service agreement with a notice period not exceeding 12 months.

Jalal Bagherli, whose current service agreement with the Company is dated 30 April 2015, is subject to a 6 month notice period from the Company (extended to 12 months’ notice on a change of control of the Company). During the notice period only base salary and benefits are payable and a time pro-rated bonus award is payable following the end of the year subject to the achievement of full year performance targets.

5.2. Non-Executive Directors

5.2.1. Appointment letters

Non-Executive Directors are appointed pursuant to letters of appointment. Non-Executive Directors are appointed for an initial term of 3 years, and any extension beyond 3 years is subject to the recommendation of the Nomination Committee to the Dialog Board. One third of all Directors have to stand for re-election at the annual general meeting (“AGM”). Any Director who has been appointed as such for a term of more than 9 years is required to stand annually for re-election.

Details of the fees received by the Non-Executive Directors for the financial year ended 31 December 2014 are provided in the table below:

Name of Director	Date of appointment	Total Fees ($)
Richard Beyer (Chairman)	14 February 2013	171,680
Chris Burke	12 July 2006	140,466
Alan Campbell	30 April 2015	—
Mike Cannon	14 February 2013	124,858
Aidan Hughes	1 October 2004	140,466
Eamonn O’Hare	7 March 2014	101,808
Russ Shaw	12 July 2006	140,466

5.2.2. Benefits

Non-Executive Directors are not eligible to participate in Dialog’s bonus or share award schemes. Non-Executive Directors’ fees are not pensionable and Non-Executive Directors are not eligible to join any of the Company’s share plans. Non-Executive Directors are reimbursed for their reasonable travel expenses and accommodation expenses incurred in connection with attending meetings of the Dialog Board or related committees.

6.	MAJOR SHAREHOLDERS

The legal owners of all Dialog Shares are Clearstream and Delengate Limited (a nominee holding two shares on behalf of Clearstream). As at 14 October 2015 (being the latest practicable date prior to the publication of this document) the Company had been notified of the following holdings in the Company’s issued share capital pursuant to DTR 5 (each, a “Notifiable Interest”):

Shareholder	Number of shares / voting rights	Percentage of voting rights attached to the existing Dialog Shares(1)	Percentage of voting rights attached to the Dialog Shares post-Transaction(2)
Discovery Capital Management LLC and Robert Citrone	3,647,798	4.7%	2.9%
BNP Paribas Investment Partners S.A.	2,254,032	2.9%	1.8%
Kleinwort Benson (Jersey) Trustees Limited	2,120,440	2.7%	1.7%
Waddell & Reed	2,726,671	3.5%	2.1%
Black Creek Investment Management Inc.	2,089,883	2.7%	1.6%
Deutsche Bank	1,954,487	2.5%	1.5%
Norges Bank	2,041,314	2.6%	1.6%

Notes:	(1) Assumes 77,865,955 Dialog Shares in issue as at 14 October 2015.
(2) Assumes 129,089,914 Dialog Shares in issue following the issue of 51,223,959 New Dialog Shares in connection with the Transaction. Also assumes that there are no changes in the shareholding of shareholders prior to completion of the Transaction.

Save as set out above, the Company is not aware of any other Notifiable Interests.

7.	RELATED PARTY TRANSACTIONS

Save for the related party transactions set out in Note 29 of the audited consolidated financial statements of the Dialog Group as at and for the financial year ended 31 December 2014 (which is contained in the Dialog 2014 Annual Report), there were no related party transactions that were entered into by the Dialog Group during the financial year ended 31 December 2014.

Save for compensation of key management personnel of the Dialog Group, no member of the Dialog Group has entered into any related party transactions during the period between 1 January 2015 and 14 October 2015 (being the latest practicable date prior to publication of this document).

8.	MATERIAL CONTRACTS

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) which has been entered into by members of the Dialog Group: (i) within the two years immediately preceding the date of this document and which is, or may be, material; or (ii) which contains any provision under which any member of the Dialog Group has any obligation or entitlement which is material to the Dialog Group as at the date of this document.

8.1. Merger Agreement

For a detailed summary of this agreement, see Part III (Summary of the Merger Agreement) of this document.

8.2. Commitment Letter

On 19 September 2015, a commitment letter was entered into between Dialog and Morgan Stanley Funding in respect of Morgan Stanley Funding’s commitment to provide Dialog with a senior secured term loan facility in an aggregate principal amount of up to $2.1 billion to partially finance the Transaction and to repay Dialog’s and Atmel’s existing indebtedness. The obligations of Morgan Stanley Funding pursuant to the Commitment Letter are subject to certain conditions, including the accuracy of certain representations and warranties in connection with the availability of the Facility. Dialog has agreed to pay certain fees and to reimburse Morgan Stanley Funding for all its reasonable costs, fees and expenses incurred in connection with the Facility and the preparation, negotiation and execution of the financing documentation and any security arrangements. In addition, Dialog has agreed to indemnify Morgan Stanley Funding and certain other indemnitees against all actions, claims, losses, damages and expenses incurred in connection with the Commitment Letter, the fee letter in relation to the Commitment Letter or the Facility except to the extent determined by a final, non-appealable judgment to have resulted from gross negligence or a material breach of Morgan Stanley Funding or such other indemnitee (in the case of such breach, other than in its capacity as an arranger, agent or similar role).

9. LITIGATION

Following the announcement on 20 September 2015 of the execution of the Merger Agreement, putative shareholder class action complaints have been filed by purported shareholders of Atmel. As of 14 October 2015 (being the latest practicable date prior to publication of this document), Atmel had received the following complaints, each filed in the Court of Chancery of the State of Delaware: (i) Kevin Crosby, et. al. v. Atmel Corporation, et. al., Case No. 11564, filed on 2 October 2015; and (ii) Craig Martin, et. al. v. Steven A. Laub, et. al., Case No. 11576, filed on 5 October 2015.

The complaints purport to be brought on behalf of all similarly situated Atmel Shareholders and generally allege that the members of the Atmel Board breached their fiduciary duties to Atmel Shareholders by approving the Transaction for inadequate consideration, entering into a merger agreement containing preclusive deal protection devices and failing to take steps to maximize the value to be paid to Atmel Shareholders. The complaints also assert claims against Dialog and Merger Sub for allegedly aiding and abetting these alleged breaches of fiduciary duties. The complaints seek preliminary and permanent injunctions against the completion of the Transaction or rescission in the event the Transaction has already been completed, or, alternatively, damages in favor of the plaintiffs and the class. Atmel and Dialog believe the claims asserted by the plaintiffs to be without merit.

Other than the foregoing, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Dialog Group is aware), which may have, or have had in the recent past (covering the 12 months immediately preceding the date of this document) significant effects on Dialog’s and/or the Dialog Group’s financial position or profitability.

10.	CONSENTS

Morgan Stanley has given and not withdrawn its written consent to the inclusion of its name in this document in the form and context in which it is included.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of the Company at Tower Bridge House, St Katharine’s Way, London E1W 1AA, United Kingdom and at the offices of Reynolds Porter Chamberlain LLP, Tower Bridge House, St Katharine’s Way, London E1W 1AA, United Kingdom up to and including the date of the General Meeting:

(a)	the Memorandum and Articles of Association of Dialog;

(b)	the announcement dated 20 September 2015 relating to the Transaction;

(c)	the Merger Agreement;

(d)	the Annual Report of Dialog for each of the financial years ended 31 December 2014, 31 December 2013 and 31 December 2012;

(e)	Atmel’s Form 10-K filing for each of the financial years ended 31 December 2014, 31 December 2013 and 31 December 2012;

(f)	Atmel’s Form 10-Q filing for each of the three month periods ended 31 March 2015 and 30 June 2015; and

(g)	this document.

PART IX

DEFINITIONS AND GLOSSARY

The following definitions apply throughout this document, unless stated otherwise:

“Admission”	the listing of the New Dialog Shares on the Frankfurt Stock Exchange

“ADS Admission”	the admission of the Dialog ADSs to listing and to trading on The NASDAQ Stock Market

“ADSs”	American Depositary Shares

“Amendment No. 1”	amendment no. 1 to the agreement and plan of merger dated 19 September 2015, between (1) Dialog, (2) Merger Sub, and (3) Atmel and dated 29 September 2015

“ASICs”	application specific integrated circuits

“Atmel”	Atmel Corporation, a Delaware corporation

“Atmel Acquisition Proposal”	has the meaning given in paragraph 12 of Part III (Summary of the Merger Agreement) of this document

“Atmel Board Recommendation”	has the meaning given in paragraph 12 of Part III (Summary of the Merger Agreement) of this document

“Atmel Group”	Atmel and any of Atmel’s subsidiary undertakings and, where the context permits, each of them

“Atmel Rousset”	Atmel Rousset S.A.S.

“Atmel Shareholders”	the holders of Atmel Shares

“Atmel Shares”	issued and outstanding shares of Atmel common stock of par value $0.001 per share in Atmel

“Atmel Shareholder Approval”	the affirmative vote in favour of the adoption of the Merger Agreement by holders of a majority of the Atmel Shares entitled to vote at the Atmel Shareholders’ Meeting

“Atmel Shareholders’ Meeting”	has the meaning given in paragraph 15 of Part III (Summary of the Merger Agreement)

“Atmel Stock Plans”	has the meaning given in paragraph 2 of Part III (Summary of the Merger Agreement)

“Atmel 2014 Financial Statements”	Atmel’s audited financial statements prepared in accordance with U.S. GAAP for the fiscal year ended 31 December 2014 included in Atmel’s Annual Report on Form 10-K filed with the SEC on 25 February 2015

“Atmel June 2015 Financial Statements”	Atmel’s unaudited financial statements prepared in accordance with U.S. GAAP for the three months ended 30 June 2015 included in Atmel’s Quarterly Report on Form 10-Q filed with the SEC on 5 August 2015

“BaFin”	the Federal Financial Supervisory Authority of Germany

“Board”	the board of directors of Dialog or Atmel (as applicable)

“Business Day”	a day (other than Saturdays, Sundays and public holidays in the UK) on which banks are open for business in the City of London

“CASCADE Intermediaries”	the banks and financial institutions who have accounts with the CASCADE System and act as intermediary depositary banks for the Dialog Shareholders

“CASCADE System”	the Cascade electronic clearing and settlement system which facilitates the electronic trading, clearing and settlement of securities traded on the Frankfurt Stock Exchange owned and operated by Clearstream

“CFIUS”	Committee on Foreign Investment in the United States

“CFIUS Approval”	has the meaning given on page 13 of this document

“Circular”	this circular dated 23 October 2015 and despatched to Dialog Shareholders, containing the Notice of Meeting convening the Dialog General Meeting

“Clearstream”	Clearstream Banking AG

“Clearstream Terms”	the General Terms and Conditions of Clearstream dated 1 January 2012, amended and restated from time to time

“Closing Date”	the date on which completion of the Transaction occurs

“Combined Company”	means, from completion of the Transaction, the Dialog Group (including the Atmel Group)

“Commitment Letter”	means the commitment letter together with the exhibits attached thereto, between (1) Dialog and (2) Morgan Stanley Funding and dated 19 September 2015

“Companies Act”	the Companies Act 2006, as amended

“Company” or “Dialog”	Dialog Semiconductor Plc, a company registered in England and Wales with the number 3505161 whose registered office is at Tower Bridge House, St Katharine’s Way, London E1W 1AA

“Depositary Bank”	Citibank, N.A.

“DGCL”	the General Corporation Law of the State of Delaware

“Dialog Acquisition Proposal”	has the meaning given in paragraph 13 of Part III (Summary of the Merger Agreement) of this document

“Dialog ADSs”	the ADSs that will be issued to Atmel Shareholders by the Depositary Bank (and that will be listed on The NASDAQ Stock Market) in respect of Atmel Shares held by Atmel Shareholders immediately prior to completion of the Transaction; each such ADS will represent one Dialog Share

“Dialog Board Recommendation”	has the meaning given in paragraph 13 of Part III (Summary of the Merger Agreement) of this document

“Dialog General Meeting”	the general meeting of the Company to be held at 12.00 noon GMT (1.00 p.m. (CET)) on 19 November 2015 at the offices of Reynolds Porter Chamberlain LLP, Tower Bridge House, St Katharine’s Way, London E1W 1AA, United Kingdom (or any adjournment thereof), notice of which is set out at the end of this document

“Dialog Group”	Dialog and its subsidiary undertakings

“Dialog Shareholder Approval”	the affirmative vote in favour of the granting of authority to the Dialog Board to issue and allot the Dialog Shares underlying the Dialog ADSs in connection with the Transaction by holders of a majority of the Dialog Shares entitled to vote at the Dialog General Meeting and voting in person or by proxy thereat

“Dialog Shareholders”	the holders of the Existing Dialog Shares

“Dialog Shares”	ordinary shares of £0.10 each in the share capital of Dialog from time to time or, as the context may require, an interest in such ordinary shares as traded and settled through Clearstream’s CASCADE System

“Dialog Share Schemes”	the LTIPs, the EIP, Dialog’s Deferred Bonus Plan 2013 and Dialog’s Non-Executive Director 11 Year Share Option Plan

“Dialog 2014 Annual Report”	the annual report and accounts of the Dialog Group for the financial year ended 31 December 2014

“Dialog 2014 Financial Statements”	the audited consolidated financial statements of the Dialog Group prepared in accordance with IFRS for the financial year ended 31 December 2014, contained in the Dialog 2014 Annual Report

“Dialog 2015 Second Quarter Results”	the unaudited consolidated financial information of the Dialog Group for the second quarter ended 3 July 2015, published on 30 July 2015

“Directors”	the directors of Dialog, whose names are set out on page 2 of this document

“DTRs”	the Disclosure and Transparency Rules made by the FCA pursuant to section 73A of the FSMA

“Effective Time”	the date and time at which the merger of Merger Sub with and into Atmel becomes effective in accordance with the terms of the Merger Agreement

“EIP”	Dialog’s Executive Incentive Plan

“Exchange Act”	the U.S. Securities Exchange Act of 1934 (as amended), and the rules and regulations promulgated thereunder

“Exchange Agent”	a U.S. bank or trust company to be appointed as agent of the Company for the purposes of, among other things, mailing and receiving transmittal letters and distributing the consideration for the Transaction to the Atmel Shareholders

“Executive Director”	means the executive director of the Company, being Jalal Bagherli;

“Existing Dialog Shares”	the existing Dialog Shares as at the date of this document

“fab”	fabrication facility

“Facility”	has the meaning given in paragraph 6 of Part I (Letter from the Chairman) of this document

“FCA” or “Financial Conduct Authority”	the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA

“FSMA”	Financial Services and Markets Act 2000, as amended from time to time

“HSR Act”	the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended)

“ICs”	integrated circuits

“IFRS”	International Financial Reporting Standards, issued by the International Accounting Standards Board and as adopted by the European Union

“IRS”	The U.S. Internal Revenue Service

“IoT” or “Internet of Things”	has the meaning given to it in paragraph 3 of Part I (Letter from the Chairman) of this document

“LFR”	Lfoundry Rousset S.A.S.

“LIBOR”	the London Interbank Offered Rate

“LTIPs”	Dialog’s 2008 Long Term Incentive Plan and Dialog’s Long Term Incentive Scheme 2015

“Material Adverse Effect”	has the meaning given in paragraph 24 of Part III (Summary of the Merger Agreement) of this document

“Merger Agreement”	means the agreement and plan of merger dated 19 September 2015 between (1) Dialog, (2) Merger Sub, and (3) Atmel, as it may be amended from time to time (including by Amendment No. 1), setting out the terms and conditions of the Transaction, as summarised in Part III (Summary of the Merger Agreement) of this document

“Merger Sub”	means Avengers Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Dialog

“Morgan Stanley”	Morgan Stanley & Co. LLC

“Morgan Stanley Funding”	Morgan Stanley Senior Funding, Inc.

“New Dialog Shares”	the new Dialog Shares to be issued and credited as fully paid pursuant to the Transaction and underlying the Dialog ADSs

“Non-Executive Directors”	the non-executive directors of the Company, being Richard Beyer, Chris Burke, Alan Campbell, Mike Cannon, Aidan Hughes, Eamonn O’Hare and Russ Shaw

“Outside Date”	has the meaning given in paragraph 25 of Part III (Summary of the Merger Agreement)

“Prospectus”	the prospectus to be prepared and produced by the Company and submitted for approval by the FCA in connection with the New Dialog Shares to be issued in connection with the Transaction

“Proxy Statement/Prospectus”	has the meaning given in paragraph 15 of Part III (Summary of the Merger Agreement)

“Registrar of Companies”	the Registrar of Companies for England and Wales

“Reply Form”	the reply form accompanying this document for use by Dialog Shareholders in relation to the Dialog General Meeting (incorporating attendance registration, proxy appointment and voting instructions)

“Resolution”	the ordinary resolution to approve the allotment of the New Dialog Shares to the Atmel Shareholders pursuant to the Transaction as set out in the notice of General Meeting at the end of this document

“Restricted Jurisdictions”	the United States, Australia, Canada, Japan and the Republic of South Africa and any other jurisdiction where the extension or availability of the Transaction to Atmel Shareholders generally in such jurisdiction would contravene any applicable law

“SEC”	the U.S. Securities and Exchange Commission

“Takeover Code”	the UK City Code on Takeovers and Mergers

“Transaction”	means the proposed acquisition by Dialog of Atmel, by way of a merger of Merger Sub with and into Atmel with Atmel, as the surviving corporation, becoming a wholly-owned subsidiary of Dialog, pursuant to the terms of the Merger Agreement

“Transaction Consideration”	has the meaning given in paragraph 1 of Part III (Summary of the Merger Agreement)

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UKLA” or “UK Listing Authority”	the UK Listing Authority, being the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA (as amended)

“U.S.” or “United States”	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction and any political sub-division thereof

“U.S. GAAP”	Generally Accepted Accounting Principles in the United States

“U.S. Securities Act”	the U.S. Securities Act of 1933 (as amended)

For the purposes of this document, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the respective meanings given thereto by the Companies Act. All references to “pounds”, “pounds Sterling”, “Sterling”, “£”, “pence”, “penny” and “p” are to the lawful currency of the UK. All references to “dollars” and “$” are to the lawful currency of the U.S. All references to “Euros” and “€” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

References to the singular include the plural and vice versa.

NOTICE OF GENERAL MEETING

Dialog Semiconductor Plc

GB-London

ISIN: GB0059822006

Notice of General Meeting

NOTICE IS HEREBY GIVEN that a General Meeting (General Meeting) of Dialog Semiconductor Plc (the Company or Dialog) will be held at Reynolds Porter Chamberlain LLP, Tower Bridge House, St Katharine’s Way, London E1W 1AA on 19 November 2015 at 12.00 noon GMT (1.00 p.m. (CET)) for the purpose of considering and, if thought fit, passing the following Resolution:

ORDINARY RESOLUTION – Directors’ authority to allot shares in connection with the Transaction

THAT, conditional upon and with effect from the Agreement and Plan of Merger dated 19 September 2015 between the Company, Atmel Corporation (Atmel) and Avengers Acquisition Corporation (Merger Sub), as amended from time to time (including by Amendment No. 1 to it between the Company, Atmel and Merger Sub and dated 29 September 2015) (the Merger Agreement) (a copy of which is produced to the meeting and signed for identification purposes by the chairman of the meeting and is described in the circular to shareholders of the Company) in respect of the proposed merger of Merger Sub with and into Atmel (the Transaction) becoming unconditional in all respects (save as regards any conditions relating to the passing of this resolution and to the admission of the Company’s ordinary shares of nominal value of 10 pence each to be issued in connection with the Transaction to trading on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and the sub-segment thereof with additional post-admission obligations (Prime Standard) becoming effective), the board of directors of the Company (the Board) or any duly constituted committee thereof be and is hereby generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 (the Act) to allot relevant securities (as defined in the Act) of the Company up to an aggregate nominal amount of £5,500,000 in connection with the Transaction, which authority is in addition to any previously existing authority conferred upon the Board under section 551 of the Act and shall expire on 30 June 2016, save that the Company may allot relevant securities in connection with the Transaction pursuant to the Merger Agreement or any other agreement entered into prior to such date which would, or might, require relevant securities to be allotted after the authority expires and the Board, or any duly constituted committee thereof, may allot relevant securities under any such agreement as if the authority had not expired.

By order of the Board

Tim Anderson

Company Secretary

Dialog Semiconductor Plc

Tower Bridge House

St Katharine’s Way

London E1W 1AA

23 October 2015

Registered in England and Wales No. 3505161

********************

Notes to the Notice of General Meeting

1.	DOCUMENTS PROVIDED

Notice of the General Meeting (Notice) is being sent to all members and all CI Holders (as defined in the Company’s Articles of Association (the Articles)) (the CI Holders together with the members, the Shareholders).

Notes on how Shareholders may attend and vote at the General Meeting (Important Notes) are included with the reply form accompanying the Notice sent to Shareholders (the Reply Form) which incorporates the attendance registration, proxy appointment and voting instructions and is available on the Company’s website: http://www.dialog-semiconductor.com -> Investor Relations -> General Meeting.

2.	ENTITLEMENT TO ATTEND AND VOTE

The Company, pursuant to the Articles, specifies that only those Shareholders entered in the register of members of the Company or the CI Register (as defined in the Articles) (together, the Registers of Members) at 12.00 noon GMT (1.00 p.m. (CET)) on 17 November 2015, or, if this meeting is adjourned, in the appropriate Registers of Members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the General Meeting in respect of the number of shares or interests in shares registered in their name at that time. Changes to the entries in the Registers of Members after 12.00 noon GMT (1.00 p.m. (CET)) on 17 November 2015, or, if this meeting is adjourned, in the Registers of Members less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

3.	PERSONAL ATTENDANCE

Shareholders wishing to attend the General Meeting in person, should request an Admission Card by following the procedure described at section 1 (Request for an Admission Card) in the Reply Form.

4.	PROXIES

Shareholders who are unable to attend the General Meeting may appoint one or more proxies (who need not be a Shareholder) to exercise all or any of their rights to attend, speak and vote at the General Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by his appointer. A Shareholder may only appoint a proxy or proxies by following the procedure described at section 2 (Appointment of Proxy and Voting Instructions) in the Reply Form. Proxy appointments must be received no later than 12.00 noon GMT (1.00 p.m. (CET)) on 17 November 2015. Further details in relation to the appointment of proxies are given in the Important Notes accompanying the Reply Form.

5.	QUESTIONS AT THE GENERAL MEETING

Under section 319A of the Act, any member attending the General Meeting has the right to ask questions. The Company must answer any such question relating to the business being dealt with at the meeting unless:

•	answering the question would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information;

•	the answer has already been given on a website in the form of an answer to a question; or

•	it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.

6.	NUMBER OF ISSUED SHARES AND TOTAL VOTING RIGHTS

As at 14 October 2015 (being the last practicable date prior to the publication of this Notice) the Company’s issued share capital comprised 77,865,955 ordinary shares of 10p each carrying one vote each and having an aggregate nominal value of £7,786,595.50. Therefore the total voting rights in the Company as at 14 October 2015 are 77,865,955.

7.	NOMINATED PERSONS

Any person to whom this notice is sent who is a person nominated under section 146 of the Act to enjoy information rights (a Nominated Person) may have a right, under an agreement between him and the Shareholder by whom he was nominated, to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he may, under any such agreement, have a right to give instructions to the Shareholder as to the exercise of voting rights.

The statement of the rights of Shareholders in relation to the appointment of proxies in note 4 to this Notice does not apply to Nominated Persons. The rights described in that note can only be exercised by Shareholders.

8.	CORPORATE REPRESENTATIVES

A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that no more than one corporate representative exercises power over the same share. Any corporate Shareholder who wishes (or who may wish) to appoint more than one corporate representative should contact Martina Zawadzki by email at dialog@art-of-conference.de.

9.	WEBSITE GIVING INFORMATION REGARDING THE GENERAL MEETING

A copy of this Notice, and the other information required by section 311A of the Act, can be found at http://www.dialog-semiconductor.com -> Investor Relations -> General Meeting.

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Merger Agreement will be available for inspection during normal business hours at the Company’s registered office from the date of this Notice until the General Meeting’s conclusion and will also be available for inspection at the General Meeting venue immediately prior to and during the General Meeting itself.

11.	COMMUNICATION

Except as provided above, Shareholders who have general queries about the General Meeting should contact Angelika Horstmeier of Ipreo Limited (Dialog’s proxy solicitor) by email at angelika.horstmeier@ipreo.com or by telephone at +49 69 247 568 911 or Martina Zawadzki by email at dialog@art-of-conference.de. No other methods of communication will be accepted.

You may not use any electronic address provided either:

•	in this Notice of General Meeting; or

•	in any related documents,

to communicate with the Company for any purposes other than those expressly stated.

********************

Registered office

Dialog Semiconductor Plc

Tower Bridge House

St Katharine’s Way

London E1W 1AA

UK

Website: www.dialog-semiconductor.com

Additional Information

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise. Any acceptance or response to the proposed merger should be made only on the basis of the information referred to, in respect of Dialog shareholders, a shareholder circular seeking the approval of Dialog shareholders for the proposed merger, and the issuance of ordinary shares in the form of American Depositary Shares (“ADSs”) to Atmel’s stockholders (the “Circular”), or, in respect of Atmel’s stockholders, a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication may be deemed to be solicitation material in respect of the proposed merger involving Dialog and Atmel. In connection with the proposed merger, Dialog will file with the SEC a Registration Statement on Form F-4 (the “Registration Statement”) containing a prospectus with respect to Dialog’s ordinary shares to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Dialog and Atmel intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Atmel and will contain important information about the proposed merger and related matters. Shareholders of Dialog and stockholders of Atmel are advised to read carefully the formal documentation in relation to the proposed merger once it has been dispatched. The proposals for the proposed merger will, in respect of Dialog shareholders, be made solely through the Circular, and, in respect of Atmel’s stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the Dialog shareholders, in the Circular, or, in respect of Atmel’s stockholders, in the Proxy Statement/Prospectus.

This communication comprises an advertisement for the purposes of paragraph 3.3R of the Prospectus Rules made under Part VI of the FSMA and not a prospectus. Any prospectus in connection with the admission of Dialog’s ordinary shares to be issued in accordance with the Merger Agreement to the Regulated Market of, and to trading on, the Frankfurt Stock Exchange (the “UK Prospectus”) will be published at a later date.

Copies of the UK Prospectus and the Circular will, from the date of posting to Dialog shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by Dialog shareholders at the registered office of Dialog Semiconductor plc, Tower Bridge House, St. Katharine’s Way, London E1W 1AA, United Kingdom, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Relations section of Dialog’s website at www.dialog-semiconductor.com. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and

any other documents filed by Atmel and Dialog with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com. Investors may also obtain, free of charge, copies of the Registration Statement, and any other documents filed by Dialog with the SEC in connection with the proposed merger on Dialog’s website at www.dialog-semiconductor.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF DIALOG AND INVESTORS OF ATMEL TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Participants in the Solicitation

Dialog, Atmel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed merger and may have direct or indirect interests in the proposed merger. Information about Dialog’s directors and executive officers is set forth in Dialog’s Annual report and accounts 2014, which may be obtained free of charge at Dialog’s website at www.dialog-semiconductor.com. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Dialog will file with the SEC in connection with the solicitation of proxies to approve the proposed merger.

Cautionary Statements Related to Forward-Looking Statements

This announcement contains, or may contain, “forward-looking statements” in relation to Dialog and Atmel and the future operating performance and outlook of Dialog and the combined company, as well as other future events and their potential effects on Dialog and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to (i) the benefits of the proposed merger, including future financial and operating results of the combined company, Dialog’s or Atmel’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (ii) expected developments in product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customers, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of the management of Dialog and Atmel; (iii) the expansion and growth of Dialog’s or Atmel’s operations; (iv) the expected cost, revenue, technology and other synergies of the proposed merger, the expected impact of the proposed merger on customers and end-users, the combined company’s future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of the combined company’s operations; (vi) the anticipated timing of shareholder meetings and completion of the proposed merger and matters to be voted upon at shareholder meetings and (vii) expectations of location of antitrust and competition law filings.

These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Dialog’s and Atmel’s or the combined company’s ability to control or estimate precisely and include, without limitation: (i) the ability to obtain governmental and regulatory approvals of the proposed merger, including the approval of antitrust authorities necessary to complete the merger, or to satisfy other conditions to the proposed merger, including the ability to obtain the requisite Dialog shareholder approvals and Atmel stockholder approvals, on the proposed terms and timeframe; (ii) the possibility that the proposed merger does not close when expected or at all, or that the companies, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed merger; (iii) the risk that competing offers or acquisition proposals will be made; (iv) the inherent uncertainty associated with financial projections; (v) the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; (vi) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; (vii) the ability to integrate Atmel’s businesses into those of Dialog’s in a timely and cost-efficient manner; (viii) the development of the markets for Atmel’s and Dialog’s products; (ix) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Dialog in a timely and cost-effective manner; (x) general global macroeconomic and geo-political conditions; (xi) the cyclical nature of the semiconductor industry; (xii) an economic downturn in the semiconductor and telecommunications markets; (xiii) the inability to realize the anticipated benefits of transactions related to the proposed merger and other acquisitions, restructuring activities, including in connection with the proposed merger, or other initiatives in a timely manner or at all; (xiv) consolidation occurring within the semiconductor industry through mergers and acquisitions; (xv) the impact of competitive products and pricing; (xvi) disruption to Atmel’s business caused by increased dependence on outside foundries, financial instability or insolvency proceedings affecting some of those foundries, and associated litigation in some cases; (xvii) industry and/or company overcapacity or under-capacity, including capacity constraints of independent assembly contractors; (xviii)

insufficient, excess or obsolete inventory; (xix) the success of customers’ end products and timely design acceptance by customers; (xx) timely introduction of new products and technologies and implementation of new manufacturing technologies; (xxi) the combined company’s ability to ramp new products into volume production; (xxii) reliance on non-binding customer forecasts and the absence of long-term supply contracts with customers; (xxiii) financial stability in foreign markets and the impact or volatility of foreign exchange rates and significant devaluation of the Euro against the U.S. dollar; (xxiv) unanticipated changes in environmental, health and safety regulations; (xxv) Atmel’s dependence on selling through independent distributors; (xxvi) the complexity of the combined company’s revenue recognition policies; (xxvii) information technology system failures; (xxviii) business interruptions, natural disasters or terrorist acts; (xxix) unanticipated costs and expenses or the inability to identify expenses which can be eliminated; (xxx) disruptions in the availability of raw materials; (xxxi) compliance with U.S. and international laws and regulations by the combined company and its distributors; (xxxii) dependence on key personnel; (xxxiii) the combined company’s ability to protect intellectual property rights; (xxxiv) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (xxxv) the market price or increased volatility of Dialog’s ordinary shares and ADSs (if the merger is completed); and (xxxvi) other risks and uncertainties, including those detailed from time to time in Dialog’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Dialog nor Atmel can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Dialog nor Atmel nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Dialog, Atmel, or the combined company, following the implementation of the proposed merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Dialog or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English Law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.